     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1999


                                                      REGISTRATION NO. 333-63649
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 6

                                       TO

                                    FORM F-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               JAMES HARDIE N.V.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        THE NETHERLANDS                        3272                        NOT APPLICABLE
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)

                               WORLD TRADE CENTER
                               STRAWINSKYLAAN 749
                               1077 XX AMSTERDAM
                                THE NETHERLANDS
                                 31 20 675 6061
                        (ADDRESS AND TELEPHONE NUMBER OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      PETER SHAFRON, ESQ., GENERAL COUNSEL
                          26300 LA ALAMEDA, SUITE 100
                        MISSION VIEJO, CALIFORNIA 92691
                                 (949) 348-1800
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                            ------------------------

                                WITH COPIES TO:

      MARK W. SHURTLEFF, ESQ.            DEANNA L. KIRKPATRICK, ESQ.
    GIBSON, DUNN & CRUTCHER LLP             DAVIS POLK & WARDWELL
   JAMBOREE CENTER, 4 PARK PLAZA            450 LEXINGTON AVENUE
         IRVINE, CA 92614                    NEW YORK, NY 10017
          (949) 451-3800                       (212) 450-4000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical in all respects except for (i) the pages labeled as "Alternate Page for International Prospectus" which will be included in the International Prospectus to replace the corresponding pages in the U.S. Prospectus and (ii) the exclusion of the "Notice to Ontario and Quebec Residents" section from the International Prospectus. Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS                            Subject to Completion, Dated March 2, 1999

--------------------------------------------------------------------------------

                                7,500,000 Shares

                                   [JH LOGO]
                               JAMES HARDIE N.V.
                                  Common Stock
--------------------------------------------------------------------------------

All of the 7,500,000 shares of common stock, nominal value NLG 0.02 per share (the "Common Stock"), of James Hardie N.V. ("James Hardie") offered hereby are being sold by a wholly owned indirect subsidiary (the "Selling Shareholder") of James Hardie Industries Limited, a public company organized under the laws of Australia and listed on the Australian Stock Exchange ("JHIL"), in concurrent offerings in the United States and Canada and outside the United States and Canada (collectively, the "Offerings"). Of such shares, 6,375,000 are initially being offered in the United States and Canada by the U.S. Underwriters (the "United States Offering") and 1,125,000 are initially being offered outside the United States and Canada by the International Underwriters (the "International Offering"). The per share price to the public and per share underwriting discounts and commissions in each of the Offerings will be identical. See "Underwriting." James Hardie will not receive any of the proceeds from the sale of the shares offered hereby.

James Hardie is currently a wholly owned indirect subsidiary of JHIL. Following consummation of the Offerings, JHIL will beneficially own approximately 85% of the outstanding shares of Common Stock (or approximately 83% of the outstanding shares of Common Stock if the U.S. Underwriters' over-allotment option is exercised in full).

Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price per share will be between $15.00 and $18.00. See "Underwriting" for the factors to be considered in determining the initial public offering price. The shares of Common Stock have been approved for listing (subject to official notice of issuance) on the New York Stock Exchange (the "NYSE") under the symbol "JHX."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" COMMENCING ON PAGE 11.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  Underwriting             Proceeds
                                             Price to             Discounts and           to Selling
                                              Public             Commissions(1)         Shareholder(2)
---------------------------------------------------------------------------------------------------------
Per Share                               $                      $                      $
---------------------------------------------------------------------------------------------------------
Total(3)                                $                      $                      $
---------------------------------------------------------------------------------------------------------

(1) James Hardie, the Selling Shareholder and JHIL have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offerings payable by JHIL estimated to be $1,825,000.

(3) The Selling Shareholder has granted the U.S. Underwriters a 30-day option to purchase up to 1,125,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is
    exercised in full, the total Price to Public will be $         , the total
    Underwriting Discounts and Commissions will be $         and the total
    Proceeds to the Selling Shareholder will be $         . See "Underwriting."

The shares of Common Stock are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of the certificates therefor will be made at the offices of Warburg Dillon Read LLC, New York, New York, or through the facilities of The Depository Trust Company, on or about
            , 1999.

WARBURG DILLON READ LLC
                        CREDIT SUISSE FIRST BOSTON
                                                    MERRILL LYNCH & CO.
               The date of this Prospectus is             , 1999.

[GRAPHIC OF HOUSE]

James Hardie is the largest manufacturer of fiber cement building products and systems in the United States, Australia and New Zealand.

[GRAPHIC OF HOUSE]

The Company believes that, in certain applications, its fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to the other fiber cement products and alternative products and systems using solid wood, engineered wood, vinyl, brick, stucco and gypsum wallboard.

[GRAPHIC OF HOUSE]

Applications include external siding roofing, internal linings, facades, fencing, and floor and tile underlayments.

                                                        [LOGO] James Hardie N.V.

CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID DURING AND AFTER THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

[LOGO] James Hardie N.V.

        [GRAPHIC COLLAGE OF HOUSES AND THE COMPANY'S BUILDING PRODUCTS]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and the related notes thereto, included elsewhere in this Prospectus. Prior to the Reorganization (as more fully described below), James Hardie Industries Limited ("JHIL"), a company organized under the laws of Australia and listed on the Australian Stock Exchange, operated a number of businesses in the building products industry. In connection with the Reorganization, JHIL transferred the "Transferred Businesses" (as defined herein) to James Hardie N.V., a company incorporated under the laws of The Netherlands ("James Hardie" and, collectively with all of its subsidiaries, unless the context otherwise requires, the "Company"), and retained certain assets and liabilities and the related income and expenses (the "Retained Assets and Liabilities"). Unless the context otherwise requires, all historical financial information for periods prior to the Reorganization discussed in this Prospectus include the Retained Assets and Liabilities. Such information, therefore, may not be indicative of the Company's future financial performance. Financial information with respect to the Transferred Businesses is presented in this Prospectus, together with certain other adjustments, in "Unaudited Pro Forma Consolidated Financial Data." References in this Prospectus to the Company's historical operations refer to the operations of the Transferred Businesses. Unless the context otherwise requires, all references in this Prospectus to JHIL shall refer to JHIL and its subsidiaries that were not transferred to the Company (including the Selling Shareholder). Except as otherwise indicated, all information in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised. As used in this Prospectus, the term "fiscal year" refers to the Company's fiscal year ended March 31 of such year, the term "dollars" or "$" refers to U.S. dollars, the term "AUD" refers to Australian dollars, the term "NZD" refers to New Zealand dollars, the term "msf" refers to thousands of square feet and the term "mmsf" refers to millions of square feet.

                                  THE COMPANY

GENERAL

     The Company is the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia and New Zealand. Fiber cement is one of the fastest growing segments of the U.S. building products industry. Total U.S. industry shipments of fiber cement were estimated by the Company to be approximately 500 mmsf during fiscal year 1998, up 35% from approximately 370 mmsf in fiscal year 1997. The Company markets its fiber cement products and systems under various "Hardi" brand names. The Company believes that, in certain applications, its fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems using solid wood, engineered wood, vinyl, brick, stucco and gypsum wallboard. The Company estimates that fiber cement could grow from approximately 7% of the U.S. external siding market in 1998 to 16% by 2002.

     In addition, the Company is the fourth largest producer of gypsum wallboard in the United States. The sale of fiber cement products and gypsum wallboard accounted for 46.9% and 24.4%, respectively, of the Company's total net sales in fiscal year 1998 and 47.9% and 30.2%, respectively, of the Company's total net sales for the nine months ended December 31, 1998. In addition to its fiber cement and gypsum wallboard businesses, the Company, through its building systems division, is the Australian and New Zealand market leader in the manufacture and sale of modular relocatable buildings in the mining resources market and insulated panel products in the commercial market. The Company also manufactures windows and window systems for residential and commercial applications in Australia.

     The Company pioneered the successful development of cellulose reinforced fiber cement in the early 1980s with its proprietary product formulation and process technology. The Company has continued to develop and enhance its fiber cement technology, deriving significant cost and efficiency benefits and establishing itself as a leader in this product category. The Company's fiber cement products are utilized in various markets including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial applications. The Company manufactures numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding, roofing, internal linings, facades, fencing, and floor and tile underlayments. In contrast to certain other building materials, fiber cement provides durability attributes such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. During fiscal year 1998, management believes, based on its analysis of competitors' sales, that the Company sold approximately 83% of the fiber cement sold in the United States, 84% of the fiber cement sold in Australia and 93% of the fiber cement sold in New Zealand.

     During fiscal year 1998, the Company's U.S. Fiber Cement business accounted for $181.1 million of net sales, Gypsum accounted for $200.5 million of net sales, Australia/New Zealand Fiber Cement accounted for $211.6 million of net sales, Building Systems accounted for $147.9 million of net sales and Other products (which includes windows and fiber cement operations in the Philippines) accounted for $81.2 million of net sales. Operating profit from U.S. Fiber Cement and Gypsum (the "U.S. Operations") as a percentage of total operating profit before expenses in connection with the Sydney-based research and development center and certain general corporate costs, which benefit all segments, was 72.4% in fiscal year 1998 and 87.6% for the nine months ended December 31, 1998. See "Selected Financial and Operating Data."

     James Hardie's principal executive offices are located at World Trade Center, Strawinskylaan 749, 1077 XX Amsterdam, The Netherlands, and its telephone number is 31 20 675 6061. The Company's principal operational offices are located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691, and its telephone number is (949) 348-1800.

BUSINESS STRATEGY

     The Company's strategic objective is to increase shareholder value by expanding its leadership position in the manufacturing and marketing of fiber cement and capitalizing on this position to build related businesses in the building and construction industries worldwide. The Company seeks to maintain its competitive advantage in fiber cement through the continued development of differentiated products and improved process technology. In the Company's gypsum wallboard business, management believes the Company's cost position will enable it to maintain high levels of capacity utilization through industry downturns. Combined, these global strategies are intended to mitigate the Company's susceptibility to construction cycles. The international nature of the Company's business also reduces exposure to regional construction cycles. More specifically, the Company's strategies include the following:

  Increase Demand for Fiber Cement Products

     The Company plans to increase demand for fiber cement products in the United States, Australia, New Zealand and selected Asian markets through the continued displacement of more traditional building materials. The Company is investing significant effort into educating builders, contractors and consumers with respect to the performance, design and cost advantages of new and existing fiber cement products over competing products. In the United States, management estimates that fiber cement comprised approximately 10% of the new residential construction segment of the external siding market in fiscal year 1998 and approximately 6% and 1%, respectively, of the manufactured housing and repair/remodel segments. Research commissioned by the Company indicates that its products are generally preferred by homeowners over alternative siding products, once they have been made aware of the features of the Company's products. As a result of this research, in 1998, the Company began a national and regional U.S. marketing campaign to raise awareness of the Company's siding products among consumers. In Australia, management estimates that approximately 80% of new residential construction utilized masonry as the external siding material in 1997. The Company is marketing its products as a substitute for masonry and is highlighting the cost, architectural and aesthetic advantages over brick.

  Defend Current Position in Fiber Cement

     Competition in the fiber cement business continues to increase. Management believes that the Company has superior products, a broad product range, a leading position in fiber cement and low cost manufacturing facilities which leave it well positioned to defend against this increasing competition. To continue to protect its position, the Company intends to further expand its product line by launching new products and applications for fiber cement. Additionally, the Company seeks to maintain excess capacity in its fiber cement manufacturing facilities to allow it the flexibility to meet surges in customer demand and to minimize the business that may be lost through an inability to supply its fiber cement products. Consequently, its first manufacturing plant in California has been expanded twice and three new plants have been constructed in Florida, Texas and Washington, at an aggregate cost of approximately $200 million over four years. Concurrently with increasing capacity in the United States, the Company has been upgrading and consolidating its capacity in Australia and New Zealand. In Australia, a three year, AUD 40 million upgrade program has been implemented that management believes will result in reduced manufacturing costs primarily through increased automation. In New Zealand, upgrading of the factory and warehouse facilities has resulted in increased production capacity and lower costs. See "Business -- Manufacturing Facilities."

  Continue to Develop New and Differentiated Fiber Cement Products

     The Company intends to continue to focus on developing new and differentiated products specifically targeted for its primary geographic markets by capitalizing on its research and development facilities in the United States and Australia. In light of increasing competition, management believes product differentiation is key to maintaining and enhancing the Company's position and permitting value added pricing. The Company has various new products and systems in development and commercialization, such as a new generation of low density fiber cement products for external trim applications, launched in October 1998, that contain significant elements of proprietary technology which the Company believes will preclude easy duplication by competitors.

  Expand into New Geographic Markets for Fiber Cement Products

     The Company plans to continue to expand into new geographic markets for fiber cement products. Sales of fiber cement outside the United States, Australia and New Zealand accounted for approximately 5% of fiscal year 1998 fiber cement revenues and approximately 4% of fiber cement revenues for the nine months ended December 31, 1998. The Company began exporting fiber cement products into the Philippines in the early 1980s as a plywood replacement and commenced construction in 1997 of a manufacturing facility in Cabuyao (near Manila) to meet local demand for its products. This new facility was commissioned in December 1998. In addition, the Company has been exporting products to Taiwan, Thailand, Singapore, Japan, the Middle East, Korea and Indonesia and is exploring, over the long term, the possibility of constructing manufacturing facilities in some of these locations. The Company has also conducted detailed assessments of market opportunities in certain other regions around the world. The continued geographic expansion of the Company into additional markets diversifies the Company's customer base and reduces its exposure to seasonality and the cyclicality of the construction industry in any one particular market.

  Maintain a Strong Niche Position in the U.S. Gypsum Wallboard Industry

     The Company plans to continue to maintain its strong niche position in the U.S. gypsum wallboard industry by offering a full line of products in the large regional markets in which it operates. The Company has low-cost facilities that currently operate at high levels of capacity utilization. The Company intends to maintain this focus while continuing to improve operating efficiencies. Following the expansion of its Seattle, Washington and Las Vegas, Nevada facilities, the Company has begun work on doubling the capacity of its gypsum wallboard plant in Nashville, Arkansas, which is scheduled to be completed in the second half of calendar year 1999. The Nashville plant, when completed, will be one of the largest gypsum wallboard plants in the world with approximately
1.4 billion square feet of capacity per annum and will expand the Company's share of U.S. industry capacity in the gypsum wallboard market from approximately 7% to approximately 9% based on Company estimates. At that time, the Company's wallboard plants will on average have the capacity to produce 2.6 times more gypsum wallboard than the current industry average on a per plant basis. The Company believes that its competitive strengths leave it comparatively well positioned throughout market cycles. The Company also plans to continue to review opportunities to invest in strategically located assets which strengthen its niche position in the U.S. gypsum industry and which complement its international fiber cement business.

                               THE REORGANIZATION

     JHIL commenced operations in Australia in 1888, was incorporated in 1920 and has been listed on the Australian Stock Exchange Limited since 1951. Over the last three years, JHIL has significantly reshaped its business through a series of divestitures of non-core businesses, the proceeds of which were used in part to fund the expansion of its U.S. fiber cement and gypsum wallboard businesses. As a result of the increasing significance of the U.S. Operations, which comprised 72.4% of total operating profits in fiscal year 1998 and 87.6% of total operating profits for the nine months ended December 31, 1998 (before expenses in connection with the Sydney-based research and development center and certain general corporate costs which benefit all segments), JHIL announced a plan of reorganization and capital restructuring (the "Reorganization"). The Reorganization, which (with the exception of the Offerings and the relocation of certain senior executives and managers) was consummated in November 1998, is intended to address the structural imbalance and resulting operational, financial and commercial issues that previously existed as a result of the predominance of JHIL's U.S. operations and the location of corporate management and JHIL's shareholder base in Australia. The primary components of the Reorganization are:

     - The formation of James Hardie, a wholly owned indirect subsidiary of JHIL, which was incorporated in The Netherlands in August 1998;

     - The transfer to the Company, effective November 1, 1998, pursuant to various contribution and purchase agreements (the "Purchase Agreements"), of JHIL's fiber cement businesses, its U.S. gypsum wallboard business, its Australian and New Zealand building systems business and its Australian windows business (collectively, the "Transferred Businesses") and the retention by JHIL and its non-transferring subsidiaries of the Retained Assets and Liabilities;

     - The issuance of the Notes and the arrangement of a new Bank Facility (as such terms are defined herein) on November 4, 1998 by the Company (the "Debt Financing");

     - The relocation of certain senior executives and managers to the Company's U.S. operational headquarters; and

     - The sale by the Selling Shareholder, through the Offerings, of approximately 15% of the outstanding shares of Common Stock of James Hardie.

ACQUISITION OF THE TRANSFERRED BUSINESSES

     The Company and JHIL entered into the Purchase Agreements pursuant to which the Company acquired the Transferred Businesses from JHIL and its non-transferring subsidiaries. The Transferred Businesses were acquired by James Hardie in consideration of 100% of its outstanding Common Stock and $349.1 million, which was paid from the proceeds of the sale of the Notes and borrowings under the term loan portion of the Bank Facility which is more fully described below. The $349.1 million payment represented the settlement of intercompany indebtedness of subsidiaries of JHIL acquired by the Company in connection with the Reorganization. In addition to the Retained Assets and Liabilities, JHIL and its non-transferring subsidiaries also retained existing and potential liabilities in relation to the manufacture prior to 1987 of products containing asbestos. As part of the Retained Assets and Liabilities, JHIL and its non-transferring subsidiaries retained the ownership of the manufacturing sites in Australia and New Zealand on which asbestos products were manufactured. The Company will lease and continue to manufacture from these sites. As part of the Purchase Agreements, JHIL and certain of its non-transferring subsidiaries agreed to indemnify the Company for certain liabilities in relation to the operation of the Transferred Businesses prior to the Reorganization, including all asbestos-related liabilities and environmental liabilities relating to these sites. See "Certain Relationships and Related Transactions -- Purchase Agreements."

DEBT FINANCING

     On November 4, 1998, a financing subsidiary of the Company incorporated under the laws of The Netherlands (the "Finance Subsidiary") completed the sale of certain debt securities and arranged a new bank credit facility for a wholly owned Australian subsidiary of the Company. The Finance Subsidiary issued $225 million aggregate principal amount of senior unsecured notes with a mix of maturities ranging from 6 to 15 years with a ten-year average maturity and a maximum of $63 million maturing in any one year (the "Notes") to certain identified U.S. institutional investors. In addition, the Finance Subsidiary arranged a new unsecured bank credit facility (the "Bank Facility") which consists of an Australian dollar denominated term loan of AUD 200 million ($124.1 million based on the exchange rate on November 4, 1998) with a term of three years, which is currently fully drawn, and a U.S. dollar denominated revolving credit facility of $77.5 million, which will principally be used by the Company for working capital purposes and under which the Company had borrowings of $25 million as of February 1, 1999. See "Management's Discussion and

Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The amount borrowed under the revolving credit facility was used to fund a working capital shortfall on the date such amount was borrowed. The Notes and indebtedness incurred under the Bank Facility by the Company's subsidiaries are unconditionally guaranteed by James Hardie on an unsecured basis.

     The Notes have a fixed interest rate. The term loan portion of the Bank Facility has a floating interest rate equal to a fixed margin over the Australian Bank Bill Rate. The revolving credit facility has a floating interest rate equal to a fixed margin over LIBOR. The Debt Financing arrangements have customary covenants including the maintenance of certain financial ratios and limitations on payment of dividends and the incurrence of additional indebtedness. The Notes and Bank Facility are subject to the same key covenants.

THE OFFERINGS

     The Offerings were approved by the shareholders of JHIL at an extraordinary general meeting of JHIL's shareholders held on October 16, 1998 in Sydney, Australia ("Shareholder Approval"). JHIL has informed the Company that it intends to consider a further selldown of its interest in the Company or a distribution of its interest to JHIL shareholders within 12 to 24 months. However, the timing and precise mechanisms of such a selldown or distribution will depend on market conditions and other relevant considerations.

                                 THE OFFERINGS

Common Stock being offered by
the Selling Shareholder in the
  Offerings:

United States Offering..........   6,375,000 shares(1)

International Offering..........   1,125,000 shares

                    Total.......   7,500,000 shares(1)

Common Stock to be outstanding
after the Offerings.............   50,000,000 shares(2)

Use of Proceeds.................   The Company will not receive any proceeds
                                   from the sale of the shares of Common Stock offered hereby.

NYSE symbol.....................   JHX

Risk Factors....................   Investment in the Common Stock offered hereby
involves certain risks. Each prospective investor should carefully consider all of the matters described herein under "Risk
                                   Factors."

---------------
(1) Assumes that the U.S. Underwriters' over-allotment option is not exercised.

(2) Excludes 5,000,000 shares of Common Stock reserved for issuance under the Company's 1999 Equity Incentive Plan (the "Equity Incentive Plan"), under which options to purchase up to a maximum of 2,400,000 shares are expected to be granted upon consummation of the Offerings. See
    "Management -- Compensation of Directors and Officers" and
    "Management -- 1999 Equity Incentive Plan." Also excludes up to 30,000 restricted shares of Common Stock to be issued to members of the Supervisory Board upon consummation of the Offerings and 110,000 shares of Common Stock reserved for issuance under the Company's 1999 Independent Directors Deferred Compensation Plan (the "Directors Deferred Compensation Plan"). See "Management -- Compensation of Directors and Officers."

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth summary consolidated historical and pro forma financial and operating data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto, the "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The historical financial data presented below reflects historical data with respect to (a) the Transferred Businesses and (b) until November 1, 1998, the Retained Assets and Liabilities which were not transferred to the Company in the Reorganization. See "The Reorganization." Consequently, such historical financial data is not necessarily indicative of future results of the Company. The pro forma data contained herein gives effect to certain transactions that are part of the Reorganization. See "Unaudited Pro Forma Consolidated Financial Data."


                                            FISCAL YEARS ENDED MARCH 31,                NINE MONTHS ENDED DECEMBER 31,
                                     -------------------------------------------   ----------------------------------------
                                                                    PRO FORMA(1)                               PRO FORMA(1)
                                      1996      1997       1998         1998          1997          1998           1998
                                     -------   -------   --------   ------------   -----------   -----------   ------------
                                                                    (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                        (IN MILLIONS, EXCEPT VOLUME AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales
    U.S. Fiber Cement(2)...........  $ 100.7   $ 148.7   $  181.1     $  181.1      $  134.2      $  177.6       $  177.6
    Gypsum(3)......................     77.0     103.8      200.5        200.5         149.3         190.9          190.9
    Australia/New Zealand Fiber
      Cement(4)....................    264.6     262.1      211.6        211.6         169.0         132.2          132.2
    Building Systems(4)............    118.2     133.8      147.9        147.9         111.9          81.3           81.3
    Other(5).......................     64.4      65.0       81.2         81.2          64.7          49.1           49.1
                                     -------   -------   --------     --------      --------      --------       --------
Total net sales....................    624.9     713.4      822.3        822.3         629.1         631.1          631.1
Cost of goods sold.................   (429.9)   (508.7)    (592.3)      (595.5)       (444.7)       (448.0)        (449.9)
                                     -------   -------   --------     --------      --------      --------       --------
Gross profit.......................    195.0     204.7      230.0        226.8         184.4         183.1          181.2
Selling, general and
  administrative(6)................   (134.1)   (150.3)    (142.7)      (142.7)       (108.1)       (108.7)        (108.7)
Restructuring and other operating
  expenses(7)......................       --     (38.8)      (5.1)        (5.1)         (2.2)         (1.2)          (1.2)
                                     -------   -------   --------     --------      --------      --------       --------
Operating profit...................     60.9      15.6       82.2         79.0          74.1          73.2           71.3
Net interest expense(8)............    (32.9)    (25.7)     (20.6)       (24.2)        (17.4)        (11.4)         (18.1)
Equity income -- RCI(9)............      7.9       9.2        6.2           --           4.8            --             --
Other nonoperating expenses,
  net(10)(11)......................    (15.0)    (14.6)     (12.1)        (0.2)        (10.5)         (4.8)            --
                                     -------   -------   --------     --------      --------      --------       --------
Income (loss) from continuing
  operations before income tax.....     20.9     (15.5)      55.7         54.6          51.0          57.0           53.2
Income tax (expense) benefit(8)....     (2.8)      3.0      (25.0)       (11.9)        (19.2)        (22.6)         (12.9)
                                     -------   -------   --------     --------      --------      --------       --------
Income (loss) from continuing
  operations(12)...................  $  18.1   $ (12.5)  $   30.7     $   42.7      $   31.8      $   34.4       $   40.3
                                     =======   =======   ========     ========      ========      ========       ========
Pro forma earnings per share.......                                   $   0.86                                   $   0.81
                                                                      ========                                   ========
CONSOLIDATED CASH FLOW INFORMATION:
Cash flows provided by (used in)
  operating activities.............  $  80.2   $  82.8   $  109.1           --      $  100.4      $  (16.7)(11)         --
Cash flows provided by (used in)
  investing activities.............    (39.5)    118.4      (46.7)          --         (48.7)       (117.8)            --
Cash flows provided by (used in)
  financing activities.............    (87.9)     14.6      (63.9)          --         (67.6)       (168.1)            --
OTHER DATA:
Depreciation and
  amortization(13).................  $  28.0   $  35.6   $   38.5     $   37.6      $   28.0      $   29.2       $   28.7
Adjusted EBITDA(14)................     88.9      86.0      120.7        116.6         102.1         102.4          100.0
Capital expenditures(13)...........     64.7     172.1      154.8           --         118.3          87.4             --
Research and development(6)........     12.1      15.0       18.0           --          12.6          10.5             --
Volume(mmsf)(15)
    U.S. Fiber Cement..............    220.0     317.0      416.1        416.1         303.7         423.4          423.4
    Gypsum.........................    680.3     862.3    1,554.5      1,554.5       1,153.2       1,409.4        1,409.4
    Australia/New Zealand Fiber
      Cement(4)....................    347.5     318.4      299.2        299.2         226.4         220.8          220.8
Average sales price per unit (per msf)
    U.S. Fiber Cement..............  $   458   $   469   $    435     $    435      $    442      $    419       $    419
    Gypsum.........................      113       120        129          129           129           135            135
    Australia/New Zealand Fiber
      Cement(4)....................      684       744        643          643           670           544            544
----------------------------------

                                                             MARCH 31,                 DECEMBER 31,
                                                -----------------------------------    ------------
                                                   1996          1997        1998          1998
                                                -----------    --------    --------    ------------
                                                (UNAUDITED)                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Net current assets............................   $  393.2      $  425.3    $  354.8      $   89.0(16)
Total assets..................................    1,366.1       1,534.0     1,241.7       1,008.5
Long-term debt................................      416.5         470.2       496.3         347.5
Long-term related party borrowings............      202.8         202.8          --            --
Shareholders' equity..........................      460.4         544.8       465.8         337.9(16)

---------------

 (1) Pro Forma 1998 for the Unaudited Pro Forma Consolidated Statement of Income for the fiscal year ended March 31, 1998 and the nine months ended December 31, 1998 gives accounting effect to the following transactions: (i) the transfer of the Transferred Businesses to the Company and the retention of the Retained Assets and Liabilities by JHIL and its non-transferring subsidiaries, including any related income and expenses, (ii) the completion of the Debt Financing, and (iii) certain tax consequences of the Reorganization. See "Unaudited Pro Forma Consolidated Financial Data." The Unaudited Pro Forma Consolidated Statement of Income for the fiscal year ended March 31, 1998 assumes that each of these transactions occurred on April 1, 1997. The Unaudited Pro Forma Consolidated Statement of Income of the nine months ended December 31, 1998 assumes that each of these transactions occurred on April 1, 1998.

 (2) In January 1996, the first production line at the Plant City, Florida fiber cement plant was expanded and a second line was commissioned in March 1996. During fiscal year 1997, a third production line was commissioned at Plant City, Florida, a new fiber cement plant was constructed and the first line commissioned in Cleburne, Texas, and the capacity of the Fontana, California fiber cement plant was expanded. During fiscal year 1999, a new fiber cement plant was commissioned in Tacoma, Washington.

 (3) The capacity of the Las Vegas, Nevada gypsum plant was expanded in fiscal year 1996. The Nashville, Arkansas gypsum plant was acquired in fiscal year 1997. The Las Vegas, Nevada gypsum plant and the Seattle, Washington gypsum plant were further expanded in fiscal year 1998.

 (4) Australia/New Zealand Fiber Cement includes all fiber cement produced or sold worldwide, excluding the United States and the Philippines, and also includes sales from building systems in New Zealand.

 (5) Includes fiber cement sales in the Philippines and window sales in Australia.

 (6) Includes research and development expenses.

 (7) Includes (i) for fiscal year 1997, asset write-downs, environmental costs and employee termination costs of $17.8 million associated with the restructuring and upgrade of the fiber cement business in Australia, and a windows goodwill write-off of $21.0 million, (ii) for fiscal year 1998, $5.1 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia, and
     (iii) for the nine months ended December 31, 1998, $1.2 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia.

 (8) Interest and income tax expenses are the historical interest and income taxes applicable to JHIL and its subsidiaries prior to the Reorganization. As a result of the Reorganization, the interest and income tax expenses of the Company will change. See "Unaudited Pro Forma Consolidated Financial Data."

 (9) Represents equity interest earned on the investment in RCI Corporation which was sold in fiscal year 1998. See "Unaudited Pro Forma Consolidated Financial Data."

(10) Consists primarily of losses of $17.9 million, $14.7 million and $12.2 million in fiscal years 1996, 1997 and 1998, respectively, incurred by JHIL under a transaction entered into with Firmandale Investments Limited ("Firmandale"), which is part of the Retained Assets and Liabilities that were not transferred to the Company in connection with the Reorganization. For the nine months ended December 31, 1998, other nonoperating expenses is comprised of costs associated with the Reorganization amounting to $8.4 million, the provision of $2.5 million against other investments and $6.1 million profit on the sale of one of the Company's portfolio investments.

(11) Includes a $57.3 million cash payment in connection with the settlement of the Firmandale litigation.

(12) Constitutes net income (loss) before income (loss) from discontinued operations and gains (losses) on the disposal of discontinued operations.

(13) Information for depreciation and amortization and capital expenditures is for continuing businesses only.

(14) Represents earnings from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses, net, depreciation and amortization charges, and certain other property, goodwill and equipment impairment charges as follows:

                              FISCAL YEARS ENDED MARCH 31,         NINE MONTHS ENDED DECEMBER 31,
                           -----------------------------------    --------------------------------
                                                     PRO FORMA                          PRO FORMA
                           1996     1997     1998      1998        1997       1998         1998
   ("ADJUSTED EBITDA")     -----   ------   ------   ---------    -------    -------    ----------
Income from continuing
  operations.............  $18.1   $(12.5)  $ 30.7    $ 42.7      $ 31.8     $ 34.4       $ 40.3
Income tax expense
  (benefit)..............    2.8     (3.0)    25.0      11.9        19.2       22.6         12.9
Net interest expense.....   32.9     25.7     20.6      24.2        17.4       11.4         18.1
Equity income -- RCI.....   (7.9)    (9.2)    (6.2)       --        (4.8)        --           --
Other nonoperating
  expenses, net..........   15.0     14.6     12.1       0.2        10.5        4.8           --
Depreciation and
  amortization...........   28.0     35.6     38.5      37.6        28.0       29.2         28.7
Impairment of property...     --      2.4       --        --          --         --           --
Goodwill write-off.......     --     21.0       --        --          --         --           --
Obsolete equipment
  write-down.............     --     11.4       --        --          --         --           --
                           -----   ------   ------    ------      ------     ------       ------
Adjusted EBITDA..........  $88.9   $ 86.0   $120.7    $116.6      $102.1     $102.4       $100.0
                           =====   ======   ======    ======      ======     ======       ======

      Adjusted EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. All registrants do not calculate Adjusted EBITDA in the same manner and, accordingly, Adjusted EBITDA may not be comparable with other registrants. The Company has included information concerning Adjusted EBITDA herein because it believes that such data is commonly used by certain investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items. See the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information to assist in identifying and evaluating trends in Adjusted EBITDA.

(15) Fiber cement volume is measured in 5/16" standard feet and gypsum volume is measured in surface feet.

(16) On February 5, 1999, the Company and JHIL entered into an agreement to consolidate and set off certain intercompany payables and receivables as described in Note 23 to the Consolidated Financial Statements. After the consolidation and set off, the Company had a net receivable of $9.2 million which has been deducted from shareholders' equity as it is due from the principal shareholder. The Company intends to effect a non-cash settlement of this receivable prior to the closing of the Offerings. As a result of the consolidation and set off, pro forma net current assets and shareholders' equity at December 31, 1998 were $79.8 million and $328.7 million, respectively.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, prospective purchasers of the Common Stock offered hereby should carefully consider the following factors before making an investment in the Common Stock. This Prospectus contains forward-looking statements. These forward-looking statements reflect the Company's views with respect to future events and financial performance based on assumptions made by and information currently available to management. Actual results could differ materially from those projected in the forward-looking statements as a result of many factors, including the risk factors set forth below. The words "believe," "expect," "intend," "estimate," "plan," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION AND PRICING

     The markets for the Company's products are highly competitive. Competition is based largely on price and, to a lesser extent, quality and service. The Company's fiber cement products compete with other manufacturers' fiber cement products as well as alternative products manufactured from natural and engineered wood, vinyl, stucco, masonry and gypsum. Certain of the Company's competitors may have greater financial and other resources than the Company and, among other factors, may be less affected by reductions in margins resulting from price competition. Fiber cement prices in the United States, Australia and New Zealand have been declining for a number of years due to market entry by new producers and competition from alternative products, among other reasons. Because of the maturity of the Australian and New Zealand markets, the Company believes that prices in those markets may continue to decline and that sales volumes may not increase significantly or may decline. Historically, increased sales volumes of the Company's U.S. fiber cement products and improved operating efficiencies have more than offset the decrease in pricing for such products in the United States. There can be no assurance, however, that there will not be any future price decreases or that the Company will be able to offset such decreases with increased volume or improved operating efficiencies. For example, unanticipated technical problems could impair the Company's efforts to commission new equipment aimed at improving operating efficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year ended March 31, 1998 compared to Year ended March 31,
1997 -- Australia/New Zealand Fiber Cement Sales."

     There is over-capacity in the overall siding market in the United States at the current time. Some of the Company's competitors have lowered prices of their fiber cement products to compete for sales and the Company is aware of three competitors that are planning to, or are currently building or commissioning fiber cement manufacturing facilities in the United States. The Company's competitors can be expected to continue to expand their manufacturing capacities, to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Increased competition by existing or future competitors could accelerate the decline of fiber cement prices, as well as require increased investment by the Company in product development, productivity improvements and customer service and support in order to compete in its markets.

     In addition to being subject to pressure from competitors, prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions, less favorable exchange rates and other market conditions beyond the Company's control. Although gypsum wallboard prices have increased in the past few years, such prices have historically been subject to volatility, due primarily to over-capacity in periods of lower demand. The U.S. gypsum wallboard market is concentrated with the three largest producers accounting for approximately 75% of industry sales and is subject to price volatility due to construction cycles and expanding capacity in the industry. Several of the Company's competitors have announced plans to add additional gypsum wallboard capacity over the next two years. Although the Company's strategy is to mitigate declines in gypsum wallboard prices through lowered costs and increased volumes, there can be no assurance that future declines in the prices or demand for the products sold by the Company as a result of competition, over-capacity or other factors will not have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CONSTRUCTION MARKETS; SEASONALITY AND CYCLICALITY

     Demand for the Company's products depends in large part on residential construction markets and, to a lesser extent, on commercial construction markets. The level of activity in residential construction markets depends on new housing starts and residential remodeling projects, which are a function of many factors not within the Company's control, including general economic conditions, mortgage and other interest rates, inflation, unemployment, demographic trends, gross domestic product growth and consumer confidence in each of the countries and regions in which the Company operates. Historically, in periods of economic decline, both new housing starts and residential remodeling decline. The level of activity in the commercial construction market depends largely on vacancy rates and general economic conditions. Because residential and commercial construction markets are sensitive to cyclical changes in the economy, downturns in the economy or lack of substantial improvement in the economy of any of the Company's geographic markets could negatively affect operating results. Because of these and other factors, there may be substantial fluctuations in the Company's operating results and the results for any prior period may not be indicative of results for any future period.

     The U.S. Operations are concentrated in various regional and local markets. A large proportion of the Company's U.S. fiber cement products is sold in three regions: the Southeast, the Southcentral and the Pacific Northwest. Gypsum wallboard is also sold by the Company principally in regional markets, although the Company has the ability to ship wallboard by rail throughout most of the United States. Regional and local building products markets are highly cyclical, experiencing peaks and valleys corresponding to regional and local construction cycles. While the impact on the Company of regional or local downturns may be mitigated to some degree by the geographic diversification of the Company, profitability may be significantly affected by such construction cycles. In addition, demand for building products is seasonal because construction activity diminishes during the winter season.

     In Australia, New Zealand and the Philippines, the Company's products are sold nationally. Building product markets in these countries are also cyclical and demand is seasonal because, in Australia and New Zealand, construction activity diminishes during the summer period of December to February, and in the Philippines, construction activity diminishes during the wet season from June to September. The Company's other Asian markets are largely dependent on major housing projects which in turn depend heavily on general economic conditions.

SUPPLY AND COST OF RAW MATERIALS

     The Company's fiber cement and gypsum wallboard businesses may, from time to time, experience fluctuating prices and supplies of raw materials.

  Fiber Cement

     Cellulose fiber, silica, cement and water are the principal raw materials utilized in the production of fiber cement. While cellulose fiber has been subject to fluctuating prices, all of the raw materials required in the manufacture of the Company's fiber cement building products are available from a number of sources and the Company has not experienced any shortages that have materially affected its operations. There can be no assurance, however, that price fluctuations or material delays will not occur in the future due to lack of raw materials or suppliers. The Company's silica and cement supplier relationships are typically non-exclusive and are generally terminable by either party on short notice. The loss or deterioration of the Company's relationship with a major supplier, an increase in demand by third parties for a particular supplier's products or materials or delays in obtaining materials could have a material adverse effect on the Company's business, results of operations and financial condition.

  Gypsum

     Gypsum rock and gypsum paperboard are the principal raw materials utilized in the production of gypsum wallboard. The Company's gypsum wallboard manufacturing facilities located in Nashville, Arkansas and Las Vegas, Nevada have access to long term reserves of gypsum rock which is mined at or adjacent to the sites where the plants are located. However, the current sole source of gypsum rock for the Company's Seattle, Washington gypsum wallboard manufacturing facility is a gypsum mine located in Santa Rosalia, Mexico. The mine and related real and personal property are owned by Compania Minera Caopas S.A. de C.V. and several of its affiliates (collectively, "Caopas"). Caopas is currently operating under a form of Mexican bankruptcy protection. In addition, the Company has not been able to verify the status of certain licenses or permits issued by agencies of the Mexican government and necessary for the operation of the mine. Therefore, there can be no assurance that shipments from the Caopas mine will continue. Because the Company's Seattle facility is capable of only storing approximately a 35-day supply of gypsum rock, any significant interruption of the supply of gypsum rock would require the Company to shut down operations at the Seattle facility until an alternative supply of gypsum rock could be located. There are limited alternative supplies of gypsum rock available to the northwestern part of the United States and there can be no assurance that the Company would be able to obtain the necessary supply of gypsum rock on reasonable terms. As a result, a cessation of shipments from the Caopas mine and an inability to secure an alternative source of supply on reasonable terms would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Raw
Materials -- Gypsum."

     The Company entered into a long term contract with Republic Group, Inc. and its wholly owned subsidiary, Republic Paperboard Company (collectively, "Republic"), to supply the Company with its requirements for paper at all three of its gypsum wallboard manufacturing facilities. Republic is scheduled to begin supplying the Company with paper from a new facility in Lawton, Oklahoma beginning no later than March 2000. Construction of the Lawton plant began in July 1998. There can be no assurance, however, that the Republic paper plant will be completed on schedule or that the Company will be able to obtain necessary paper supply on reasonable terms. The failure of the Company to obtain necessary paper supply on reasonable terms would have a material adverse effect on the Company's business, results of operations and financial condition.

CHANGE IN CONSUMER PREFERENCE

     There can be no assurance that the recent growth in demand for the Company's fiber cement products will be sustained. The continued development of builder and consumer preference for the Company's fiber cement products over competitive products will be critical to sustaining and expanding demand for the Company's products. Therefore, the failure to maintain and increase builder and consumer acceptance of the Company's fiber cement products would have a material adverse effect on the Company's growth strategy as well as its business, results of operations and financial condition.

RELIANCE ON DISTRIBUTORS OF FIBER CEMENT AND GYPSUM PRODUCTS

     The distribution channels for the Company's fiber cement products are concentrated, with the top two U.S. distributors and the top ten U.S. distributors accounting for approximately 57% and 87%, respectively, of the Company's total volume of U.S. shipments in fiscal year 1998 and the top ten distributors in Australia and New Zealand accounting for approximately 55% of the Company's total volume of Australian and New Zealand shipments in fiscal year 1998. The distribution channels for the Company's gypsum wallboard products are also concentrated, with the top twelve distributors accounting for approximately 54% of the Company's total volume of shipments in fiscal year 1998. If the Company were to lose one or more of these distributors due to aggressive competitive pricing or otherwise, there can be no assurance that the Company would be able to replace such distributors. Therefore, the loss of one or more distributors could have a material adverse effect on the Company's business, results of operations and financial condition.

ENVIRONMENTAL, LEGAL AND OTHER MATTERS

     The Company is subject to U.S. federal, state and local and foreign environmental protection and health and safety laws and regulations governing, among other matters, its operations and the use, handling, disposal and remediation of hazardous substances currently or formerly used by the Company, JHIL or any of its affiliates. Under certain environmental laws including but not limited to the United States Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the

Occupational Safety and Health Act, the Clean Water Act, the Clean Air Act and the Clean Air Amendments of 1990, the Safe Drinking Water Act, the Surface Mining Control and Reclamation Act, the Toxic Substances Control Act, the California Safe Drinking Water and Toxic Enforcement Act, and all relevant state and foreign analogs for the above-referenced U.S. federal statutes, the Company or its subsidiaries could be held jointly and severally responsible for the remediation of any hazardous substance contamination at its or its predecessors' past or present facilities and at third party waste disposal sites and could also be held liable for any consequences arising out of human exposure to such substances or other environmental damage. There can be no assurance that the costs of complying with environmental and health and safety laws relating to its operations, or the liabilities arising from past or future releases of, or exposure to, hazardous substances or from product liability matters, will not result in future expenditures by the Company that could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company may, from time to time, be involved in various legal proceedings. See "Business -- Legal Proceedings."

DESIGN DEFECTS, WARRANTY CLAIMS AND PRODUCT LIABILITY

     The Company's business is based on sales of certain manufactured products, with an emphasis on fiber cement products. Although the Company has marketed and sold fiber cement products since the early 1980s, such products have not been manufactured, sold and used on a widespread, long-term basis compared to traditional competing products such as solid wood, brick, stucco and gypsum wallboard. As a result, there can be no assurance that fiber cement products will perform in accordance with the Company's expectations or that there are no serious design defects in such products. Because sales of fiber cement products are expected to constitute a substantial portion of the Company's revenues, if the Company's fiber cement technology fails to perform as expected or a product is discovered to have design defects, such failure or defects and any resulting publicity could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company offers varying warranties on its products, including a 50-year limited warranty on certain of its fiber cement siding products in the United States. Therefore, the existence of defects in any of the Company's products could subject the Company to significant warranty claims. Although the Company maintains reserves for such claims that it believes to be adequate, there can be no assurance that warranty expense levels will not exceed the Company's reserves. A large number of warranty claims resulting from unforeseen defects and exceeding the Company's warranty reserves could have a material adverse effect on the Company's business, results of operations and financial condition.

     The actual or alleged existence of defects in any of the Company's products could also subject the Company to significant product liability claims. Although the Company has in place product liability insurance coverage that it believes to be adequate and intends to maintain insurance coverage in the future, there can be no assurance that such coverage will be sufficient to cover all future product liability claims or that insurance coverage will be available at reasonable rates in the future. Successful assertion against the Company of one or more claims exceeding the Company's insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS OF INTERNATIONAL BUSINESS

     The Company operates globally with approximately 54% of its net sales for fiscal year 1998 and 42% of its net sales for the nine months ended December 31, 1998 originating from product sales outside of the United States. Because the Company manufactures and sells its products internationally, its activities are subject to certain political, economic and other uncertainties including, among other factors, changing political and economic conditions, changing laws and policies affecting trade, investment and taxation and the general hazards associated with the assertion of sovereignty over certain areas in which the Company conducts its business. Additionally, various jurisdictions have laws limiting the right and ability of subsidiaries and joint ventures to pay dividends and remit earnings to affiliated companies, unless specified conditions are met.

     Although the Company seeks to take applicable laws, regulations and conditions into account in structuring its business on a global basis, changes in, or failure to comply with, the laws, regulations, policies or conditions of any jurisdiction in which the Company conducts its business could result in, among other consequences, the loss of the Company's assets in such jurisdiction, the elimination of certain rights that are critical to the operation of the Company's business in such jurisdiction, the imposition of additional taxes or other costs or a decrease in revenues. Therefore, any change in laws, regulations, policies or conditions of a jurisdiction could have a material adverse effect on the Company's business, results of operations and financial condition.

RECENT VOLATILITY IN ASIAN ECONOMIES AND FINANCIAL AND CURRENCY MARKETS

     During fiscal year 1998 and for the nine months ended December 31, 1998, approximately 3% and 2%, respectively, of the Company's revenue was generated from product sales in Asia and the Company views continued expansion in Asia as a potential opportunity for future growth. Continued volatility in the Asian economies and financial and currency markets may have a material adverse effect on the Company's expansion plans and an ongoing adverse impact on current operations in this region. In the event of a prolonged economic crisis, the construction industry in which the Company operates could be disproportionately affected. As a result, the Company does not currently have any plans to establish manufacturing facilities in Asia other than in the Philippines where a plant was recently commissioned. The Company continues to evaluate opportunities in the region, however, and remains of the view at this time that Asia offers growth prospects for the Company's products in the long-term.

     The recent economic volatility in Asia has also had a negative effect on the Australian and New Zealand economies in general and the Company has begun to recognize these effects on its operations. For example, until the Philippines manufacturing facility was commissioned in December 1998, the Company was supplying that market by exporting products manufactured in Australia and New Zealand. For the nine months ended December 31, 1998, sales of fiber cement products in the Philippines declined by 37% in local currency terms from the same period in the previous year. This decline is due to the sharp contraction of the Philippines building and construction market which is likely a result of Asian economic conditions and a decline in average selling prices as a result of increased competition. Continued contraction in this market will result in potentially lower than expected capacity utilization for the new Philippines manufacturing facility. In addition, there can be no assurance that exports to other Asian markets will not continue to decline. Currency devaluation in Asian countries has resulted and may continue to result in increased sales of lower priced imports by certain of the Company's competitors in Australia and New Zealand and decreased levels of exports by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's Building Systems business has also been negatively impacted by the Asian economic crisis and lower prices for natural resources generally. Activity in the Australian mining and resources industry, a market serviced by the Building Systems business, has declined due to concerns about falling demand from Asia for minerals and other natural resources and a general decrease in commodity prices which has deterred investment in Australian mining and resource projects. The continuation of limited activity in this industry could have a material adverse effect on the results of operations and financial condition of the Building Systems business.

FOREIGN EXCHANGE RISKS

     As the Company's functional currency is the U.S. dollar, its non-U.S. operations face the additional risks of fluctuating currency values and exchange rates. Such operations may also face hard currency shortages and controls on currency exchange. Approximately 54% and 42% of the Company's revenues in fiscal year 1998 and for the nine months ended December 31, 1998, respectively, were derived from sales outside the United States. Consequently, changes in the value of foreign currencies (principally Australian dollars, New Zealand dollars and Philippine pesos) could significantly affect the Company's business, results of operations and financial condition. The Company generally attempts to mitigate foreign exchange risk by (1) entering into contracts providing for payment in U.S. dollars instead of the local currency where possible, (2) matching anticipated non-U.S. currency receipts with disbursements and (3) hedging through forward exchange contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." There can be no assurance that the Company will be successful in these mitigation strategies, or that fluctuations in foreign currencies and other foreign exchange risks would not have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop or, if such market develops, that it will continue. The initial public offering price of the Common Stock will be determined through negotiations among JHIL, the U.S. Managing Underwriter and the International Managing Underwriter, and may not be indicative of the market price for the Common Stock after consummation of the Offerings. The stock market in general and the stock prices of new public companies in particular have experienced extreme price fluctuations, sometimes without regard to the operating performance of the particular companies. Factors such as quarterly variations in actual or anticipated operating results, changes in or failure to meet earnings estimates by analysts, market conditions in the industry, regulatory actions and general political and economic conditions may have a significant effect on the market price of the Common Stock. Following periods of volatility in the market price of a company's securities, securities class action litigation has often resulted. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a significant diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY JHIL

     The entire net proceeds of the Offerings will ultimately be received by JHIL. See "Use of Proceeds." Following consummation of the Offerings, JHIL will beneficially own approximately 85% of the outstanding shares of Common Stock (or approximately 83% of the outstanding shares of Common Stock if the U.S. Underwriters' over-allotment option is exercised in full). As a result, JHIL will have the ability to nominate and elect all of the directors of the Company (although JHIL currently intends to utilize its voting power such that at least two of the members of each of the Company's Board of Directors and Supervisory Board, as such terms are defined herein, are independent of the Company and
JHIL). In addition, JHIL will have the ability to determine the outcome of all other matters submitted to a vote of the Company's shareholders (without the consent of the Company's other shareholders), will have the ability to prevent a change of control of the Company and could cause the Company to take other actions that might be favorable to JHIL at the expense of minority shareholders (subject to certain requirements of reasonableness and fairness which apply under Dutch law). Control by JHIL may prevent or discourage certain types of transactions involving an actual or potential change of control of the Company.

     The relationship between the Company and JHIL may give rise to conflicts of interest between the two companies with respect to, among other matters, the issuance of additional shares of the Company's securities or the declaration and payment of dividends by the Company. Conflicts of interest also may arise in connection with certain current or future agreements or transactions between the Company and JHIL or JHIL's affiliates. See "Certain Relationships and Related Transactions." Although the Company intends that the terms of any future agreements or transactions between the Company and JHIL or JHIL's affiliates will be at least as favorable to the Company as could be obtained from third parties, there can be no assurance that this will be the case. The Company intends to adopt conflict of interest policies governing any such future transactions that are material to the Company and are not in the ordinary course of business. Under these policies, such transactions would require the review and approval of a majority of the Company's directors independent of the Company and JHIL.

     Subsequent to the Offerings, Dr. Keith Barton, President, Chief Executive Officer and Chairman of the Company's Board of Directors and the Managing Board, will continue to serve as Managing Director of JHIL. In addition, Mr. Phillip Morley, Chief Financial Officer and a member of the Company's Board of Directors and the Managing Board, will continue to serve as Chief Financial Officer of JHIL. Several of the Company's other directors and executive officers will also continue in their current capacities with JHIL. While JHIL will reimburse the Company for the allocated portion of the salary and benefits of such officers (except Dr. Barton who will be compensated directly by JHIL for his duties as a director and officer of JHIL), these dual responsibilities may create or appear to create potential conflicts of interest. Material matters that are the subject of potential or actual conflicts of interest must be approved by a majority of the Company's directors independent of the Company and JHIL. See
"Management -- Compensation of Directors and Officers."

     In connection with the Offerings, the Company and JHIL are entering into an agreement providing certain rights in favor of JHIL including (i) the right to require the Company to register for public offering the Common Stock offered hereby as well as all or a portion of the Common Stock held by JHIL following consummation of the Offerings, and (ii) certain indemnification rights with respect to the offering or sale of securities of the Company (including, without limitation, liabilities under the federal securities laws in connection with the Offerings). See "Certain Relationships and Related Transactions" and "The Reorganization."

SHARES ELIGIBLE FOR FUTURE SALE


     Upon consummation of the Offerings, JHIL will beneficially own 42,500,000 shares or approximately 85% (41,375,000 shares, or approximately 83%, if the U.S. Underwriters exercise their over-allotment option in full) of the outstanding shares of Common Stock of the Company. No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock or the perception that sales may occur could adversely affect prevailing market prices for the Common Stock. The Company and JHIL have agreed, subject to certain limited exceptions, not to sell, offer or agree to sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or any warrants or other rights to purchase Common Stock (or any other securities of the Company that are substantially similar to Common Stock) or permit the registration under the Securities Act of 1933, as amended (the "Securities Act") of any shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Warburg Dillon Read LLC. The Company understands that any such consent will be granted based on Warburg Dillon Read LLC's evaluation of the effect of such sale on the market price of the Common Stock. Following such time period, the shares of Common Stock owned by JHIL may be sold (i) in accordance with Rule 144 promulgated under the Securities Act, (ii) in private offerings or (iii) upon registration under the Securities Act without regard to the volume limitations and other restrictions of Rule 144. The Company and JHIL have entered into an agreement that provides JHIL with certain rights to have the shares of Common Stock owned by it after the Offerings registered by the Company under the Securities Act in order to permit the public sale of such shares. See "Certain Relationships and Related Transactions." Although the Board of Directors of JHIL has informed the Company that it intends to consider a selldown of the shares of Common Stock held by it after the Offerings or a distribution of such shares to JHIL shareholders within 12 to 24 months, the timing and precise mechanisms of such a selldown or distribution would depend on market conditions and other relevant considerations. See "Shares Eligible for Future Sale." In addition, JHIL is retaining certain liabilities including liabilities in connection with the Reorganization. See "The Reorganization." In the event that JHIL is unable to satisfy those liabilities with cash reserves or other resources (a situation which JHIL has informed the Company that it does not currently expect), it is possible that JHIL would be required to sell some or all of its remaining assets which will consist primarily of the Common Stock. In addition, JHIL has pledged shares of the Common Stock pursuant to an AUD 75 million loan facility which, at the time of the Offerings, will be 80% of the outstanding shares of Common Stock of the Company. In the event that such facility is drawn and JHIL defaults under the terms of the facility, the bank will have the authority to sell such shares. See "Shares Eligible for Future Sale." The sale of a substantial amount of the Common Stock could have a material adverse effect on the price of the Common Stock.

DILUTION

     The initial public offering price per share of Common Stock exceeds the net tangible book value per share of Common Stock. Accordingly, purchasers of the Common Stock offered hereby will incur immediate and substantial dilution. See "Dilution."

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company's Articles of Association contain several provisions that could have the effect of delaying or preventing a change of control of the Company in a transaction not approved by the Company's Board of Directors. Accordingly, shareholders of the Company could be prevented from realizing a premium on their shares in a transaction not approved by the Company's Board of Directors. See "Description of Capital Stock."

POTENTIAL DIFFICULTIES IN PROTECTING SHAREHOLDER RIGHTS AND ENFORCING CIVIL LIABILITIES

     The Company's corporate affairs are governed by its Articles of Association and Dutch law. Under the Company's Articles of Association, adoption of the Company's annual accounts by the shareholders discharges the directors from liability in respect of the exercise of their duties during the fiscal year concerned, unless an explicit reservation is made by the shareholders and subject to certain exceptions provided under Dutch law including exceptions relating to the liability of directors upon bankruptcy of a company and general principles of reasonableness and fairness. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders. See "Description of Capital Stock."

     James Hardie is incorporated under the laws of The Netherlands and a substantial portion of the assets of the Company are located outside the United States. In addition, the Selling Shareholder, JHIL, certain of the directors and executive officers of the Company and certain of the experts named herein are residents of jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon such persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. See "Enforcement of Civil Liabilities."

     The rights of shareholders and the responsibilities of directors under the laws of The Netherlands are not as clearly established as under statutes or judicial precedent in existence in certain U.S. jurisdictions. Therefore, the public shareholders of the Company may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders of the Company than they would as shareholders of a corporation incorporated in the United States.

MATTERS RELATED TO COMPANIES INCORPORATED IN THE NETHERLANDS

     As a Netherlands "naamloze vennootschap" ("N.V."), the Company will be subject to certain requirements not generally applicable to corporations organized in U.S. jurisdictions. Among other matters, the issuance of shares by an N.V. must be approved by the shareholders, except to the extent the authority to issue shares or to grant options to purchase shares has been delegated by the shareholders to another corporate body. Prior to the consummation of the Offerings, the Selling Shareholder and another subsidiary of JHIL will irrevocably delegate to the Board of Directors, for a period of five years from the date of such delegation, the authority to issue such additional authorized but unissued shares of Common Stock and Preferred Stock (as defined herein) as the Board of Directors shall determine.

     In addition, the issuance of shares of Common Stock is generally subject to pro rata shareholder preemptive rights, except to the extent that such preemptive rights have been excluded or limited with respect to such issuance by an action of the shareholders or by a corporate body empowered to do so by the shareholders. Shareholders do not have preemptive rights with respect to shares of Common Stock issued for consideration other than cash or shares of Common Stock issued to employees of the Company or related companies. Prior to the consummation of the Offerings or at the first general meeting of shareholders after the consummation of the Offerings, the Selling Shareholder and another subsidiary of JHIL will irrevocably delegate to the Board of Directors, for a period of five years from the date of such delegation, the authority to limit or exclude shareholder preemptive rights with respect to any issuances of shares of Common Stock during such period.


     Under the laws of The Netherlands, the delegations described above can only be granted for a maximum period of five years and, thus, such delegations (unless renewed) will expire approximately five years from the date of this Prospectus. If renewals are not approved by the shareholders, then the requirement to obtain shareholder approval prior to the future issuance of shares and the existence of preemptive rights may adversely affect the Company's ability to raise additional capital, complete future financings and offerings and issue shares for acquisitions.

RISKS OF REORGANIZATION

     As part of the Reorganization, several members of the Company's senior management are relocating from Australia to the United States. This relocation may be disruptive to the Company's business and operations and may result in, either immediately or over time, the loss of certain employees who choose not to work for a foreign-managed company. In addition, several of the Company's executive officers, including Dr. Barton and Messrs. Morley, Cameron, Baxter, Bridges and Shafron, will continue to be executive officers of JHIL. The Company anticipates that such officers' duties to JHIL will occupy some portion of their time. The dual responsibilities of the Company's executive officers may interfere with their responsibilities to the Company and give rise to conflicts of interest. Dr. Barton's employment agreements with the Company and JHIL each expire on October 31, 1999 and Dr. Barton has informed the Company that it is his current intention to retire at that time.

LABOR RELATIONS

     Approximately one-half of the Company's employees in Australia and New Zealand and a quarter of the Company's employees in the United States are currently represented by labor unions. The Company's unionized employees are covered by two collective bargaining agreements in the United States and a range of federal and state-based agreements in Australia. The Company's two U.S. collective bargaining agreements were renewed in 1996 and will expire in April 1999 and September 2000. The Company's Australian agreements will expire at various times in 1999 and 2000. Renewal negotiations, among other issues relating to the Company's labor agreements, could result in strikes or work interruptions. Although the Company has not recently experienced any strikes or work interruptions in the United States, it has, in the past three years, experienced occasional strikes and work interruptions lasting from one to six days in Australia. In the event the Company experiences a prolonged labor dispute at any of its facilities, any strikes or work interruptions associated with such dispute could have a material adverse effect on the Company's business, results of operations and financial condition. See
"Business -- Employees."

TAX RISKS ON INTERCOMPANY INTEREST AND DIVIDEND PAYMENTS


     Interest and dividend payments from the Company's U.S. operating subsidiary will be subject to a 30% U.S. withholding tax unless the U.S.-Netherlands Income Tax Treaty (the "US-NL Treaty") applies. The US-NL Treaty applies in any taxable year only if, among other conditions of eligibility for benefits which the Company expects to satisfy, the aggregate number of shares of the Common Stock traded on the applicable stock exchange during the previous taxable year is at least 6% of the average number of shares of Common Stock outstanding during that taxable year. Although the Company expects to satisfy this test for the fiscal year ending on March 31, 2000 and beyond and meet the other requirements for eligibility, the number of shares of Common Stock that is traded is beyond the direct control of the Company and therefore there can be no assurance in this regard. In addition, the expected tax benefits arising from the intercompany debt arrangements (which are estimated in the unaudited pro forma consolidated statements of income) could be adversely affected in the future by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect. In this regard, the European Commission has initiated a review of certain tax legislation of its member countries, including The Netherlands, to determine whether such tax legislation constitutes unpermitted government aid in violation of European Community rules. In the event that the European Commission were to determine that the Group Finance Activities Regime violates European Community rules prohibiting government aid to companies or if the European Council were to determine that the Group Finance Activities Regime should be amended or abolished in the future pursuant to attempts to eliminate unfair tax competition within the European Union, then the tax benefits associated with the intercompany debt arrangements could be materially and adversely affected.


TAX RISK TO SHAREHOLDERS RESULTING FROM CHANGES IN THE COMPANY'S TAX CLASSIFICATION OR IN APPLICABLE TAX LAW

     Shareholders could be subject to adverse U.S. federal income tax consequences if, contrary to the Company's current expectations, the Company were to be classified as a "passive foreign investment company" or as a "foreign personal holding company" for U.S. federal income tax purposes. See "Taxation -- United States Taxation -- Passive Foreign Investment Company Status" and
"-- Foreign Personal Holding Company Status." In addition, shareholders could be adversely affected by changes in the current tax laws, regulations and interpretations thereof in the United States and The Netherlands, including changes that could have retroactive effect. See "Taxation."

                               THE REORGANIZATION

     JHIL commenced operations in Australia in 1888, was incorporated in 1920 and has been listed on the Australian Stock Exchange Limited since 1951. Over the last three years, JHIL has significantly reshaped its business through a series of divestitures of non-core businesses, the proceeds of which were used in part to fund the expansion of its U.S. fiber cement and gypsum wallboard businesses. As a result of the increasing significance of the U.S. Operations, which comprised 72.4% of total operating profits in fiscal year 1998 and 87.6% of total operating profits for the nine months ended December 31, 1998 (before expenses in connection with the Sydney-based research and development center and certain general corporate costs which benefit all segments), JHIL announced the Reorganization. The Reorganization, which (with the exception of the Offerings and the relocation of certain senior executives and managers) was consummated in November 1998, is intended to address the structural imbalance and resulting operational, financial and commercial issues that previously existed as a result of the predominance of JHIL's U.S. operations and the location of corporate management and JHIL's shareholder base in Australia. The primary components of the Reorganization are:

     - The formation of James Hardie, a wholly owned indirect subsidiary of JHIL, which was incorporated in The Netherlands in August 1998;

     - The transfer to the Company, effective November 1, 1998, pursuant to the Purchase Agreements, of the Transferred Businesses (consisting of JHIL's international fiber cement businesses, its U.S. gypsum wallboard business, its Australian and New Zealand building systems business and its Australian windows business) and the retention by JHIL and its non-transferring subsidiaries of the Retained Assets and Liabilities;

     - The Debt Financing (consisting of the issuance of the Notes and the arrangement of a new Bank Facility) on November 4, 1998;

     - The relocation of certain senior executives and managers to the Company's U.S. operational headquarters; and

     - The sale by the Selling Shareholder, through the Offerings, of approximately 15% of the outstanding shares of Common Stock of James Hardie.

ACQUISITION OF THE TRANSFERRED BUSINESSES

     The Company and JHIL entered into the Purchase Agreements pursuant to which the Company acquired the Transferred Businesses from JHIL and its non-transferring subsidiaries. The Transferred Businesses were acquired by James Hardie in consideration of 100% of its outstanding Common Stock and $349.1 million, which was paid from the proceeds of the sale of the Notes and borrowings under the term loan that is part of the Debt Financing. The $349.1 million payment represented the settlement of intercompany indebtedness of subsidiaries of JHIL acquired by the Company in connection with the Reorganization. In addition to the Retained Assets and Liabilities, JHIL and its non-transferring subsidiaries also retained existing and potential liabilities in relation to the manufacture prior to 1987 of products containing asbestos. As part of the Retained Assets and Liabilities, JHIL and its non-transferring subsidiaries retained the ownership of the manufacturing sites in Australia and New Zealand on which asbestos products were manufactured prior to 1987. The Company will lease and continue to manufacture from these sites. As part of the Purchase Agreements, JHIL and certain of its non-transferring subsidiaries agreed to indemnify the Company for certain liabilities in relation to the operation of the Transferred Businesses prior to the Reorganization, including all asbestos-related liabilities and environmental liabilities relating to these sites. See "Certain Relationships and Related Transactions -- Purchase Agreements."

DEBT FINANCING

     On November 4, 1998, the Finance Subsidiary (a financing subsidiary of the Company incorporated under the laws of The Netherlands) completed the sale of the Notes and arranged the new Bank Facility for a wholly owned Australian subsidiary of the Company. The Finance Subsidiary issued the Notes, which consist of $225 million aggregate principal amount of senior unsecured Notes with a mix of maturities ranging from 6 to 15 years with a ten-year average maturity and a maximum of $63 million maturing in any one year, to certain identified U.S. institutional investors. In addition, the Finance Subsidiary arranged the Bank Facility, which consists of an Australian dollar denominated term loan of AUD 200 million ($124.1 million based on the exchange rate on November 4, 1998) with a term of three years, which is currently fully drawn, and a U.S. dollar denominated revolving credit facility of $77.5 million, which will principally be used by the Company for working capital purposes and under which the Company had borrowings of $25 million as of February 1, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The amount borrowed under the revolving credit facility was used to fund a working capital shortfall on the date such amount was borrowed. The Bank Facility is unsecured. The Notes and indebtedness incurred under the Bank Facility by the Company's subsidiaries are unconditionally guaranteed by James Hardie on an unsecured basis.

     The Notes have a fixed interest rate. The term loan portion of the Bank Facility has a floating interest rate equal to a fixed margin over the Australian Bank Bill Rate. The revolving credit facility has a floating interest rate equal to a fixed margin over LIBOR. The Debt Financing arrangements have customary covenants including the maintenance of certain financial ratios and limitations on payment of dividends and the incurrence of additional indebtedness. The Notes and Bank Facility are subject to the same key covenants.

THE OFFERINGS

     Shareholder Approval of the Offerings was obtained at an extraordinary general meeting of JHIL's shareholders held on October 16, 1998, in Sydney, Australia. JHIL has informed the Company that it intends to consider a further selldown of its interest in the Company or a distribution of its interest to JHIL shareholders within 12 to 24 months. However, the timing and precise mechanisms of such a selldown or distribution will depend on market conditions and other relevant considerations.

                                USE OF PROCEEDS

     The Company will not receive any of the net proceeds from the sale of shares of Common Stock offered hereby, all of which will be received by the Selling Shareholder. Such proceeds will be consolidated with JHIL's existing cash deposits and other cash resulting from the Reorganization and will be used, in part, to retire JHIL's retained indebtedness. To the extent that JHIL has cash surplus to its ongoing requirements after the retirement of indebtedness, such cash will be used to fund a return of capital to JHIL's shareholders.

                                DIVIDEND POLICY

     The Company currently anticipates that most, if not all, of any future earnings will be reinvested in its business for the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors, subject to the Articles of Association, Dutch law, the rights of the holders of preferred stock, if any, and contractual restrictions, and after taking into account various factors, including the Company's financial condition, results of operations, outstanding indebtedness, current and anticipated cash needs, plans for expansion as well as commercial restrictions and other factors.

     James Hardie is a holding company that derives all of its cash flow from its subsidiaries. Consequently, James Hardie's ability to pay dividends is also dependent on the earnings of its subsidiaries and the receipt by James Hardie of distributions or advances from such subsidiaries. The ability of certain subsidiaries to make such payments to James Hardie may be subject to statutory and other restrictions as well as withholding taxes. In addition the Bank Facility limits, and any other future credit arrangements which the Company may enter into may limit, the ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Reorganization."

     James Hardie's Articles of Association provide that future cash dividends, if any, will be declared in U.S. dollars, unless the Board of Directors determines otherwise. See "Description of Capital Stock -- Dividends."

     There are no legislative or other legal provisions currently enforced in The Netherlands or arising under James Hardie's Articles of Association restricting the payment of dividends to holders of the shares of Common Stock not resident in The Netherlands, except for regulations in compliance with United Nations and European Union sanctions. Insofar as the law of The Netherlands is concerned, cash dividends paid in any currency may be transferred from The Netherlands and converted into any other convertible currency. Dividends payable by James Hardie are subject to a Dutch withholding tax at the current rate of 25%. The withholding tax on dividends paid to holders of the shares of Common Stock who are not residents of The Netherlands may be reduced by virtue of an applicable income tax convention in effect between The Netherlands and the country of residence of the recipient of dividends. See "Taxation -- Netherlands Taxes."

     If James Hardie declares dividends in its first fiscal year after the Offerings in excess of its current earnings and profits for such year, the excess of the dividends paid over such earnings and profits will be treated for U.S. federal income tax purposes as a return of capital to the extent of the shareholder's basis in the shares, and a capital gain to the extent of any amount of such excess distributed to the shareholder in excess of such basis.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1998. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus.

                                                                   DECEMBER 31, 1998
                                                              ---------------------------
                                                                ACTUAL         PRO FORMA
                                                              -----------     -----------
                                                              (UNAUDITED)     (UNAUDITED)
                                                                 (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................   $   33.5         $  33.5
                                                               ========         =======
Short-term debt and current portion of long-term debt:
  Short-term debt facility..................................       25.0            25.0
  Current portion of long-term debt.........................         --              --
  Payable to JHIL(1)........................................      146.9              --
                                                               --------         -------
          Total.............................................      171.9            25.0
                                                               ========         =======
Long-term debt:
  U.S. $ unsecured notes....................................      225.0           225.0
  AUD term loan facility....................................      122.5           122.5
                                                               --------         -------
          Total.............................................      347.5           347.5
                                                               --------         -------
Shareholder's equity:
  Common stock, 150,000,000 shares authorized,
     50,000,000 NLG 0.02 par value shares
     issued and outstanding(2)..............................        0.6             0.6
  Contributed surplus.......................................      448.8           448.8
  Retained earnings.........................................        8.6             8.6
  Accumulated other comprehensive (loss)....................     (120.1)         (120.1)
  Receivable from JHIL......................................         --            (9.2)
                                                               --------         -------
     Total shareholders' equity(1)..........................      337.9           328.7
                                                               --------         -------
          Total capitalization..............................   $  685.4         $ 676.2
                                                               ========         =======

---------------
(1) Reflects the pro forma adjustments for the consolidation and set-off of receivables from JHIL and payables to JHIL that are described in Note 23 to the Consolidated Financial Statements. After the consolidation and set-off, the Company has a receivable from JHIL of $9.2 million. The Company intends to effect a non-cash settlement of this receivable prior to the close of the Offerings. Such settlement will have no impact on the total pro forma shareholders' equity of $328.7 million.

(2) Excludes 5,000,000 shares of Common Stock reserved for issuance under the Company's Equity Incentive Plan, under which options to purchase up to a maximum of 2,400,000 shares are expected to be granted upon consummation of the Offerings. See "Management -- Compensation of Directors and Officers" and "Management -- 1999 Equity Incentive Plan." Also excludes up to 30,000 restricted shares of Common Stock to be issued to members of the Supervisory Board upon consummation of the Offerings and 110,000 shares of Common Stock reserved for issuance under the Company's Directors Deferred Compensation Plan. See "Management -- Compensation of Directors and Officers."

                                      DILUTION

     The Company's unaudited pro forma net tangible book value of assets as of December 31, 1998 was $285.6 million, or $5.71 per share of Common Stock. New investors purchasing shares of Common Stock in the Offerings will experience immediate dilution of $10.79 per share, which is equal to the difference between the assumed initial public offering price of $16.50 (the mid-point of the range set forth on the cover page of this Prospectus) and such pro forma net tangible book value per share of Common Stock of $5.71.

     The following table illustrates the calculation of the per share dilution described above.

Initial public offering price per share(1)..................             $ 16.50
     Pro forma net tangible book value per share............  $  5.71
     Increase per share attributable to new investors(2)....  $    --
Pro forma net tangible book value per share after the
  Offerings.................................................             $  5.71
                                                                         -------
Dilution per share to new investors(3)......................             $ 10.79
                                                                         =======

---------------
(1) Before deduction of underwriting discounts and commissions and estimated expenses of the Offerings.

(2) The Company will not receive any proceeds from the sale of the shares of Common Stock in the Offerings.

(3) Excludes 5,000,000 shares of Common Stock reserved for issuance under the Company's Equity Incentive Plan, under which options to purchase up to a maximum of 2,400,000 shares are expected to be granted upon consummation of the Offerings. See "Management -- Compensation of Directors and Officers" and "Management -- 1999 Equity Incentive Plan." Also excludes up to 30,000 restricted shares of Common Stock to be issued to members of the Supervisory Board upon consummation of the Offerings and 110,000 shares of Common Stock reserved for issuance under the Company's Directors Deferred Compensation Plan. See "Management -- Compensation of Directors and Officers."

                  UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statements of income for the year ended March 31, 1998 and the nine months ended December 31, 1998 (collectively, the "Pro Forma Statements") reflect adjustments to the audited Consolidated Statement of Income and the unaudited Consolidated Statement of Income, respectively, of the Company (which, prior to the Reorganization effective November 1, 1998, included income and expenses arising from both the assets and liabilities of the Transferred Businesses and the Retained Assets and Liabilities) appearing elsewhere in this Prospectus to give accounting impact to certain transactions that occurred in connection with the Reorganization. The pro forma adjustments to each Pro Forma Statement are described in the accompanying footnotes to the Pro Forma Statements. The pro forma adjustments are based on available information and certain assumptions management believes are reasonable.

     The unaudited pro forma consolidated statement of income for the fiscal year ended March 31, 1998 and the nine months ended December 31, 1998 give accounting effect to the following transactions: (1) the transfer of the Transferred Businesses to the Company and the retention of the Retained Assets and Liabilities by JHIL, including any related income and expenses, (2) the completion of the Debt Financing, and (3) certain tax consequences of the Reorganization. The unaudited pro forma consolidated statement of income for the fiscal year ended March 31, 1998 assumes that each of these transactions occurred on April 1, 1997. The unaudited pro forma consolidated statement of income of the nine months ended December 31, 1998 assumes that each of these transactions occurred on April 1, 1998.

     The contribution of the Transferred Businesses to the Company pursuant to the Reorganization was recorded by the Company at the carry-over historical cost basis because the Company and the Transferred Businesses were under the common control of JHIL. The Company recorded the recapitalization of shareholders' equity and, in addition, the financial adjustments required to eliminate the Retained Assets and Liabilities were recorded as a deemed transfer to JHIL.

     The Pro Forma Statements should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto, and other financial information pertaining to the Company included elsewhere in this Prospectus.

     The Pro Forma Statements are for informational purposes only and should not be construed to be indicative of the Company's consolidated financial position or results of operations had the transactions been consummated on the dates assumed and do not project the Company's consolidated financial position or results of operations for any future date or period.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                      FOR THE YEAR ENDED MARCH 31, 1998
                                -----------------------------------------------------------------------------
                                          PRO FORMA ADJUSTMENTS     PRO FORMA      PRO FORMA      PRO FORMA
                                          ---------------------      WITHOUT       ADJUSTMENT        WITH
                                  THE       JHIL        DEBT       INTERCOMPANY   INTERCOMPANY   INTERCOMPANY
                                COMPANY   RETAINED    FINANCING    TAX BENEFIT    TAX BENEFIT    TAX BENEFIT
                                -------   --------    ---------    ------------   ------------   ------------
Net sales.....................  $ 822.3        --          --        $ 822.3            --         $ 822.3
Cost of goods sold............   (592.3)   $ (3.2)(1)      --         (595.5)           --          (595.5)
                                -------                              -------                       -------
Gross profit..................    230.0                                226.8                         226.8
Selling, general and
  administrative expenses.....   (142.7)       --          --         (142.7)           --          (142.7)(2)
Restructuring and other
  operating expenses..........     (5.1)       --          --           (5.1)           --            (5.1)
                                -------                              -------                       -------
Operating profit..............     82.2                                 79.0                          79.0
Interest expense..............    (37.6)     37.6(3)   $(24.2)(4)      (24.2)           --           (24.2)
Interest expense -- related
  parties.....................    (11.3)     11.3(3)       --             --            --              --
Interest income...............     28.3     (28.3)(5)      --             --            --              --
Equity earnings -- RCI........      6.2      (6.2)(6)      --             --            --              --
Other nonoperating expenses,
  net.........................    (12.1)     11.9(7)       --           (0.2)           --            (0.2)
                                -------                              -------                       -------
Income (loss) from continuing
  operations before income
  tax.........................     55.7        --          --           54.6            --            54.6
Income tax (expense)
  benefit.....................    (25.0)     (7.0)(8)     5.0(9)       (27.0)        $15.1(10)       (11.9)
                                -------                              -------                       -------
Income from continuing
  operations..................  $  30.7                              $  27.6                       $  42.7
                                =======                              =======                       =======
Pro forma earnings per
  share.......................                                       $  0.56                       $  0.86
                                                                     =======                       =======

---------------
 (1) Reflects the difference between depreciation on buildings historically incurred by JHIL on certain properties that it retained in the Reorganization, and the rental expense that the Company will incur to lease such properties from JHIL. The adjustment is comprised of:

                                                              $ MILLIONS
                                                              ----------
Depreciation on retained property...........................    $ 0.9
Additional rental expense...................................     (4.1)
                                                                -----
                                                                $(3.2)
                                                                =====

     The rental expense assumed by the Company for purposes of this pro forma consolidated statement of income is based on the terms of the leases the Company has entered into with JHIL.

 (2) Selling, general and administrative expenses include the historical head office expenses of JHIL. Management estimates that head office expenses applicable to the Company will not vary significantly from the historical level of head office expenses incurred by JHIL.

 (3) Reflects the elimination of $37.6 million in interest expense relating to debt facilities retained by JHIL and the elimination of $11.3 million in interest expense to related parties which relates to RCI Corporation which was sold in fiscal year 1998.

 (4) Pursuant to the Debt Financing, the Finance Subsidiary issued $225 million aggregate principal amount of Notes and arranged the Bank Facility consisting of an Australian denominated term loan of AUD 200 million ($124.1 million based on the exchange rate on November 4, 1998), which was fully drawn in connection with the Reorganization, and a U.S. dollar denominated $77.5 million revolving credit facility, under which the Company had borrowings of $25 million as of February 1, 1999. The Notes were issued with a mix of maturities ranging from 6 to 15 years. The blended interest rate on the Notes and the term loan is 6.5% resulting in an interest expense of $22.7 million assuming outstanding indebtedness of $349.1 million for the entire year ended March 31, 1998. The average interest rate on the revolving credit facility is 5.8% resulting in an interest expense of $1.5 million assuming outstanding indebtedness of $25 million for the entire year ended March 31, 1998. The total interest under the Debt Financing for the purposes of the pro forma consolidated statement of income is therefore $24.2 million. The

     $349.1 million payment represents the settlement of intercompany indebtedness of subsidiaries of JHIL acquired by the Company in connection with the Reorganization. The effect on unaudited pro forma income for the year ended March 31, 1998 of each 1/8% change in the blended interest rate on the Notes, the term loan and the revolving credit facility would be $0.5 million.

 (5) Reflects the elimination of interest income earned on cash and cash equivalents held by JHIL during fiscal year 1998 which have been retained by JHIL.

 (6) Reflects equity earnings of RCI Corporation which was sold in fiscal year 1998.

 (7) Primarily reflects the elimination of a $12.2 million accrual for losses relating to guarantees and other expenses associated with the settlement of litigation relating to the 1987 Firmandale transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Ongoing obligations associated with the Firmandale litigation were retained by JHIL and were not transferred to or assumed by the Company. The remaining $0.3 million reduction reflects the net expenses of previous Australian tax franking credit structures utilized by JHIL and dividend income, comprised of:

                                                              $ MILLIONS
                                                              ----------
Tax franking credit.........................................    $ 0.2
Dividends received..........................................     (0.5)
                                                                -----
                                                                $(0.3)
                                                                =====

 (8) Reflects the impact of additional taxes resulting from the following adjustments referred to above, as follows:

                                                                               APPLICABLE
                                                                 GROSS         INCOME TAX
                                                              ($ MILLIONS)    ($ MILLIONS)
                                                              ------------    ------------
Depreciation on retained property...........................     $  0.9          $   --
Rental expense..............................................       (4.1)            1.5
Interest expense............................................       37.6           (14.0)
Interest income.............................................      (28.3)           10.2
Tax franking credit.........................................        0.2              --
Dividends received..........................................       (0.5)             --
Interest expense -- related parties.........................       11.3            (4.1)
Equity earnings of RCI Corporation..........................       (6.2)             --
Firmandale expense..........................................       12.2            (0.6)
                                                                                 ------
                                                                                 $ (7.0)
                                                                                 ======

 (9) Reflects that the term loan has been drawn down in Australia, the revolving credit facility has been drawn down in The Netherlands and the Notes have been issued in The Netherlands. The tax expense has been calculated as follows:

                                                                                            TAX
                                         PRINCIPAL        INTEREST                       DEDUCTION
                                        ($ MILLIONS)    ($ MILLIONS)      TAX RATE      ($ MILLIONS)
                                        ------------    ------------    ------------    ------------
Notes.................................     $225.0          $16.2            15%             $2.4
Term loan.............................      124.1            6.5            36%              2.4
Revolving credit facility.............       25.0            1.5            15%              0.2
                                                           -----                            ----
                                                           $24.2                            $5.0
                                                           =====                            ====

(10) Reflects the deferred tax (expense) benefit of the intercompany debt arrangements of $899.2 million established in connection with the Reorganization, assuming the Finance Subsidiary advanced to the operating subsidiaries in the United States, Australia and New Zealand, $778.4 million, $105.2 million and $15.6 million, respectively. The adjustment has been calculated as follows adopting an interest rate of 6.9% on intercompany debt:

                                                                                     DEFERRED TAX
                                             PRINCIPAL        INTEREST      TAX    (EXPENSE) BENEFIT
                                            ($ MILLIONS)    ($ MILLIONS)    RATE     ($ MILLIONS)
                                            ------------    ------------    ----   -----------------
Interest income
  The Netherlands.........................     $899.2          $61.8         15%         $(9.3)
                                               ======
Interest expense
  United States...........................      778.4           53.5         40%          21.4
  Australia...............................      105.2            7.2         36%           2.6
  New Zealand.............................       15.6            1.1         33%           0.4
                                               ------                                    -----
                                               $899.2                                    $15.1
                                               ======                                    =====

     The tax impact of the Debt Financing represents certain tax benefits that the Company expects to realize as a result of the new intercompany debt financing between the Finance Subsidiary and the operating subsidiaries. In calculating this amount, the following effective income tax rates have been assumed:


United States (anticipated federal and state taxes).........   40%
Australia...................................................   36%
New Zealand.................................................   33%
The Netherlands (Group Finance Activities Regime)...........   15%


     This calculation assumes that current tax laws of all relevant jurisdictions were in effect during fiscal year 1998, and that any tax rulings which relevant companies have obtained in connection with the Reorganization were also applicable and in effect during such year.

     The calculation further assumes that interest payable by the U.S. subsidiary to the Finance Subsidiary will be taxed in The Netherlands at an effective rate of 15% pursuant to a ruling issued by the Dutch tax authorities applicable until 2008 based on certain conditions, including that all of the group's treasury activities are conducted exclusively from The Netherlands.

     The calculation also assumes that the intercompany debt was in place throughout fiscal year 1998, and further assumes that (i) interest payments were fully deductible by the U.S. subsidiary in that year, and (ii) that such payments were not subject to U.S. withholding tax pursuant to the US-NL Treaty.

     Interest paid by the U.S. subsidiary to the Finance Subsidiary should be currently deductible for U.S. tax purposes in any year provided that such interest is actually paid in that year and provided that the U.S. subsidiary has sufficient earnings to avoid limitations on the deductibility of interest resulting from the application of the U.S. "earnings stripping" rules. The Company does not anticipate that the U.S. subsidiary will make interest payments with respect to the related party debt during fiscal year 1999 or fiscal year 2000. Accordingly, no current U.S. tax deduction will be available for such years, although the associated tax benefit will be treated as realized currently for financial accounting purposes as the Company expects to ultimately realize the tax benefit from such years in the future.

     Interest paid by the U.S. subsidiary to the Finance Subsidiary would likely not be subject to the US-NL Treaty and would be subject to a 30% U.S. withholding tax in any year unless, among other conditions of eligibility for benefits, the aggregate number of shares of the Common Stock traded on the applicable exchange during the previous taxable year is at least 6% of the average number of shares outstanding during that previous taxable year, in which case 0% withholding tax would apply under the US-NL Treaty. See "Risk Factors -- Tax Risks on Intercompany Interest Payments."

     Deductions in Australia and New Zealand for interest paid to the Finance Subsidiary are subject to thin capitalization rules, which disallow interest on related party loans in excess of a prescribed multiple of the equity of the borrower. Withholding tax in Australia and New Zealand of 10% on interest paid to the Finance Subsidiary will be available as a credit against Dutch tax payable by the Finance Subsidiary, subject to certain limitations.


     The expected tax benefits arising from the intercompany debt arrangements could be adversely affected in the future by changes in the current tax laws, regulations and interpretations thereof applicable to the Company and its subsidiaries, including changes that could have retroactive effect. In this regard, the European Commission has initiated a review of certain tax legislation of its member countries, including The Netherlands, to determine whether any tax legislation constitutes unpermitted government aid in violation of European Community rules. See "Risk Factors -- Tax Risks on Intercompany Interest and Dividend Payments."

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                FOR THE NINE MONTHS ENDED DECEMBER 31, 1998
                              -------------------------------------------------------------------------------
                                         PRO FORMA ADJUSTMENTS      PRO FORMA                     PRO FORMA
                                        -----------------------      WITHOUT       PRO FORMA         WITH
                                THE       JHIL          DEBT       INTERCOMPANY   INTERCOMPANY   INTERCOMPANY
                              COMPANY   RETAINED      FINANCING    TAX BENEFIT    TAX BENEFIT    TAX BENEFIT
                              -------   --------      ---------    ------------   ------------   ------------
Net sales...................  $ 631.1        --            --        $ 631.1            --         $ 631.1
Cost of goods sold..........   (448.0)   $ (1.9)(1)        --         (449.9)           --          (449.9)
                              -------                                                              -------
Gross profit................    183.1                                  181.2                         181.2
Selling, general and
  administrative expenses...   (108.7)       --            --         (108.7)           --          (108.7)(2)
Restructuring and other
  operating expenses........     (1.2)       --            --           (1.2)           --            (1.2)
                              -------                                -------                       -------
Operating profit............     73.2                                   71.3                          71.3
Interest expense............    (23.8)     19.8(3)     $(14.1)(4)      (18.1)           --           (18.1)
Interest income.............     12.4     (12.4)(5)        --             --            --              --
Other nonoperating expenses,
  net.......................     (4.8)    4.8(6)                          --                            --
                              -------                                -------                       -------
Income (loss) from
  continuing operations
  before income tax.........     57.0        --            --           53.2            --            53.2
Income tax (expense)
  benefit...................    (22.6)     (2.0)(7)       2.9(8)       (21.7)          8.8(9)        (12.9)
                              -------                                -------                       -------
Income from continuing
  operations................  $  34.4                                $  31.5                       $  40.3
                              =======                                =======                       =======
Pro forma earnings per
  share.....................                                         $  0.63                       $  0.81
                                                                     =======                       =======

---------------

 (1) Reflects the difference between depreciation on buildings historically incurred by JHIL on certain properties that it retained in the Reorganization, and the rental expense that the Company will incur to lease such properties from JHIL. The adjustment is for a seven month period as the Consolidated Statement of Income for the nine months ended December 31, 1998 includes two months of operations under the new structure and is comprised of:

                                                              $ MILLIONS
                                                              ----------
Depreciation on retained property...........................    $ 0.5
Additional rental expense...................................     (2.4)
                                                                -----
                                                                $(1.9)
                                                                =====

     The rental expense assumed by the Company for purposes of this pro forma consolidated statement of income is based on the terms of the leases the Company has entered into with JHIL.

 (2) Selling, general and administrative expenses include the historical head office expenses of JHIL. Management estimates that head office expenses applicable to the Company will not vary significantly from the historical level of head office expenses incurred by JHIL.

 (3) Reflects the elimination of $19.8 million in interest expense relating to debt facilities retained by JHIL.

 (4) Pursuant to the Debt Financing, the Finance Subsidiary issued $225 million of aggregate principal amount Notes and arranged the Bank Facility, consisting of an Australian denominated term loan of AUD 200 million ($124.1 million based on the exchange rate on November 4, 1998), which was fully drawn in connection with the Reorganization, and a U.S. dollar denominated $77.5 million revolving credit facility, under which the Company had borrowings of $25 million as of February 1, 1999. The Notes were issued with a mix of maturities ranging from 6 to 15 years. The blended interest rate on the Notes and the term loan is 6.5% resulting in an interest expense of $17.0 million assuming outstanding indebtedness of $349.1 million for the whole of the nine months ended December 31, 1998. The average interest rate on the revolving credit facility is 5.8% resulting in an interest expense of $1.1 million assuming outstanding indebtedness of $25 million for the entire period ended December 31, 1998. The total interest under the Debt Financing for the purposes of the pro forma consolidated statement of income for the nine months ended December 31, 1998 is therefore $18.1 million. The adjustment is for a seven month period as the Consolidated Statement of Income for the nine months ended December 31, 1998 includes two months of operations under the new structure. The effect on income of each 1/8% change in the blended interest rate on the Notes and the term loan for a nine month period would be $0.3 million.

 (5) Reflects the elimination of interest income earned on cash and cash equivalents held by JHIL during the period prior to the Reorganization which were retained by JHIL.

 (6) Reflects the elimination of other non-operating expenses, net, comprising Reorganization costs, dividend and investment income and the writedown of investments to net realizable value which are not expected to recur.

 (7) Reflects the impact of additional taxes resulting from the following adjustments referred to above, as follows:

                                                                               APPLICABLE
                                                                 GROSS         INCOME TAX
                                                              ($ MILLIONS)    ($ MILLIONS)
                                                              ------------    ------------
Depreciation on retained property...........................     $  0.5          $  --
Rental expense..............................................       (2.4)           0.9
Interest expense............................................       19.8           (7.4)
Interest income.............................................      (12.4)           4.5
Reorganization and other non operating expenses, net........        4.8             --
                                                                 ------          -----
                                                                                 $(2.0)
                                                                                 =====

(8) Reflects that the term loan has been drawn down in Australia, the revolving credit facility has been drawn down in The Netherlands and the Notes have been issued in The Netherlands. The tax expense has been calculated as follows:

                                                                                            TAX
                                         PRINCIPAL        INTEREST                       DEDUCTION
                                        ($ MILLIONS)    ($ MILLIONS)      TAX RATE      ($ MILLIONS)
                                        ------------    ------------    ------------    ------------
Notes.................................     $225.0          $ 9.4            15%             $1.4
Term loan.............................      124.1            3.8            36%              1.4
Revolving credit facility.............       25.0            0.9            15%              0.1
                                                           -----                            ----
                                                           $14.1                            $2.9
                                                           =====                            ====

(9) Reflects the deferred tax (expense) benefit of the intercompany debt arrangements of $899.2 million created in connection with the Reorganization, assuming the Finance Subsidiary advanced to the operating subsidiaries in the United States, Australia and New Zealand, $778.4 million, $105.2 million and $15.6 million, respectively. The adjustment is for a seven month period as the Consolidated Statement of Income for the nine months ended December 31, 1998 includes two months of operations under the new structure and has been calculated as follows adopting an interest rate of 6.9% on intercompany debt:

                                                                                     DEFERRED TAX
                                             PRINCIPAL        INTEREST      TAX    (EXPENSE) BENEFIT
                                            ($ MILLIONS)    ($ MILLIONS)    RATE     ($ MILLIONS)
                                            ------------    ------------    ----   -----------------
Interest income
  The Netherlands.........................     $899.2          $36.0         15%         $(5.4)
                                               ======
Interest expense
  United States...........................      778.4           31.2         40%          12.5
  Australia...............................      105.2            4.2         36%           1.5
  New Zealand.............................       15.6            0.6         33%           0.2
                                               ------                                    -----
                                               $899.2                                    $ 8.8
                                               ======                                    =====

    The tax impact of the Debt Financing represents certain tax benefits that the Company expects to realize as a result of the new intercompany debt financing between the Finance Subsidiary and the operating subsidiaries. In calculating this amount, the following income tax rates have been assumed:


United States (anticipated federal and state taxes).........   40%
Australia...................................................   36%
New Zealand.................................................   33%
The Netherlands (Group Finance Activities Regime)...........   15%

    This calculation assumes that current tax laws of all relevant jurisdictions were in effect during the nine months ended December 31, 1998, and that any tax rulings which relevant companies have obtained in connection with the Reorganization were also applicable and in effect during such period.

    The calculation further assumes that interest payable by the U.S. subsidiary to the Finance Subsidiary will be taxed in The Netherlands at an effective rate of 15% rate pursuant to a ruling issued by the Dutch tax authorities applicable until 2008 based on certain conditions, including that all of the group's treasury activities are conducted exclusively from The Netherlands.

    The calculation also assumes that the intercompany debt was in place throughout the nine months ended December 31, 1998, and further assumes that
    (i) interest payments were fully deductible by the U.S. subsidiary in fiscal year 1999, and (ii) that such payments were not subject to U.S. withholding tax pursuant to the US-NL Treaty.

    Interest paid by the U.S. subsidiary to the Finance Subsidiary should be currently deductible for U.S. tax purposes in any year provided that such interest is actually paid in that year and provided that the U.S. subsidiary has sufficient earnings to avoid limitations on the deductibility of interest resulting from the application of the U.S. "earnings stripping" rules. The Company does not anticipate that the U.S. subsidiary will make interest payments with respect to the related party debt during fiscal year 1999 or fiscal year 2000. Accordingly, no current U.S. tax deduction will be available for such years, although the associated tax benefit will be treated as realized currently for financial accounting purposes as the Company expects to ultimately realize the tax benefit from such years in the future.

    Interest paid by the U.S. subsidiary to the Finance Subsidiary would likely not be subject to the US-NL Treaty and would be subject to a 30% U.S. withholding tax in any year unless, among other conditions of eligibility for benefits, the aggregate number of shares of Common Stock traded on the applicable stock exchange during the previous taxable year is at least 6% of the average number of shares outstanding during that previous taxable year, in which case, 0% withholding tax would apply under the US-NL Treaty. See "Risk Factors -- Tax Risks on Intercompany Interest Payments."

    Deductions in Australia and New Zealand for interest paid to the Finance Subsidiary are subject to thin capitalization rules, which disallow interest on related party loans in excess of a prescribed multiple of the equity of the borrower. Withholding tax in Australia and New Zealand of 10% on interest paid to the Finance Subsidiary will be available as a credit against Dutch tax payable by the Finance Subsidiary, subject to certain limitations.


    The expected tax benefits arising from the intercompany debt arrangements could be adversely affected in the future by changes in the current tax laws, regulations and interpretations thereof applicable to the Company and its subsidiaries, including changes that could have retroactive effect. In this regard, the European Commission has initiated a review of certain tax legislation of its member countries, including The Netherlands, to determine whether any tax legislation constitutes unpermitted government aid in violation of European Community rules. See "Risk Factors -- Tax Risks on Intercompany Interest and Dividend Payments."

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth selected financial and operating data for the periods indicated and is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and the related notes thereto, the "Unaudited Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere herein. The historical financial data presented below reflects historical data with respect to (a) the Transferred Businesses and (b) until November 1, 1998, the Retained Assets and Liabilities which were not transferred to the Company in the Reorganization. See "The Reorganization." Consequently, such historical financial data is not necessarily indicative of future results of the Company.

                                                                                                            NINE MONTHS ENDED
                                                          FISCAL YEARS ENDED MARCH 31,                        DECEMBER 31,
                                            --------------------------------------------------------    -------------------------
                                               1994          1995        1996      1997       1998         1997          1998
                                            -----------   -----------   -------   -------   --------    -----------   -----------
                                            (UNAUDITED)   (UNAUDITED)                                   (UNAUDITED)   (UNAUDITED)
                                                               (IN MILLIONS, EXCEPT VOLUME AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales
  U.S. Fiber Cement(1)....................    $  34.3       $  47.5     $ 100.7   $ 148.7   $  181.1     $  134.2      $  177.6
  Gypsum(2)...............................       58.4          73.8        77.0     103.8      200.5        149.3         190.9
  Australia/New Zealand Fiber Cement(3)...      205.5         270.4       264.6     262.1      211.6        169.0         132.2
  Building Systems(3).....................       60.3         104.2       118.2     133.8      147.9        111.9          81.3
  Other(4)................................        7.4          17.1        64.4      65.0       81.2         64.7          49.1
                                              -------       -------     -------   -------   --------     --------      --------
Total net sales...........................      365.9         513.0       624.9     713.4      822.3        629.1         631.1
Cost of goods sold........................     (242.4)       (341.0)     (429.9)   (508.7)    (592.3)      (444.7)       (448.0)
                                              -------       -------     -------   -------   --------     --------      --------
Gross profit..............................      123.5         172.0       195.0     204.7      230.0        184.4         183.1
Selling, general and administrative(5)....      (99.8)        (97.7)     (134.1)   (150.3)    (142.7)      (108.1)       (108.7)
Restructuring and other operating
  expenses(6).............................         --            --          --     (38.8)      (5.1)        (2.2)         (1.2)
                                              -------       -------     -------   -------   --------     --------      --------
Operating profit..........................       23.7          74.3        60.9      15.6       82.2         74.1          73.2
Interest expense(7).......................      (22.7)        (32.8)      (48.7)    (39.6)     (37.6)       (28.1)        (23.8)
Interest expense - related parties(7).....      (13.2)        (16.3)      (17.3)    (16.9)     (11.3)       (10.5)           --
Interest income(7)........................       10.5          20.7        33.1      30.8       28.3         21.2          12.4
Equity income - RCI(8)....................        6.8          11.3         7.9       9.2        6.2          4.8            --
Other nonoperating expenses, net(9).......        0.2         (13.7)      (15.0)    (14.6)     (12.1)       (10.5)         (4.8)
                                              -------       -------     -------   -------   --------     --------      --------
Income (loss) from continuing operations
  before income tax.......................        5.3          43.5        20.9     (15.5)      55.7         51.0          57.0
Income tax (expense) benefit(7)...........        8.8          (4.4)       (2.8)      3.0      (25.0)       (19.2)        (22.6)
                                              -------       -------     -------   -------   --------     --------      --------
Income (loss) from continuing
  operations(10)..........................    $  14.1       $  39.1     $  18.1   $ (12.5)  $   30.7     $   31.8      $   34.4
                                              =======       =======     =======   =======   ========     ========      ========
Earnings per common share
  Basic and diluted.......................    $  0.31       $  0.85     $  0.38   $ (0.26)  $   0.62     $   0.64      $   0.69
Weighted average number of common shares
  outstanding (millions)
  Basic and diluted.......................       45.1          46.2        47.5      48.2       49.5         49.5          50.0
CONSOLIDATED CASH FLOW INFORMATION:
Cash flows provided by (used in) operating
  activities..............................        N/A           N/A     $  80.2   $  82.8   $  109.1     $  100.4      $  (16.7)(11)
Cash flows provided by (used in) investing
  activities..............................        N/A           N/A       (39.5)    118.4      (46.7)       (48.7)       (117.8)
Cash flows provided by (used in) financing
  activities..............................        N/A           N/A       (87.9)     14.6      (63.9)       (67.6)       (168.1)
OTHER DATA:
Depreciation and amortization(12).........    $  13.5       $  20.8     $  28.0   $  35.6   $   38.5     $   28.0      $   29.2
Adjusted EBITDA(13).......................       37.2          95.1        88.9      86.0      120.7        102.1         102.4
Capital expenditures(12)..................       71.4          47.1        64.7     172.1      154.8        118.3          87.4
Research and development(5)...............        7.9          11.4        12.1      15.0       18.0         12.6          10.5
Volume (mmsf)(14)
  U.S. Fiber Cement.......................       68.7          96.5       220.0     317.0      416.1        303.7         423.4
  Gypsum..................................      603.2         642.0       680.3     862.3    1,554.5      1,153.2       1,409.4
  Australia/New Zealand Fiber Cement(3)...      338.2         386.5       347.5     318.4      299.2        226.4         220.8
Average sales price per unit (per msf)
  U.S. Fiber Cement.......................    $   499       $   492     $   458   $   469   $    435     $    442      $    419
  Gypsum..................................         97           115         113       120        129          129           135
  Australia/New Zealand Fiber Cement(3)...        630           700         684       744        643          670           544

                                                            MARCH 31,
                                               -----------------------------------    DECEMBER 31,
                                                  1996          1997        1998          1998
                                               -----------    --------    --------    ------------
                                               (UNAUDITED)                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Net current assets...........................   $  393.2      $  425.3    $  354.8      $89.0(15)
Total assets.................................    1,366.1       1,534.0     1,241.7       1,008.5
Long-term debt...............................      416.5         470.2       496.3         347.5
Long-term related party borrowings...........      202.8         202.8          --            --
Shareholders' equity.........................      460.4         544.8       465.8      337.9(15)

---------------
 (1) In January 1996, the first production line at the Plant City, Florida fiber cement plant was expanded and a second line was commissioned in March 1996. During fiscal year 1997, a third production line was commissioned at Plant City, Florida, a new fiber cement plant was constructed and the first line commissioned in Cleburne, Texas, and the capacity of the Fontana, California fiber cement plant was expanded. During fiscal year 1999, a new fiber cement plant was commissioned in Tacoma, Washington.

 (2) The capacity of the Las Vegas, Nevada gypsum plant was expanded in fiscal years 1995 and 1996. The Nashville, Arkansas gypsum plant was acquired in fiscal year 1997. The Las Vegas, Nevada gypsum plant and the Seattle, Washington gypsum plant were further expanded in fiscal year 1998.

 (3) Australia/New Zealand Fiber Cement includes all fiber cement produced or sold worldwide, excluding the United States and the Philippines, and also includes sales from building systems in New Zealand.

 (4) Includes fiber cement sales in the Philippines and window sales in Australia.

 (5) Includes research and development expenses.

 (6) Includes (i) for fiscal year 1997, asset write-downs, environmental costs and employee termination costs of $17.8 million associated with the restructuring and upgrade of the fiber cement business in Australia, and a windows goodwill write-off of $21.0 million, (ii) for fiscal year 1998, $5.1 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia and
     (iii) for the nine months ended December 31, 1998, $1.2 million of employee termination costs associated with the restructuring and upgrading of the fiber cement business in Australia.

 (7) Interest and income tax expenses are the historical interest and income taxes applicable to JHIL and its subsidiaries prior to the Reorganization. As a result of the Reorganization, the interest and income tax expenses of the Company will change. See "Unaudited Pro Forma Consolidated Financial Data."

 (8) Represents equity interest earned on the investment in RCI Corporation which was sold in fiscal year 1998. See "Unaudited Pro Forma Consolidated Financial Data."

 (9) Consists primarily of losses of $17.9 million, $14.7 million and $12.2 million in fiscal years 1996, 1997 and 1998, respectively, incurred by JHIL under a transaction entered into with Firmandale which is part of the Retained Assets and Liabilities that were not transferred to the Company in the Reorganization. For the nine months ended December 31, 1998, other nonoperating expenses is comprised of costs associated with the Reorganization amounting to $8.4 million, the provision of $2.5 million against other investments and $6.1 million profit on the sale of one of the Company's portfolio investments.

(10) Constitutes net income (loss) before income (loss) from discontinued operations and gains (losses) on the disposal of discontinued operations.

(11) Includes a $57.3 million cash payment in connection with the settlement of the Firmandale litigation.

(12) Information for depreciation and amortization and capital expenditures are for continuing businesses only.

(13) Represents earnings from continuing operations before interest income, interest expense, income taxes, other nonoperating expenses, net, depreciation and amortization charges, and certain other property and goodwill impairment charges as follows:

                                                                                       NINE MONTHS
                                                                                          ENDED
                                              FISCAL YEARS ENDED MARCH 31,            DECEMBER 31,
                                       ------------------------------------------    ---------------
                                        1994     1995     1996     1997     1998      1997     1998
           ADJUSTED EBITDA             ------   ------   ------   ------   ------    ------   ------
Income from continuing operations....  $ 14.1   $ 39.1   $ 18.1   $(12.5)  $ 30.7    $ 31.8   $ 34.4
Income tax expense (benefit).........    (8.8)     4.4      2.8     (3.0)    25.0      19.2     22.6
Interest income......................   (10.5)   (20.7)   (33.1)   (30.8)   (28.3)    (21.2)   (12.4)
Interest expense.....................    22.7     32.8     48.7     39.6     37.6      28.1     23.8
Interest expense - related parties...    13.2     16.3     17.3     16.9     11.3      10.5       --
Equity income -- RCI.................    (6.8)   (11.3)    (7.9)    (9.2)    (6.2)     (4.8)      --
Other nonoperating expenses, net.....    (0.2)    13.7     15.0     14.6     12.1      10.5      4.8
Depreciation and amortization........    13.5     20.8     28.0     35.6     38.5      28.0     29.2
Impairment of property...............      --       --       --      2.4       --        --       --
Goodwill write-off...................      --       --       --     21.0       --        --       --
Obsolete equipment write-down........      --       --       --     11.4       --        --       --
                                       ------   ------   ------   ------   ------    ------   ------
         Adjusted EBITDA.............  $ 37.2   $ 95.1   $ 88.9   $ 86.0   $120.7    $102.1   $102.4
                                       ======   ======   ======   ======   ======    ======   ======

     Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. All registrants do not calculate Adjusted EBITDA in the same manner and, accordingly, Adjusted EBITDA may not be comparable with other registrants. The Company has included information concerning Adjusted EBITDA herein because it believes that such data is commonly used by certain investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements. To permit evaluation of this data on a consistent basis from period to period, EBITDA has been adjusted for noncash charges such as goodwill and asset impairment charges, as well as nonoperating income and expense items. See the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information to assist in identifying and evaluating trends in Adjusted EBITDA.

(14) Fiber cement volume is measured in 5/16" standard feet and gypsum volume is measured in surface feet.

(15) On February 5, 1999, the Company and JHIL entered into an agreement to consolidate and set off certain intercompany payables and receivables as described in Note 23 to the Consolidated Financial Statements. After the consolidation and set off, the Company had a net receivable of $9.2 million which has been deducted from shareholders' equity as it is due from the principal shareholder. The Company intends to effect a non-cash settlement of this receivable prior to the closing of the Offerings. As a result of the consolidation and set off, pro forma net current assets and shareholders' equity at December 31, 1998 were $79.8 million and $328.7 million, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As used herein, the term the "Company" refers to the Transferred Businesses and the Retained Assets and Liabilities for all periods prior to the consummation of the Reorganization in November 1998 and refers only to the Transferred Businesses for periods after October 31, 1998. The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the audited Consolidated Financial Statements of the Company and the related notes thereto and "Unaudited Pro Forma Consolidated Financial Data" included elsewhere in this Prospectus.

OVERVIEW

     The Company is the largest manufacturer of fiber cement products and systems for internal and external building applications in the United States, Australia and New Zealand and is the fourth largest manufacturer of gypsum wallboard in the United States. The Company's operations are organized into the following five segments: (1) U.S. Fiber Cement, which manufactures and sells fiber cement products in the United States; (2) Gypsum, which manufactures and sells gypsum wallboard products in the United States; (3) Australia/ New Zealand Fiber Cement, which manufactures and sells fiber cement products in Australia, New Zealand and Asian export markets (other than the Philippines) and building systems in New Zealand; (4) Building Systems, which manufactures, sells, rents and installs modular relocatable buildings in Australia, and also manufactures and sells insulated panel systems in the Australian commercial market; and (5) Other, which includes the Company's research and development center in Sydney, Australia; the Company's Philippines fiber cement operations; and manufacture and sales of windows and window systems in Australia. The term "U.S. Operations" refers to the Company's U.S. Fiber Cement and Gypsum segments.

     Sales are generally invoiced in the currency of the business unit making the sale and are generally on 30 to 60 day credit terms. Sales are recognized when goods have been dispatched to a customer following a sales order and the associated risks of ownership have passed to the customer. Cost of goods sold comprises manufacturing costs including raw materials and supplies, direct and indirect labor costs, depreciation of production facilities, production maintenance, property taxes, real property lease expense, insurance and warranty costs. Selling, general and administrative expenses primarily consist of officer and other employee compensation and related benefits, advertising and promotion costs, depreciation of non-production fixed assets, warehouse expenses, administrative and information systems costs, amortization of goodwill and research and development expenses.

     The Company's gross profit margin in each of its segments is primarily impacted by pricing levels, sales volumes and operating efficiencies. Since the start of fiscal year 1997, sales prices for fiber cement have been declining in the United States and, to a greater degree, in the Australian and New Zealand markets due to increasing competition. The overall siding market in the United States is operating with over-capacity. The Company's strategy is to maintain a competitive advantage through continued development of differentiated fiber cement products and improved process technologies. Historically, increased sales volumes of U.S. Fiber Cement and improved operating efficiencies have more than offset the effect of decreases in prices of such products. No assurance can be given, however, that the Company will be able to offset future price decreases in the United States. Pricing declines in Australia/New Zealand Fiber Cement have not historically been offset by increased sales volume due to competition and the maturity of the market. Because of the maturity of the Australian and New Zealand markets and other factors, the Company believes that both prices and sales volume in those markets may continue to decline. See "Risk
Factors -- Competition and Pricing."

     In recent years, gypsum prices and sales volume have increased, resulting in a higher gross profit margin for the Company's Gypsum segment. Although gypsum prices have increased overall for the periods presented, gypsum pricing has historically been cyclical, and several of the Company's competitors have announced plans to add additional capacity over the next two years. Thus, there can be no assurance that prices will not decline. See "Risk
Factors -- Competition and Pricing." Management believes that any future gypsum price decreases may be offset, at least in part, by increased volumes available for sale as a result of the Company's increased capacity and cost advantages compared to other gypsum manufacturers. No assurance can be given, however, that the Company will be able to offset any future price decreases. In addition, the Company's gypsum paper supply agreement with Republic is expected to substantially reduce the Company's gypsum paperboard costs beginning in the latter part of fiscal year 2000.

     The Company maintains significant operations in foreign countries and, as a result, is exposed to changes in exchange rates which affect its financial position, results of operations and cash flow. For the nine months ended December 31, 1998, the following currencies comprised the Company's net sales, cost of goods sold, expenses and liabilities:

                                                         USD    AUD    NZD    OTHER
                                                         ---    ---    ---    -----
Net sales..............................................  59%    35%    5%      1%
Cost of goods sold.....................................  59%    34%    5%      2%
Expenses...............................................  30%    58%    5%      7%
Liabilities (excluding borrowings).....................  45%    48%    3%      4%

     Management anticipates that sales outside the United States will continue to be significant. The Company's results of operations, cash flows and financial position were significantly affected by the depreciation of the Australian dollar against the U.S. dollar that occurred in fiscal year 1998 and in the nine months ended December 31, 1998. On translation into U.S. dollars, the Company's consolidated financial position at December 31, 1998 consequently reported a translation loss of $46.1 million. Furthermore, the results of operations and cash flows are impacted by the translation of foreign earnings into U.S. dollars. Historically, the Company has hedged, from an Australian dollar perspective, its net investment in its operations in the United States and in New Zealand. Since the Reorganization, the Company has hedged its net investment in its Australian operations against the U.S. dollar. See "Risk
Factors -- Foreign Exchange Risks" and Note 17 to the Notes to the Consolidated Financial Statements. The principal exchange rate hedging instrument employed by the Company is a standard market forward exchange contract. Under such contracts, the Company is obligated to buy or sell a specified foreign currency in exchange for a specified local currency. Any extension of these forward exchange contracts is undertaken on a marked to market basis with the appropriate cash settlement taking place at the time of the extension. The Company does not trade any exchange rate hedging instruments but holds them until maturity.

     The recent economic volatility in Asia has had a negative effect on the Australian and New Zealand economies in general and the Company has begun to recognize these effects on its operations. For example, until the Philippines manufacturing facility was commissioned in December 1998, the Company was supplying that market by exporting products manufactured in Australia and New Zealand. For the nine months ended December 31, 1998, sales of fiber cement products in the Philippines declined by 37% in local currency terms from the same period in the previous year. This decline is due to the sharp contraction of the Philippines building and construction market which is likely a result of Asian economic conditions. Continued contraction in this market will result in potentially lower than projected capacity utilization for the new Philippines manufacturing facility. The Company's Building Systems business has also been negatively impacted by the Asian economic crisis and lower prices for natural resources generally. Activity in the Australian mining and resources industry, a market serviced by the Building Systems business, has declined due to concerns about falling demand from Asia for minerals and other natural resources and a general decrease in commodity prices which has deterred investment in Australian mining and resource projects. See "Risk Factors -- Recent Volatility in Asian Economies and Financial and Currency Markets."

     In fiscal year 1997, the Company commenced a major restructuring and upgrade project of its Australian fiber cement manufacturing facilities. This project involves the closure of the fiber cement manufacturing facility in Brooklyn, Australia and the upgrade and modernization of three of the four Australian manufacturing plants. The upgrade program includes the automation of product finishing processes and is aimed at reducing direct costs, increasing production yields and improving product quality. Restructuring costs associated with the program, including employee termination expenses and the write-down of long lived assets, of $17.8 million and $5.1 million were incurred in fiscal year 1997 and fiscal year 1998, respectively. Further employee termination costs of approximately $4.1 million are expected to be incurred, of which $1.2 million was incurred in the nine months ended December 31, 1998.

  Discontinued Operations

     During fiscal years 1997 and 1998, JHIL divested a number of businesses which were not related to the core Transferred Businesses, as set out below:

                              FISCAL YEAR
          BUSINESS             DIVESTED                            DESCRIPTION
          --------            -----------                          -----------
Building Services...........     1997       Supplier of fire protection, security monitoring, building automation and mechanical services to the commercial and
                                            industrial building sector in Australia and New Zealand
Irrigation..................     1997       Irrigation products businesses based in the United States,
                                            Australia, New Zealand and Europe
Bathroom Products...........     1997       Vitreous china, tapware and hot water systems businesses
                                            in Australia and New Zealand
Pipelines...................     1998       Plastic pipeline and fittings businesses in Australia, New
                                            Zealand, Singapore and Malaysia

     In the preparation of the historical Consolidated Financial Statements and the Pro Forma Statements, these businesses have been treated as discontinued operations. The total cash proceeds from these divestitures were $371.4 million.

  The Reorganization

     James Hardie was formed in connection with the Reorganization that (with the exception of the Offerings and the relocation of certain senior executives and managers) was consummated in November 1998. The Reorganization is intended to address the structural imbalance and resulting operational, financial and commercial issues that existed as a result of the predominance (prior to the Reorganization) of JHIL's U.S. operations and the location of corporate management and JHIL's shareholder base in Australia. The divestiture program, the growth in U.S. demand for the Company's fiber cement products and the investment in additional fiber cement and gypsum manufacturing capacity in the United States resulted in an increasing proportion of total net sales and operating profit being generated from the United States. The U.S. Operations increased from 28.4% of total net sales in fiscal year 1996 to 46.4% in fiscal year 1998. Operating profit from U.S. Operations increased as a percentage of total operating profit (before expenses in connection with the Sydney-based research and development center and certain general corporate costs which benefit all segments) from 26.1% in fiscal year 1996 to 72.4% in fiscal year 1998.

     The primary components of the Reorganization include the formation of James Hardie, the November 1998 transfer to the Company of the Transferred Businesses (which include JHIL's fiber cement, gypsum, building systems and windows businesses) and the retention by JHIL of the Retained Assets and Liabilities, the Debt Financing, the relocation of certain senior executives and managers to the Company's U.S. operational headquarters and the Offerings. See "The Reorganization."

     As noted above, an element of the Reorganization is the Debt Financing. At March 31, 1998, JHIL was funded with a capital structure comprised of $531.6 million of debt and a cash balance of $286.2 million (net of the bank overdraft and the Firmandale liability which was paid in April 1998). As a result of the Reorganization, the Company established a more efficient capital structure, with a minimal holding of cash reflecting working capital requirements and a lower net effective interest rate. As a result, interest income will be reduced significantly and interest expense will reflect the Debt Financing.

RESULTS OF OPERATIONS

     In the fiscal years 1996 through 1998 and for the nine months ended December 31, 1998, there was a significant increase in the net sales revenues and profits generated from the Company's U.S. Operations. This increase is primarily due to the growth in U.S. sales volume of the Company's fiber cement products, principally siding; improvements in manufacturing efficiencies as a result of $135 million of capital investment during the fiscal years 1996 to 1998; and the availability of additional gypsum capacity following the capital investment of $85.6 million, primarily to expand plant capacity from 610 mmsf in fiscal year 1995 to 1,980 mmsf at the end of fiscal year 1998, and the acquisition of the Nashville, Arkansas gypsum facility in February 1997. Concurrently, increasing competition in both Australia and New Zealand within the Australia/New Zealand Fiber Cement segment has caused the Company's volumes and margins for this segment to decrease.

     The following table sets forth selected financial and operating data for the Company expressed in millions of dollars and as a percentage of net sales:

                                        FISCAL YEARS ENDED MARCH 31,                    NINE MONTHS ENDED DECEMBER 31,
                           ------------------------------------------------------    ------------------------------------
                                 1996               1997               1998                1997                1998
                           ----------------   ----------------    ---------------    ----------------    ----------------
                                                                                       (UNAUDITED)         (UNAUDITED)
Net sales
  U.S. Fiber Cement......  $ 100.7     16.1%  $ 148.7     20.8%   $ 181.1    22.0%   $ 134.2     21.3%   $ 177.6     28.1%
  Gypsum.................     77.0     12.3     103.8     14.6      200.5    24.4      149.3     23.7      190.9     30.2
                           -------    -----   -------    -----    -------   -----    -------    -----    -------    -----
      U.S. Operations....    177.7     28.4     252.5     35.4      381.6    46.4      283.5     45.0      368.5     58.3
  Australia/New Zealand
    Fiber Cement.........    264.6     42.3     262.1     36.7      211.6    25.7      169.0     26.9      132.2     20.9
  Building Systems.......    118.2     18.9     133.8     18.8      147.9    18.0      111.9     17.8       81.3     12.9
  Other..................     64.4     10.4      65.0      9.1       81.2     9.9       64.7     10.3       49.1      7.9
                           -------    -----   -------    -----    -------   -----    -------    -----    -------    -----
Total net sales..........    624.9    100.0     713.4    100.0      822.3   100.0      629.1    100.0      631.1    100.0
Cost of goods sold.......   (429.9)   (68.8)   (508.7)   (71.3)    (592.3)  (72.0)    (444.7)   (70.7)    (448.0)   (71.0)
                           -------    -----   -------    -----    -------   -----    -------    -----    -------    -----
Gross profit.............    195.0     31.2     204.7     28.7      230.0    28.0      184.4     29.3      183.1     29.0
Selling, general and
  administrative.........   (134.1)   (21.4)   (150.3)   (21.1)    (142.7)  (17.4)    (108.1)   (17.2)    (108.7)   (17.2)
Restructuring and other
  expenses...............       --       --     (38.8)    (5.4)      (5.1)   (0.6)      (2.2)    (0.3)      (1.2)    (0.2)
                           -------    -----   -------    -----    -------   -----    -------    -----    -------    -----
Operating profit.........     60.9      9.8      15.6      2.2       82.2    10.0       74.1     11.8       73.2     11.6
Interest expense.........    (48.7)    (7.8)    (39.6)    (5.6)     (37.6)   (4.6)     (28.1)    (4.5)     (23.8)    (3.8)
Interest
  expense -- related
  parties................    (17.3)    (2.7)    (16.9)    (2.3)     (11.3)   (1.4)     (10.5)    (1.7)        --       --
Interest income..........     33.1      5.3      30.8      4.3       28.3     3.4       21.2      3.4       12.4      2.0
Equity income -- RCI.....      7.9      1.2       9.2      1.2        6.2     0.7        4.8      0.8         --       --
Other nonoperating
  expenses, net..........    (15.0)    (2.4)    (14.6)    (2.0)     (12.1)   (1.4)     (10.5)    (1.7)     ( 4.8)    (0.8)
                           -------    -----   -------    -----    -------   -----    -------    -----    -------    -----
Income (loss) from
  continuing operations
  before income tax......     20.9      3.4     (15.5)    (2.2)      55.7     6.7       51.0      8.1       57.0      9.0
Income tax (expense)
  benefit................     (2.8)    (0.5)      3.0      0.4      (25.0)   (3.0)     (19.2)    (3.0)     (22.6)    (3.6)
                           -------    -----   -------    -----    -------   -----    -------    -----    -------    -----
Income (loss) from
  continuing
  operations.............  $  18.1      2.9%  $ (12.5)    (1.8)%  $  30.7     3.7%   $  31.8      5.1%   $  34.4      5.4%
                           =======    =====   =======    =====    =======   =====    =======    =====    =======    =====

NINE MONTHS ENDED DECEMBER 31, 1998 ("INTERIM PERIOD 1999") COMPARED TO

NINE MONTHS ENDED DECEMBER 31, 1997 ("INTERIM PERIOD 1998")

     Total Net Sales. Total net sales increased by $2.0 million from $629.1 million in Interim Period 1998 to $631.1 million in Interim Period 1999. Net sales from U.S. Operations increased by 30.0% with growth in volume in both U.S. Fiber Cement and Gypsum, partially offset by a 5.2% decrease in fiber cement prices. Offsetting the improved results from U.S. Operations was a 24.0% decrease in net sales from non-U.S. Operations, of which 9.6% was attributable to lower selling prices and the remainder to the effect of changed foreign exchange rates.

          U.S. Fiber Cement Sales. U.S. Fiber Cement sales increased by $43.4 million or 32.3% from $134.2 million in Interim Period 1998 to $177.6 million in Interim Period 1999. The growth in sales was primarily due to a 39.4% increase in volume from 303.7 mmsf in Interim Period 1998 to 423.4 mmsf in Interim Period 1999. This increase was primarily due to continued penetration by the Company's fiber cement products against competing products, primarily wood-based siding. The Tacoma, Washington plant, with 150 mmsf capacity, was commissioned during May 1998 and began commercial production in June 1998. The increase in sales volume was partially offset by a 5.2% decrease in average product selling price from $442 to $419 per msf which was a result of increased competition and over-capacity in most segments of the siding industry.

          Gypsum Sales. Gypsum sales increased $41.6 million or 27.9% from $149.3 million in Interim Period 1998 to $190.9 million in Interim Period 1999. The growth in sales was primarily due to a 22.2% increase in volume from 1,153.2 mmsf in Interim Period 1998 to 1,409.4 mmsf in Interim Period 1999, mainly attributable to additional capacity at the Seattle, Washington and Las Vegas, Nevada plants as a result of facility upgrades. Average sales prices were 4.7% higher in Interim Period 1999, with sales price increases in the Southeast and Southwest markets being partially offset by a price decrease in the Northwest.

          Australia/New Zealand Fiber Cement Sales. Australia/New Zealand Fiber Cement sales decreased $36.8 million or 21.8% from $169.0 million in Interim Period 1998 to $132.2 million in Interim Period 1999. In local currency terms, the decline was 7.0%. The decrease in sales was due primarily to a 2.5% decrease in sales volume from 226.4 mmsf in Interim Period 1998 to 220.8 mmsf in Interim Period 1999 and a 3.4% (in local currency terms) reduction in average net selling prices caused by increased competition and industry over-capacity. In Australia, the lower sales revenue was due primarily to lower sales volumes and reduced average selling prices caused by increased competition and industry over-capacity. In New Zealand, sales volumes and pricing were negatively impacted by a reduction in residential construction activity and an average 5% price reduction to counter increased import competition. Additionally, in Australia, the fiber cement business experienced severe and continuing problems commissioning new automated manufacturing equipment.

          Building Systems Sales. Building Systems sales decreased by $30.6 million or 27.3% from $111.9 million in Interim Period 1998 to $81.3 million in Interim Period 1999. In local currency terms, the decline was 13.5%. This segment had a strong Interim Period 1998, particularly due to several large contracts for projects in the mining sector. This level of activity did not continue in the Interim Period 1999, primarily due to the postponement of a number of mining projects in the wake of falling commodity prices and the Asian financial crisis.

          Other Sales. Sales by the Philippines operation and the windows businesses decreased by $15.6 million or 24.1% from $64.7 million in Interim Period 1998 to $49.1 million in Interim Period 1999. Sales by the Company's Philippines operation (primarily using product imported from Australia until the commencement of local manufacturing in December 1998) fell by 37.3% in local currency terms to $4.5 million due to the significant decrease in housing construction and repair activity related to the region's economic conditions and a reduction in price by 10% in local currency terms to enable the Company's products to remain competitive with plywood alternatives. Sales by the windows operation decreased by $10.2 million or 19.0% from $53.6 million in Interim Period 1998 to $43.4 million in Interim Period 1999. In local currency terms, net sales decreased by 3.8% primarily due to a decrease in sales of wood windows in the value-added market segments offset by an increase in sales volume of aluminum and lower value wood windows.

     Gross Profit. Gross profit decreased by $1.3 million or 0.7% from $184.4 million in Interim Period 1998 to $183.1 million in Interim Period 1999. The Company's overall gross profit margin declined by 0.3 percentage points from 29.3% in Interim Period 1998 to 29.0% in Interim Period 1999. U.S. Fiber Cement gross profit margin decreased by 3.6% with a 5.2% decline in selling prices and increased costs, mainly in the second quarter and associated with the commissioning of the Tacoma, Washington plant and the start up of additional capacity at Plant City, Florida and Cleburne, Texas. Gypsum gross profit margins increased by 2.7%, primarily due to an increase in average sales prices, offset by an increase in gypsum rock prices for the Seattle, Washington plant and start-up costs in commissioning the additional production capacity at the Las Vegas, Nevada and Seattle, Washington plants. In addition, the Las Vegas and Seattle plants yield lower margins than Nashville, Arkansas. The increased sales volume for these plants reduced average gross margins. Australia/New Zealand Fiber Cement gross profit margin decreased by 6.3%. This was due to unanticipated and continuing commissioning costs associated with upgrading Australian fiber cement manufacturing facilities, reduced average net selling prices due to increased competition and a change in product mix. Building Systems gross profit margin increased by 2.4% due to a higher proportion of rental revenue. Windows gross profit margin improved by 2.3%, due to improved pricing, sales mix and production efficiencies, offsetting increased aluminum and wood prices.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.6 million from $108.1 million in Interim Period 1998 to $108.7 million in Interim Period 1999. Expressed as a percentage ratio of net sales, the ratio remained constant at 17.2%.

     Selling, general and administrative expenses include research and development costs which amounted to $10.5 million in Interim Period 1999, a reduction of $2.1 million compared to Interim Period 1998. This reduction was due to fewer personnel being employed within the Sydney-based research and development center and the effect of the weakening Australian dollar, partially offset by an increase in spending at the Development Center in Fontana, California to support the development and commercialization of Harditrim(TM), the first product in the Company's new, proprietary low density product platform.

     Restructuring and Other Operating Expenses. Restructuring and other operating expenses were $2.2 million and $1.2 million in Interim Period 1998 and Interim Period 1999, respectively, resulting from employee terminations and other restructuring costs associated with the Australian fiber cement manufacturing restructuring and upgrade program.

     Operating Profit. Operating profit decreased by $0.9 million from $74.1 million in Interim Period 1998 to $73.2 million in Interim Period 1999. As described above, improvements in gross profits within the U.S. Operations and reduced general corporate costs were offset by reduced revenues in the Australian and New Zealand operations and the adverse effect of foreign exchange rates.

     Interest Expense and Interest Income. Interest expense decreased by $4.3 million from $28.1 million in Interim Period 1998 to $23.8 million in Interim Period 1999 primarily as a result of decreased borrowing following the debt refinancing and also as a result of interest rate reductions. Interest income declined by $8.8 million from $21.2 million in Interim Period 1998 to $12.4 million in Interim Period 1999, primarily due to a reduction in the average level of deposits following repayment of debt and the settlement of the Firmandale matter. As part of the Reorganization, the Company revised the debt funding structure and does not have a substantial cash balance.

     Equity Income -- RCI. Equity income from RCI Corporation ceased following the sale of the investment in RCI in fiscal year 1998. In Interim Period 1998 such equity income was $4.8 million.

     Other Nonoperating Expenses, Net. Other nonoperating expenses, net were $4.8 million in Interim Period 1999. This expense primarily represents costs associated with the Reorganization, amounting to $8.4 million, the provision of $2.5 million against other investments and the $6.1 million profit on the sale of one of the Company's portfolio investments. Other nonoperating expenses, net were $10.5 million in Interim Period 1998. This expense represents losses incurred by JHIL under a transaction it entered into with Firmandale in 1987. In March 1998, JHIL entered into a comprehensive settlement of all litigation arising out of the Firmandale transaction. Any ongoing obligations associated with the Firmandale transaction will remain with JHIL and will not be transferred to or assumed by the Company as part of the Reorganization. See Note 12 to the Consolidated Financial Statements

     Income Taxes. Income tax expense increased by $3.4 million from $19.2 million in Interim Period 1998 to $22.6 million in Interim Period 1999. The Company's effective tax rate on income from continuing operations was 37.6% in Interim Period 1998 compared to 39.6% in Interim Period 1999. The increase in effective tax rate was primarily due to losses not tax-effected in the Philippines and in relation to costs of the Reorganization.

YEAR ENDED MARCH 31, 1998 COMPARED TO YEAR ENDED MARCH 31, 1997

     Total Net Sales. Total net sales increased by $108.9 million or 15.3% from $713.4 million in fiscal year 1997 to $822.3 million in fiscal year 1998. The growth in net sales was primarily attributable to increased volume in U.S. Fiber Cement and Gypsum (which benefited from the first full-year of sales from the Nashville, Arkansas gypsum operation acquired in February 1997), partially offset by decreases in fiber cement prices in the United States, Australia and New Zealand.

        U.S. Fiber Cement Sales. U.S. Fiber Cement sales increased by $32.4 million or 21.8% from $148.7 million in fiscal year 1997 to $181.1 million in fiscal year 1998. The growth in sales was primarily due to a 31.2% increase in volume from 317 mmsf in fiscal year 1997 to 416 mmsf in fiscal year 1998 resulting from continued penetration of the Company's fiber cement products in the siding market and strong growth in volumes in the Southcentral region. Volume was also positively impacted by an increase in production capacity from 480 mmsf to 770 mmsf due to the addition of 290 mmsf of capacity at the Company's Cleburne, Texas plant in April 1997. The increase in sales volume was partially offset by a 7.2% decrease in average selling price from $469 to $435 per msf which was a result of increased competition and over-capacity in the overall siding industry.

        Gypsum Sales. Gypsum sales increased $96.7 million or 93.1% from $103.8 million in fiscal year 1997 to $200.5 million in fiscal year 1998. The growth in sales was primarily due to a 80.3% increase in volume to 1,555 mmsf mainly resulting from the first full-year of contribution from the Nashville, Arkansas plant which was acquired in February 1997. The increase in sales was also positively affected by a 7.3% improvement in average sales prices over fiscal year 1997. The expansion in the capacity of the Seattle, Washington plant from 260 mmsf to 620 mmsf was completed in the latter half of calendar 1997 and had little impact on the fiscal year 1998 results.

        Australia/New Zealand Fiber Cement Sales. Australia/New Zealand Fiber Cement sales declined $50.5 million or 19.2% from $262.1 million in fiscal year 1997 to $211.6 million in fiscal year 1998. In local currency terms, the decline was 11.3%. The decrease in sales was due primarily to a 6.0% decrease in sales volume from 318 mmsf in fiscal year 1997 to 299 mmsf in fiscal year 1998. The reduction in sales volume was a result of increased competition in Australia and, to a lesser extent, increased volumes of lower-priced imports from Asia in both Australia and New Zealand. Sales were further negatively impacted by increased competition which necessitated price reductions in New Zealand.

        Building Systems Sales. Building Systems sales increased by $14.1 million or 10.5% from $133.8 million in fiscal year 1997 to $147.9 million in fiscal year 1998. In local currency terms, the rise was 21.5%. The increase in sales in this segment was primarily due to increased sales in the mining sector, including the addition of three major contracts for mining camp and village accommodation in fiscal year 1998.

        Other Sales. Sales by the Philippines operation and the windows businesses increased by $16.2 million or 24.9% from $65.0 million in fiscal year 1997 to $81.2 million in fiscal year 1998. In local currency terms, the rise was 37.1%. The increase was primarily due to the commencement of sales by the Company's Philippines operation as part of a pre-production marketing campaign using product primarily imported from Australia. Sales by the windows operation increased by $5.5 million or 8.9% from $61.4 million in fiscal year 1997 to $66.9 million in fiscal year 1998. In local currency terms, the rise was 19.8%.

     Gross Profit. Gross profit increased by $25.3 million or 12.4% from $204.7 million in fiscal year 1997 to $230.0 million in fiscal year 1998. The Company's overall gross profit margin declined from 28.7% in fiscal year 1997 to 28.0% in fiscal year 1998. Sales of fiber cement imported from the Company's Australian and New Zealand manufacturing operations by the Company's Philippines operation started during fiscal year 1998 as part of a marketing campaign in advance of commencement of local production. These sales were made at a loss due to import tariffs and shipping costs. These imports substantially decreased upon the commencement of local manufacturing in the Philippines in December 1998. U.S. Fiber Cement gross profit margin improved by 3.5 percentage points with a 7.2% decline in selling prices more than offset by a decrease in pulp prices, an improvement in manufacturing efficiencies, the absence of significant factory start-up costs and an approximately 10.0% decline in freight costs due primarily to the opening of the Cleburne, Texas plant. Gypsum gross profit margins improved by 0.8 percentage points, primarily due to a 7.1% increase in sales prices, offset in part by an increase in fixed cost of sales of $18 million, primarily as a result of the inclusion of a full year of the Nashville operation and a one-time cost of $0.9 million associated with the capacity expansion in Las Vegas. Australia/New Zealand Fiber Cement gross profit margin increased by

1.6 percentage points in fiscal year 1998. Fiscal year 1997 was adversely affected by a $7.8 million warranty provision established with respect to two specific products that were sold until fiscal year 1991 only in Australia and New Zealand. One of the products was modified to avoid recurrence of the problem and the other product has been discontinued. During fiscal year 1997, the Company initiated a restructuring and upgrade of its Australian fiber cement manufacturing facilities, which is expected to result in total capital costs of $28.0 million and total expenses of $17.5 million over fiscal years 1997, 1998 and 1999. The benefits of this program are expected to be realized during fiscal year 2000 and subsequent years. Building Systems gross profit margin decreased by 3.0 percentage points in fiscal year 1998, primarily due to the discounting of sales prices to retain market share against increased competition. Windows gross profit margin improved by 1.9 percentage points in fiscal year 1998.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $7.6 million or 5.1% from $150.3 million in fiscal year 1997 to $142.7 million in fiscal year 1998. Expressed as a percentage ratio of net sales, the ratio improved by 3.7 percentage points from 21.1% in fiscal year 1997 to 17.4% in fiscal year 1998. The decrease was primarily due to a $10.1 million decrease resulting from the restructuring of Australia/New Zealand Fiber Cement and the closure of the Brooklyn, Australia fiber cement operations. The decrease was partially offset by a $7.1 million increase within U.S. Fiber Cement due to additional staffing to provide the sales and marketing infrastructure necessary to maintain volume growth, increased marketing expenditure on fiber cement products, restructuring costs associated with the consolidation of the customer service, finance, information services and administration departments of the U.S. businesses to one location and the commencement of goodwill amortization on the Nashville, Arkansas acquisition. In addition, the decrease in selling, general and administrative expenses was partially offset by a $4.5 million increase due to the continued build up of the Philippines operations.

     Selling, general and administrative costs include research and development costs which amounted to $18.0 million in fiscal year 1998, an increase of $3.0 million over fiscal year 1997, primarily due to the opening in April 1997 of the Company's fiber cement Development Center in Fontana, California.

     Restructuring and Other Operating Expenses. Restructuring and other operating expenses were $5.1 million in fiscal year 1998 and $38.8 million in fiscal year 1997. Asset write-offs, environmental costs, employee terminations and other restructuring costs related to the Australian fiber cement manufacturing restructuring and upgrade program amounted to $17.8 million in fiscal year 1997 and $5.1 million in fiscal year 1998. As part of the restructuring program, 97 employees were terminated, of which 86 were factory employees and 11 were sales, marketing or administrative employees. In fiscal year 1997, the Company incurred a $21.0 million write-off of all of the goodwill related to the windows business as a result of continuing losses in that business.

     Operating Profit. Operating profit increased by $66.6 million from $15.6 million in fiscal year 1997 to $82.2 million in fiscal year 1998. As described above, the fiscal year 1997 results were significantly impacted by non-recurring charges related primarily to the Australian fiber cement manufacturing rationalization and upgrade program and the windows goodwill write-off. Excluding these non-recurring charges, the operating profit would have increased by $32.9 million or 60.5% from $54.4 million in fiscal year 1997 to $87.3 million in fiscal year 1998. In addition, the fiscal year 1998 results benefited from increased sales and gross profit margins in U.S. Fiber Cement and Gypsum and reduced operating losses, excluding the goodwill write-off, in the windows business of $5.0 million in fiscal year 1998 compared to losses of $7.8 million in fiscal year 1997. This was offset in part by a reduction in revenues in Australia/New Zealand Fiber Cement.

     Equity Income -- RCI. Equity income from RCI Corporation decreased from $9.2 million in fiscal year 1997 to $6.2 million in fiscal year 1998. The Company disposed of its investment in RCI Corporation in October 1997.

     Interest Expense and Interest Income. Interest expense decreased by $2.0 million from $39.6 million in fiscal year 1997 to $37.6 million in fiscal year 1998. The decrease was primarily due to reductions in U.S. dollar and New Zealand borrowing costs, as well as increased benefits from U.S. dollar interest rate swaps, partially offset by an increase in average borrowings over the year. Interest income declined by $2.5 million from $30.8 million in fiscal year 1997 to $28.3 million in fiscal year 1998. The decrease was primarily due to a decline in AUD interest rates and a decline in interest income from currency swaps due to narrowing interest differentials, which was offset by an increase in the level of average AUD deposits held. As part of the Reorganization, the Company has established a new debt funding structure and does not have a substantial cash balance.

     Other Nonoperating Expenses, Net. Other nonoperating expenses, net were $12.1 million in fiscal year 1998 and $14.6 million in fiscal year 1997. Of these amounts, $12.2 million in fiscal year 1998 and $14.7 million in fiscal year 1997 represent losses incurred by JHIL under a transaction it entered into with Firmandale in 1987. In March 1998, JHIL entered into a comprehensive settlement of all litigation arising out of the Firmandale transaction. Any ongoing obligations associated with the Firmandale transaction will remain with JHIL and were not transferred to or assumed by the Company as part of the Reorganization. See Note 12 to the Consolidated Financial Statements.

     Income Taxes. Income tax expense increased by $28.0 million from a $3.0 million benefit in fiscal year 1997 to a $25.0 million expense in fiscal year 1998. The Company's effective tax rate on income from continuing operations was 44.9% in fiscal year 1998 compared to 19.4% in fiscal year 1997. The increase in the effective tax rate was primarily due to an increase in expenses not deductible in fiscal year 1998, partially offset by an increase in rebates on dividends received. The significant increase in both expenses not deductible and rebates on dividends received resulted primarily from the disposal of the RCI Corporation investment and increases in provisions for Firmandale which are not deductible expenses.

YEAR ENDED MARCH 31, 1997 COMPARED TO YEAR ENDED MARCH 31, 1996

     Total Net Sales. Total net sales increased by $88.5 million or 14.2% from $624.9 million in fiscal year 1996 to $713.4 million in fiscal year 1997. The growth in net sales was primarily attributable to increased volume in U.S. Fiber Cement, following the addition of two new lines at the Company's Florida facility. Net sales were also positively impacted by increased gypsum wallboard capacity and an increase in the average selling price of gypsum wallboard.

        U.S. Fiber Cement Sales. U.S. Fiber Cement sales increased by $48.0 million or 47.7% from $100.7 million in fiscal year 1996 to $148.7 million in fiscal year 1997. The growth in revenue was primarily due to a 44.1% increase in volume from 220 mmsf in fiscal year 1996 to 317 mmsf in fiscal year 1997 resulting from continued penetration into the siding market and the availability of additional capacity from the addition of two new lines at the Company's Plant City, Florida facility. During the peak building season, the Company's U.S. fiber cement manufacturing facilities operated at full capacity and for several months demand exceeded the Company's U.S. manufacturing capacity. The average selling price was stable compared to fiscal year 1996 levels.

        Gypsum Sales. Gypsum sales increased by $26.8 million or 34.8% from $77.0 million in fiscal year 1996 to $103.8 million in fiscal year 1997. The growth in sales was primarily due to a 26.8% increase in sales volume from 680 mmsf in fiscal year 1996 to 862 mmsf in fiscal year 1997, of which 113 mmsf was due to the acquisition of the Nashville, Arkansas operation in February 1997. The increase in sales volumes can also be attributed to the capacity expansion in Las Vegas, Nevada completed in the latter part of 1996. The increase in sales was also positively affected by a 5.5% improvement in average sales price over fiscal year 1996.

        Australia/New Zealand Fiber Cement Sales. Australia/New Zealand Fiber Cement sales declined by $2.5 million or 1% from $264.6 million in fiscal year 1996 to $262.1 million in fiscal year 1997. In local currency terms, the decline was 6.7%. Volumes declined by 8.6% from 348 mmsf in fiscal year 1996 to 318 mmsf in fiscal year 1997, reflecting the decline in home building activity over the period and the effect of increased competition in Australia. Results were also impacted by declining prices and the strengthening of the Australian dollar.

        Building Systems Sales. Building Systems sales increased by $15.6 million or 13.2% from $118.2 million in fiscal year 1996 to $133.8 million in fiscal year 1997. In local currency terms, the rise was 6.7%. The increase in sales was primarily due to stronger demand from the mining and resources sector and also from the expansion of the modular buildings rental fleet.

        Other Sales. Other sales were substantially unchanged and predominately reflect the sales by the windows business, which were $61.4 million in fiscal year 1997 and $58.5 million in fiscal year 1996.

     Gross Profit. Gross profit increased by $9.7 million or 5.0% from $195.0 million in fiscal year 1996 to $204.7 million in fiscal year 1997. The Company's overall gross profit margin declined from 31.2% in fiscal year 1996 to 28.7% in fiscal year 1997. U.S. Fiber Cement gross profit margin declined by 1.5 percentage points primarily due to an increase of $10.2 million in fixed cost of sales due to the commissioning of two additional lines at the Florida facility and the construction of the Texas facility. Variable cost of sales was consistent with fiscal year 1996. Gypsum profit margins improved by 8.5 percentage points primarily due to a 6.4% increase in average sales price. Australia/New Zealand Fiber Cement gross margins in fiscal year 1997 declined
7.0 percentage points compared to fiscal year 1996, reflecting the effect of increased competition and a non-recurring $7.8 million warranty provision. Building Systems gross profit margin improved by 0.3 percentage points in fiscal year 1997. Gross profit margin in the Other segment declined 2.8 percentage points compared to 1996 reflecting the competitive pressures within the windows operations and additional costs as a result of an acquisition.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $16.2 million or 12.1% from $134.1 million in fiscal year 1996 to $150.3 million in fiscal year 1997. Expressed as a percentage ratio of net sales, the ratio improved by 0.3 percentage points from 21.4% in fiscal year 1996 to 21.1% in fiscal year 1997. The increase in expenses was primarily due to additional staffing within U.S. Fiber Cement to support increased sales volumes and also the commencement of the Philippines operation. The selling, general and administrative category includes research and development costs which amounted to $15.0 million in fiscal year 1997, an increase of $2.9 million over fiscal year 1996.

     Restructuring and Other Operating Expenses. Restructuring and other operating expenses amounted to $38.8 million in fiscal year 1997 (versus none in fiscal year 1996) and had two components. The period costs of the restructuring and upgrade of the Company's Australian fiber cement manufacturing facilities and other restructuring costs related to Australia/New Zealand Fiber Cement amounted to $17.8 million. Following the acquisition of Trend Windows in December 1994, sales declined severely during fiscal year 1996 and 1997 as a result of a slump in housing starts which was not foreseen at the time of acquisition. In February and March 1997, a Board review of the windows business plans for 1998 to 2000 and a full post-implementation review of the windows acquisition revealed that the windows business would continue to incur future operating losses due to changes in market and economic trends. These changes in circumstances indicated that the recoverability of the carrying amount of the windows business long-lived assets, including goodwill, should be assessed. JHIL estimated the future cash flows (undiscounted and without interest charges) expected to result from the use of the assets of the windows business and their eventual disposition. As the sum of the expected future cash flows was less than the carrying amount of the assets, JHIL had to recognize an impairment loss, measured as the amount by which the carrying amount exceeds the fair value of the assets. JHIL determined the fair value of the assets using the present value of estimated expected future cashflows. The carrying amount exceeded the fair value of the assets by $21.0 million. In instances where goodwill is identified with assets that are subject to an impairment loss, Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires the carrying amount of the identified goodwill to be eliminated before reducing the carrying amount of impaired long-lived assets. Accordingly, JHIL wrote off $21.0 million in goodwill related to the windows business during fiscal year 1997.

     During the second half of fiscal year 1997, the Company adopted a plan to restructure and upgrade its fiber cement plants in Australia due to changes in technology. The upgrade included a complete replacement of existing machinery with new machinery designed to handle new technological innovations in fiber cement which was expected to take place during fiscal year 1998 and to be substantially completed by March 31, 1998. The existing machinery and equipment could not be used with the new technology and did not have any alternate uses. These changes in circumstances and the short period of time in which the existing machinery would be used resulted in the Company recognizing an impairment loss of $11.4 million to reduce the carrying amount of the assets to their fair value in accordance with the SFAS No. 121 requirements for recognizing and measuring impairment of assets held for use. Due to start-up, integration and commissioning problems, unexpected costs and delays were incurred in bringing all the new machinery on-line and ready for use. As a result, the old equipment was not fully retired until December 31, 1998. Such delays did not materially impact the Company's original estimate of the impairment loss.

     Operating Profit. Operating profit decreased by $45.3 million from $60.9 million in fiscal year 1996 to $15.6 million in fiscal year 1997. The decrease was primarily due to the restructuring and other charges discussed above and, to a lesser extent, the negative effect of competition in the Australia/New Zealand Fiber Cement segment. In addition, increased losses in the windows business, excluding the goodwill write-off, of $7.8 million in fiscal year 1997 compared to $2.9 million in fiscal year 1996, which was due to the costs associated with restructuring and modernizing the business, contributed to the decrease in operating profit. This was offset in part by growth in both the U.S. Fiber Cement and Gypsum operations. Excluding these non-recurring charges, the operating profit would have decreased by $6.5 million or 10.7% from $60.9 million in fiscal year 1996 to $54.4 million in fiscal year 1997.

     Equity Income -- RCI. Equity income from RCI Corporation increased from $7.9 million in fiscal year 1996 to $9.2 million in fiscal year 1997, reflecting the increased profitability of RCI Corporation due to a decrease in interest rates.

     Interest Expense and Interest Income. Net interest expense declined $9.1 million or 18.7% from $48.7 million in fiscal year 1996 to $39.6 million in fiscal year 1997 primarily due to a decline in average gross borrowings over the year as a result of the use of a portion of the proceeds from the divestiture program to reduce debt. The average interest rate on borrowings also declined slightly over the period, mainly due to declines in AUD and U.S. dollar short term borrowing rates. Interest income declined by $2.3 million or 6.9% from $33.1 million in fiscal year 1996 to $30.8 million in fiscal year 1997. The reduction in AUD deposit rates and, to a lesser extent, U.S. dollar deposit rates, contributed to the decline, despite the average level of deposits remaining fairly stable between fiscal years 1996 and 1997.

     Other Nonoperating Expenses, Net. Other non-operating expenses, net were $15.0 million in fiscal year 1996 and $14.6 million in fiscal year 1997. Losses incurred by JHIL related to the Firmandale transaction were $17.9 million in fiscal year 1996 and $14.7 million in fiscal year 1997. Any ongoing obligations associated with the Firmandale transaction remain with JHIL as part of the Retained Assets and Liabilities and were not transferred to or assumed by the Company as part of the Reorganization. See Note 12 to the Consolidated Financial Statements.

     Income Taxes. Income tax expense decreased from an expense of $2.8 million in fiscal year 1996 to a benefit of $3.0 million in fiscal year 1997. The Company's effective tax rate on income from continuing operations was 13.4% in fiscal year 1996 compared to 19.4% in fiscal year 1997. The increase in the effective tax rate was primarily due to a reduction in the research and development incentive in 1997. The 1996 effective tax rate was also adversely impacted by a tax rate change in 1996.

DISCONTINUED OPERATIONS AND EXTRAORDINARY ITEMS

     The Company did not have any net income from discontinued operations in Interim Period 1999. During fiscal year 1998, JHIL completed its divestment program with the disposition of its pipelines business. This disposition resulted in income from discontinued operations of $9.6 million in Interim Period 1998 and $10.2 million in fiscal year 1998.

     During fiscal year 1997, the Company completed a major part of the divestment program, with the sale of the irrigation, building services and bathroom products businesses. These dispositions resulted in a loss from discontinued operations of $5.8 million in fiscal year 1996 and income of $103.3 million in fiscal year 1997.

     The refinancing of the Company's debt as part of the Reorganization resulted in an extraordinary loss on extinguishment of debt of $8.3 million after tax in Interim Period 1999.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities, proceeds from the sale of property, plant and equipment and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the Company's short-term or long-term liquidity.

     The Company had cash and cash equivalents of $33.5 million as of December 31, 1998. As of such date, the Company also had credit facilities totaling $428.2 million of which $375.7 million was outstanding. Of the total credit facilities, $203.2 million was provided by banks and $225 million by purchasers of the Notes. Of the outstanding debt, $25 million is due and payable in fiscal year 1999 and $122.5 million of the term loan will be due and payable in fiscal year 2002. The revolving portion of the Bank Facility can be repaid and redrawn until maturity in 2001. The $225 million of the Notes are payable annually, in varying tranches, from 2004 through 2013. All of the Company's outstanding debt as of December 31, 1998 was unsecured.

     As part of the Reorganization, all cash and cash equivalent balances were retained by JHIL. JHIL established a new AUD 200 million debt facility secured by the cash and cash equivalent balances, which was drawn and, together with the debt facilities described above, used to retire all debt existing prior to the Reorganization. This AUD 200 million facility terminates at the time of the Offerings and is repayable by JHIL from the proceeds of the Offerings. In addition, JHIL arranged an AUD 75 million facility with a two-year maturity. This facility is secured by shares of the Common Stock indirectly owned by JHIL. At any further selldown by JHIL of shares of the Common Stock after the Offerings, this AUD 75 million facility will be proportionately reduced. In the event that JHIL's ownership of shares of the Common Stock falls below 50%, this facility will be terminated.

CASH FLOW

     Cash inflow from operating activities was $100.4 million in Interim Period 1998 compared to an outflow of $16.7 million in Interim Period 1999. This decrease of $117.1 million includes $57.3 million paid in settlement of the Firmandale litigation. The remaining decrease of $59.8 million is principally due to the inclusion within Interim Period 1998 of cash inflows on settlement of accounts receivable that were retained on disposition of the pipelines business in September 1997. Cash flow from operating activities was $109.1 million in fiscal year 1998 and was $82.8 million in fiscal year 1997. This increase of $26.3 million was primarily due to the increase in net income from continuing operations.

     Cash flow used in investing activities was $48.7 million in Interim Period 1998 compared to $117.8 million in Interim Period 1999. Capital expenditures were $129.8 million in Interim Period 1998 and $111.7 million in Interim Period 1999. In Interim Period 1999, a refund of $10.5 million due to the purchaser's overpayment at the closing of the sale of the Company's irrigation business was paid out following mutual agreement on the closing accounts used at settlement. Cash flow relating to investing activities used $46.7 million in fiscal year 1998 and provided $118.4 million in fiscal year 1997. Capital expenditures of $147.7 million in fiscal year 1998 were partially offset by cash generated in the amount of $61.4 million from the disposal of subsidiaries and businesses. Outlays of $94.7 million for the acquisition of the Nashville, Arkansas facility and $159.4 million on capital expenditures in fiscal year 1997 were offset by cash generated in the amount of $375.7 million from the disposal of subsidiaries, businesses and investments.

     Net cash used in financing activities was $67.6 million in Interim Period 1998 compared to $168.1 million in Interim Period 1999. This increase was primarily due to the repayment of borrowings as part of the Reorganization. Net cash flows from borrowing and related hedging activities amounted to a $47.3 million outflow in Interim Period 1998 and a $148.0 million outflow in Interim Period 1999. Dividend payments of $28.1 million were made in Interim Period 1998 compared to $18.7 million in Interim Period 1999. Net cash used for financing activities was $63.9 million in fiscal year 1998 as compared to $14.6 million of net cash provided in fiscal year 1997. Dividend payments of $28.1 million were made in fiscal year 1998 and $16.6 million in fiscal year 1997. Net cash flows from borrowing and related hedging activities amounted to a

$47.9 million outflow in fiscal year 1998 and a $93.7 million inflow in fiscal year 1997. In fiscal year 1997, a payment of $72.1 million was made to redeem shares held by a minority interest.

     While there can be no assurance, management believes that cash flow from operations and funds from the proposed new credit facilities will be adequate to meet the Company's cash flow requirements for the next eighteen months.

CAPITAL EXPENDITURES

     The Company's total capital expenditures for continuing operations for fiscal years 1997 and 1998 amounted to $172.1 million and $154.8 million, respectively, and for the nine months ended December 31, 1998 amounted to $87.4 million. The capital expenditures were primarily used to create additional low cost, high volume manufacturing capacity to meet increased demand for the Company's fiber cement and gypsum products and to increase the efficiencies of existing capacity.

     Significant capital expenditures in the nine months ended December 31, 1998 included continued construction of the Company's new fiber cement plants in Tacoma, Washington which was completed in June 1998 and in the Philippines which was completed in December 1998; the construction of facilities to produce fiber cement trim products in Cleburne, Texas; and the expansion of the Nashville, Arkansas gypsum facility.

     Significant capital expenditures in fiscal year 1998 included the construction of the Company's fourth U.S. fiber cement plant in Tacoma, Washington; the construction of the Company's Philippines fiber cement plant; the expansions of the Seattle and Las Vegas gypsum facilities; the major upgrade of the Company's Australian fiber cement manufacturing facilities, which has now been largely completed; and the expansion of the Company's rental fleet of modular buildings.

     During fiscal year 1997, the Company commissioned two new production lines at Plant City, Florida to bring its annual capacity to 300 mmsf, making it one of the largest fiber cement plants in the world; commissioned the first line at its new fiber cement plant in Cleburne, Texas; and commenced an expansion at the Seattle, Washington gypsum facility.


     The Company currently anticipates that its capital expenditures will be approximately $125 million in each of fiscal years 1999 and 2000, primarily relating to expansion and maintenance capital expenditures for the fiber cement business in the United States and the Philippines, the gypsum business and the Building Systems Sydney Olympic Games project. Management expects to complete the replacement of certain equipment in the Nashville, Arkansas plant in the first and second quarters of fiscal year 2000 which will result in $6.3 million of depreciation being recognized within cost of goods sold in the periods prior to replacement. Capital expenditures have historically been funded from operating activities and business divestitures.


INFLATION

     The Company does not believe that inflation has had a significant impact on the Company's results of operations for the periods presented.

SEASONALITY AND QUARTERLY VARIABILITY

     Earnings are seasonal and follow activity levels in the building and construction industry. In the United States, the quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia, the quarter ended March is usually affected by a slowdown due to summer vacations. In addition, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

YEAR 2000 PROBLEM

     The term "Year 2000 Problem" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computer systems and other machinery as the Year 2000 is approached and reached. These problems generally arise from the fact that most computer hardware and software have historically used only two digits to identify the year in a date, which frequently results in the failure to distinguish dates in the 2000s from dates in the 1900s. As with many other companies, the Year 2000 Problem creates risks of disrupting the Company's business.

  State of Readiness and Cost of the Year 2000 Problem

     To assess the Year 2000 Problem, the Company has established a Year 2000 Steering Group charged with implementing the Company's comprehensive Year 2000 compliance program (the "Program"). The Program includes the following phases:
(a) identification; (b) risk assessment; (c) remediation; (d) testing; (e) contingency planning; and (f) quality assurance. In addition, the Program includes a business partner compliance program whereby the Company will seek to determine whether its key suppliers, service providers and customers are addressing Year 2000 Problems that might disrupt the Company's operations. The total cost of the Program is estimated to be approximately $1.4 million (excluding internal staffing costs).

     Because the Company believes that its highest risk areas are its central business systems which support the Company's accounting, sales, inventory and manufacturing systems, implementation of the Program for these systems was scheduled to be completed first. With respect to such central business systems, the Company has either received vendor assurances that such systems are Year 2000 compliant or completed the identification, risk assessment and remediation phases of the Program. Management expects that testing of these systems will be completed by March 1999.

     The Company is currently in the process of implementing the Program with respect to its embedded hardware and factory equipment. With respect to such equipment, the Company has already completed the identification and risk assessment phases and is currently proceeding with its remediation phase. Management expects that remediation of its embedded equipment will be completed by June 1999. All of the Company's systems are expected to be Year 2000 compliant by December 1999.

     The Company is implementing a business partner program to assess the readiness of suppliers, customers and service providers. This program, which commenced in April 1998 and continues throughout 1999, identifies all critical partners and seeks responses in relation to their likely ability to maintain operations as the Year 2000 is approached and reached. Based on its assessment of the responses to date, management has no reason to believe that the Company's operations will be put at material risk as a result of a Year 2000 failure in any of its business partners' operations.

  Risks Presented by the Year 2000 Problem

     Based on the phases of the Program that have already been completed, management does not believe that there are any critical systems that present a material risk of not being Year 2000 compliant or for which a suitable alternative cannot be implemented. As the Program proceeds into subsequent phases, however, it is possible that the Company may identify systems that do present a material risk of a Year 2000-related disruption. It is possible that such a disruption could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, if a business partner which provides goods or services that are critical to any of the Company's businesses fails to appropriately address its Year 2000 Problem, the resulting disruption could have a material adverse effect on the Company's business, results of operations and financial condition.

  Contingency Plans

     The Program calls for the development of contingency plans for all systems which have been identified as having an extreme or high risk impact on a business function. The Company has identified certain systems for which Year 2000-specific contingency plans are required and intends to develop such contingency plans by mid-1999.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     See Note 2 to the Consolidated Financial Statements.

                                    BUSINESS

GENERAL

     The Company is the largest manufacturer of fiber cement products and systems for internal and external building construction applications in the United States, Australia and New Zealand. Fiber cement is one of the fastest growing segments of the U.S. building products industry. Total U.S. industry shipments of fiber cement were estimated by the Company to be approximately 500 mmsf during fiscal year 1998, up 35% from approximately 370 mmsf in fiscal year 1997. The Company markets its fiber cement products and systems under various "Hardi" brand names. The Company believes that, in certain applications, its fiber cement products and systems provide a combination of distinctive performance, design and cost advantages when compared to other fiber cement products and alternative products and systems using solid wood, engineered wood, vinyl, brick, stucco and gypsum wallboard. The Company estimates that fiber cement could grow from approximately 7% of the U.S. external siding market in 1998 to 16% by 2002.

     In addition, the Company is the fourth largest producer of gypsum wallboard in the United States. The sale of fiber cement products and gypsum wallboard accounted for 46.9% and 24.4%, respectively, of the Company's total net sales in fiscal year 1998 and 47.9% and 30.2%, respectively, of the Company's total net sales for the nine months ended December 31, 1998. In addition to its fiber cement and gypsum wallboard businesses, the Company, through its building systems division, is the Australian and New Zealand market leader in the manufacture and sale of modular relocatable buildings in the mining resources market and insulated panel products in the commercial market. The Company also manufactures windows and window systems for residential and commercial applications in Australia.

     The Company pioneered the successful development of cellulose reinforced fiber cement in the early 1980s with its proprietary product formulation and process technology. The Company has continued to develop and enhance its fiber cement technology, deriving significant cost and efficiency benefits and establishing itself as a leader in this product category. The Company's fiber cement products are utilized in various markets including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial applications. The Company manufactures numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications including external siding, roofing, internal linings, facades, fencing and floor and tile underlayments. In contrast to some other building materials, fiber cement provides durability attributes such as strong resistance to moisture, fire, impact and termites, requires relatively little maintenance and can be used as a substrate to create a wide variety of architectural effects with textured and colored finishes. During fiscal year 1998, management believes, based on its analysis of competitors' sales, that the Company sold approximately 83% of the fiber cement sold in the United States, 84% of the fiber cement sold in Australia and 93% of the fiber cement sold in New Zealand. Management estimates that the Company had approximately 7% of the U.S. external siding market in fiscal year 1998.

     In the United States, the Company is seeking to capitalize on its leadership position in fiber cement by building related businesses such as gypsum wallboard. The fiber cement and gypsum wallboard businesses have similar end users and together form a large part of the internal and external building envelope, particularly for residential construction. In the repair and remodel segment, the Company is able to utilize common distribution channels for its fiber cement and gypsum wallboard products. The Company has been able to apply many of the continuous production and plant operating methods from the mature and efficient gypsum wallboard industry to its fiber cement operations. This has assisted the Company in its efforts to rapidly improve the speed and efficiency of its fiber cement operations.

     During fiscal year 1998, the Company's U.S. Fiber Cement business accounted for $181.1 million of net sales, Gypsum accounted for $200.5 million of net sales, Australia/New Zealand Fiber Cement accounted for $211.6 million of net sales, Building Systems accounted for $147.9 million of net sales and Other products (which includes windows and fiber cement operations in the Philippines) accounted for $81.2 million of net sales. Operating profit from U.S. Operations (U.S. Fiber Cement and Gypsum) as a percentage of total operating profit before expenses in connection with the Sydney-based research and development center and certain general corporate costs, which benefit all segments, was 72.4% in fiscal year 1998 and 87.6% for the nine months ended December 31, 1998. See "Selected Financial and Operating Data."

COMPETITIVE STRENGTHS

     The Company believes the following competitive strengths provide a strong platform for growth:

  International Leadership Position in Fiber Cement


     The Company pioneered the successful development of cellulose reinforced fiber cement in the early 1980s with its proprietary product formulation and process technology. The Company's sales of fiber cement in the United States have grown from $34.3 million in fiscal year 1994 to $181.1 million in fiscal year 1998, displacing traditional building materials in the United States, principally wood-based products. The Company has demonstrated a leadership position in the fiber cement product category. Fiber cement competes in a range of markets, typically on the basis of its durability, easy workability, cost and aesthetic properties. In the United States, the Company estimates that it has grown its share of the external siding market from less than 1% in 1993 to approximately 7% in 1998. In Australia, during fiscal year 1998, the Company sold approximately 66% of all of the external soffits, 8% of all of the external cladding and 37% of all of the wet area internal linings used in residential construction. Substantial research and development effort has been focused on the introduction of new and improved fiber cement products and systems. For example, the Company launched a new generation of low density fiber cement trim products in October 1998. See "-- Technological Leader in Fiber Cement Products and Process Innovation." As a result, management believes that the Company has developed an international reputation for quality and innovation in fiber cement.


  Technological Leader in Fiber Cement Products and Process Innovation.

     The Company has capitalized on its strong market positions to maintain leadership in product research and development and process technology enhancements. In fiscal year 1998, the Company invested approximately 4.6% of fiber cement sales revenue ($18.0 million) in research and development. See
"-- Research and Development in Fiber Cement Technology." In previous years, the Company's fiber cement research and development focus was aimed primarily at enhancing process technology to improve operating efficiency while maintaining quality. Management believes that efficiencies in the Company's processing methods and proprietary formulations allow these products to be produced at a lower cost relative to many of its fiber cement competitors. More recently, the Company has focused its research efforts on developing new and differentiated products and systems designed to deliver superior value for the Company's customers. The Company believes that a focus on value creation for the customer ensures that the development of differentiated products and systems is a coordinated effort involving marketing, research and development and production personnel. The recent launch of a new generation of low density fiber cement trim products in the United States (Harditrim(TM)) is an example of the Company's ability to develop and commercialize new, differentiated fiber cement products. Harditrim(TM) utilizes proprietary technology developed by the Company to create a less dense fiber cement product. Harditrim(TM) is the first product to be commercialized that uses this "low density" technology and is a substitute for thick wood and engineered wood. The Company is the only fiber cement producer currently marketing this type of product. This low density technology is expected to form the basis for further new and differentiated products in the future.

  Low Cost Supplier of Fiber Cement

     The Company has built high volume, low cost fiber cement manufacturing plants in the United States based on its proprietary designs and specifications. These plants have incorporated the latest production and process knowledge gained from earlier plants and continued research and development efforts. Management believes that the location of the Company's plants in Texas, California, Florida and Washington positions the Company near high growth markets in the United States while minimizing transportation costs in connection with product distribution and raw material sourcing. Due to these cost efficiencies, combined with volume growth and production improvements, management believes the Company is one of the lowest cost suppliers of fiber cement in each of the markets it serves. Over the past four years, the Company has adopted an aggressive capital investment strategy aimed at expanding capacity to meet growing market demand. This has also enabled the Company to achieve increased economies of scale and improve operating efficiencies.

  Strong Competitive Niche Position in Gypsum Wallboard

     The Company has developed a strong, low cost niche position in the gypsum wallboard industry and is now the fourth largest producer in the United States with approximately a 7% share of industry capacity based on Company estimates. Management believes that the Company's manufacturing facilities in Arkansas (after the completion of the current expansion project), Nevada and Washington are among the lowest cost plants in their respective markets and service large regional areas which in the aggregate accounted for approximately two-thirds of total U.S. demand during the Company's fiscal year 1998. A $158 million expansion program over the past three years has expanded the Company's capacity by 368% and enhanced its competitive position, in large part, by reducing the cost structure. During the last fiscal year, the Company has more than doubled the capacity of its gypsum wallboard plant in Seattle and increased capacity at the Las Vegas gypsum wallboard plant by 30%.

     The Company serves as a low cost supplier in the Pacific Northwest through its strong position in Washington where it is the larger of two U.S. producers. United States Gypsum Company recently announced its intention to construct a new gypsum wallboard manufacturing facility in Rainier, Oregon which is scheduled to be operational in 2001. This market purchases about 75% of its gypsum wallboard needs from producers in the region. The Company's Las Vegas plant is located adjacent to one of the westernmost commercially viable natural gypsum rock sources to the major Southwest markets, enabling the Company to be a low cost supplier to these markets. The Nashville, Arkansas plant, which is currently being expanded, is located on one of the easternmost commercially viable natural gypsum rock sources in the Southeast region, enabling the Company to be a low cost supplier to its primary markets in this region. The Company believes that the combination of the location of its plants, low production costs and low overhead base provides a significant competitive advantage.

BUSINESS STRATEGY

     The Company's strategic objective is to increase shareholder value by expanding its leadership position in the manufacturing and marketing of fiber cement and capitalizing on this position to build related businesses in the building and construction industries worldwide. The Company seeks to maintain its competitive advantage in fiber cement through the continued development of differentiated products and improved process technology. In the Company's gypsum wallboard business, management believes that the Company's cost position will enable it to maintain high levels of capacity utilization through industry downturns. Combined, these global strategies are intended to mitigate the Company's susceptibility to construction cycles. The international nature of the Company's business also reduces exposure to regional construction cycles. More specifically, the Company's strategies include the following:

  Increase Demand for Fiber Cement Products

     The Company plans to increase demand for fiber cement products in the United States, Australia, New Zealand and selected Asian markets through the continued displacement of more traditional building materials. The Company is investing significant effort into educating builders, contractors and consumers with respect to the performance, design and cost advantages of new and existing fiber cement products over competing products. In the United States, management estimates that fiber cement comprised approximately 10% of the new residential construction segment of the external siding market in fiscal year 1998 and approximately 6% and 1%, respectively, of the manufactured housing and repair/remodel segments. Research commissioned by the Company indicates that its products are generally preferred by homeowners over alternative siding products, once they have been made aware of the features of the Company's products. As a result of this research, in 1998 the Company began a national and regional U.S. marketing campaign to raise awareness of the Company's siding products among consumers. In Australia, management estimates that approximately 80% of new residential construction utilized masonry as the external siding material in 1997.

The Company is marketing its products as a substitute for masonry and is highlighting the cost, architectural and aesthetic advantages over brick.

  Defend Current Position in Fiber Cement

     Competition in the fiber cement business continues to increase. Management believes that the Company has superior products, a broad product range, a leading position in fiber cement and low cost manufacturing facilities which leave it well positioned to defend against this increasing competition. To continue to protect its position, the Company intends to further expand its product line by launching new products and applications for fiber cement. Additionally, the Company seeks to maintain excess capacity in its fiber cement manufacturing facilities to allow it the flexibility to meet surges in customer demand and to minimize the business that may be lost through an inability to supply its fiber cement products. Consequently, its first manufacturing plant in California has been expanded twice and three new plants have been constructed in Florida, Texas and Washington, at an aggregate cost of approximately $200 million over four years. Concurrently with increasing capacity in the United States, the Company has been upgrading and consolidating its capacity in Australia and New Zealand. In Australia, a three year, AUD 40 million upgrade program has been implemented that management believes will result in reduced manufacturing costs primarily through increased automation. In New Zealand, upgrading of the factory and warehouse facilities has resulted in increased production capacity and lower costs. See "-- Manufacturing Facilities."

  Continue to Develop New and Differentiated Fiber Cement Products

     The Company intends to continue to focus on developing new and differentiated products specifically targeted for its primary geographic markets by capitalizing on its research and development facilities in the United States and Australia. In light of increasing competition, management believes product differentiation is key to maintaining and enhancing the Company's position and permitting value added pricing. The Company has various new products and systems in development and commercialization, such as a new generation of low density fiber cement products for external trim applications, launched in October 1998, that contain significant elements of proprietary technology which the Company believes will preclude easy duplication by competitors.

  Expand into New Geographic Markets for Fiber Cement Products

     The Company plans to continue to expand into new geographic markets for fiber cement products. Sales of fiber cement outside the United States, Australia and New Zealand accounted for approximately 5% of fiscal year 1998 fiber cement revenues and approximately 4% of fiber cement revenues for the nine months ended December 31, 1998. The Company began exporting fiber cement products into the Philippines in the early 1980s as a plywood replacement and commenced construction in 1997 of a manufacturing facility in Cabuyao (near Manila) to meet local demand for its products. This new facility was commissioned in December 1998. In addition, the Company has been exporting products to Taiwan, Thailand, Singapore, Japan, the Middle East, Korea and Indonesia and is exploring, over the long term, the possibility of constructing manufacturing facilities in some of these locations. The Company has also conducted detailed assessments of market opportunities in various other regions around the world. The continued geographic expansion of the Company into additional markets diversifies the Company's customer base and reduces its exposure to seasonality and the cyclicality of the construction industry in any one particular market.

  Maintain a Strong Niche Position in the U.S. Gypsum Wallboard Industry

     The Company plans to continue to maintain its strong niche position in the U.S. gypsum wallboard industry by offering a full line of products in the large regional markets in which it operates. The Company has low-cost facilities that currently operate at high levels of capacity utilization. The Company intends to maintain this focus while continuing to improve operating efficiencies. Following the expansion of its Seattle, Washington and Las Vegas, Nevada facilities, the Company has begun work on doubling the capacity of its gypsum wallboard plant in Nashville, Arkansas which is scheduled to be completed in the second half of calendar year 1999. The Nashville plant, when completed, will be one of the largest gypsum wallboard plants in the world with approximately 1.4 billion square feet of capacity per annum and will expand the Company's share of U.S. industry capacity in the gypsum wallboard market from approximately 7% to approximately 9% based on Company estimates. At that time, the Company's wallboard plants will on average have the capacity to produce 2.6 times more gypsum wallboard than the current industry average on a per plant basis. The Company believes that its competitive strengths leave it comparatively well positioned throughout market cycles. The Company also plans to continue to review opportunities to invest in strategically located assets which strengthen its niche position in the U.S. gypsum wallboard industry and which complement its international fiber cement business.

INDUSTRY OVERVIEW

  U.S. Housing Industry and Fiber Cement

     In the United States, fiber cement is principally used in the residential building industry which fluctuates based on the level of new home construction and the repair and remodeling of existing homes. The level of activity is generally a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for building products is also affected by residential housing starts and existing home sales, the age and size of the housing stock and overall home improvement expenditures. According to the U.S. Census Bureau, domestic housing starts increased from approximately 1.0 million in 1991 to approximately 1.5 million in 1994 and then remained relatively flat with little change through 1997. Also according to the U.S. Census Bureau, residential remodeling expenditures increased from approximately $97 billion in 1991 to $115 billion in 1994 and then remained relatively flat through 1997.

     Fiber cement is one of the fastest growing segments of the building products industry. Total industry shipments of fiber cement were estimated by the Company to be approximately 500 mmsf during fiscal year 1998, up 35% from approximately 370 mmsf in fiscal year 1997. The future growth of fiber cement products will not only depend on overall demand for building products but also the rate of penetration of fiber cement products against competing materials such as wood, engineered wood (hardboard and oriented strand board), vinyl and masonry. Fiber cement competition is expected to increase with three new fiber cement manufacturing facilities expected to be commissioned in the United States over the next 24 months by existing or new competitors.

     In the United States, the largest application for fiber cement products is in the external siding industry. Continued strength in residential construction combined with gains in the repair and remodel market have resulted in strong demand for external siding products. The Company estimates that the external siding market was 6,700 mmsf in fiscal year 1998. The Company estimates that fiber cement could grow from approximately 7% of the U.S. external siding market in 1998 to 16% by 2002. Siding is a component of every building and it usually occupies more square footage than other building components, such as windows and doors. Choice of siding material is based on installed cost, durability, aesthetic appeal, strength, weather resistance, maintenance requirements and cost, insulating properties and other features. Different regions of the United States show a decided preference among siding materials according to economic conditions, weather, materials availability and local taste. The principal siding materials are solid wood, engineered wood, fiber cement, vinyl, masonry and stucco. Vinyl has the largest share of the siding market and fiber cement has been gaining market share at the expense of wood and engineered wood products due to durability concerns and the consequent higher maintenance requirements.

  International Fiber Cement Industry


     In Australia and New Zealand, fiber cement building products are used in both the residential and commercial building industries with applications in external cladding, internal walls, ceilings, floors, soffits and fences. The residential building industry represents the principal market for fiber cement products, with the level of activity in this industry a function of interest rates, inflation, unemployment levels, demographic trends, gross domestic product growth and consumer confidence. Demand for fiber cement building products in Australia is also affected by the level of new housing starts and renovation activity. New housing starts in Australia grew strongly from approximately 124,000 in fiscal year 1991 to approximately 180,000 in fiscal year

1995 and thereafter declined to a low of approximately 125,000 in fiscal year 1997. In fiscal year 1998, housing starts increased to approximately 143,000. Renovation activity has increased steadily each year from fiscal year 1992 to fiscal year 1997 for a total increase (in local currency) over this period of approximately 31%.


     Fiber cement products have gained broader acceptance across a range of product applications in Australia and New Zealand than in the United States primarily due to their earlier introduction. Fiber cement was developed in Australia by the Company as a replacement for asbestos cement in the early 1980s. Competition has intensified over the past three years in the Australian market with two Australian competitors establishing manufacturing facilities and one import competitor entering the market. Import competition has also intensified in New Zealand resulting in price reductions. The Asian currency crisis has reinforced this trend. See "Risk Factors -- Recent Volatility in Asian Economies and Financial and Currency Markets."

     The recent economic downturn and currency devaluations in Asia have adversely impacted demand for building products in the sector and increased the cost of imported products relative to Asian-based manufacturers. Management believes, however, that fiber cement has strong growth potential in Asian markets in the long-term as the benefits of framed construction over traditional masonry construction are understood and accepted. In addition, the opportunity to replace wood-based products such as plywood with the more durable fiber cement is seen as attractive.

  U.S. Gypsum Industry

     In the United States, gypsum wallboard is principally used in the new residential construction and repair and remodeling industries and, to a lesser extent, in the non-residential construction industry. Historically, new housing starts, particularly single-family starts, was the leading factor in the consumption of gypsum wallboard. More recently, however, the repair and remodeling market has become an increasingly large consumer of gypsum wallboard. The Company believes that new residential construction and repair and remodeling constituted approximately 45% and 35% of the gypsum wallboard market, respectively, in 1997. The risks posed by the cyclical new residential construction industry are somewhat mitigated by the increasing demand from the less cyclical repair and remodeling market.

     United States industry shipments of gypsum wallboard are estimated to have increased from 20.6 billion square feet in 1987 to 27.0 billion square feet in 1998. In addition to the continued strength of the U.S. housing market, demand for gypsum wallboard has been favorably impacted by a trend towards the construction of larger single-family homes. According to the U.S. Census Bureau, the median size of single-family homes in the United States has grown steadily from approximately 1,755 square feet in 1987 to approximately 1,970 square feet in 1997, representing an increase of approximately 12%.

     Due to the commodity nature of the products, competition in the gypsum wallboard industry is based principally on price and, to a lesser extent, on product quality and customer service. Companies that manufacture locally can offer more competitive pricing, benefiting from lower transportation cost. All of the major gypsum wallboard producers, however, also sell to national retailers and suppliers. Historically, the wallboard industry has been able to sustain price increases when capacity utilization is above 90%. According to the Gypsum Association, an industry trade group, total shipments of gypsum wallboard in 1997 resulted in capacity utilization of over 95%, the fourth consecutive year that capacity utilization has been above 90% and the fifth consecutive year that wallboard prices have increased.

PRODUCTS

  Fiber Cement

     The Company offers the widest range of fiber cement products available in the United States, Australia and New Zealand. Sales of fiber cement products accounted for 46.9% and 47.9% of the Company's total net sales in fiscal year 1998 and for the nine months ended December 31, 1998, respectively. The Company's total product offering is aimed at building and construction markets, including new residential construction, manufactured housing, repair and remodeling and a variety of commercial and industrial building applications. In Australia, the Company's products were initially utilized for residential applications. Over time, however, fiber cement has increasingly been used in nonresidential construction. In fiscal year 1998, 12% of the Company's Australian fiber cement sales revenue was derived from nonresidential construction. In the United States, the Company to date has principally focused on the new residential construction market. As a result, management believes that additional expansion opportunities exist in the U.S. repair and remodel, manufactured housing and nonresidential construction segments.

     The Company offers a wide range of fiber cement products for both exterior and interior applications, some of which have not yet been introduced into the United States. In the United States and elsewhere, the Company's products are typically sold as planks or flat sheets with a variety of patterned profiles and finishes. Planks are used for external siding while flat sheets are used for internal and external wall linings and floor underlay. Outside the United States, the Company manufactures fiber cement products for use in these and other applications such as building facades, lattice, fencing, decorative columns and pipes.

     Management believes that the Company's products provide distinctive performance, design and cost advantages. The principal fiber cement attribute in exterior applications is durability, particularly when compared to competing wood and wood-based products, while offering comparable aesthetics. The Company's fiber cement products exhibit superior resistance to the damaging effects of moisture, fire, impact and termites. This has enabled the Company to capitalize on the performance problems associated with certain competing products. In particular, for external siding applications, wood and engineered wood can have inferior durability performance to fiber cement products. A number of engineered wood siding manufacturers have been subject to class action claims due to the failure of their products, such as warping and rotting, and the Company has enjoyed strong sales growth as a result of these competitive product failures. Increasingly, the Company's siding products are specified by brand by developers, architects and builders on new housing projects and are often specified by the repair segment as a replacement for engineered wood product siding. Vinyl siding products generally have better durability characteristics than wood-based products, but typically cannot duplicate the superior aesthetics of fiber cement and lack the characteristics necessary for effectively accepting paint applications.

     The Company's fiber cement products provide strength and the ability to imprint simulated patterns which closely resemble patterns and profiles of traditional materials such as wood and stucco. The surface properties provide a superior paint-holding finish to wood and engineered wood products such that the periods between necessary maintenance and repainting are longer. Compared to masonry construction, the product is lightweight, physically flexible and can be cut using readily available tools. This makes the product suitable for lightweight construction across a range of architectural styles. The product is especially well suited to timber or steel framed construction. The products have a Class 1 fire rating in the United States which means they resist burning and produce virtually no smoke when in contact with fire.

     In ceramic tile underlayment applications, the Company's products provide superior handling and installation characteristics compared to fiberglass mesh cement boards. Compared to wood and wood-based products, the Company's products provide the same advantages as apply to external applications. In addition, the Company's fiber cement products provide reduced movement in response to exposure to moisture than many alternative composition competing products, providing a more consistent and durable substrate on which to install tiles. In internal lining applications where exposure to moisture and impact damage are significant concerns, the Company's products provide superior moisture resistance and impact resistance to traditional gypsum wet area wallboard and other competing products.

     The Company emphasizes the performance attributes of its products and continues to develop new products which, due to the materials used and the process technology employed in their manufacture, may be difficult for competitors to emulate. The Company believes that the proprietary nature of these products, its ability to competitively source raw materials for these products and the economies of scale which are derived from their manufacture will reinforce the Company's leadership and low cost competitive position. See "-- Research and Development in Fiber Cement Technology."

     The Company expects to continue to expand and diversify its product range in all markets where it operates, both as a domestic manufacturer and as an exporter. As in the past, the Company believes this strategy will enable it to access new markets for its products and to modify existing product lines to meet changing customer needs. For example, the launch of a new tile backer board in fiscal year 1998 has enabled the Company to increase sales of products to home center retailers which access the building trade and home repair markets. Additionally, in the past year the Company launched new "beaded lap" and "shingle" style fiber cement siding products in the United States to capitalize on demand for these styles of siding among home builders and homeowners. In Australia and New Zealand, new products released over the past two years include a premium line of milled lap siding products called Primeline(TM) and an internal lining product with improved performance features called New Villaboard.(TM) The October 1998 U.S. launch of Harditrim,(TM) a new generation of low density fiber cement trim products for residential construction, further extends the Company's product range and enhances its reputation as the leader in fiber cement innovation. The addition of Harditrim(TM) enables the Company to offer a fiber cement system for residential construction which allows builders to completely replace wood and engineered wood products with fiber cement in most exterior applications. In Asia, a new system called Hardiwall(TM) has been introduced targeting masonry construction in commercial high rise internal wall applications. During fiscal year 2000, the Company plans to release a new range of facade systems in Australia and Asia aimed at the commercial market.

  Gypsum

     Sales of gypsum wallboard products accounted for 24.4% and 30.2% of the Company's total net sales in fiscal year 1998 and for the nine months ended December 31, 1998, respectively. The Company produces a wide range of gypsum wallboard products which are used as interior wall linings in residential, commercial and specialized (moisture and fire resistant) applications at competitive prices. These products provide aesthetic as well as sound and fire retardant features. The majority of these products are sold under the Hardirock,(TM) Hardikote(TM) and Hardiwall(TM) brand names. In addition, the Company makes a wide range of gypsum plaster products for construction and industrial applications together with specialty ground gypsum for agricultural markets.

  Building Systems


     Sales of building systems products, which include modular relocatable buildings and insulated panel products, accounted for 20.4% and 14.9% of the Company's total net sales in fiscal year 1998 and for the nine months ended December 31, 1998, respectively, (including sales of building systems products in New Zealand, which are included in the Australia/New Zealand Fiber Cement segment for accounting purposes). The Company is the Australian market leader in the manufacture, sale and lease of modular relocatable buildings. The Company manufactures buildings for sale as well as for its rental fleet which is the largest in Australia at more than 7,800 units. The Company's modular buildings are aimed at end users in the mining and resources, building and construction, commercial and industrial and institutional buildings markets. For example, modular buildings are used as remote mining camp accommodations, as extensions to public buildings, as portable offices on construction sites and as temporary classrooms. The Company has been selected to provide up to approximately 1,250 temporary buildings as accommodations for the athletes' village as well as up to 525 buildings for the media village at the Sydney Olympic Games in the year 2000. The Company is also the Australian market leader and only national manufacturer of insulated panel products. These products have enhanced thermal insulation properties and are typically used in commercial buildings as architectural features which aid in energy efficiency as well as in cool storage applications for industries requiring climate controlled facilities such as food processing and distribution.


  Windows

     Sales of window products accounted for 8.3% and 7.0% of the Company's total net sales in fiscal 1998 and for the nine months ended December 31, 1998, respectively. The Company manufactures wooden, aluminum and louvre windows as well as conservatory style window systems for residential and commercial applications in Australia where the Company believes it is the second largest producer of windows. The Company is currently developing new wooden and aluminum windows with the aim of increasing its market share of the low volume, higher price segments of this highly fragmented industry. A new aluminum window is currently undergoing test marketing in Canberra, Australia. If successful, a staged national launch will follow in 1999. Market research and early test market indicators have been very positive. The Company also aims to increase margins on the higher volume commodity segment by decreasing costs through increased automation. The Company is currently installing automated component manufacturing equipment at its Sydney facility to reduce costs.

MANUFACTURING FACILITIES

  Fiber Cement

     United States. Over the past four years, the Company has adopted an aggressive facility investment strategy in order to build excess production capacity in an effort to ensure that it will be able to meet any increased demand for its products and to improve operating efficiencies. Consequently, its first manufacturing plant in California has been expanded twice and new plants have been constructed in each of Florida, Texas and Washington, at an aggregate total cost of approximately $200 million over four years. Management estimates that the Company now has four of the largest and lowest cost fiber cement manufacturing plants in the United States, which collectively accounted for approximately 81% of the total U.S. fiber cement manufacturing capacity as of December 1998. Management also estimates, however, that upon completion of construction of competitors' plants, the Company's current fiber cement manufacturing capacity could be reduced to approximately 69% of the total U.S. fiber cement capacity. The Company is currently the only fiber cement manufacturer in the United States with multiple manufacturing plants and management believes its plants have significantly larger average capacity (approximately 2.6 times more) than those of its competitors. Management also believes that the location of the Company's plants in California, Texas, Florida and Washington positions the Company near high growth markets in the United States while minimizing transportation costs in connection with product distribution and raw material sourcing.

     Australia and New Zealand. In Australia, three of the Company's four manufacturing plants have been upgraded and modernized in the past year as part of an AUD 40 million capital improvement program. This program, which includes the automation of product finishing processes at all three upgraded plants, is aimed at reducing direct costs, increasing production yields and improving product quality. In New Zealand, the Company's fiber cement production line has been upgraded at a cost of NZD 4 million in the past two years to increase output and to enable the closure of a second smaller and less efficient line.

     Plants and Process. The Company manufactures fiber cement in the United States, Australia, New Zealand and the Philippines. The location of each of the Company's fiber cement plants and the annual production capacity for such plants are set forth below:


                      LOCATION                        ANNUAL PRODUCTION CAPACITY(1)
                      --------                        -----------------------------
UNITED STATES
  Fontana, California...............................  180 million square feet
  Plant City, Florida...............................  300 million square feet
  Cleburne, Texas...................................  290 million square feet
  Tacoma, Washington................................  150 million square feet
AUSTRALIA
  Sydney, New South Wales(2)........................  190 million square feet
  Brisbane, Queensland (Carole Park)(2)(3)..........  180 million square feet
  Brisbane, Queensland (Meeandah)(2)(3).............  38.5 thousand tons(4)
  Perth, Western Australia(2).......................  140 million square feet
NEW ZEALAND
  Auckland(2).......................................  90 million square feet
THE PHILIPPINES
  Cabuyao...........................................  120 million square feet


---------------
(1) Annual production capacity is based on management's historical experience with the Company's production process and is calculated assuming a 24 hour day continuous operation producing 5/16" thickness siding at a target operating speed. Plants outside the United States produce a range of thinner products which negatively affect their outputs. Actual production is affected by factors such as product mix, plant availability and production speeds and is usually less than annual production capacity.

(2) The land on which each of these facilities are located is leased on a long-term basis from JHIL. See "Certain Relationships and Related Transactions."

(3) There are two manufacturing plants in Brisbane. Carole Park produces only flat sheets and Meeandah produces only pipes and columns.

(4) Pipe and column capacity is measured in tons rather than square feet.

     While the same basic process is used to manufacture fiber cement at each facility, plants are designed to produce the appropriate mix of products to meet each market's specific needs.

     All of the Company's manufacturing facilities, except for the Brisbane pipe and column plant, have been either newly constructed or substantially modernized and upgraded in the past four years. The facilities were constructed so that they can be efficiently expanded in response to consumer demand by either increasing production capacity utilization and enhancing the economies of scale or by adding additional lines to existing facilities. For the quarter ended December 31, 1998, capacity utilization for the Company's fiber cement plants by country was approximately as follows:

                    COUNTRY                       UTILIZATION OF CAPACITY(1)
                    -------                       --------------------------
United States...................................             74%
Australia.......................................             72%
New Zealand.....................................             49%

---------------

(1) Capacity utilization is based on management estimates as no industry standard exists for the calculation of fiber cement manufacturing facility capacities. The capacity utilization of the Company's fiber cement plant in the Philippines is not shown because that plant was only recently commissioned in December 1998.

     The capital cost per unit of production for new plants has significantly declined since the Company opened its first U.S. plant in Fontana, California in 1989. This improvement is largely attributable to its utilization of proprietary technology. Management believes that this capital cost per unit of capacity is substantially lower than that of many competitive plants and is one factor in improving the Company's cost position. In addition, the Company can now build and commission new manufacturing plants significantly faster than when it built its first production line in the United States. Management believes that the speed and cost at which the Company can erect new plants relative to its competitors enable the Company to respond rapidly to emerging regional demand for fiber cement and to gain the advantage accorded to the first local producer in a market.

  Gypsum

     The Company has three gypsum wallboard manufacturing facilities in the United States. The location of each of these facilities and their annual production capacity is set forth below:

                  LOCATION                    ANNUAL PRODUCTION CAPACITY(1)
                  --------                    -----------------------------
Seattle, Washington.........................     620 million square feet
Las Vegas, Nevada...........................     650 million square feet
Nashville, Arkansas.........................     710 million square feet

---------------
(1) Annual production capacity is calculated assuming the manufacture of 1/2" wallboard and Gypsum Association methodologies.

     For the quarter ended December 31, 1998, the average capacity utilization for the Company's gypsum wallboard manufacturing facilities was approximately 95%. Capacity at the Seattle plant was increased 125% in fiscal year 1998 at a cost of $28.4 million. This project involved the construction of a second production line and an upgrade and modernization of the first line. In addition, the Company recently announced a $3 million upgrade project at the Seattle plant intended to increase total plant capacity to approximately 700 million square feet. This upgrade is scheduled to be completed in the Spring of 1999. At its Las Vegas plant, the Company recently expanded capacity by approximately 30% at a cost of $8 million. The Nashville plant, which was acquired in January 1997, is currently undergoing a major refurbishment and upgrade at a cost of

$58 million. This project, which is targeted for completion in the second half of calendar year 1999, will almost double the annual production capacity of the plant to approximately 1.4 billion square feet making it one of the largest gypsum wallboard plants in the world and expanding the Company's share of current U.S. industry capacity to approximately 9% based on Company estimates. At that time, the Company expects that each of its wallboard plants will have on average 2.6 times more production capacity than the current industry average.

     Each of the Company's gypsum manufacturing facilities has favorable characteristics related to its location that confer significant competitive advantages as described below:

     Seattle. The Company has a strong position in the Pacific Northwest where it is currently the larger of only two U.S. producers in the region. Producers within the region currently meet about 75% of the region's demand for gypsum wallboard. The balance of the demand is satisfied by shipments into the region from competing plants located near natural gypsum rock sources significant distances from the Pacific Northwest and from Canada. The Company believes that the combination of its location, low production costs and low overhead costs provides an important competitive advantage. United States Gypsum Company recently announced its intention to construct a new gypsum wallboard manufacturing facility in Rainier, Oregon which it anticipates will produce 700 mmsf of wallboard per annum. United States Gypsum Company announced that the plant will be operational in 2001 and will cost approximately $120 million to build. Management believes that this high cost of construction is due in large part to the need to build a plant with deep water access. There is no local source of natural gypsum rock and raw materials are generally imported from Baja, Mexico. Once the United States Gypsum Company plant is commissioned, local production capacity will exceed demand. This would likely lead to some market disruptions as product currently shipped into the region from competing plants located near natural gypsum is displaced, and some local production is offered for sale outside the region.

     Las Vegas. The Company's Las Vegas plant is located adjacent to one of the westernmost commercially viable natural gypsum rock sources in the United States and supplies the major Southwest markets such as the Los Angeles basin, Phoenix and San Diego in addition to Las Vegas itself. The combination of low cost gypsum rock, proximity to large markets and a modern high speed plant enables the Las Vegas facility to be a high quality and low cost supplier into its primary markets.

     Nashville. The Nashville, Arkansas plant is located on one of the easternmost commercially viable natural gypsum rock sources in the United States and supplies the Southeast region. The plant is also located on an efficient rail system that enables low cost distribution into its primary markets. The facility is expected to reduce its per unit cost significantly once the current expansion project is completed in 1999, enabling it to be one of the lowest cost suppliers into its primary markets.

  Building Systems

     The Company manufactures modular buildings at five facilities in Australia located in the cities of Townsville, Brisbane, Melbourne, Adelaide and Perth and at one facility in New Zealand. Insulated panel products are manufactured at six facilities in Australia located in the cities of Brisbane, Sydney, Melbourne, Launceston, Adelaide and Perth and at two facilities in New Zealand.

  Windows

     The Company manufactures windows at eight facilities in Australia. Manufacturing is labor intensive and manufacturing practices have changed little in the past 20 years. The Company's strategy is to automate certain processes and consolidate manufacturing at fewer sites, thereby reducing manufacturing costs and overhead. The Company is installing automated component manufacturing equipment at its Sydney facility. The Company is also seeking to develop new products targeted to the lower volume, higher value segments of the industry. The Company leases four of its facilities and owns the remaining four facilities.

SALES, MARKETING AND DISTRIBUTION

  Fiber Cement

     The Company's principal markets for its fiber cement products are the United States, Australia and New Zealand. In addition, the Company sells fiber cement products in the Philippines, Taiwan, Thailand, Singapore, Japan, the Middle East, Korea and Indonesia. The Company's "Hardi" brand name, customer education in comparative product advantages, differentiated product range and customer service, including technical advice and assistance, provide the basis for the Company's marketing strategy. The Company offers its customers support through a large specialized fiber cement sales force and customer service infrastructure in the United States, Australia, New Zealand and the Philippines. The customer service infrastructure includes inbound customer service support coordinated nationally in each country, and is complemented by outbound telemarketing capability. Within each regional market, the Company provides sales and marketing support to building products dealers and lumber yards and also provides support directly to the customers of these distribution channels, principally home builders and building contractors.

     In the U.S. new construction segment, there is a two-step distribution process: the products are sold first to distributors, then to lumber yards. This restricts the number of direct customers significantly such that, in fiscal 1998, the Company's two and ten largest U.S. customers accounted for 57% and 87% of its U.S. fiber cement sales, respectively. The Company believes that its leadership position has enabled it to establish distribution arrangements with a superior selection of two-step distributors. Repair and remodel sales are typically sold through the large home center retailers. In Australia and New Zealand, products are generally sold directly to hardware stores and lumber yards rather than through the two-step distribution process used in the United States. In the Philippines, a network of thousands of small to medium size dealers sell to consumers and builders while the Company sells product directly to real estate developers. Physical distribution is primarily road transport in each country with significant use of rail only in the United States.

     The Company maintains dedicated regional sales management teams in the major sales territories. The sales teams (including telemarketing staff) consist of approximately 82 people in the United States, 127 people in Australia, 45 people in New Zealand and 54 people in the Philippines. Relationships with national and other major accounts are maintained by national sales and national account managers together with the regional sales managers and sales representatives. The Company's sales force includes skilled tradespeople who provide on-site technical advice and assistance. In certain cases, sales forces manage specific product categories. For example, in the United States there are separate sales forces for siding products, interior products and roofing products. The interior products sales force provides in-store merchandising support for home center retailers.

     The Company also utilizes trade and consumer advertising and public relations campaigns to generate demand for its products. These campaigns usually explain the differentiating attributes of the Company's fiber cement products and the suitability of its fiber cement products and systems for specific applications. For example, a recent campaign in Australia highlighted the cost, aesthetic and durability advantages of fiber cement as cladding for second story house additions. In the United States, a consumer marketing campaign was launched in 1998 which emphasizes the durability attributes of the Company's products in climatic regions where competing products have suffered durability problems and high failure rates.

     Despite the fact that distributors are the direct customers of the Company, the Company also aims to increase primary demand for its products by marketing its products directly to homeowners, architects and builders. This "pull through" strategy, in turn, assists the Company in expanding sales for its distribution network as distributors benefit from the increasing demand for the Company's products. The Company also encourages architects and builders to specify and install the Company's products based on the quality and craftsmanship of its products.

     Geographic expansion of the Company's fiber cement business has occurred in markets where framed construction is prevalent for residential applications or where there are opportunities to change building practices from masonry to framed construction as in parts of Asia. Expansion is also possible where there are direct substitution opportunities irrespective of the methods of construction. The Company's recent entry into the Philippines is an example of the ability to substitute fiber cement for an alternative product (in this case plywood). With the exception of the Company's current major markets, Japan and certain rural areas in Asia and Eastern Europe, most markets in the world principally utilize masonry construction for external walls in residential construction. Accordingly, further geographic expansion depends on the ability of the Company to provide alternative solutions. The Company has launched a "framed masonry" concept, using fiber cement as facing on either side of a steel or timber frame, in an effort to penetrate new markets currently dominated by masonry. Despite the economic volatility in Asia, management believes that this region remains an important long-term growth market outside the United States.

     The launch of products in the Philippines has been accompanied by strategies to address the particular needs of local customers and the building trade as fiber cement products are relatively new to this market and until recently were not widely used. For example, the Company has established a carpenter training and accreditation program whereby Filipino carpenters unfamiliar with the Company's products are taught installation techniques. To date, approximately 16,000 carpenters have attended training nights and approximately 6,000 of them have been accredited under this program. Additionally, the Company has a team of "Hardie Buddies" who work as in-store merchandisers to help establish the products in retail outlets and explain their attributes to customers, and "Hardie On-Site-Trainers" who visit building sites to provide advice and technical assistance to building site workers.

     Products manufactured in Australia and New Zealand are exported to a number of markets in Asia and the Middle East by ship. A regional sales management team based in Sydney is responsible for coordinating export sales into Asia and the Middle East. This team is supported by sales offices and sales agents in seven countries.

  Gypsum

     Management believes the Company's manufacturing facilities are located such that they can cost effectively access approximately two-thirds of the current U.S. market for gypsum wallboard. Physical distribution is by rail and road transport. Direct customers are principally wallboard distributors. These distributors focus on supplying all the products and accessories required by wallboard contractors primarily in higher volume work such as new residential and commercial construction. For the repair and remodel segment, the Company also supplies home center retailers. The Company has its own gypsum field sales force of approximately 20 people that operates on a regional basis, supporting the needs of customers surrounding the plants. Sales regions (Pacific Northwest, Southwest and Southeast) each have a regional sales team led by a regional sales manager located in the territory. The three plants provide product into the same distinct territories as are serviced by the regional sales teams.

  Building Systems

     The Company's Building Systems division has a designated sales force of approximately 120 people and utilizes its own distribution and selling network to bring its modular relocatable buildings to market. It sells and leases these products directly to end users such as mining companies and construction contractors. Buildings are transported by road. The division's insulated panels and systems are sold to industrial and commercial customers by its own direct sales force. Architectural systems, including Hardipanel
Compressed(TM) fiber cement, are marketed to architects and specifiers. Physical distribution of fiber cement panel products is carried out by the fiber cement business.

  Windows

     Sales of the Company's window products are managed through a regional sales management structure with sales staff seeking specification from builders and then quoting on specific projects. This dedicated sales staff currently consists of 129 people. The Company is in the process of training sales staff to sell higher value windows and is using targeted brochure and magazine advertising directed at consumers to promote the sale of higher value windows. This is a directed strategy for the Australian industry where the quality of windows have been a low priority with consumers and the average value of windows per home is low compared to the United

States and Europe. The Australian residential building industry does not incorporate on a significant basis standardized sizing for windows and therefore essentially all manufacturing is done for specific orders. Windows are transported by road direct to building sites.

RESEARCH AND DEVELOPMENT IN FIBER CEMENT TECHNOLOGY

     The Company pioneered the successful development of cellulose reinforced fiber cement and during the 1980s progressively introduced its proprietary product formulation and process technology. The Company has capitalized on its strong market positions to maintain leadership in product research and development and process technology enhancements. The Company's product differentiation strategy, and its quest to maintain its position as one of the low cost manufacturers of fiber cement, are supported by a significant investment in research and development. In fiscal year 1998, the Company invested $18.0 million or approximately 4.6% of fiber cement sales revenue (approximately 2.2% of total net sales) in research and development. For fiscal years 1997 and 1996, the Company invested $15.0 million and $12.1 million, respectively, in research and development, representing 2.1% and 1.9% of total net sales. Over the past five years, expenditure on research and development has increased from $7.9 million to $18.0 million. Management believes that the Company now has one of the largest and most advanced fiber cement research and development capabilities in the world. In previous years, the Company's fiber cement research and development focus was aimed primarily at enhancing the process technology to improve operating efficiency while maintaining quality. More recently, the Company has focused its research efforts on developing new and differentiated products for the Company's key markets.

     The Company's research and development activities are coordinated from a Research and Development Unit in Sydney, Australia which employs approximately 107 full-time personnel. The specific objectives of this research and development team are to develop (1) new and enhanced products with differentiated attributes; (2) process technology improvements leading to increased operational efficiency; (3) improved capital efficiency and speed of plant construction; and (4) improved raw material cost savings. A new product testing facility was built in Sydney in 1997 at a cost of $3 million. The Company also opened a new research and development center in Fontana, California in 1997 which was built at a cost of $2 million. This facility employs approximately 25 people who work with the Sydney-based research and development team to develop new products for the U.S. market.

COMPETITION

  Fiber Cement

     The fiber cement business is highly competitive. In the United States there are currently two other manufacturers, F.C.P., Inc. in Pennsylvania, and ABT Building Products Corporation in North Carolina, which principally supply markets in the Eastern, Southeastern and South Central regions. ABT Building Products Corporation has announced that it has sold its North Carolina facility to CertainTeed Corporation, a member of the Saint-Gobain Group. Mexalit, S.A., a member of the Saint-Gobain Group, exports some fiber cement into the United States from a plant in Mexico. In addition, three competitors have announced intentions to build manufacturing facilities in the United States. Re-Con Building Products Inc. and Temple-Inland Forest Products Corporation have formed a joint venture to build a facility in Texas and have announced that the joint venture has commenced commercial production. CertainTeed Corporation has announced plans to build a facility in Oregon and F.C.P., Inc. has announced its intention to build a second manufacturing facility in South Carolina.

     Some U.S. competitors have lowered prices of their fiber cement siding products in order to compete for market share. See "Risk Factors -- Competition and Pricing." The Company has responded by reducing its prices but has sustained a premium between its selling prices and those of its competitors. To date, these price reductions have been offset by cost savings arising from continuing improvements in operating efficiencies and lower raw material costs. Distribution costs have also continued to decline as the Company's network of four plants has been completed.

     In Australia, there are currently two other manufacturers of fiber cement. CSR Limited, with a single manufacturing plant in Sydney, principally services the eastern states markets of Queensland, New South Wales and Victoria. A smaller competitor, BGC (Australia) Pty Ltd. in Western Australia, ships product Australia-wide and also into New Zealand. In addition, Hume Cemboard Berhad, based in Malaysia, ships product into Australia. The Company faces increasing price pressure in Australia because of competition. In New Zealand, the Company is currently the only domestic manufacturer. Competition is provided principally by product imported from Eternit in China, CSR and BGC in Australia, and also from Hume Cemboard Berhad in Malaysia. All importers are supplying directly to builders rather than using the conventional merchant channel. There are currently no competitive manufacturing facilities in the Philippines, although an asbestos cement producer is competing for the plywood replacement market.

     The Company also competes against manufacturers of exterior products such as natural and engineered wood, vinyl, brick, stucco and masonry and interior products based on cement, gypsum and fiberglass. These competitors include ABT Building Products Corporation, CertainTeed Corporation, Georgia-Pacific Corporation, Jannock Limited, Louisiana-Pacific Corporation, Masonite Building System, Owens Corning, Temple-Inland Forest Products Corporation and United States Gypsum Company in the United States. Boral Limited, CSR Limited and Pioneer International Limited compete in brick and gypsum wallboard in Australia. In New Zealand, Carter Holt Harvey Limited and Fletcher Challenge Building Products produce competing products.

  Gypsum

     The U.S. gypsum wallboard industry is highly competitive and concentrated with the three largest producers accounting for approximately 75% of industry sales. Gypsum wallboard is a commodity product for which sales closely track building and construction activity and the level of gross domestic product. Competition is based principally on price. Prices, in turn, are affected by transportation costs. As a result, profitability is principally determined by operational efficiency and the strategic location of plants.

     The Company is currently the fourth largest producer in the United States with approximately a 7% share of industry capacity based on Company estimates. The Company's major competitors are United States Gypsum Company, National Gypsum Company and Georgia-Pacific Corporation and several smaller, regional competitors. Upon completion of the expansion of the Nashville, Arkansas plant, management estimates the Company will have approximately 9% of total U.S. current industry capacity.

     The Company believes it has a differentiated position from its competitors in the gypsum industry. Management believes that the Company's manufacturing facilities in Las Vegas, Nevada and Seattle, Washington are, and Nashville, Arkansas will be, among the lowest cost plants in their respective markets and such plants service large regional areas which accounted for approximately two-thirds of total U.S. demand in 1998. At the same time, the Company's low cost and relatively small market share enable it to run its plants at high levels of utilization on a regular basis.

  Building Systems

     Modular Relocatable Buildings. The Company services two principal markets in Australia: the mining and resources market and the nonresidential market. The competition in the mining and resources market sector is regional with Western Portables Pty Limited being the major competitor in Western Australia and ATCO Structures Pty Ltd. being the major competitor in Queensland. The nonresidential sector has two types of competitors: companies that lease buildings and companies that manufacture buildings. There are two other national participants in Australia in this segment, Wreckair (a division of Brambles Industries Ltd.) and Coates Hire Operations Pty. Limited. There are also a number of smaller regional competitors which operate in this sector.

     Insulated Panels. The Company established this industry in Australia and is the only national manufacturer. With the exception of the Company, the supply of insulated panels in Australia and New Zealand is highly fragmented. Management believes that the Company maintains a competitive advantage through the introduction of new differentiated products and the maintenance of a national distribution and manufacturing capability in Australia. In addition, the Company has successfully developed a number of architectural products which are used in facade and roofing applications for which no comparable competitive product currently exists.

  Windows

     The Australian residential window and door industry is highly fragmented with more than 1,500 manufacturers. The three major manufacturers (Boral Limited, Stegbar and the Company) have a combined market share of approximately 45%. The Company has a market share of approximately 12% of the windows sector.

RAW MATERIALS

  Fiber Cement

     The principal raw materials used in the manufacture of fiber cement are cellulose fiber (wood-based pulp), silica (sand), portland cement and water.

     Cellulose Fiber. Reliable access to specialized, consistent quality, low cost pulp is critical to the production of fiber cement building materials. Cellulose fiber is sourced from New Zealand and the United States and is processed to the Company's specifications. It is subsequently further processed using the Company's proprietary technology to provide the reinforcing material in the cement matrix of fiber cement. The Company has developed a high level of internal expertise in the production and use of wood-based pulps. This expertise is shared with pulp producers, which have access to appropriate raw wood stocks, in order to design superior reinforcing pulps. The resulting pulp designs are typically proprietary and are the subject of confidentiality agreements between the pulp producers and the Company. During fiscal year 1998, the Company developed pulp supply alternatives in the United States which reduced the cost of fiber cement production.

     Silica. High purity silica is sourced locally by the various production plants. In the majority of locations, the Company uses silica sand as its silica source. In certain other locations, however, the Company processes quartz rock and beneficates silica sand to ensure the quality and consistency of this key raw material. In its Fontana, California and Tacoma, Washington plants, the Company operates quartz mines as cost effective sources of sand are not available.

     Cement. Cement is acquired in bulk from local suppliers and is supplied on a just in time basis to the Company's manufacturing facilities.

     Water. The Company uses local water supplies and processes any waste water to comply with environmental requirements.

  Gypsum

     The principal raw materials used in the production of gypsum wallboard are gypsum rock and gypsum paperboard. The Nashville, Arkansas and Las Vegas, Nevada facilities have access to Company owned and leased, long-term reserves of gypsum rock which is mined at or adjacent to the plants. Based on current estimates, the Nashville and Las Vegas mines have approximately 30 and 20 years of reserves remaining, respectively. Gypsum rock for the Seattle plant is sourced from the Caopas mine in Mexico and is shipped directly to the plant which has a deep water unloading facility. See "Risk Factors -- Supply and Cost of Raw
Materials -- Gypsum." Based on current estimates, the Caopas mine has over 30 years of reserves remaining. The supply contract with Oxbow Carbon & Minerals, Inc., the distributor for the Caopas mine, will expire on December 31, 2006. The contract provides that the parties may mutually agree to extend the term for another 10 years beyond 2006.

     The other principal raw material requirement for gypsum wallboard is gypsum paperboard. The Company currently has supply arrangements for paperboard with three U.S.-based suppliers and one Canadian-based supplier. The Company signed a 10-year agreement with Republic to supply the majority of its paper needs from a new gypsum paperboard mill that Republic is building in Oklahoma. The mill is due to be completed in the second half of calendar year 1999 and is expected to begin supplying the Company in 2000. Under the terms of the agreement with Republic, the Company's gypsum paperboard costs will decline substantially from current levels.

  Building Systems

     The principal materials used in the manufacture of modular relocatable buildings and insulated panel products are fiber cement, steel coil, polystyrene, timber and plywood. Other inputs for the modular relocatable buildings are finished products such as windows, plumbing and electrical fittings. Fiber cement and windows are provided by the Company, and polystyrene block is manufactured by the building systems division (in New Zealand) or sourced externally in Australia. Other raw materials are readily available from a number of competing suppliers.

  Windows

     The principal raw materials used in the manufacture of windows are wood (cedar, meranti and pine), glass and aluminum. Cedar is sourced from Canada with the price of this material determined by world supply and demand for cedar. Meranti is sourced from Asia and pine is sourced from Australia. Glass is sourced from Australia but competitive imports are available. Aluminum is sourced as extrusions from Australia and China with the price determined by world aluminum prices. Hardware, such as locks and hinges, is sourced from Australian and New Zealand suppliers.

BACKLOG

     In general, the Company does not produce against a backlog of firm orders. Production is geared primarily to the level of incoming orders and to projections of future demand. Inventories are maintained primarily to meet delivery requirements of customers. The exceptions to this are modular relocatable buildings, where the Company enters into contracts which require stock to be built up and delivered according to a prearranged schedule, and windows, which are produced against firm orders. At December 31, 1998 the backlog for modular relocatable buildings was $16.6 million and amounted to $10.6 million, $28.2 million and $15.6 million at March 31, 1996, 1997 and 1998, respectively.

EMPLOYEES

     As of December 31, 1998, the Company had approximately 4,597 full time employees worldwide of whom 1,414 were employed in North America, 2,706 in Australia, 288 in New Zealand and 186 in Asia. Of the total number of employees, 480 are administrative employees, 586 are in sales, 3,283 are in manufacturing, 74 are in marketing and 174 are in research and development. Approximately half of the Company's employees are covered by labor agreements. The Company has two collective bargaining agreements covering employees in the United States, one of which expires in April 1999 and the other of which expires in September 2000. All of the non-management workforce in Australia is unionized and is represented by a large number of different unions. The Company has established processes in place for improving productivity, negotiating wage and benefit reviews and handling employee grievances. The Company has not experienced any strikes or work interruptions in the United States during the last three years. The Company has, however, experienced nine strikes over the past three years affecting the Company's Australian operations, lasting from one to six days. The Company believes that it maintains generally favorable relations with its employees.

ENVIRONMENTAL REGULATION

     The Company's operations and properties are subject to extensive U.S. federal, state and local and foreign environmental protection and health and safety laws, regulations and ordinances which, among other matters, govern activities and operations that may have adverse environmental effects, such as discharges to air, soil and water, and establish standards for the handling of hazardous and toxic substances and the handling and disposal of solid and hazardous wastes ("Environmental Laws"). These Environmental Laws include, in the

United States, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Air Act and the Clean Air Amendments of 1990, the Occupational Safety and Health Act, the Emergency Planning and Community Right to Know Act, the Clean Water Act, the Surface Mining Control and Reclamation Act, the Toxic Substances Control Act and analogous state and foreign statutes. Pursuant to certain Environmental Laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of environmental contamination on, under or in such property. In addition, persons who arrange, or are deemed to have arranged, for the disposal or treatment of hazardous substances may also be liable for the costs of removal or remediation of environmental contamination at the disposal or treatment site, regardless of whether the affected site is owned or operated by such person. Environmental Laws often impose liability whether or not the owner, operator or arranger knew of, or was responsible for, the presence of such environmental contamination. Also, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances pursuant to Environmental Laws as well as common law tort theories, including strict liability. Environmental compliance costs in the future will depend on regulatory developments that cannot be predicted. The Company does not currently anticipate that any required expenditures or modifications will have a material adverse effect on its business, financial condition or results of operations.

     The Company's Seattle facility is listed on the Washington State Priority List because groundwater underlying the facility is impacted with metals emanating from an offsite source. The Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater. The Company believes that potential liability, if any, will not have a material adverse effect on the Company's business, results of operations or financial condition.

LEGAL PROCEEDINGS

     The Company is involved from time to time in various legal proceedings and administrative actions incident to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on its business, financial condition or results of operations. The Reorganization was structured so that no existing or potential liabilities in relation to the manufacture by JHIL and its non-transferring subsidiaries of products containing asbestos prior to 1987 were assumed by the Company and the Company is indemnified by JHIL with respect to any such liabilities. In connection with the Reorganization, JHIL and certain of its non-transferring subsidiaries indemnified the Company for all asbestos-related liabilities, including liabilities related to the manufacturing sites in Australia and New Zealand which were retained by JHIL and are being leased to the Company. While it is impossible to predict the incidence or outcome of future litigation, the Company believes that it is unlikely that significant personal injury suits for damages for asbestos exposure will be filed against the Company, or if filed, would have a material adverse effect on the Company's business, results of operations or financial condition. The Company's belief is based in part on the advice of its Australian legal advisers, Allen Allen & Hemsley, that there is no equivalent under Australian law of the U.S. legal doctrine of "successor liability." Under U.S. Law, this doctrine provides that an acquirer of the assets of a business carried on by a corporation (as distinct from the acquirer of shares in that corporation) can, in certain circumstances, be held responsible for liabilities arising from the conduct of that business prior to the acquisition, notwithstanding the absence of any contractual arrangement between the acquirer and the selling corporation pursuant to which the acquirer agreed to assume such liabilities. Allen Allen & Hemsley advised the Company that the general position under Australian law is that, in the absence of a contractual agreement to transfer specified liabilities of a business, such liabilities remain with the corporation which previously carried on the business and are not passed on to the acquirer of the assets. Specifically, in the case of the Company, based on the information provided to Allen Allen & Hemsley, the transfer to the Company from JHIL and certain non-transferring subsidiaries of business assets comprising plant and equipment and inventory pursuant to the Reorganization should not, in the opinion of Allen Allen & Hemsley, give rise to the assumption by the Company or its subsidiaries of any asbestos-related liabilities (tortious or otherwise) which may have been incurred during the period prior to the transfer of the assets when the business was being carried on by JHIL and its non-transferring subsidiaries.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Upon the consummation of the Offerings, the members of the Company's Board of Directors, Supervisory Board and Managing Board and its executive officers will be:

               NAME                 AGE                            POSITION
               ----                 ---                            --------
SUPERVISORY BOARD
  Alan McGregor...................  61    Member of the Board of Directors and Chairman of the
                                          Supervisory Board
  Peter Willcox...................  53    Member of the Board of Directors and the Supervisory Board
  Michael Gillfillan*.............  49    Member of the Board of Directors and the Supervisory Board
  Martin Koffel*..................  58    Member of the Board of Directors and the Supervisory Board
  Roger Siboni*...................  44    Member of the Board of Directors and the Supervisory Board
MANAGING BOARD
  Keith Barton....................  58    President, Chief Executive Officer and Chairman of the
                                          Board of Directors and the Managing Board
  Phillip Morley..................  51    Chief Financial Officer and Member of the Board of
                                          Directors and the Managing Board
  Donald Cameron..................  62    Treasurer and Member of the Managing Board
OTHER EXECUTIVE OFFICERS
  Peter Macdonald.................  46    Chief Operating Officer
  Louis Gries.....................  45    Executive Vice President -- Building Products, USA
  Robert Rugg.....................  41    Executive Vice President -- Gypsum
  Ken Boundy......................  46    Executive Vice President -- International
  John Moller.....................  40    Executive Vice President -- Building Systems
  Robert Middendorp...............  45    Executive Vice President -- Building Products,
                                          Australia/New Zealand
  Noel Thompson...................  55    Senior Vice President -- Research and Development
  Greg Baxter.....................  38    Senior Vice President -- Corporate Affairs
  Brad Bridges....................  39    Senior Vice President -- Planning, Human Resources and
                                          Organizational Development
  Peter Shafron...................  37    General Counsel and Secretary

---------------
* Messrs. Gillfillan, Koffel and Siboni are expected to be added to the Company's Board of Directors and Supervisory Board upon consummation of the Offerings.

     Alan McGregor, AO, Member of the Board of Directors and Chairman of the Supervisory Board. Mr. McGregor will be a member of the Company's Board of Directors and Chairman of the Supervisory Board. Mr. McGregor joined the Board of Directors of JHIL as a non-executive director in March 1989 and has been JHIL's Chairman of the Board since December 1995, a position he will continue to hold after the Offerings. He is also Chairman of FH Faulding & Co. Ltd., Australian Wool Testing Authority Ltd. and Burns Philp & Company Ltd., and a board or committee member of the University of Adelaide, Winston Churchill Memorial Trust of Australia and The Center for Independent Studies Ltd. Mr. McGregor received an M.A. in Economics and Law from Cambridge University in the United Kingdom and a Bachelor of Laws from the University of Adelaide, Australia.

     Peter Willcox, Member of the Board of Directors and the Supervisory Board. Mr. Willcox will be a member of the Company's Board of Directors and Supervisory Board. Mr. Willcox joined the Board of Directors of JHIL as a non-executive director in May 1992, a position he will continue to hold after the Offerings. He is also deputy chairman and chairman elect of Lend Lease Corporation Ltd. and a director of Energy Developments Ltd., FH Faulding & Co. Ltd., and Schroders Australia Holdings Ltd. Mr. Willcox was previously Chief Executive Officer of BHP Petroleum and a director of BHP Limited. Mr. Willcox received a B.A. and M.A. in Natural Sciences and Physics from Cambridge University, United Kingdom.

     Keith Barton, President, Chief Executive Officer and Chairman of the Board of Directors and the Managing Board. Dr. Barton is the Company's President and Chief Executive Officer and will be Chairman of the Board of Directors and the Managing Board. Dr. Barton has been JHIL's Managing Director since his appointment in April 1993, a position he continues to hold. He is also the Chairman of a number of the Company's subsidiaries, a director of Colonial Ltd., a councillor of the Royal Blind Society of New South Wales, Australia and a member of the Business Council of Australia. Prior to joining JHIL, Dr. Barton was an Executive Director of CSR Ltd. and managed CSR Ltd.'s construction materials, chemical, timber and U.S. businesses between 1981 and 1993. Dr. Barton received a Bachelor of Science (Chemical Engineering) and a Doctor of Philosophy from the University of New South Wales, Australia.

     Phillip Morley, Chief Financial Officer and Member of the Board of Directors and the Managing Board. Mr. Morley is the Company's Chief Financial Officer and a Member of the Board of Directors and the Managing Board. Mr. Morley joined JHIL as Chief Accountant in October 1984 and served as Financial Controller from 1988 until 1995 and Executive General Manager -- James Hardie Building Services from 1995 until 1997. He was appointed JHIL's Chief Financial Officer in 1997, a position he continues to hold. He is also Chairman of James Hardie Securiplan Nominees Pty. Ltd. Prior to joining JHIL, Mr. Morley held senior positions in finance and management at Swift & Co. Ltd., Pfizer Corporation and Farley & Lewers Ltd. Mr. Morley received a Bachelor of Economics in Economics and Accounting and an M.B.A. from the University of Sydney, Australia.

     Donald Cameron, Treasurer and Member of the Managing Board. Mr. Cameron is the Company's Treasurer and a Member of the Managing Board. Mr. Cameron joined JHIL as General Manager, Finance -- James Hardie Pipelines in August 1991 and served as Company Secretary and Chief Accountant from April 1994 to October 1997. In October 1997 he was appointed JHIL's Company Secretary and Treasurer. Mr. Cameron continues to hold his position as Treasurer of JHIL but no longer serves as Company Secretary of JHIL. Prior to joining JHIL, Mr. Cameron held a number of senior commercial and financial positions with Southcorp Ltd. and Rheem Australia Ltd. Mr. Cameron received a Bachelor of Economics from the University of Adelaide, Australia.

     Peter Macdonald, Chief Operating Officer. Mr. Macdonald is the Company's Chief Operating Officer. Mr. Macdonald joined JHIL as General Manager -- James Hardie Building Boards Australia in August 1993 and was appointed President of James Hardie Inc. in October 1994. He was appointed Chief Operating Officer in September 1998. Prior to joining JHIL, Mr. Macdonald held senior management positions at Tyco Laboratories and Metal Manufactures Ltd. where he was Group General Manager of MM Cables. Mr. Macdonald received a Bachelor of Commerce and Administration from Victoria University, New Zealand and an M.B.A. from Pepperdine University. Mr. Macdonald no longer holds a position at JHIL.

     Louis Gries, Executive Vice President -- Building Products, USA. Mr. Gries is the Company's Executive Vice President -- Building Products, USA. Mr. Gries joined JHIL as Manager of the Fontana plant for James Hardie Building Products in February 1991 and was appointed General Manager -- James Hardie Building Products (Fiber Cement) in January 1992 before being appointed President of James Hardie Building Products (Fiber Cement) in December 1993. Prior to joining JHIL, Mr. Gries held senior management positions with United States Gypsum Company. Mr. Gries received a B.S. in Mathematics from the University of Illinois and an M.B.A. from California State University, Long Beach. Mr. Gries no longer holds a position at JHIL.

     Robert Rugg, Executive Vice President -- Gypsum. Mr. Rugg is the Company's Executive Vice President -- Gypsum. Mr. Rugg joined JHIL as President of James Hardie Gypsum in April 1998. Prior to joining JHIL, Mr. Rugg held a number of senior positions with United States Gypsum Company, including General
Manager -- Industrial Gypsum and Director of Business Development -- Gypsum Wood Fiber. Mr. Rugg received a B.S. in Finance from the University of Illinois and an M.B.A. from St. Mary's College. Mr. Rugg no longer holds a position at JHIL.

     Ken Boundy, Executive Vice President -- International. Mr. Boundy is the Company's Executive Vice President -- International. Mr. Boundy joined JHIL as Executive General Manager -- International in December 1994. Prior to joining JHIL, Mr. Boundy was Chief Executive Officer of Goodman Fielder Asia

Holdings Ltd. from 1993 until 1994, Group Corporate Development Manager for Goodman Fielder Ltd. from 1991 until 1993 and Marketing Director for Mildara Wines, Ltd. from 1986 until 1991. Mr. Boundy received a Bachelor and Master of Agricultural Science from Melbourne University, Australia and an M.B.A. from Deakin University, Australia. Mr. Boundy no longer holds a position at JHIL.

     John Moller, Executive Vice President -- Building Systems. Mr. Moller is the Company's Executive Vice President -- Building Systems. Mr. Moller joined JHIL in April 1992 as General Manager of Building Automation, which manufactured security systems. He was General Manager -- James Hardie Building Services from September 1995 until it was sold in January 1997 and was appointed Executive General Manager -- James Hardie Building Systems in January 1997. Prior to joining JHIL, Mr. Moller held a variety of positions at Honeywell -- Australia. Mr. Moller has a Bachelor of Engineering from the University of Adelaide, Australia and a Graduate Diploma in Marketing from Macquarie University, Australia. Mr. Moller no longer holds a position at JHIL.

     Robert Middendorp, Executive Vice President -- Building Products, Australia/New Zealand. Mr. Middendorp is the Company's Executive Vice
President -- Building Products, Australia/New Zealand. Mr. Middendorp joined JHIL as General Manager, Business Development -- James Hardie Building Services in August 1991 and served as General Manager, Planning of JHIL before being appointed Executive General Manager -- James Hardie Building Products in April 1996. Prior to joining JHIL, Mr. Middendorp was a management consultant and held senior commercial management positions with Repco Ltd., FH Faulding & Co. Ltd., Pirelli Ericsson Cables Ltd. and ACI Ltd. Mr. Middendorp received a Bachelor of Economics in Accounting from the University of Adelaide, Australia. Mr. Middendorp no longer holds a position at JHIL.

     Noel Thompson, Senior Vice President -- Research and Development. Mr. Thompson is the Company's Senior Vice President -- Research and Development. Mr. Thompson joined JHIL as head of product development for James Hardie Building Products in September 1993 and was appointed General Manager -- Research and Development in January 1996. Prior to joining JHIL, Mr. Thompson held various positions in research and development and manufacturing at BHP Steel. He has also held various positions at the University of New South Wales, the Australian Atomic Energy Commission and the University of Sydney. Mr. Thompson received a B.S. in Physics from the University of Sydney, Australia and an M.S. in Nuclear Science and Engineering from the University of Birmingham, United Kingdom. Mr. Thompson no longer holds a position at JHIL.

     Greg Baxter, Senior Vice President -- Corporate Affairs. Mr. Baxter is the Company's Senior Vice President -- Corporate Affairs. Mr. Baxter joined JHIL as General Manager -- Corporate Affairs in November 1996, a position he continues to hold. Prior to joining JHIL, Mr. Baxter was a partner principal of Balstrup Baxter Corporate Communication from 1993 until 1996 and was General
Manager -- Corporate Affairs for Goodman Fielder Ltd. from 1990 until 1993.

     Brad Bridges, Senior Vice President -- Planning, Human Resources and Organizational Development. Mr. Bridges is the Company's Senior Vice
President -- Planning, Human Resources and Organizational Development. Mr. Bridges joined JHIL as Manager, Logistics -- James Hardie Pipelines (New Zealand) in May 1989. He served as Manager, Divisional Planning &
Logistics -- James Hardie Pipelines from 1992 until May 1996 and General Manager, Planning of JHIL from May 1996 until September 1997. He was appointed JHIL's General Manager -- Human Resources, Organizational Development and Planning in September 1997, a position he continues to hold. He is also a director of James Hardie Securiplan Nominees Pty. Ltd. Mr. Bridges received a Bachelor of Technology in Industrial Technology from Massey University, New Zealand.

     Peter Shafron, General Counsel and Secretary. Mr. Shafron is the Company's General Counsel and Secretary. Mr. Shafron joined JHIL as Legal Officer in August 1993 and served as Senior Company Solicitor from June 1995 before being appointed JHIL's General Counsel in March 1997, a position he continues to hold. Mr. Shafron was appointed Company Secretary of JHIL in October 1998 and is also a director of James Hardie Finance Ltd., a subsidiary of JHIL. Prior to joining JHIL, Mr. Shafron was an associate with the Australian law firm of Allen Allen & Hemsley. Mr. Shafron received a B.A. from the Australian National University and a Bachelor of Laws and a Master of Laws from the University of Sydney, Australia.

     Upon consummation of the Offerings, the Company expects the following persons will be added to the Company's Board of Directors and the Supervisory
Board:

     Michael Gillfillan. Mr. Gillfillan was Vice Chairman and Chief Credit Officer of Wells Fargo Bank, N.A., from 1996 to 1998 and from 1992 to 1994. He has also served as Vice Chairman, Commercial and Corporate Banking Groups of Wells Fargo Bank, N.A., from 1994 to 1996.

     Martin Koffel. Mr. Koffel is currently Chairman of the Board of Directors, Chief Executive Officer and President of URS Corporation, an engineering services company, positions he has held since 1989.

     Roger Siboni. Mr. Siboni is currently President and Chief Executive Officer of Epiphany, Inc., a provider of web-based enterprise relationship management services, positions he has held since August 1998. Prior to that, he served as Deputy Chairman and Chief Operating Officer of KPMG Peat Marwick LLP from October 1996 to July 1998. Mr. Siboni also served as a national managing partner of the information, communication and entertainment practice of KPMG Peat Marwick LLP and a member of the firm's management committee from 1993 to 1996.

MANAGEMENT STRUCTURE

     Upon consummation of the Offerings, the Company will have a multi-tiered board structure. This structure will consist of a board of managing directors (the "Managing Board"), a board of supervisory directors (the "Supervisory Board"), and a board of directors (the "Board of Directors"). The Managing Board, which will consist of a small number of executive officers of the Company, is responsible for the day-to-day operations of the Company. The Supervisory Board, which will consist exclusively of persons who are not officers or employees of the Company, is responsible for advising and supervising the Managing Board, taking into account the general interest of the Company. The Board of Directors will consist of all of the members of the Supervisory Board, the Chairman of the Managing Board and such members of the Managing Board as the Chairman of the Managing Board shall determine (provided that the number of Managing Directors on the Board of Directors at any given time cannot exceed the number of Supervisory Directors then on the Board of Directors). The Board of Directors oversees the general course of affairs of the Company and its business. Pursuant to the Company's Articles of Association, the Board of Directors may from time to time adopt written policies governing the internal organization of the Managing Board, including directions to the Managing Board concerning general financial, economic, personnel and social policies of the Company. In addition, the Board of Directors may from time to time specify by resolution certain actions of the Managing Board that require the approval of the Board of Directors. The general meeting of shareholders of the Company may also from time to time specify by written resolution certain decisions of the Managing Board that require the approval of the general meeting of shareholders of the Company.

     Members of the Managing and Supervisory Boards are elected by the shareholders of the Company. Commencing at such time as JHIL shall cease to own, directly or indirectly, a majority of the outstanding shares of capital stock, the Board of Directors will have the power to make "binding nominations" for the election of members of the Managing Board and the Supervisory Board. The general meeting of shareholders of the Company may resolve by a resolution passed with a two-thirds majority of the votes cast at the meeting, provided that such majority also represents more than half of the outstanding Common Stock, to overrule any such binding nominations. See "Description of Capital Stock." Members of the Managing Board and the Supervisory Board are elected for a one-year term.

     Each director holds office until the expiration of such director's term of office or such director's resignation, retirement or removal. Supervisory directors must retire no later than the day of the annual meeting of shareholders held in the year in which such director reaches the age of 72. The general meeting of shareholders may suspend or dismiss directors by a resolution passed by two-thirds of the votes cast at the meeting, provided that such majority also represents more than half of the issued share capital. If, however, the Board of Directors has proposed such suspension or dismissal, such a resolution may be adopted with a simple majority of the votes cast at the meeting. In addition, the Supervisory Board may suspend members of the Managing Board. Executive officers, other than members of the Managing Board, are appointed by the

Managing Board (with the approval of the Board of Directors), and serve at the pleasure of the Managing Board.

     Upon consummation of the Offerings, the Company's Articles of Association will provide that the Managing Board shall consist of one or more persons and that the Supervisory Board shall consist of two or more persons. The Board of Directors shall therefore consist of three or more persons. The Articles of Association will not provide for a maximum number of persons to sit on such Boards and thus (subject to the foregoing minimums) the exact number of members of the Managing Board and the exact number of members of the Supervisory Board will be set by the Board of Directors, while the exact number of members of the Board of Directors will depend on the number of supervisory directors then in office as well as the number of managing directors who are designated by the Chairman of the Managing Board to sit on the Board of Directors provided that, as noted above, the number of managing directors that are on the Board of Directors cannot exceed the number of supervisory directors on the Board of Directors. Upon the consummation of the Offerings, the Managing Board, the Supervisory Board and the Board of Directors will consist of three, five and seven persons, respectively.

     References in this Prospectus to directors shall, unless the context indicates otherwise, refer to those persons who are members of one or more of the Board of Directors, the Managing Board or the Supervisory Board.

     The Board of Directors, the Managing Board and the Supervisory Board shall each select a Chairman from their respective members. Under the laws of The Netherlands, members of the Managing Board may not serve on the Supervisory Board (but may serve on the Board of Directors).

     The powers of the Board of Directors, the Managing Board and the Supervisory Board can only be exercised by duly adopted resolutions. Resolutions of any of the Board of Directors, the Managing Board and the Supervisory Board may be adopted by a majority of the members of such board who are present or represented at a duly constituted meeting at which a majority of the members of such board is present or represented, provided however, that the due adoption of resolutions by the Board of Directors requires that at least one of the supervisory directors votes in favor of such resolution. In case of a deadlock at a meeting of the Board of Directors, the Chairman of the Supervisory Board shall decide. Each of the boards may adopt resolutions by unanimous written consent. Pursuant to the Articles of Association, the Board of Directors has the authority, by a resolution adopted unanimously by all members of the Board of Directors, to terminate the existence of the Board of Directors, in which case all of the authorities of the Board of Directors shall be vested in the Supervisory Board.

     The Chief Executive Officer of the Company acting individually or two managing directors acting jointly have the power to bind the Company, provided that such persons have been duly authorized to do so by the Managing Board. No other individuals will have the power to bind the Company unless such person has been duly authorized to do so by the Managing Board (subject to the approval of the Board of Directors) or such person has been granted a power of attorney to do so.

BOARD COMMITTEES

  Audit Committee

     Promptly following the consummation of the Offerings, the Board of Directors will create an Audit Committee which will consist of at least two independent directors. The Audit Committee will be charged with reviewing and assessing the adequacy of accounting polices, internal and external reporting procedures, and the internal auditing and risk management control systems, and meeting with the Company's independent accountants.

  Compensation Committee

     Promptly following the consummation of the Offerings, the Board of Directors will create a Compensation Committee which will consist of at least two independent directors. The Compensation Committee will advise the Board of Directors on the compensation of directors and executive officers.

COMPENSATION OF DIRECTORS AND OFFICERS

     Commencing with the Offerings, in addition to reimbursement for out-of-pocket expenses, all non-employee members of the Board (who also comprise the Supervisory Board) other than Messrs. McGregor and Willcox, will receive $25,000 per year as compensation for services on the Board of Directors and the Supervisory Board. All members of the Supervisory Board will receive $1,500 for attendance at each Board of Directors or Supervisory Board meeting in the United States ($4,500 per meeting outside the United States), $1,000 for participation in each meeting by conference call and $1,500 for attendance at each committee meeting (reduced to $1,000 if such committee meeting is held on the same day as a meeting of the Board of Directors or the Supervisory Board). In addition, each committee chairman will receive $5,000 per year as compensation for services as committee chairman.

     In addition, on the date of the initial public offering, the members of the Supervisory Board other than Messrs. McGregor and Willcox, will each be entitled to receive 6,000 shares of restricted stock, of which 1,500 shares will become unrestricted on each anniversary of such grant. Pursuant to the Equity Incentive Plan, the members of the Supervisory Board are also entitled to receive options to purchase up to 6,000 shares of Common Stock at the initial offering price. Fifty percent of such options will vest immediately and the remaining 50% of such options will vest prior to the annual shareholders' meeting in 2000. In addition, pursuant to the Equity Incentive Plan, non-employee directors are entitled to annual grants of options to purchase up to 6,000 shares of Common Stock at fair market value on the date of grant immediately following each annual meeting of the shareholders. So long as such person continues to be a director of the Company, such annual grants will vest at the earlier of the one-year anniversary of such grant or on the date of the annual meeting of the shareholders the following year. Each non-employee director who joins the Board of Directors after the initial public offering will receive a grant of options to purchase 6,000 shares of Common Stock at fair market value on the date of issuance upon joining the Board. Fifty percent of such options will vest immediately upon grant, and the remaining 50% of such options will vest on the date of the next annual meeting of the shareholders following election so long as such person continues to serve as a director.

     Prior to the consummation of the Offerings, the Managing Board will approve the Directors Deferred Compensation Plan. An aggregate of 110,000 shares of Common Stock will be reserved for issuance under the Directors Deferred Compensation Plan. Pursuant to the plan, non-employee directors may defer payment of their annual compensation and meeting fees. Such deferred amounts will be held in an account as stock units and will accumulate dividends which will be converted to stock units and held in the same account. Upon ceasing to serve as a director of the Company, a director participating in the plan will receive shares of stock equivalent to the number of stock units held in his account.

     Each of the members of the Managing Board has an employment agreement with the Company pursuant to which each is compensated for his services as a managing director. See " -- Employment Agreements."

     Dr. Barton and Messrs. Morley, Cameron, Baxter, Bridges and Shafron are also officers of JHIL. JHIL has entered into employment agreements with each of these officers. Except for Dr. Barton's agreement, JHIL has assigned the benefits of these employment agreements to the Company, subject to additional expatriate provisions commencing upon the agreed date of relocation for each individual officer. The Company directly pays all of the salary and benefits for such officers. Under this arrangement, the Company has entered into a reimbursement agreement (the "Reimbursement Agreement") with JHIL pursuant to which JHIL reimburses the Company for the amount of time spent by officers of the Company performing work for JHIL and its subsidiaries. See "Certain Relationships and Related Transactions." Dr. Barton, however, is paid directly by the Company and JHIL for the performance of his duties for the Company and JHIL, respectively. The Company also has employment agreements directly with Messrs. Morley, Cameron, Macdonald, Gries and Rugg, and has been assigned agreements from JHIL for Messrs. Boundy, Moller, Middendorp and Thompson. See "-- Employment Agreements."

     The Company sponsors a defined contribution plan, the James Hardie Inc. Retirement and Profit Sharing Plan, for its employees in the United States and a defined benefit pension plan, the Hardiplan Superannuation Plan, for its employees in Australia. The U.S. defined contribution plan is a tax-qualified retirement and savings plan (the "401(k) Plan") covering all employees subject to certain eligibility requirements. Participating employees may elect to reduce their current compensation by up to 14% of their salary or the statutorily prescribed annual contribution limits and have the amount of such reduction contributed to the 401(k) Plan. In addition, the Company matches employee contributions dollar for dollar up to a maximum of the first 6% of an employee's salary. The Hardiplan Superannuation Plan is funded based on statutory requirements in Australia and is based primarily on the participants' eligible compensation and years of credited service.

     The Company also will maintain an Economic Profit Incentive Plan and the Equity Incentive Plan. See "-- Economic Profit Incentive Plan and 1999 Equity Incentive Plan." The Company will convert shares of shadow stock previously issued by JHIL under its U.S. and Australian shadow plans into options to purchase shares of stock in the Company pursuant to the Equity Incentive Plan. The conversion will occur at the consummation of the Offerings and will be based on the initial public offering price of the Common Stock adjusted for any gains or losses on the shadow shares in JHIL at the time of conversion. The vesting period for the options, which ranged from three to five years from the time of grant under the shadow plans, will continue for each corresponding option granted in the conversion as if the option were issued on the date of the shadow stock issuance, except that the options will have graduated vesting rather than cliff vesting. The Company also intends to give additional options to certain participants at the initial public offering price upon the consummation of the Offerings. The Company intends to issue a maximum amount of 2,400,000 option shares, in the aggregate, in connection with the conversions from the JHIL shadow plans and the additional grants.

     The Company did not pay any compensation to its directors or its officers in fiscal year 1998 because it was not incorporated at that time.

     The aggregate amount of compensation paid by JHIL in fiscal year 1998 (including base salaries and bonuses paid under JHIL's Economic Profit Incentive Plan (as described herein)) to the above-listed members of the Board of Directors, the Supervisory Board and the Managing Board of the Company and to the executive officers of the Company as a group (15 persons), in their capacities as members of the Board of Directors and/or corporate officers of JHIL, was approximately $2.8 million. In addition, each of these directors and officers (except Messrs. Gries and Rugg), in their capacities as members of the Board of Directors and/or corporate officers of JHIL, participated in JHIL's Hardiplan Superannuation Plan, a defined benefit plan. JHIL, however, did not make any payments to the trustee-managed superannuation fund on behalf of the directors and officers in fiscal year 1998. While JHIL ordinarily would have been required to make payments to the superannuation fund, the fund had a surplus in fiscal year 1998 and, pursuant to the rules of that fund, a portion of that surplus was allocated to the accounts of each of the directors and officers in lieu of a payment by JHIL. Had the superannuation fund not been in surplus in fiscal year 1998, JHIL would have been required to make contributions of approximately $410,000 on behalf of such directors and officers. Messrs. Gries and Rugg participated in the James Hardie Inc. Retirement and Profit Sharing Plan, a defined contribution plan, in fiscal year 1998. In that year, JHIL contributed $10,000 to this plan on behalf of Mr. Gries and $3,133 to this plan on behalf of Mr. Rugg.

EMPLOYMENT AGREEMENTS

     The following descriptions of the employment agreements between the Company and each of Dr. Barton and Messrs. Morley, Cameron, Macdonald, Gries, Rugg, Boundy, Moller, Middendorp, Thompson, Baxter, Bridges and Shafron (each an "Employment Agreement") are intended only as a summary. Copies of Dr. Barton's and Mr. Macdonald's Employment Agreements have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Prior to the Reorganization, certain of the Employment

Agreements were with JHIL, but were assigned to the Company, subject to additional expatriate provisions for the officers relocating to the United States, which are included in the description below.

     Dr. Barton will serve as President, Chief Executive Officer and Chairman of the Board of Directors and the Managing Board of the Company pursuant to the terms of two employment agreements with the Company which continue in effect until October 31, 1999. Under the terms of the employment agreement for his duties as Chairman of the Board of Directors and the Managing Board, Dr. Barton receives a salary of AUD 80,000 and is eligible to receive a bonus targeted at 100% of his annual salary upon the accomplishment of certain mutually agreed upon objectives. Under the terms of the employment agreement for his duties as President and Chief Executive Officer of the Company, Dr. Barton receives an annual salary of $371,855 and is eligible to receive a bonus targeted at 100% of his annual salary upon the accomplishment of certain mutually agreed upon objectives. In addition, under the terms of such employment agreement, Dr. Barton is eligible to receive options and other awards under the Company's Equity Incentive Plan. Dr. Barton also has an employment agreement with JHIL for services provided to JHIL. See "Certain Relationships and Related
Transactions -- Members of Boards and Executive Officers of the Company and
JHIL."

     Mr. Macdonald has an employment agreement with the Company pursuant to which he serves as Chief Operating Officer of the Company. The agreement expires on October 31, 1999, but may continue in effect thereafter for one-year extension terms until proper notice of its termination is given by either party thereto. Under the terms of the employment agreement, Mr. Macdonald receives an annual salary of $350,000 and is eligible to receive a bonus targeted at 30% of his annual salary under the Company's Economic Profit Incentive Plan. His salary will be reviewed on an annual basis. In addition, under the terms of the employment agreement, Mr. Macdonald is eligible to receive options and other rewards under the Company's Equity Incentive Plan and certain additional benefits. If the Company terminates Mr. Macdonald without cause or Mr. Macdonald resigns for good reason, he is entitled to the equivalent of two-years' base compensation plus an amount equal to two times his average bonus paid in the preceding three years.

     Messrs. Morley, Baxter, Bridges and Shafron also have employment agreements with the Company that include expatriate packages and were assigned by JHIL. These employment agreements provide for an annual base salary of $208,000, $198,500, $198,500 and $170,500, respectively. Salaries will be reviewed annually in July of each year. Messrs. Morley, Baxter, Bridges and Shafron are each entitled to receive a bonus under the Company's Economic Profit Incentive Plan and are eligible to receive options and other awards under the Company's Equity Incentive Plan. Messrs. Morley, Baxter, Bridges and Shafron also will receive relocation and other benefits. Each of these employment agreements continues in effect for three years from the date of each officer's relocation to the United States. These employment agreements are terminable by the Company with twelve-months' written notice in the first year of the agreements, nine-months' written notice in the first half of the second year of the agreements, six-months' written notice in the second half of the second year of the agreements and three-months' written notice in the third year of the agreements. The Company may pay a terminated officer's salary for the notification period in lieu of notification. Each officer may terminate his agreement with three-months' written notice. In addition, Mr. Morley has a separate employment agreement with the Company for his duties as a member of the Managing Board of the Company. Pursuant to such agreement, Mr. Morley receives an annual base salary of $50,000 and is eligible to receive a bonus targeted at 25% of his annual salary upon the accomplishment of certain mutually agreed upon objectives.

     Mr. Cameron has an employment agreement with the Company pursuant to which he serves as Treasurer and Managing Director of the Company. Under the terms of the employment agreement, Mr. Cameron receives an annual base salary of NLG 273,287 reviewed annually in July of each year. Mr. Cameron is entitled to receive a bonus targeted at 20% of his annual salary upon the accomplishment of certain mutually agreed upon objectives under the Company's Economic Profit Incentive Plan and is eligible to receive options and other awards under the Company's Equity Incentive Plan. Mr. Cameron will also receive relocation and other benefits. The agreement continues in effect for three years from the date of Mr. Cameron's relocation to The Netherlands. The Company may terminate the agreement with six-months' written notice, and Mr. Cameron may terminate the agreement with three-months' written notice. In addition, Mr. Cameron has a separate employment agreement with the Company that includes an expatriate package which was assigned from JHIL. The terms and provisions of the agreement assigned from JHIL remain dormant during the course of the other agreement described herein except for certain provisions relating to Mr. Cameron's continued employment with the Company and participation in certain benefit programs.

     Mr. Gries has an employment agreement with the Company pursuant to which he serves as Executive Vice President -- Building Products, USA. Under the terms of the employment agreement, Mr. Gries receives an annual salary of $235,000 and is eligible to receive a bonus targeted at 25% of his annual salary under the Company's Economic Profit Incentive Plan. His salary will be reviewed on an annual basis. In addition, under the terms of the employment agreement, Mr. Gries is eligible to receive options and other awards under the Company's Equity Incentive Plan and certain additional benefits. If the Company terminates Mr. Gries without cause or Mr. Gries resigns for good reason, he is entitled to the equivalent of two-years' base compensation plus an amount equal to two times his average bonus paid in the preceding three years.

     Mr. Rugg has an employment agreement with a U.S. subsidiary of the Company pursuant to which he serves as Executive Vice President -- Gypsum which began in April 1998, prior to the transfer of such subsidiary to the Company pursuant to the Reorganization. Under the terms of the employment agreement, Mr. Rugg receives an annual salary of $210,000, reviewed annually, with a bonus under the Company's Economic Profit Incentive Plan. In addition, Mr. Rugg is eligible to receive options and other awards under the Company's Equity Incentive Plan. Mr. Rugg also received certain benefits for joining the subsidiary, including a payment for foregone options to purchase shares of stock of his previous employer and a grant of shadow stock in JHIL. The agreement continues in effect until Mr. Rugg's termination or separation from the Company's subsidiary. If the Company's subsidiary terminates him without cause or Mr. Rugg resigns for good reason, he is entitled to the equivalent of between twelve and twenty-four months' base compensation plus an amount equal to his average bonus paid in the preceding three years.

     Messrs. Boundy, Moller, Middendorp and Thompson have employment agreements with the Company which were assigned by JHIL pursuant to which each will receive an annual base salary of AUD 295,050, AUD 209,350, AUD 264,000 and AUD 200,000, respectively. Salaries will be reviewed annually in July of each year. Messrs. Boundy, Moller, Middendorp and Thompson are each entitled to receive a bonus under the Company's Economic Profit Incentive Plan and are eligible to receive options and other awards under the Company's Equity Incentive Plan. Each of Messrs. Boundy, Moller, Middendorp and Thompson may terminate his respective agreement upon three-months' written notice to the Company. The Company may terminate the agreements for cause (with one-months' notice or pay), for incapacity (with three-months' notice or pay) or at any time (with six-months' notice or pay, except for Mr. Boundy's agreement which provides for twelve-months' notice or pay). The agreements will remain in force until terminated in accordance with the provisions set forth therein.

ECONOMIC PROFIT INCENTIVE PLAN

     JHIL maintains an Economic Profit Incentive Plan pursuant to which it provides incentive compensation to certain of its directors and officers. Following the consummation of the Offerings, the Company intends to adopt a similar plan. Under the Company's Economic Profit Incentive Plan, designated directors and officers will be entitled to receive bonus payments upon the accomplishment of certain economic profit target levels of the Company and certain other mutually agreed upon personal objectives. The Company's Economic Profit Incentive Plan is a variable pay plan which links the Company's economic profit to bonus payments to certain key individuals. The target bonus is paid to the participant at the end of the year if the economic profit target is met. If the economic profit target is exceeded, one-third of the excess bonus is paid to the participant at the end of the year; the remaining two-thirds is then deposited with a notional bank and can be reduced in future years if the economic profit target is not met. This arrangement distinguishes between sustained performance and one-time performance and encourages participants to maintain a long-term view.

1999 EQUITY INCENTIVE PLAN

     Under the Company's Equity Incentive Plan, designated directors, officers, employees, consultants and advisers of the Company will be eligible to receive awards in the form of stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits. The Equity Incentive Plan is intended to promote the long-term financial interests of the Company by encouraging its management and other persons to acquire an ownership position in the Company, to align their interests with those of the Company's shareholders and to encourage and reward their performance. The Equity Incentive Plan, which will be approved by the Managing Board, will be effective prior to the consummation of the Offerings.

     An aggregate of 5,000,000 shares of Common Stock will be reserved for issuance under the Equity Incentive Plan, provided that such number (and any awards granted) will be subject to adjustment in the event of a stock split, stock dividend or other change in the Common Stock or the capital structure or a restructuring of the Company. No individual may be granted options or awards in respect of more than 250,000 shares as performance-based compensation in any calendar year.

     The Equity Incentive Plan will be administered by the Board of Directors or the Compensation Committee. Subject to the provisions of the Equity Incentive Plan, the Board of Directors or the Compensation Committee will be authorized to determine who may participate in the Equity Incentive Plan, the number and types of awards made to each participant and the terms, conditions and limitations applicable to each award. In addition, the Board of Directors or the Compensation Committee will have the exclusive power to interpret the Equity Incentive Plan and to adopt such rules and regulations as it may deem necessary or appropriate for purposes of administering the Equity Incentive Plan. Subject to certain limitations, the Board of Directors will be authorized to amend, modify or terminate the Equity Incentive Plan to meet any changes in legal requirements or for any other purpose permitted by law.

     The purchase or exercise price of any award granted under the Equity Incentive Plan may be paid in cash or other consideration at the discretion of the Board of Directors or the Compensation Committee. The Board of Directors or the Compensation Committee, in its discretion, may allow cashless exercises of awards or may provide Company assistance to purchase such options.

     Stock Options. Under the Equity Incentive Plan, the Board of Directors or the Compensation Committee is authorized to grant options to purchase shares of Common Stock, including options qualifying as "incentive stock options" ("ISOs") under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and options that do not so qualify ("NSOs") to eligible persons as additional compensation for their services to the Company. Options shall be exercisable over such periods as may be determined by the Board of Directors or the Compensation Committee, but no stock option may be exercised after ten years from the date of grant. Options may be exercisable in installments and upon such other terms as determined by the Board of Directors or the Compensation Committee. Options will be evidenced by notices of option grants sent by the Board of Directors or the Compensation Committee. No option may be transferable other than by will or by the laws of descent and distribution or pursuant to certain domestic relations orders. The purchase price of shares of Common Stock subject to an ISO shall not be less than 100% of the Fair Market Value (as defined in the Equity Incentive Plan) of such shares of Common Stock on the date of grant (or 110% in the case of an ISO granted to an individual holding more than 10% of the Company's capital stock).

     Performance Awards. The Board of Directors or the Compensation Committee, in its discretion, may grant performance awards to an eligible person contingent on the attainment of criteria specified by the Board of Directors or the Compensation Committee. Performance awards will be paid in the form of cash, shares of Common Stock or a combination of both. The Board of Directors or the Compensation Committee will determine the total number of performance shares subject to an award, the terms and the time at which the performance shares will be issued.

     Restricted Stock Awards. Under the Equity Incentive Plan, the Board of Directors or the Compensation Committee may grant restricted shares of Common Stock, which are subject to forfeiture under such conditions and for such periods of time as the Board of Directors or the Compensation Committee may determine. Shares of such restricted stock may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Board of Directors or the Compensation Committee shall determine the conditions or restrictions of any restricted stock awards, which may include restrictions on requirements of continued employment, individual performance or the Company's financial performance.

     Stock Appreciation Rights. Under the Equity Incentive Plan, the Board of Directors or the Compensation Committee also may grant stock appreciation rights either in tandem with an option or alone. Stock appreciation rights granted in tandem with a stock option may be granted at the same time as the stock option or at a later time. A stock appreciation right shall entitle the participant to receive from the Company an amount payable in cash, in shares of Common Stock or in a combination of cash and Common Stock, equal to the positive difference between the fair market value of a share of Common Stock on the date of exercise and the grant price, or such lesser amount as the Board of Directors or the Compensation Committee may determine.

     Dividend Equivalent Rights. Dividend equivalent rights, defined as a right to receive all or some portion of the cash dividends that are or would be payable with respect to shares of Common Stock, may be awarded in tandem with stock options, stock appreciation rights or other awards under the Equity Incentive Plan. The Board of Directors or the Compensation Committee will determine the terms and conditions of these rights. The rights may be paid in cash, shares of Common Stock or other awards.

     Phantom Stock. Under the Equity Incentive Plan, the Board of Directors or the Compensation Committee may grant awards of phantom stock to eligible persons. Phantom stock is a cash payment measured by the fair market value of a specified number of shares on a certain date, or measured by the excess of fair market value over a specified minimum. Phantom stock awards may include the dividends granted for such number of specified shares.

     Other Stock-Based Benefits. The Board of Directors or the Compensation Committee may award other stock-based benefits, including stock payments, stock bonuses and stock sales.

     Effect of Change in Control. The Equity Incentive Plan provides for the automatic acceleration of certain benefits in the event of a "Change in Control" of the Company. A Change in Control will be deemed to have occurred if either
(1) any person or group acquires beneficial ownership equivalent to 30% of the voting securities of the Company, (2) individuals who are directors as of the closing of the Offerings, or individuals who became directors after being approved by a majority of such individuals (or, in the case of directors nominated by a person, entity or group with 20% of the voting power of the Company, by two-thirds of such individuals) cease to constitute at least a majority of the members of the Board of Directors, or (3) there occurs the consummation of certain mergers, the sale of substantially all of the assets of the Company or a complete liquidation or dissolution of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Association provide that the Company is authorized to indemnify its directors, officers and agents against all liabilities resulting from (1) any action, suit or proceeding (other than an action by or in the right of the Company), provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful or out of his mandate, and (2) any action or proceeding by or in the right of the Company to procure a judgment in its favor provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification will be made if such person is adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless a court determines that such person is fairly and reasonably entitled to indemnification. Such indemnification will only be made upon a determination by the Board of Directors or, if the Board of Directors so resolves, by independent legal counsel or by a general meeting of shareholders that indemnification is proper under the circumstances because such person has satisfied the applicable standard of conduct.

     The Company is entering into indemnity agreements with the directors and certain officers of the Company which provide indemnification to the greatest extent permitted by law. The Company has also purchased insurance policies under which such individuals are insured against liabilities resulting from their conduct when acting in their capacities on behalf of the Company. In addition,
Article 37 of the Articles of Association provides that the adoption by the general meeting of shareholders of the annual accounts will fully discharge the directors from liability in respect of the exercise of their duties during the financial year concerned, unless a proviso is made by the general meeting of shareholders and without prejudice to certain provisions of the Dutch Civil Code. Under Dutch law, this discharge is not absolute and would not be effective as to any matters not disclosed to the Company's shareholders and is subject to general principles of reasonableness and fairness.

                        JHIL AND THE SELLING SHAREHOLDER

     JHIL beneficially owns (through the Selling Shareholder and another indirect wholly owned subsidiary of JHIL) 50,000,000 shares of the Company's Common Stock representing 100% of the issued and outstanding Common Stock prior to the Offerings. After giving effect to the sale of shares of Common Stock to be sold in the Offerings by the Selling Shareholder, JHIL will beneficially own approximately 85% of the outstanding shares of the Company's Common Stock. If the U.S. Underwriters' over-allotment option is exercised in full, JHIL will beneficially own 41,375,000 shares of Common Stock, representing approximately 83% of the outstanding shares of Common Stock.

     JHIL is a public company organized under the laws of Australia and listed on the Australian Stock Exchange. JHIL's address is Level 9, 65 York Street, Sydney NSW 2000, Australia. JHIL's Australian Company Number is 000 009 263.

     The Selling Shareholder, RCI Netherlands Holdings B.V., is a company incorporated under the laws of The Netherlands and is a wholly owned indirect subsidiary of JHIL. The address of the Selling Shareholder is World Trade Center, Strawinskylaan 749, 1077 XX Amsterdam, The Netherlands, and its corporate seat is in Amsterdam, The Netherlands.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CONTROL OF THE COMPANY

     Upon completion of the Offerings, JHIL will beneficially own approximately 85% of the outstanding shares of Common Stock (or approximately 83% of the outstanding shares of Common Stock if the U.S. Underwriters' over-allotment option is exercised in full). JHIL intends to cause three independent persons to be added to the Board of Directors and the Supervisory Board of the Company upon consummation of the Offerings. JHIL currently intends to utilize its voting power to elect at least two members independent of the Company and JHIL to the Board of Directors and the Supervisory Board for so long as it is the majority shareholder of the Company. The Articles of Association of the Company, however, do not restrict JHIL's power as the majority shareholder of the Company to nominate and elect its representatives as directors of the Company. As a result, for at least so long as JHIL remains the majority shareholder of the Company, JHIL will be in a position to exercise effective control over the Company.

     The Company intends to adopt conflict of interest policies that would require the approval of a majority of the independent directors for any related party transactions that are material to the Company and outside of the ordinary course of business, including any future dealings with JHIL.

REGISTRATION RIGHTS AGREEMENT

     The Company and JHIL will enter into a registration rights agreement (the "Registration Rights Agreement") which provides that, from time to time and at the request of JHIL, its direct or indirect wholly owned subsidiaries, or their respective transferees, successors or assigns owning at least 2% of the outstanding shares of the Common Stock (the "Holders"), the Company will use its best efforts to effect registration under the applicable U.S. federal and state securities laws of shares of the Common Stock beneficially owned by the Holders for sale in accordance with certain specified methods described in the Registration Rights Agreement, and will take such other action necessary or appropriate to permit the sale thereof in the United States (as well as any other jurisdiction if the Company has previously taken action to permit the sale of its securities therein), subject to certain limitations specified in the Registration Rights Agreement. The Holders will also have the right to include shares of the Common Stock held by it in certain other registrations of shares of Common Stock initiated by the Company. The selling Holders will bear the registration expenses incurred in connection with the Offerings and each selling Holder will bear its pro rata share of such expenses in connection with any future registrations under the Registration Rights Agreement. Such registration rights are subject to a "lock-up" agreement whereby the Selling Shareholder has agreed not to sell any shares of Common Stock without the prior consent of Warburg Dillon Read LLC for a period of 180 days from the date of this Prospectus. See "Underwriting." The Company has also agreed to indemnify the Holders against certain liabilities in connection with any registration effected pursuant to the Registration Rights Agreement, including liabilities under the Securities Act.

PURCHASE AGREEMENTS

     In connection with the Reorganization, the Company entered into the Purchase Agreements and acquired the Transferred Businesses from JHIL. See "The Reorganization." The Purchase Agreements contain indemnity provisions which provide that, for a period of seven years after the Reorganization, JHIL and any relevant non-transferring subsidiary will indemnify the Company for certain matters in relation to the operation of the Transferred Businesses prior to the Reorganization as expressly described in the Purchase Agreements (this indemnity does not include claims that, in the aggregate, amount to less than $50,000). In addition, JHIL and the relevant non-transferring subsidiary have agreed to provide unlimited indemnification to the Company for (i) all claims related to asbestos liability; (ii) all environmental-related claims arising from the condition of the real properties prior to the Reorganization or the conduct of the relevant businesses prior to the Reorganization (excluding claims arising from deliberate actions taken by the Company with the intention of triggering an environmental claim); (iii) taxes incurred by any subsidiary being transferred to the Company which relate to periods prior to the Reorganization; and (iv) all claims in relation to defective products and services manufactured or supplied by JHIL or the relevant subsidiary prior to the Reorganization (excluding claims below a specified threshold) for each of the transferring businesses, which in the aggregate amounts to approximately $2.4 million.

REIMBURSEMENT AGREEMENT

     Several of the officers of the Company are also officers of JHIL or may provide services to JHIL from time to time. The Company pays all of the salaries and benefits of all of these officers, other than Dr. Barton. Pursuant to the provisions of the Reimbursement Agreement, the Company tracks the time such officers spend in performing services for JHIL and JHIL reimburses the Company for the allocated portion of the salary and benefits of such officers. Dr. Barton, however, is paid directly by the Company and JHIL for the time spent by Dr. Barton in performing his duties for the Company and JHIL, respectively. Certain other officers or employees of JHIL may from time to time provide services to the Company. JHIL will be similarly reimbursed by the Company for these services. In addition the Company and JHIL are each reimbursed for any services or facilities provided for the benefit of the other entity. Expense reimbursements are made quarterly.

LEASE AGREEMENTS

     The Company has entered into lease agreements with subsidiaries of JHIL whereby the Company leases, on a long-term basis, an office building in Australia and fiber cement manufacturing facilities in Australia and New Zealand. Obligations under such leases amount to an aggregate of approximately $4.1 million per year. All of the leases expire on October 31, 2008 with the exception of two leases that expire on October 31, 2000. All of the leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

     After December 31, 1998, the Company and JHIL agreed to consolidate and set-off certain intercompany debt that was in existence at the date of the Reorganization. On a pro forma basis at December 31, 1998, total capitalization would have been $328.7 million after a deduction of the net receivable of $9.2 million from shareholders' equity. The Company intends to effect a non-cash settlement of this receivable prior to the close of the Offerings, which will have no impact on the total shareholders' equity.

MEMBERS OF BOARDS AND EXECUTIVE OFFICERS OF THE COMPANY AND JHIL

     Dr. Barton, who is President, Chief Executive Officer and Chairman of the Board of Directors and the Managing Board of the Company, is also the Managing Director and a member of the Board of Directors of JHIL. Mr. Morley, who is the Chief Financial Officer and a member of the Board of Directors and the Managing Board of the Company, is also the Chief Financial Officer of JHIL. In addition, Mr. McGregor and Mr. Willcox, both of whom are members of the Board of Directors and the Supervisory Board of the Company, are also the Chairman and a member of the Board of Directors of JHIL, respectively. Dr. Barton has an employment agreement with JHIL for services provided to JHIL. See "Management -- Directors and Executive Officers of the Company." From time to time, these interlocking directorships may give rise to conflicts of interests. Several of the Company's other executive officers will also continue to be executive officers of JHIL, which may give rise to additional conflicts of interest. The Company intends to implement policies designed to identify any conflicts of interest that may arise in the future, and to avoid or minimize possible adverse consequences of any such conflicts. See "Risk Factors -- Control by JHIL."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offerings, the Company will have 50,000,000 shares of Common Stock issued and outstanding. The 7,500,000 shares of Common Stock (8,625,000 shares if the U.S. Underwriters' over-allotment option is exercised in full) offered hereby will be freely transferable and tradable in the United States without restrictions under the Securities Act, except for any shares purchased by an affiliate of the Company (as that term is defined below), which will be subject to the resale limitations of the Securities Act ("Rule 144"). None of the outstanding shares of Common Stock that will be beneficially owned by JHIL after the Offerings have been registered under the Securities Act and, as a result, such shares may not be sold in the United States in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration. Upon completion of the Offerings, JHIL will have certain rights to register its shares of Common Stock under the Securities Act. JHIL will bear its pro rata share of registration expenses incurred in connection with any future offerings. See "Certain Relationships and Related Transactions -- Registration Rights Agreement." JHIL has no agreement with the Company not to sell or distribute such shares and, except for restrictions in the Underwriting Agreement set forth below, there can be no assurance concerning the period of time during which JHIL will maintain its beneficial ownership of shares of Common Stock. Although JHIL has made no decision on its future intentions regarding a further selldown of its shares of Common Stock held by it after the Offerings or a distribution of such shares to the JHIL shareholders, it has informed the Company that it intends to consider such a selldown or distribution in 12 to 24 months. Pursuant to the Underwriting Agreement, JHIL has agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or any security convertible into or exchangeable or exercisable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Warburg Dillon Read LLC on behalf of the Underwriters.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are required to be aggregated) who has been deemed to have owned shares of an issuer for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class or the average weekly reported volume of trading in such shares on all national securities exchanges during the four calendar weeks preceding the filing with the Commission of the required notice of sale. Pursuant to Rule 144, certain shares of the Common Stock that are beneficially owned by JHIL may be sold in the United States commencing as early as October 1999. A person (or persons whose shares of the Company are required to be aggregated) who is not deemed an affiliate of an issuer at the time of the sale and for at least three months prior to the sale is entitled to sell such shares under Rule 144 without regard to the volume limitations described above, provided that at least two years have elapsed since such shares were purchased from either the issuer or an affiliate of the issuer. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     Prior to the Offerings, there has been no market for the Common Stock. Although the Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or the possibility of future sales of shares by JHIL or its shareholders or by persons who exercise awards under the Equity Incentive Plan would have on the market price of the shares of Common Stock prevailing from time to time, sales of substantial amounts of the shares of Common Stock in the public market, including any future public offering of such stock, could have an adverse affect on the market price of the shares of Common Stock.

     JHIL has established an AUD 75 million loan facility which was drawn to AUD 30 million as at February 1, 1999. Drawdowns under this facility are to be secured by shares of Common Stock held by JHIL. The number of shares pledged as security for the drawdowns are calculated such that the value of the shares pledged is three times the value of the drawn amount of the facility. In the event that the facility is drawn and JHIL defaults under the terms of the facility, the lenders will have the authority to sell the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK


     James Hardie was incorporated under the laws of The Netherlands by notarial deed dated August 11, 1998. Certain provisions of the Articles of Association of James Hardie, as such Articles of Association will be amended and restated prior to the consummation of the Offerings (an English translation of which has been included as an exhibit to the Registration Statement of which this Prospectus forms a part), and certain provisions of Dutch law, are summarized below. Such summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association and Dutch law.


SHARE CAPITAL

     Upon consummation of the Offerings, the authorized share capital of the Company will amount to NLG 3,000,000, consisting of 150,000,000 shares of Common Stock, with a nominal value of NLG 0.02 per share, and 150,000,000 shares of preferred stock ("Preferred Stock"), with a nominal value of NLG 0.02 per share.

  Common Stock

     Upon consummation of the Offerings, 50,000,000 shares of Common Stock will be issued and outstanding. Shares of Common Stock will only be issued in registered form. All of the shares of Common stock offered hereby will initially be represented by a single global certificate held through DTC and registered in the name of Cede & Co., the nominee of DTC. American Stock Transfer & Trust Company will maintain the New York Registry and act as transfer agent and registrar for the shares (the "Transfer Agent and Registrar"). Beneficial interests in the shares represented by the global certificate will be represented, and transfers of such beneficial interests will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.

  Preferred Stock

     Upon the consummation of the Offerings, no shares of Preferred Stock will be outstanding. The Board of Directors (or, upon the expiration of the delegation of authority described below and any extensions thereof, the general meeting of shareholders) will have the power to issue shares of Preferred Stock, in one or more series and from time to time, although it has no current plans to do so. If such shares are issued, the holders thereof will be entitled to receive, when and as declared by the Board of Directors, dividends prior to the payment of any dividends to the holders of Common Stock. Dividends on any given series of Preferred Stock shall be calculated as a percentage (the "Preferred Dividend Rate") of the nominal value of the shares of such series plus the amount of share premium paid to the Company upon the issuance of shares of such series. The Preferred Dividend Rate shall be the "prime rate" on corporate loans in the United States as quoted in the Wall Street Journal (on such date, not more than sixty days prior to the first issuance of the relevant series, as the Board of Directors may determine), as increased or decreased by such amount, not to exceed four percentage points, as the Board of Directors may determine at the time of the first issuance of shares of such series. In addition, holders of Preferred Stock will be entitled to a liquidation preference, payable in the event of any liquidation, dissolution or winding up of the Company, before any distribution is made to the holders of

Common Stock. The liquidation preference for any given series of Preferred Stock shall be equal to the nominal value of the shares of such series plus the amount of share premium paid to the Company upon the issuance of shares of such series, together with any accrued but unpaid dividends. Holders of Preferred Stock will have the right to one vote for each share of Preferred Stock held on every matter submitted to a vote of the shareholders and such holders will also vote as a class on certain matters. Shares of Preferred Stock may be issued for a subscription price equal to their nominal value and, if so designated by the Board of Directors (or, if applicable, the general meeting of shareholders), only 25% of the nominal value of the shares of Preferred Stock needs to be paid up at the time of issuance. Shares of Preferred Stock will only be issued in registered form evidenced by certificates. Issuances of Preferred Stock may adversely affect, among other matters, the voting, dividend and liquidation rights of holders of Common Stock. The issuance of Preferred Stock may also have the effect of delaying, deferring or preventing a change in control of the Company.

DIVIDENDS

     Pursuant to the Articles of Association and Dutch law, the declaration of dividends, if any, will be at the discretion of the Board of Directors (subject to the dividend rights of holders of Preferred Stock, if any). The Board of Directors may resolve that James Hardie make distributions out of James Hardie's annual profit, general share premium account and out of any other reserves that are available for shareholder distributions under Dutch law. James Hardie may make stock dividends as well as cash dividends. The Board of Directors may also resolve that James Hardie pay interim dividends. James Hardie may not pay dividends, including interim dividends, if the payment would reduce shareholders' equity to an amount less than the sum of James Hardie's share capital account, plus certain reserves that are required to be maintained by Dutch law or the Articles of Association. Rights to cash dividends and distributions that have not been collected within five years and two days after the date on which they became due and payable revert to James Hardie.

     All calculations to determine the amounts available for dividends will be based on James Hardie's statutory accounts which will, as a holding company, be different from its consolidated accounts. Because James Hardie is a holding company and has no operations of its own, James Hardie is dependent on dividends or other advances from its subsidiaries to fund any cash dividends. See "Dividend Policy."

     James Hardie's Articles of Association provide that future dividends, if any, will be declared and paid in U.S. dollars, unless the Board of Directors determines otherwise. Cash dividends payable to holders of shares will be paid to the Transfer Agent and Registrar (which will, if necessary, convert such dividends into dollars) for disbursement to the holders of the shares.

SHAREHOLDERS MEETINGS AND VOTING RIGHTS

     Each shareholder has the right to attend general meetings of shareholders, either in person or by proxy, to address shareholder meetings and to exercise voting rights, subject to the provisions of the Articles of Association. A meeting of shareholders will be held in The Netherlands at least annually, within six months after the close of each fiscal year and in either Amsterdam, Haarlemmermeer (Schiphol Airport), The Hague or Rotterdam. Additional meetings of shareholders may be held as often as the Board of Directors, the Managing Board or the Supervisory Board deems necessary or upon the call of holders of shares of Common Stock or other persons entitled to attend such meetings jointly representing at least 10% of the total outstanding share capital.

     The Company will give notice of each meeting of shareholders by mail. Such notice will be given no later than the fifteenth day prior to the day of the meeting and will include or be accompanied by an agenda identifying the business to be considered at the meeting. The Company currently is exempt from the proxy rules under the Exchange Act. Holders of shares of Common Stock directly or indirectly held through DTC will be provided notice of general meetings of shareholders and other communications with shareholders by DTC in accordance with its customary procedures. DTC may grant proxies or otherwise authorize DTC participants (or persons holding beneficial interests in the shares of Common Stock through such DTC participants) to exercise any rights of a shareholder. Under its usual procedures, DTC will mail an omnibus proxy to the Company assigning Cede & Co.'s consenting or voting rights to those DTC participants to whose accounts the shares of Common Stock are credited on a record date as soon as possible after such record date. In order for holders of shares of Common Stock held directly or indirectly through DTC to attend general meetings of shareholders in person, such holders need not withdraw such shares of Common Stock from DTC but must follow such rules and procedures as may be established by the Transfer Agent and Registrar.

     Each share of Common Stock (and each share of Preferred Stock, if any) entitles the holder thereof to one vote on each matter to be voted upon by the holders of the Common Stock. Commencing at such time as JHIL ceases to own, directly, or indirectly, a majority of the outstanding capital stock of the Company, the Board of Directors will have the power to make binding nominations for the election of members of the Supervisory Board and the Managing Board. If the Board of Directors exercises this power, it must nominate at least two persons for each position to be filled, and the person receiving the greater number of votes will be elected. The general meeting of shareholders may resolve by a resolution passed with a two-thirds majority of the votes cast at the meeting (provided that shareholders representing at least half of the issued share capital are present) to overrule any such binding nominations. Members of the Supervisory Board and members of the Managing Board will be elected to serve one-year terms.

     Unless otherwise required by the Articles of Association or Dutch law, resolutions of the general meeting of shareholders will be validly adopted by a majority of the votes cast at a meeting at which at least a majority of the outstanding share capital is present or represented except that, pursuant to the Articles of Association, there is no quorum requirement for the valid adoption of resolutions proposed or approved by the Board of Directors. Except where expressly otherwise stated in this Prospectus, all references here and elsewhere in this Prospectus to actions by the shareholders are references to actions taken by way of such a resolution at a meeting of shareholders.

ADOPTION OF ANNUAL ACCOUNTS AND DISCHARGE OF MANAGEMENT

     Each year, the Managing Board must prepare annual accounts within five months after the end of the Company's fiscal year (unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under Dutch law) and submit such accounts to the shareholders for adoption. The annual accounts, including the management report, will be prepared in English (unless the shareholders approve a resolution to the contrary) and according to U.S. GAAP.

     Adoption of the Company's annual accounts by the shareholders discharges the directors for liability towards the Company in respect of the exercise of their duties during the financial year covered by the accounts, unless an explicit reservation is made by the shareholders and subject to certain exceptions under Dutch law, including exceptions relating to the liability of the directors upon bankruptcy of a company and to general principles of reasonableness and fairness. Under Dutch law, this discharge does not extend to matters not disclosed to shareholders.

LIQUIDATION RIGHTS

     In the event of the dissolution and liquidation of the Company, holders of shares of Common Stock are entitled to receive all of the assets of the Company available for distribution after payment of all liabilities and liquidation expenses pro rata based on the number of shares of Common Stock held by such holders, subject to the prior liquidation rights of the holders of Preferred Stock then outstanding, if any. As a holding company, James Hardie's sole material assets are the capital stock of its subsidiaries. Therefore, in the event of a dissolution or liquidation, James Hardie will either distribute the capital stock of its subsidiaries or sell such stock and distribute the net proceeds thereof, after satisfying its liabilities.

ISSUE OF SHARES; PREEMPTIVE RIGHTS

     Unless limited or eliminated by the shareholders or the Board of Directors as described below, holders of shares of Common Stock have a pro rata preemptive right to subscribe for any newly issued shares of Common Stock, except for shares of Common Stock issued for consideration other than cash, shares of Common Stock issued to employees of James Hardie or a group company (as determined under Dutch law) and shares of Common Stock issued to persons upon exercise of previously acquired rights to subscribe for such shares.


     The shareholders, upon proposal by the Board of Directors, have the power to cause the Company to issue additional shares of Common Stock as well as shares of Preferred Stock (and to grant options), in each case on the terms and conditions proposed by the Board of Directors. Shortly before the consummation of the Offerings or at the first general meeting of shareholders after the consummation of the Offerings, the Selling Shareholder and another subsidiary of JHIL will delegate to the Board of Directors, for a period of five years (the maximum permitted by Dutch law), authority to issue additional shares of Common Stock and shares of Preferred Stock (and to grant options) from time to time and the authority to limit or eliminate preemptive rights with respect to issuances of Common Stock. It is anticipated that the Board of Directors will eliminate preemptive rights with respect to any and all issuances of shares of Common Stock during such period.


REPURCHASE OF SHARES

     The Company may acquire shares of Common Stock, subject to certain provisions of Dutch law and of the Company's Articles of Association, if and insofar as (1) shareholders' equity, less the amount to be paid for the shares of Common Stock acquired, is not less than the sum of the nominal value of the Company's issued share capital, plus any reserves required to be maintained by Dutch law or the Articles of Association, and (2) the Company and its subsidiaries would thereafter not hold, or hold as pledgee, shares of Common Stock with an aggregate par value exceeding one-tenth of the Company's issued share capital (all calculated in accordance with accounting principles generally accepted in The Netherlands). Common Stock repurchases may be effected by the Board of Directors only if the shareholders have authorized the Board of Directors to effect such repurchases. Shortly before the consummation of the Offerings, the Selling Shareholder and another subsidiary of JHIL will grant such authority to the Board of Directors for a period of 18 months (the maximum permitted by Dutch law).

REDUCTION OF SHARE CAPITAL

     Upon proposal by the Board of Directors, the shareholders may reduce the issued share capital by cancellation of shares of Common Stock held by James Hardie or by reducing the par value of shares of Common Stock, subject to certain statutory provisions. A resolution to reduce the issued share capital requires the approval of at least a majority of the votes cast or, if less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast. In addition, James Hardie is required to file such resolution of the shareholders with the trade register of the Chamber of Commerce and Industry in the district in which James Hardie has its place of business (the "Filing") and publish the Filing in a national daily newspaper. During a two-month period following the publication of the Filing, creditors of James Hardie may oppose such reduction of share capital.

AMENDMENT OF ARTICLES OF ASSOCIATION

     The Articles of Association may be amended by resolution of the shareholders upon proposal by the Board of Directors.

DISCLOSURE OF HOLDINGS

     Under the Dutch Act on disclosure of holdings in listed companies 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996) (the "Disclosure Act"), if shares of Common Stock are admitted to official quotation or listing on the Amsterdam Stock Exchange or on any other such stock exchange in the European Economic Area, holders and certain beneficial owners of an interest in the voting rights and/or the capital of James Hardie must promptly notify James Hardie and the Securities Board of The Netherlands (Stichting Toezicht Effectenverkeer) if their voting rights or capital interest in James Hardie reaches, exceeds or falls below the rate of 5% - 10%, 10% - 25%, 25% - 50%, 50% - 66 2/3% or over 66 2/3%. Failure to comply constitutes a criminal offense and could result in criminal as well as civil sanctions, including suspension of voting rights. At this time, James Hardie does not intend to list on any such exchange.

LIMITATIONS ON RIGHT TO HOLD OR VOTE SHARES OF COMMON STOCK

     Article 10 of the Company's Articles of Association provides that, unless approved by the Board of Directors (and subject to certain other exceptions), any person or group (a "Large Shareholder") who acquires beneficial ownership of more than 20% of the outstanding shares of Common Stock must sell or otherwise transfer the portion of the shares exceeding such threshold (the "Excess Shares") within 30 days of the date on which such person is notified by the Company. If the Large Shareholder does not sell or otherwise transfer the Excess Shares within 30 days after notice from the Company, the Company may redeem the Excess Shares or sell, on behalf of the Large Shareholder, the Excess Shares to one or more third parties, at a price per share equal to the lower of (a) the average of the closing sale prices for the shares of Common Stock on the NYSE for the 20 trading days immediately preceding the notice described above from the Company or (b) the closing sale price on the trading day immediately preceding such sale. Once the Company has provided the notice described above, the Large Shareholder may not vote, or receive dividends with respect to, any Excess Shares. For purposes of Article 10, a person shall not be considered to beneficially own a share of the Common Stock solely as a result of an agreement, arrangement or understanding to vote such share if such agreement, arrangement or understanding arises solely from a revocable proxy given in response to a public proxy solicitation made pursuant to, and in compliance with, all applicable laws. Neither JHIL, the Selling Shareholder, nor any entity controlled thereby will be considered a Large Shareholder. This article may have the effect of delaying or preventing a change in control of the Company.

     There are currently no limitations imposed by Dutch law or the Company's Articles of Association on the rights of persons who are not residents of The Netherlands to hold or vote shares of Common Stock, solely as a result of such non-resident status.

                        SHARE CERTIFICATES AND TRANSFER

     The shares of Common Stock will be in registered form only and will be registered in a register kept by or on behalf of the Company by the Transfer Agent and Registrar, evidenced by certificates.

     The shares of Common Stock have been approved for listing (subject to official notice of issuance) on the NYSE.

     The transfer of shares of Common Stock requires a written instrument intended for such purpose and, except when James Hardie itself is a party to such legal act, the written acknowledgment of the transfer by James Hardie or service of the instrument of transfer (or a certified copy or extract thereof) on James Hardie. In order to facilitate such transfer, James Hardie will provide the Transfer Agent and Registrar with powers of attorney to enable execution and acknowledgment of the appropriate documents to comply with Dutch law. Certificates representing shares of Common Stock are transferred by delivery thereof to the Transfer Agent and Registrar on behalf of James Hardie and will be acknowledged by the Transfer Agent and Registrar on behalf of James Hardie by endorsement on the certificate itself or by the issuance of a new share certificate.

     The CUSIP number for the Common Stock is N47235 10 1.

                                    TAXATION

GENERAL

     The following general discussion of the material tax consequences of an investment in the shares of Common Stock is based on the current law applicable in The Netherlands and the United States as in effect on the date of this Prospectus and is subject to changes therein, including changes that could have retroactive effect. This discussion does not purport to describe all tax consequences that may be relevant to a purchaser of Common Stock. The statements set forth below, to the extent they constitute matters of U.S. law, summaries of U.S. legal matters or U.S. legal conclusions, are the opinion of Gibson, Dunn & Crutcher LLP, U.S. tax counsel to the Company, and to the extent they constitute matters of Dutch tax law, summaries of Dutch tax matters or Dutch taxation conclusions, are the opinion of PricewaterhouseCoopers N.V., Dutch tax counsel to the Company. Gibson, Dunn & Crutcher LLP, U.S. tax counsel to the Company, has not opined as to whether the Company is or will become either a "foreign personal holding company" or a "passive foreign investment company" for U.S. tax purposes because such determinations are inherently factual in nature. Except as specifically provided for herein, this discussion does not consider the effect of any foreign, state, local or other tax laws that may be applicable to a purchaser of Common Stock.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF AN INVESTMENT IN SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

UNITED STATES TAXATION

     The following discussion contains a description of the material U.S. federal income tax consequences generally applicable to an investment in the shares of Common Stock ("Shares") by the following persons who invest in Shares pursuant to the Offerings, and who hold such Shares as capital assets ("U.S. Shareholders"): (1) citizens or residents of the United States (as defined for U.S. federal income tax purposes), (2) corporations, partnerships or other entities created or organized in or under the laws of the United States or any political subdivision thereof, (3) estates the income of which is subject to U.S. federal income taxation regardless of its source, and (4) trusts if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all of the substantial decisions of the trust. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a U.S. Shareholder's decision to acquire Shares. In particular, this summary does not address (a) the tax treatment of special classes of U.S. Shareholders, such as financial institutions, life insurance companies, tax-exempt organizations, shareholders whose functional currency is not the U.S. dollar or dealers in securities, (b) the tax treatment of U.S. Shareholders who own (directly or indirectly by attribution through certain related parties) 10% or more of the voting stock of the Company, (c) the application of other U.S. federal taxes such as U.S. federal estate tax, and (d) the application of any aspect of state, local and non-U.S. tax laws.

  Taxation of Distributions

     The gross amount of any distribution by the Company (including any Dutch taxes withheld therefrom) with respect to Shares generally will be included in the gross income of a U.S. Shareholder as dividend income to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles ("earnings and profits"). To the extent that the amount of any distribution is not paid out of earnings and profits of the Company, such amount will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder's adjusted tax basis in the Shares and, to the extent that such amount exceeds the U.S. Shareholder's adjusted tax basis in the Shares, such excess will be taxed as capital gain. See discussion of "Capital Gains Rates" below. Distributions treated as dividends generally will be treated as income from sources outside the United States and generally will be foreign source "passive" income (or, in the case of certain U.S. Shareholders, foreign source "financial services income") for purposes of the foreign tax credit provisions. See discussion of "Credit of Foreign Taxes Withheld" below. U.S. Shareholders will not be entitled to the dividends received deduction with respect to any distributions by the Company treated as dividends.

     The amount of any distribution in Dutch guilders (or another foreign currency) will generally equal the fair market value in U.S. dollars of the Dutch guilders (or other foreign currency) on the date of receipt. A U.S. Shareholder will have a basis for U.S. federal income tax purposes in the Dutch guilders (or other foreign currency) distributed equal to their U.S. dollar value on the date of receipt. Any gain or loss recognized upon the subsequent disposition of the Dutch guilders (or other foreign currency) will generally be U.S. source ordinary income or loss, but individual U.S. Shareholders may be entitled to nonrecognition of any gain realized on the disposition of the Dutch guilders (or other foreign currency) to the extent such gain does not exceed $200 and the realization transaction constitutes a "personal transaction" for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The amount of any distribution of property other than money will be equal to its fair market value on the date of distribution.

  Credit of Foreign Taxes Withheld

     Subject to certain conditions and limitations (including pursuit of refunds to the extent available), the foreign tax legally owed and withheld or paid with respect to dividends on Shares generally will be eligible for credit against a U.S. Shareholder's federal income tax liability. Alternatively, a U.S. Shareholder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which such U.S. Shareholder elects to do so with respect to all foreign income taxes. The rules relating to the determination of the foreign tax credit are complex, and U.S. Shareholders should consult their tax advisors to determine whether and to what extent a foreign tax credit would be available.

     Under certain specific circumstances, and subject to certain limitations and conditions, the Company may be permitted to retain a portion of Dutch withholding taxes that are withheld from dividend distributions to its shareholders, rather than paying such amounts to The Netherlands Tax Administration. This will result from the application of a Netherlands tax credit which may not exceed 3% of the dividend distribution, and which will be available to the extent that the dividend distribution relates to dividends received by the Company from qualifying non-Netherlands subsidiaries, with respect to which at least 5% withholding tax has been withheld. It is unclear whether U.S. Shareholders will be eligible for a foreign tax credit for the retained portion of Dutch withholding taxes. If the U.S. Shareholders are ineligible for a foreign tax credit with respect to this amount, they may be entitled to claim a deduction for such amount for U.S. federal income tax purposes. The Company does not anticipate that a significant portion of dividends will be subject to the above-described rules.

  Sale or Other Disposition of Shares

     Gain or loss, if any, recognized by a U.S. Shareholder on the sale or other disposition of Shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Shareholder's adjusted tax basis in such Shares and the amount realized on the sale or other disposition. Lower marginal tax rates may apply to individual U.S. Shareholders in the case of capital gains, depending on the holding period of Shares sold by such U.S. Shareholders. See discussion of "Capital Gains Rates" below. For U.S. federal income tax purposes, capital losses not offset by capital gain are subject to limitations on deductibility. Gain or loss realized by a U.S. Shareholder on the sale or other disposition of Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit provisions, unless the gain is attributable to an office or fixed place of business maintained by the U.S. Shareholder outside the United States, and certain other conditions are met.

  Capital Gains Rates

     For individual U.S. Shareholders, the difference between the tax rates applicable to capital gain and ordinary income may be significant. The highest marginal income tax rate (disregarding the effect of limitations on deductions) applicable to ordinary income by an individual U.S. Shareholder is 39.6%. Any net capital gain recognized by an individual U.S. Shareholder generally will be taxed at a maximum rate of 20% with respect to capital gain attributable to the sale or exchange of assets held for more than one year. Gain attributable to the sale or exchange of capital assets held for one year or less is short-term capital gain, which is taxable as ordinary income.

  Passive Foreign Investment Company Status

     Special U.S. federal income tax rules apply to U.S. Shareholders owning capital stock of a "passive foreign investment company" (a "PFIC"). A foreign corporation will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income or in which 50% or more of the average value of its assets are considered "passive assets" (generally assets that generate passive income or assets held for the production of passive income). For these purposes, passive income generally does not include interest, dividends or royalties received from related parties. The Company believes that it currently is not a PFIC for U.S. federal income tax purposes and does not anticipate that it will become a PFIC in the future.

     If the Company were classified as a PFIC, a U.S. Shareholder generally would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of Shares or upon receipt of "excess distributions," unless such U.S. Shareholder elects (1) to be taxed currently on its pro rata portion of the Company's income, whether or not such income was distributed in the form of dividends or otherwise, or (2) to mark its Shares to market by accounting for any difference between such Shares' fair market value and adjusted basis at the end of the taxable year by either an inclusion in income or a deduction from income.

  Foreign Personal Holding Company Status

     A foreign corporation will be classified as a "foreign personal holding company" (an "FPHC") if (i) at any time during the corporation's taxable year, five or fewer individuals, who are U.S. citizens or residents, directly or indirectly own more than 50% of the corporation's capital stock (by either voting power or value) (the "Shareholder Test") and (ii) the corporation receives at least 60% of its gross income (reduced to at least 50% after the initial year of qualification under certain circumstances), as adjusted, for the taxable year from certain passive sources (the "Income Test"). Although the Company believes that it will meet the Income Test because most of its income will likely be derived from dividends paid by its subsidiaries, the Company believes that the Shareholder Test was not met prior to the Offerings and will not be met immediately after the Offerings. Therefore, the Company believes that it currently is not an FPHC for U.S. federal income tax purposes.

     If the Company were classified as an FPHC, U.S. Shareholders (including certain indirect holders) would be required to include in income, as a dividend, their pro rata share of the Company's undistributed taxable income, as specifically adjusted, if they were holders on the last day of the Company's taxable year (or, if earlier, the last day on which the Company satisfies the Shareholder Test), but such pro rata share would increase their basis in shares of Common Stock by a corresponding amount. In addition, if the Company became an FPHC, U.S. persons who acquire Shares from decedents would not receive a "stepped-up" basis in such Shares. Instead, such a holder would have a tax basis equal to the lower of fair market value or the decedent's basis.

  Information Reporting and Backup Withholding

     In general, information reporting requirements will apply to dividends paid in respect of Shares to non-corporate U.S. Shareholders or the proceeds received on the sale, exchange or redemption of Shares by non-corporate U.S. Shareholders, and such amounts may be subject to a 31% U.S. backup withholding tax. Backup withholding tax will not apply, however, to a U.S. Shareholder who
(1) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact, or (2) furnishes a correct taxpayer identification number or certificate of foreign status and makes certain other required certifications as provided by the backup withholding rules. Generally, a U.S. Shareholder will provide such certifications on Form W-9 (Request for Taxpayer Identification Number and Certification). A U.S. Shareholder who does not furnish the Company with his or her correct taxpayer identification number may also be subject to penalties imposed by the U.S. Internal Revenue Service (the "IRS"). Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Shareholder, provided that the required information is furnished to the IRS.

NETHERLANDS TAXATION

     The statements below represent a broad analysis of the current Netherlands tax law and are limited to tax implications for a holder of shares of Common Stock who is not a citizen or resident or deemed resident of The Netherlands. The description is not to be read as extending by implication to matters not specifically referred to herein and does not purport to be a comprehensive description of all the tax considerations that may be relevant to a prospective investor's decision to acquire shares of Common Stock. Any prospective investor should consult such investor's own tax advisor, as individual circumstances may affect the general tax consequences described in this summary.

  Withholding Tax

     Dividends distributed by the Company generally are subject to a withholding tax imposed by The Netherlands at a rate of 25%. The term "dividends" for this purpose includes, but is not limited to:

          (1) distributions in cash or in kind, constructive distributions, and repayments of additional paid-in capital not recognized as such for Netherlands dividend withholding tax purposes;

          (2) liquidation proceeds, proceeds of redemption of shares of Common Stock or, generally, consideration for the repurchase of shares of Common Stock by the Company in excess of the average paid-in capital recognized for Netherlands dividend withholding tax purposes;

          (3) the par value of shares of Common Stock issued to a holder of shares of Common Stock or an increase of the par value of shares of Common Stock, as the case may be, to the extent that no contribution to capital, recognized for Netherlands dividend withholding tax purposes, was made or will be made; and

          (4) partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that there are net profits, within the meaning of the Dividend Withholding Tax Act, unless the general meeting of shareholders of the Company has previously resolved to make such repayment and provided that the par value of the shares of Common Stock concerned has been reduced by a corresponding amount by changing the Articles of Association of the Company.

     As a result of contributions in shares to the paid-in capital of the Company made prior to the initial public offering, a portion of such paid-in capital may not be recognized for Dutch dividend withholding tax purposes. If a holder of shares of Common Stock is resident in a country with which The Netherlands has concluded a convention to avoid double taxation that is in effect, such holder may, depending on the terms of such double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax. Arguably, repayment of paid-in capital in the manner described in the second part of the sentence in (4) above, may be subject to dividend withholding tax to the extent that dividends have been received from qualifying non-Netherlands subsidiaries out of profits generated after the contribution in shares.

     Under the US-NL Treaty, dividends paid by the Company to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of the Company, 5%, unless the shares of Common Stock held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. The US-NL Treaty provides for a complete exemption for dividends received by exempt pension organizations and exempt organizations, as defined therein. A holder of shares of Common Stock other than an individual will not be eligible for the benefits of the US-NL Treaty if such holder of shares of Common Stock does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the US-NL Treaty.

     A holder of shares of Common Stock (other than an exempt organization or exempt pension organization) generally may claim the benefits of a reduced withholding tax rate pursuant to the US-NL Treaty by submitting a duly signed Form IB 92 USA, which form includes a banker's affidavit stating that the shares of Common Stock are in the bank's custody in the name of the applicant, or that the shares of Common Stock have been shown to the bank as being the property of the applicant. If the Form IB 92 USA is submitted prior to the dividend payment date and all relevant conditions are fulfilled, the Company can apply the reduced withholding tax rate to the dividend payment. A holder of shares of Common Stock unable to claim withholding tax relief in this manner can obtain a refund of excess tax withheld by filing a Form IB 92 USA and describing the circumstances that prevented claiming withholding tax relief at source.

     Holders of shares of Common Stock through DTC will initially receive dividends subject to a withholding tax rate of 25%. An amount equal to 10% of the dividend should be paid to such holders upon timely receipt by the dividend disbursing agent (via any nominee) of required documentation that such holders are eligible for the reduced rate under the US-NL Treaty.

     Qualifying U.S. exempt organizations must seek a full refund of the tax withheld by using Form IB 95 USA, which form also includes a banker's affidavit. An exempt pension organization may obtain a full exemption of the dividend withholding tax at source upon payment of the dividends, provided a duly signed Form IB 92 USA is filed in advance of the payment, which form also includes a banker's affidavit, and all relevant conditions are fulfilled.

  Taxes on Income and Capital Gains

     A holder of shares of Common Stock will not be subject to any Netherlands taxes on income or capital gains in respect of dividends distributed by the Company or in respect of capital gains realized on the disposition of shares of Common Stock (other than the dividend withholding tax described above), provided that:

          (1) such holder is neither resident nor deemed to be resident in The Netherlands;

          (2) such holder does not have a business or an interest in a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the shares of Common Stock are attributable; and

          (3) the shares of Common Stock owned by such holder do not form part of a substantial interest or a deemed substantial interest, as defined, in the share capital of the Company or, if such shares of Common Stock do form part of such an interest, they form part of the assets of a business.

     Shares of Common Stock will generally not form part of a substantial interest if the holder of such shares of Common Stock, alone or together with his spouse, certain other relatives and/or certain persons sharing his household, does not own, directly or indirectly, or is entitled to certain other rights (e.g. options) relating to shares of Common Stock representing 5% or more of the total issued and outstanding capital or the issued and outstanding capital of shares of Common Stock of the Company. A deemed substantial interest generally exists if (part of) a substantial interest has been disposed of or is deemed to have been disposed of without recognition of gain.

     A holder of shares of Common Stock, who meets the conditions set forth in this section under (1) and (2), but who has a substantial interest or a deemed substantial interest, which does not form part of the assets of a business, is generally subject to Netherlands income tax in respect of dividends distributed by the Company or capital gains realized on the disposition of shares of Common Stock, at a rate of up to 25%, if such holder is an individual, or at a rate of 35%, if such holder is not an individual. Such holder is generally entitled to credit Netherlands dividend withholding tax withheld against Netherlands income tax, if any.

     If such holder is resident of a country with which The Netherlands has concluded a convention to avoid double taxation, such holder may, depending on the terms of such double taxation convention, be eligible for an exemption from Netherlands income tax on capital gains realized upon the disposition or deemed disposition of shares of Common Stock, or to a full or partial exemption from Netherlands income tax on dividends distributed by the Company.

     Under the US-NL Treaty, capital gains realized by such holder upon the disposition of shares of Common Stock, provided such holder is a resident, as defined, of the United States, are, with certain exceptions, generally exempt from Netherlands tax on income and capital gains.

     Under the US-NL Treaty, dividends received from the Company by such holder who is a resident of the United States (other than an exempt organization or an exempt pension organization) are with certain exceptions generally eligible for a reduction of The Netherlands income tax liability to 15%. The US-NL Treaty provides for a complete exemption of Netherlands income tax for dividends received by U.S. resident exempt pension organizations and exempt organizations, as defined.

     As indicated above, a holder of shares of Common Stock, other than an individual, will not be eligible for the benefits of the US-NL Treaty if such holder of shares of Common Stock does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the US-NL Treaty.

  Net Wealth Tax

     A holder of shares of Common Stock will not be subject to Netherlands net wealth tax in respect of the shares of Common Stock, provided that such holder is not an individual or, if the holder is an individual, provided that the conditions set forth under paragraphs (1) and (2) of the section "Taxes on Income and Capital Gains" above are met.

  Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of shares of Common Stock by way of a gift by, or on the death of, a holder of shares of Common Stock who is neither resident nor deemed to be resident in The Netherlands, unless:

          (1) such holder has at the time of the gift or had at the time of the holder's death, a business or an interest in a business that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part of a business, as the case may be, the shares of Common Stock are or were attributable; or

          (2) in the case of a gift of shares of Common Stock made by a holder at a time when such holder was not a resident or deemed to be resident in The Netherlands, such holder dies within 180 days after the date of the gift, while being resident or deemed to be resident in The Netherlands.

     For purposes of Netherlands gift and inheritance tax, an individual who holds Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the 10 years preceding the date of the gift or his death.

     For purposes of Netherlands gift tax, an individual not holding Netherlands nationality will be deemed to be resident in The Netherlands if he has been resident in The Netherlands at any time during the 12 months preceding the date of the gift.

  Capital Duty Payable by the Company

     Netherlands capital duty will be payable by the Company at the rate of 1% of any contribution (including cash, in kind and/or deemed capital contributions) made in respect of the shares of Common Stock, including a 1% capital duty payable in The Netherlands on the proceeds received by the Company in any future issuance of shares. Specific exemptions from capital duty were applicable with respect to the contributions to the capital of the Company (excluding certain minimum cash contributions) made prior to the Offerings.

  Other Taxes and Duties

     No other Netherlands registration tax, transfer tax, stamp duty or any similar documentary tax or duty will be payable by investors in the Company in respect of or in connection with the subscription issue, placement, allotment or delivery of the shares of Common Stock.

                                  UNDERWRITING

     The names of the U.S. Underwriters for the United States Offering and the aggregate number of shares of Common Stock that each has severally agreed to purchase from the Selling Shareholder, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                     U.S. UNDERWRITERS                        NUMBER OF SHARES
                     -----------------                        ----------------
Warburg Dillon Read LLC.....................................
Credit Suisse First Boston Corporation......................
Merrill Lynch Pierce, Fenner & Smith
             Incorporated...................................
                                                                 ---------
          Total.............................................     6,375,000
                                                                 =========

     The U.S. Managing Underwriter is Warburg Dillon Read LLC.

     The names of the International Underwriters for the International Offering and the aggregate number of shares of Common Stock that each has severally agreed to purchase from the Selling Shareholder, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                 INTERNATIONAL UNDERWRITERS                   NUMBER OF SHARES
                 --------------------------                   ----------------
UBS AG, acting through its division Warburg Dillon Read.....
Credit Suisse First Boston (Europe) Limited.................
Merrill Lynch International.................................
                                                                 ---------
          Total.............................................     1,125,000
                                                                 =========

     The International Managing Underwriter is UBS AG, acting through its division Warburg Dillon Read.

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The per share price to the public and the per share underwriting discounts and commissions for the Offerings will be identical. The closing of the United States Offering is a condition to the closing of the International Offering, and vice versa.

     If any shares of Common Stock offered are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any U.S. Underwriter or International Underwriter defaults in its obligation to purchase the shares to be purchased by it and if the aggregate obligations of the U.S. Underwriters or International Underwriters so defaulting do not exceed 10% of the shares offered in the United States Offering or the International Offering, respectively, the remaining U.S. Underwriters, or some of them, or the remaining International Underwriters, or some of them, as the case may be, must assume such obligations.

     The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover page
hereof, or at such price less a concession not in excess of $     per share on
sales to certain dealers. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain other dealers.
The shares offered hereby will be delivered when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offerings without notice. The Underwriters reserve the right to reject any order for the purchase of the shares of Common Stock offered hereby. After the initial public offering of the shares of Common Stock, the public offering price, the concession and the reallowance may be changed by the U.S. Managing Underwriter or the International Managing Underwriter.

     Pursuant to the Agreement Between the U.S. Underwriters and International Underwriters (the "Agreement Between Underwriters"), each U.S. Underwriter has represented and agreed that, with certain exceptions, (1) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (2) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (1) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and (2) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute any prospectus relating to the International Shares within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between Underwriters. As used herein "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the U.S. Underwriters and the International Underwriters are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement Between Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. As a result, shares of Common Stock originally purchased pursuant to the U.S. Underwriting Agreement may be sold outside the United States and Canada, and shares of Common Stock originally purchased pursuant to the International Underwriting Agreement may be sold in the United States or Canada. The price of any shares so sold will, unless otherwise agreed, be the price to the public, less an amount not greater than the selling concession.

     Pursuant to the Agreement Between Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

     Pursuant to the Agreement Between Underwriters, each International Underwriter has represented and agreed that: (1) it has not offered or sold and during the period of six months from the date hereof will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995 (the "Regulations"); (2) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the offer of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     In any jurisdiction this Prospectus is for distribution only to persons to whom it may lawfully be issued and only in accordance with the laws and regulations of such jurisdiction. The distribution of this Prospectus and the offer and the sale of the Common Stock offered hereby may be restricted by law in certain jurisdictions. Persons who receive this Prospectus must inform themselves about and observe such restrictions.

     In Belgium, this Prospectus is being distributed only to banks, subscribers and other persons, distribution to whom will not contravene any relevant laws or restrictions regarding the public offering of securities.

     Neither this Prospectus, which has not been approved by, nor registered nor filed with the Commission des Operations de Bourse, nor any other offering material relating to the shares of Common Stock may be used in connection with any offer for subscription or sale of the shares of Common Stock to the public in France or be distributed to the public in France other than to a limited number of institutional investors (excluding investment trusts or funds) acting for their own account. Persons into whose possession this material comes must inform themselves about and observe any such restrictions. This material does not constitute and may not be used for or in connection with either an offer to any person to whom it is unlawful to make such an offer or a solicitation by anyone not authorized so to act.

     The Selling Shareholder has granted to the U.S. Underwriters an option, which may be exercised within 30 days after the date of this Prospectus, to purchase up to an additional 1,125,000 shares of Common Stock to cover over-allotments, if any, on the same terms per share. To the extent the U.S. Underwriters exercise this option, each of the U.S. Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial commitment.

     The Company, the Selling Shareholder and JHIL have agreed, subject to certain limited exceptions, that they will not sell, offer or agree to sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or warrants or other rights to purchase Common Stock or any other securities of the Company that are substantially similar to Common Stock or permit the registration under the Securities Act of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Warburg Dillon Read LLC.

     The Company, the Selling Shareholder and JHIL have agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Warburg Dillon Read LLC and its affiliates have rendered certain financial advisory and investment banking services to JHIL and its affiliates, including in connection with the Reorganization, for which they have received customary fees.

     The U.S. Managing Underwriter and the International Managing Underwriter have advised the Company and the Selling Shareholder that they do not expect sales to discretionary accounts by the Underwriters to exceed 5% of the total number of shares sold in the Offerings.

     At the request of the Company, the Underwriters have reserved for sale, at the initial public offering price, up to 375,000 of the shares of Common Stock offered hereby for employees, officers and business associates of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered thereby.

     In connection with the Offerings, the U.S. Managing Underwriter and the International Managing Underwriter, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions or penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the U.S. and the International Managing Underwriters to reclaim a selling concession from a syndicate member when shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Prior to the Offerings, there has been no public market for the shares of Common Stock. Consequently, the offering price will be determined by negotiations among the Selling Shareholder, the U.S. Managing Underwriter and the International Managing Underwriter. Among the principal factors considered in such negotiations will be the prevailing market and general economic conditions, the price-to-earnings ratios of other publicly traded companies, the revenues and earnings of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development. Additionally, consideration will be given to the general state of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offerings are made.

     The shares of Common Stock have been approved for listing (subject to official notice of issuance) on the NYSE. In connection with the listing of the Common Stock on the NYSE, the Underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial holders.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by De Brauw Blackstone Westbroek N.V. Advice with respect to Dutch tax matters has been provided by PricewaterhouseCoopers N.V., Dutch tax advisors to the Company. Certain legal matters in connection with the Offerings will be passed upon for the Company by Gibson, Dunn & Crutcher LLP and for the Underwriters by Davis Polk & Wardwell. Gibson, Dunn & Crutcher LLP and Davis Polk & Wardwell will rely on the opinions of De Brauw Blackstone Westbroek N.V. with respect to all matters of Dutch law and PricewaterhouseCoopers N.V. with respect to Dutch tax law matters.

                                    EXPERTS

     The consolidated balance sheets as of March 31, 1997 and 1998, and the consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 1998, included in this Prospectus have been included herein in reliance on the report of PricewaterhouseCoopers, Australia, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form F-1 filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified by such reference.

     As a result of the United States Offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to "foreign private issuers," and in accordance therewith will file reports, including annual reports, and other information with the Commission. Such reports and other information may be obtained, upon written request, from the Transfer Agent and Registrar at its principal office located at 40 Wall Street, New York, New York 10005. Such reports and other information may also be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, reports and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the short-swing profit recovery provisions set forth in Section 16 of the Exchange Act. The Company intends to furnish its shareholders with annual reports containing consolidated financial statements examined by an independent accounting firm and with quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                        ENFORCEMENT OF CIVIL LIABILITIES

     The Company is incorporated under the laws of The Netherlands with its corporate seat in Amsterdam, The Netherlands. Certain of the Company's directors, executive officers and subsidiaries, and certain of the experts named herein, are residents of jurisdictions outside the United States and significant assets of the Company and of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or such other persons, or to enforce outside the United States judgments obtained against such persons in the U.S. courts, or to enforce in U.S. courts judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

     The Company has been advised by its Dutch counsel, De Brauw Blackstone Westbroek N.V., that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. In the view of such counsel, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a court of competent jurisdiction in The Netherlands, such party may submit in the course of such proceedings the final judgment that has been rendered in the United States. If a Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in The Netherlands would, in principle, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravenes Netherlands' public policy. In addition, there is doubt as to whether a court in The Netherlands would render a judgment in an original action predicated solely upon the federal securities laws of the United States. Further, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. See "Risk Factors -- Potential Difficulties in Protecting Shareholder Rights and in Enforcing Civil Liabilities."

                     NOTICE TO ONTARIO AND QUEBEC RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Common Stock in Ontario or Quebec is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholder prepare and file a prospectus with the securities regulatory authorities in Ontario or Quebec. Accordingly, any resale of the shares of Common Stock in Ontario or Quebec must be made in accordance with Ontario or Quebec securities laws which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Ontario or Quebec securities regulatory authority. PURCHASERS ARE ADVISED TO SEEK LEGAL ADVICE PRIOR TO ANY RESALE OF THE SHARES OF COMMON STOCK IN ONTARIO OR QUEBEC.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of shares of Common Stock in Ontario or Quebec who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholder and the dealer from whom such purchase confirmation is received that
(1) such purchaser is entitled under applicable Ontario or Quebec securities laws to purchase such shares of Common Stock without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, (3) such purchaser has reviewed the text above under "Resale Restrictions," (4) such purchaser is basing its investment decision solely on the basis of this document and not on any other information concerning the Company or this Offering and (5) such purchaser shall, where required, execute all private placement reports as and when required under Ontario and Quebec securities laws, as appropriate.

RIGHTS OF ACTION

     The Company is organized under the laws of The Netherlands. The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein and the Selling Shareholder may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company, the Selling Shareholder or such persons. All or a substantial portion of the assets of the Company, the Selling Shareholder and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company, the Selling Shareholder or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company, the Selling Shareholder or persons outside of Canada.

RESPONSIBILITY

     Except as otherwise expressly required by applicable law, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or any dealer as to the accuracy or completeness of the information contained herein or any other information provided by the Company in connection with the Offering of Common Stock.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Ontario and Quebec purchasers of shares of Common Stock should consult their own legal and tax advisors with respect to tax consequences of an investment in the shares of Common Stock in their particular circumstances and with respect to the eligibility of the shares for investment by the purchasers under relevant provincial or Canadian legislation.

                      [This page intentionally left blank]

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

JAMES HARDIE N.V. AND SUBSIDIARIES:
  Report of Independent Accountants.........................   F-2
  Consolidated Balance Sheets as of March 31, 1997 and 1998
     and as of December 31, 1998 (Unaudited)................   F-3
  Consolidated Statements of Income for the Years Ended
     March 31, 1996, 1997 and 1998 and the Nine Months Ended
     December 31, 1997 and 1998 (Unaudited).................   F-4
  Consolidated Statements of Cash Flows for the Years Ended
     March 31, 1996, 1997 and 1998 and the Nine Months Ended
     December 31, 1997 and 1998 (Unaudited).................   F-5
  Consolidated Statements of Changes in Shareholders' Equity
     for the Years Ended March 31, 1996, 1997 and 1998 and
     the Nine Months Ended December 31, 1997 and 1998
     (Unaudited)............................................   F-6
  Notes to Consolidated Financial Statements................   F-8
  Supplementary Data: Quarterly Financial Data
     (Unaudited)............................................  F-43

                         FINANCIAL STATEMENT SCHEDULES

                                                              PAGE
                                                              ----
Schedule II  Valuation and Qualifying Accounts:
  See Note 3, Accounts Receivable, to the Consolidated
     Financial Statements...................................  F-13
  See Note 13, Income Taxes, to the Consolidated Financial
     Statements.............................................  F-25

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
James Hardie N.V. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie N.V. and Subsidiaries at March 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with Australian Auditing Standards which have been applied on a basis consistent with generally accepted auditing standards in the United States, and which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers

Sydney, Australia
May 12, 1998

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           (MILLIONS OF U.S. DOLLARS)

                                     ASSETS

                                                                   MARCH 31,
                                                              --------------------    DECEMBER 31,
                                                                1997        1998          1998
                                                              --------    --------    ------------
                                                                                      (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $  338.6    $  350.0      $   33.5
  Accounts and notes receivable, net of allowance for
    doubtful accounts of $4.8 million
    and $5.4 million as of March 31, 1997 and 1998,
    respectively and $4.3 million
    as of December 31, 1998.................................     169.3       125.3          98.0
  Inventories...............................................      84.3        63.7          72.1
  Prepaid expenses and other current assets.................       6.8        13.5          21.9
  Deferred tax assets.......................................      12.6        53.3           0.8
  Net current assets -- discontinued operations.............      47.7          --            --
  Related party receivables -- JHIL.........................        --          --         160.6
                                                              --------    --------      --------
        Total current assets................................     659.3       605.8         386.9
Cash on deposit.............................................      49.0          --            --
Long-term receivables.......................................       5.4        11.0          12.2
Investments.................................................      31.0        14.6           3.1
Equity investments..........................................     179.2          --            --
Property, plant and equipment, net..........................     400.5       479.0         489.2
Intangibles, net............................................      38.0        36.4          35.2
Mineral reserves............................................      25.4        24.7          26.7
Prepaid pension cost........................................       8.0        12.2          10.4
Deferred tax assets.........................................      62.6        58.0          44.8
Net non-current assets -- discontinued operations...........      75.6          --            --
                                                              --------    --------      --------
        Total assets........................................  $1,534.0    $1,241.7      $1,008.5
                                                              ========    ========      ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $   97.2    $  112.4      $   75.9
  Bank overdraft............................................       5.3         2.1           3.2
  Short term debt facility..................................      18.4        35.3          25.0
  Current portion of related party borrowings...............      70.3          --            --
  Accrued compensation......................................      13.8        12.0          12.1
  Accrued product warranties................................      16.9        11.4           3.4
  Firmandale liability......................................        --        61.7            --
  Deferred tax liability....................................       1.3          --          22.9
  Related party payables -- JHIL............................        --          --         146.9
  Other liabilities.........................................      10.8        16.1           8.5
                                                              --------    --------      --------
        Total current liabilities...........................     234.0       251.0         297.9
Long term debt..............................................     470.2       496.3         347.5
Related party borrowings....................................     202.8          --            --
Firmandale liability........................................      55.6          --            --
Deferred tax liability......................................        --        13.7          14.8
Other liabilities...........................................      19.6        14.9          10.4
                                                              --------    --------      --------
        Total liabilities...................................     982.2       775.9         670.6
                                                              --------    --------      --------
Minority interest...........................................       7.0          --            --
                                                              --------    --------      --------
Commitments and contingencies (Note 11)
Shareholders' equity:
  Capital...................................................     533.1       551.7            --
  Common stock, 150,000,000 shares authorized, 50,000,000
    shares, NLG 0.02 par value shares issued and outstanding
    at December 31, 1998....................................        --          --           0.6
  Contributed surplus.......................................        --          --         448.8
  Retained earnings.........................................        --          --           8.6
  Executive and employee loans..............................      (4.1)      (10.6)           --
  Accumulated other comprehensive income (loss).............      15.8       (75.3)       (120.1)
                                                              --------    --------      --------
        Total shareholders' equity..........................     544.8       465.8         337.9
                                                              --------    --------      --------
        Total liabilities and shareholders' equity..........  $1,534.0    $1,241.7      $1,008.5
                                                              ========    ========      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
               (MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                                 NINE MONTHS
                                                  YEARS ENDED MARCH 31,      ENDED DECEMBER 31,
                                               ---------------------------   -------------------
                                                1996      1997      1998       1997       1998
                                               -------   -------   -------   --------   --------
                                                                                 (UNAUDITED)
Net sales....................................  $ 624.9   $ 713.4   $ 822.3   $ 629.1    $ 631.1
Cost of goods sold...........................   (429.9)   (508.7)   (592.3)   (444.7)    (448.0)
                                               -------   -------   -------   -------    -------
     Gross profit............................    195.0     204.7     230.0     184.4      183.1
Selling, general and administrative
  expenses...................................   (134.1)   (150.3)   (142.7)   (108.1)    (108.7)
Restructuring and other operating expenses
  (Note 12)..................................       --     (38.8)     (5.1)     (2.2)      (1.2)
                                               -------   -------   -------   -------    -------
     Operating profit........................     60.9      15.6      82.2      74.1       73.2
Interest expense.............................    (48.7)    (39.6)    (37.6)    (28.1)     (23.8)
Interest expense -- related parties..........    (17.3)    (16.9)    (11.3)    (10.5)        --
Interest income..............................     33.1      30.8      28.3      21.2       12.4
Equity income -- RCI Corporation.............      7.9       9.2       6.2       4.8         --
Other nonoperating expenses, net (Note 12)...    (15.0)    (14.6)    (12.1)    (10.5)      (4.8)
                                               -------   -------   -------   -------    -------
     Income (loss) from continuing operations
       before income tax (expense) benefit...     20.9     (15.5)     55.7      51.0       57.0
Income tax (expense) benefit.................     (2.8)      3.0     (25.0)    (19.2)     (22.6)
                                               -------   -------   -------   -------    -------
     Income (loss) from continuing
       operations............................     18.1     (12.5)     30.7      31.8       34.4
                                               -------   -------   -------   -------    -------
Discontinued operations:
Income (loss) from discontinued operations,
  net of income tax (expense) benefit of $9.8
  million, $(0.6) million and $(2.1) million
  for the years ended March 31, 1996, 1997
  and 1998, respectively and net of income
  tax (expense) benefit of $(2.7) million for
  the nine months ended December 31, 1997....     (5.8)    (18.1)      4.2       4.7         --
Gain on disposal, net of income tax (expense)
  benefit of $(5.7) million and $9.7 million
  for the years ended March 31, 1997 and
  1998, respectively and net of income tax
  (expense) benefit of $9.8 million for the
  nine months ended December 31, 1997........       --     121.4       6.0       4.9         --
                                               -------   -------   -------   -------    -------
     Income (loss) from discontinued
       operations............................     (5.8)    103.3      10.2       9.6         --
                                               -------   -------   -------   -------    -------
     Extraordinary loss of $(11.8) million
       net of income tax benefit of $3.5
       million for early extinguishment of
       debt..................................       --        --        --        --       (8.3)
                                               -------   -------   -------   -------    -------
     Net income..............................  $  12.3   $  90.8   $  40.9   $  41.4    $  26.1
                                               =======   =======   =======   =======    =======
Earnings per share -- basic and diluted (Note
  2):
  Income (loss) from continuing operations...  $  0.38   $ (0.26)  $  0.62   $  0.64    $  0.69
  Income (loss) from discontinued
     operations..............................  $ (0.12)  $  2.14   $  0.21   $  0.19    $    --
  Extraordinary loss.........................       --        --        --        --    $ (0.17)
  Net income per share.......................  $  0.26   $  1.88   $  0.83   $  0.83    $  0.52

  The accompanying notes are an integral part of these consolidated financial statements.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (MILLIONS OF U.S. DOLLARS)

                                                                                                   NINE MONTHS
                                                                  YEARS ENDED MARCH 31,         ENDED DECEMBER 31,
                                                              -----------------------------    --------------------
                                                               1996       1997       1998        1997        1998
                                                              -------    -------    -------    --------    --------
                                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  12.3    $  90.8    $  40.9    $   41.4    $   26.1
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Gain on disposal of subsidiaries and businesses...........       --     (121.4)      (6.0)       (4.9)         --
  Goodwill impairment (Note 8 and Note 12)..................       --       31.8         --          --          --
  Depreciation and amortization.............................     53.5       59.7       43.8        31.9        29.2
  Obsolete equipment writedown..............................       --       11.4         --          --          --
  Equity income from RCI Corporation........................     (7.9)      (9.2)      (6.2)       (6.2)         --
  Firmandale provisions.....................................     14.8       11.4        9.0         4.3       (57.3)
  Deferred income taxes.....................................    (26.8)     (25.7)       6.4         6.5        27.7
  Prepaid pension cost......................................      4.3        7.6        9.7         9.2         2.0
  Other.....................................................     11.4       14.8        6.3        (3.3)       (9.0)
Changes in operating assets and liabilities:
  Accounts receivable, prepaids and other current assets....     (7.8)     (22.2)      41.0        52.5       (15.3)
  Inventories...............................................     30.7      (14.6)       4.0        (3.6)       (8.1)
  Accounts payable and accrued liabilities..................      3.2       44.1      (31.1)      (23.5)        9.0
  Other provisions..........................................     (7.5)       4.3       (8.7)       (3.9)      (21.0)
                                                              -------    -------    -------    --------    --------
    Net cash provided by operating activities...............     80.2       82.8      109.1       100.4       (16.7)
                                                              -------    -------    -------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment...............   (100.5)    (159.4)    (147.7)     (129.8)     (111.7)
  Proceeds from sale of property, plant, and equipment......     19.8       37.0       14.0         6.3         4.1
  Payments for subsidiaries and businesses, net of cash
    acquired................................................     (3.1)    (103.4)        --          --          --
  Disposal of subsidiaries and businesses, net of cash
    invested................................................      5.9      310.0       61.4        61.4       (10.5)
  Purchases of investments and negotiable securities........     (0.8)     (25.4)     (41.2)      (40.6)       (7.9)
  Proceeds from sale and maturity of investments............     36.0       65.8       65.3        52.5         7.2
  Loans to other entities...................................     (0.7)      (4.8)      (0.2)       (0.2)         --
  Loans repaid by other entities............................      4.0        2.9        1.7         1.7         1.0
  Payments for intangibles..................................     (0.1)      (4.3)        --          --          --
                                                              -------    -------    -------    --------    --------
  Net cash provided by (used in) investing activities.......  $ (39.5)   $ 118.4    $ (46.7)   $  (48.7)   $ (117.8)
                                                              -------    -------    -------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings..................................  $ 664.1    $ 821.1    $ 402.2    $  316.2       551.7
  Repayments of borrowings..................................   (705.9)    (727.4)    (450.1)     (363.5)     (699.7)
  Proceeds from issuance of capital.........................      0.7         --        7.0         4.5          --
  Proceeds from outside equity interests....................       --        6.3       14.6        10.9          --
  Payments to outside equity interests (Note 6).............       --      (72.1)        --          --
  Dividends paid............................................    (36.9)     (16.6)     (28.1)      (28.1)      (18.7)
  Contribution (dividend) with respect to excluded
    businesses..............................................     (9.9)       3.3       (9.5)       (7.6)         --
  Cash transferred with Retained Assets and Liabilities.....       --         --         --          --        (1.4)
                                                              -------    -------    -------    --------    --------
    Net cash provided by (used in) financing activities.....    (87.9)      14.6      (63.9)      (67.6)     (168.1)
                                                              -------    -------    -------    --------    --------
Effects of exchange rate changes on cash....................      1.8        1.7      (40.0)      (36.9)      (13.9)
                                                              -------    -------    -------    --------    --------
Net increase (decrease) in cash and cash equivalents........    (45.4)     217.5      (41.5)      (52.8)     (316.5)
Cash and cash equivalents at beginning of year..............    219.4      174.0      391.5       391.5       350.0
                                                              -------    -------    -------    --------    --------
Cash and cash equivalents at end of year....................  $ 174.0    $ 391.5    $ 350.0    $  338.7    $   33.5
                                                              =======    =======    =======    ========    ========
COMPONENTS OF CASH AND CASH EQUIVALENTS:
  Cash at bank and on hand -- continuing operations.........  $  (0.6)   $  58.5    $  29.3    $   24.1    $   12.5
  Cash at bank and on hand -- discontinued operations.......     11.4        3.9         --          --          --
  Negotiable securities.....................................      9.6        4.6         --          --          --
  Deposits..................................................    153.6      324.5      320.7       314.6        21.0
                                                              -------    -------    -------    --------    --------
Cash and cash equivalents at end of year....................  $ 174.0    $ 391.5    $ 350.0    $  338.7    $   33.5
                                                              =======    =======    =======    ========    ========
Cash and cash equivalents at year end comprise:
Current assets -- cash and cash equivalents.................    142.1      338.6      350.0       338.7        33.5
Cash on deposit.............................................     20.5       49.0         --          --          --
Discontinued operations.....................................     11.4        3.9         --          --          --
                                                              -------    -------    -------    --------    --------
                                                                174.0      391.5      350.0       338.7        33.5
                                                              =======    =======    =======    ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:
Cash paid during the year for interest......................  $  60.9    $  42.4    $  30.9    $   26.4    $   35.9
Cash paid during the year for income taxes..................  $  22.7    $  29.2    $  12.3    $   12.3    $    9.7

---------------

  The accompanying notes are an integral part of these consolidated financial statements.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           (MILLIONS OF U.S. DOLLARS)

                                                                   EXECUTIVE    ACCUMULATED
                                                                      AND          OTHER
                                                                   EMPLOYEE    COMPREHENSIVE
                                                        CAPITAL      LOANS     INCOME (LOSS)   TOTAL
                                                        -------    ---------   -------------   ------
Balance as of March 31, 1995..........................  $481.4      $ (4.7)       $(13.3)      $463.4
Comprehensive income:
  Net income..........................................    12.3                                   12.3
  Other comprehensive income:
     Foreign currency translation adjustment..........                              28.7         28.7
     Unrealized loss on available-for-sale
       securities.....................................                              (0.7)        (0.7)
                                                                                  ------       ------
     Other comprehensive income.......................                              28.0         28.0
                                                                                               ------
     Total comprehensive income.......................                                           40.3
Dividends paid........................................   (36.9)                                 (36.9)
Deemed dividend with respect to excluded businesses...    (9.9)                                  (9.9)
Issuance of capital...................................     5.1        (4.4)                       0.7
Stock compensation....................................     0.7                                    0.7
Executive and employee loans..........................                 2.1                        2.1
                                                        ------      ------        ------       ------
Balance as of March 31, 1996..........................   452.7        (7.0)         14.7        460.4
Comprehensive income:
  Net income..........................................    90.8                                   90.8
  Other comprehensive income:
     Foreign currency translation adjustment..........                               1.6          1.6
     Unrealized loss on available-for-sale
       securities.....................................                              (0.5)        (0.5)
                                                                                  ------       ------
     Other comprehensive income.......................                               1.1          1.1
                                                                                               ------
     Total comprehensive income.......................                                           91.9
Dividends paid........................................   (16.6)                                 (16.6)
Deemed dividend with respect to excluded businesses...     3.3                                    3.3
Stock compensation....................................     2.9                                    2.9
Executive and employee loans..........................                 2.9                        2.9
                                                        ------      ------        ------       ------
Balance as of March 31, 1997..........................   533.1        (4.1)         15.8        544.8
Comprehensive income:
  Net income..........................................    40.9                                   40.9
  Other comprehensive income:
     Foreign currency translation adjustment..........                             (89.6)       (89.6)
     Unrealized loss on available-for-sale
       securities.....................................                              (1.5)        (1.5)
                                                                                  ------       ------
     Other comprehensive income.......................                             (91.1)       (91.1)
                                                                                               ------
     Total comprehensive income.......................                                          (50.2)
Dividends paid........................................   (28.1)                                 (28.1)
Deemed dividend with respect to excluded businesses...    (9.5)                                  (9.5)
Issuance of capital...................................    14.8        (7.8)                       7.0
Stock compensation....................................     0.5                                    0.5
Executive and employee loans..........................                 1.3                        1.3
                                                        ------      ------        ------       ------
Balance as of March 31, 1998..........................  $551.7      $(10.6)       $(75.3)      $465.8
                                                        ======      ======        ======       ======

                                                        (continued on next page)

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                                  (UNAUDITED)
                           (MILLIONS OF U.S. DOLLARS)

                                                                              RETAINED
                                                                              EARNINGS                  ACCUMULATED
                                                                             ACCUMULATED   EXECUTIVE       OTHER
                                                   PAR VALUE                    FROM          AND      COMPREHENSIVE
                                                   NLG 0.02    CONTRIBUTED   NOVEMBER 1,   EMPLOYEE       INCOME
                                         CAPITAL   PER SHARE     SURPLUS        1998         LOANS        (LOSS)       TOTAL
                                         -------   ---------   -----------   -----------   ---------   -------------   ------
Balance as of March 31, 1998...........  $551.7                                             $(10.6)       $ (75.3)     $465.8
Comprehensive income:
  Net income...........................    17.5                                   8.6                                    26.1
  Other comprehensive income:
     Foreign currency translation
       adjustment......................                                                                     (46.1)      (46.1)
     Unrealized loss on
       available-for-sale securities...                                                                      (0.6)       (0.6)
     Unrealized gain on
       available-for-sale securities
       transferred to JHIL.............                                                                       1.9         1.9
                                                                                                          -------      ------
     Other comprehensive income........                                                                     (44.8)      (44.8)
                                                                                                                       ------
     Total comprehensive income........                                                                                 (18.7)
Dividends paid.........................   (18.7)                                                                        (18.7)
Stock compensation.....................     0.2                                                                           0.2
Executive and employee loans...........                                                        0.4                        0.4
Transfers to (from) JHIL...............  (101.3)                                              10.2                      (91.1)
Recapitalization at November 1, 1998...  (449.4)       0.6        448.8                                                   0.0
                                         ------     ------       ------        ------       ------        -------      ------
Balance as of December 31, 1998........  $   --     $  0.6       $448.8        $  8.6       $   --        $(120.1)     $337.9
                                         ======     ======       ======        ======       ======        =======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. BACKGROUND AND BASIS OF PRESENTATION

BACKGROUND

     On July 2, 1998, James Hardie Industries Limited ("JHIL") announced a plan of reorganization and capital restructuring (the "Reorganization"). James Hardie N.V. (and together with its subsidiaries, the "Company" or "James Hardie") was incorporated in August 1998, all of the common stock of which was owned by indirect subsidiaries of JHIL. On October 16, 1998, the Reorganization was approved by JHIL's shareholders. Effective as of November 1, 1998, JHIL contributed its fiber cement businesses, its U.S. gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to the Company. In connection with the Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the "Retained Assets and Liabilities").

BASIS OF PRESENTATION

     For the periods prior to November 1, 1998, the effective date of the Reorganization, the Company's consolidated financial statements retroactively reflect the results of operations, cash flows, changes in equity and financial position of the Retained Assets and Liabilities in addition to the Transferred Businesses. Such consolidated financial statements exclude the results of operations, cash flows and financial position of an amusement park, a healthcare organization and certain asbestos-related costs and liabilities related to businesses abandoned by JHIL in 1987 because of their dissimilar and unrelated nature to the Transferred Businesses. Commencing with the effective date of the Reorganization, the Company's unaudited interim consolidated financial statements reflect the results of operations, cash flows, changes in equity and financial position of the Company and its consolidated subsidiaries on a stand-alone basis and therefore also exclude the Retained Assets and Liabilities.

     The contribution of the Transferred Businesses to the Company pursuant to the Reorganization was recorded by the Company at the carry-over historical cost basis because the Company and the Transferred Businesses were under the common control of JHIL. On the effective date of the Reorganization, the Company recorded the recapitalization of shareholders' equity and, in addition, the financial adjustments required to eliminate the Retained Assets and Liabilities were recorded as a deemed transfer to JHIL.

     Interest expense, income tax expense and selling, general and administrative expenses included in the consolidated financial statements reflect the historical expenses associated with borrowings of JHIL, the previous Australian and international tax structure, the compensation costs associated with JHIL's stock purchase and option arrangements and the costs of JHIL's head office functions located in Sydney, Australia. All such costs incurred by JHIL are included in these consolidated financial statements. The borrowings have been repaid and new indebtedness has been incurred. The Company has substantially restructured its international tax arrangements, plans to make awards under new stock compensation plans and has established new operational headquarters in the United States. Accordingly, the historical consolidated balance sheets, statements of income, cash flows and changes in equity presented herein are not necessarily indicative of the results of operations and financial condition of the Company had the Reorganization been consummated prior to such periods. Assuming that the Reorganization occurred at the start of the relevant period, unaudited pro forma net sales, income from continuing operations and earnings per share would have been $822.3 million, $42.7 million and $0.86 and $631.1 million, $40.3 million and $0.81 for the year ended March 31, 1998 and the nine months ended December 31, 1998, respectively. These pro forma results do not purport to be indicative of what would have occurred had the Reorganization been consummated as of such dates or of the Company's future results or earnings per share.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

UNAUDITED INTERIM FINANCIAL INFORMATION

     The information furnished in the consolidated financial statements for the nine month periods ended December 31, 1998 and 1997, respectively, the quarter ended March 31, 1998, and for the quarters ended June 30, September 30 and December 31, 1998 and 1997, respectively, is unaudited but includes all adjustments which, in the opinion of management is necessary for a fair presentation of results, cash flows and financial position of the respective interim periods. Such adjustments are of a normal recurring nature, except for the adjustments related to the Reorganization described above. Interim financial statements are by necessity somewhat tentative; judgements are used to estimate interim amounts for items that are normally determinable only on an annual basis.

 2. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     The Company manufactures and sells fiber cement building products for internal and external building construction applications primarily in the United States, Australia, New Zealand and the Philippines. In addition, the Company produces gypsum wallboard products in the United States. It also manufactures modular relocatable buildings, insulated steel panel products and windows in Australia and New Zealand.

ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The U.S. dollar is used as the reporting currency. All subsidiaries are consolidated and all significant intercompany transactions and balances are eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

     All assets and liabilities are translated into U.S. dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in a separate component of equity. Prior to the Reorganization financial instruments were used to hedge, from an Australian dollar perspective, the amount of its net investment in foreign operations. After the Reorganization, the Company uses financial instruments to hedge, from a U.S. dollar perspective, the amount of its net investment in foreign operations. Gains and losses, net of taxes, arising on such hedges are recognized in the cumulative translation adjustment account in equity. Gains and losses arising from foreign currency transactions are recognized in income currently.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with maturities of three months or less when acquired. Cash and cash equivalents include a deposit designated, but not legally restricted, for legal settlement of the Firmandale litigation (see Note 12) in the amount of $49.0 million and $61.7 million at March 31, 1997 and 1998, respectively. There are no deposits designated for Firmandale at December 31, 1998. Effective with the

                       JAMES HARDIE N.V. AND SUBSIDIARIES

Reorganization, Firmandale forms part of the Retained Assets and Liabilities of JHIL and therefore the Company has no exposure to Firmandale.

INVENTORIES

     Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead.

INVESTMENTS

     Management determines the proper classifications of investments at the time of purchase and re-evaluates such designations at each balance sheet date. All marketable securities were designated as available for sale securities. Accordingly, these securities are stated at fair value, with unrealized gains and losses charged to a separate component of equity, net of taxes. Realized gains and losses on sales of investments are recognized in income currently.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their fair market value at the date of the acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

                                                                YEARS
                                                              ---------
Buildings...................................................     40
Building improvements.......................................   5 to 10
Modular relocatable building lease fleet....................     10
Machinery and equipment.....................................   5 to 20
Computer equipment..........................................   3 to 4
Office furniture and equipment..............................   3 to 10

     The cost of additions and improvements is capitalized, while maintenance and repair costs are expensed as incurred. Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in income.

INTANGIBLES

     Intangibles consist primarily of goodwill, which represents cost in excess of the fair value of the identifiable net assets of businesses acquired. Goodwill is amortized using the straight-line method over the period such additional value is expected to be realized, typically twenty to twenty-five years.

IMPAIRMENT OF LONG-LIVED ASSETS

     The Company evaluates its long-lived assets, including goodwill, for financial impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cashflows associated with them. At the time such

                       JAMES HARDIE N.V. AND SUBSIDIARIES
evaluations indicate that the future undiscounted cashflows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

ENVIRONMENTAL

     Environmental remediation expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

MINERAL RESERVES

     The Company records acquired gypsum and silica mineral proven and probable ore reserves at their fair market value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

REVENUE RECOGNITION

     Sales revenue is recognized when products are shipped or as services are rendered. Construction contract revenues are recognized using the percentage-of-completion method based on the costs incurred relative to total estimated costs. Provisions for anticipated losses on construction contracts are recognized in income currently. Rental income from the modular relocatable building lease fleet is recognized on a monthly basis in accordance with the terms of the operating leases. Sales revenue is presented net of sales returns and allowances.

ACCRUED WARRANTY

     An accrual for estimated future warranty costs is recorded based on the historical relationship of warranty costs to sales.

FINANCIAL INSTRUMENTS

     Interest rate swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates and foreign currency exchange rates. Where such contracts are designated as, and effective as, a hedge, gains and losses arising on such contracts are deferred and recognized on a basis consistent with corresponding losses and gains on the underlying hedged item.

     Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash investments, trade accounts receivable, forward exchange contracts and interest rate swaps.

     The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers and their geographical dispersion. Credit is extended based on an evaluation of each customer's

                       JAMES HARDIE N.V. AND SUBSIDIARIES
financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

STOCK-BASED COMPENSATION

     The Company accounts for stock option grants and other equity incentive awards in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, compensation expense is recorded when the current market price of the underlying stock exceeds the exercise price on the date of grant. Under the JHIL Employee and Executive Share Purchase Plans, loans were provided to employees to buy shares in JHIL.

EARNINGS PER SHARE

     In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires disclosure of Basic and Diluted Earnings Per Share ("EPS"). Basic EPS is calculated using income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The Company has adopted SFAS No. 128. EPS has been presented for all periods on a basis that retroactively reflects, as is described in Note 1, the formation of the Company and the Reorganization. The weighted number of shares of the Company for the three years in the period ended March 31, 1998 and for each of the nine month periods ended December 31, 1997 and 1998, was 47.5 million, 48.2 million, 49.5 million, 49.5 million, and 50.0 million, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

     In 1997, the FASB issued SFAS No. 130, "Reporting on Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. This standard is effective for the fiscal year ending March 31, 1999. Comprehensive income consists of "net income" and "other comprehensive income" items that are recognized directly in equity such as foreign currency translation adjustments and the net unrealized gain (loss) on available-for-sale securities. The Statement also requires the accumulated balance of other comprehensive income to be disclosed separately from retained earnings and capital in the balance sheet. The Company has adopted SFAS No. 130 (see Note 19). This Statement relates to the disclosure and presentation of financial information and has had no impact on results of operations or financial position.

     In 1998, the FASB also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. The effective date of this standard is for the fiscal year ending March 31, 2001. All derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The effects of SFAS No. 133 on the Company's results will depend on the nature, amount and fair values of its open hedging and hedged positions when SFAS No. 133 is adopted, which is expected to be April 1, 1999. Furthermore, the Company's financial and hedge exposures have changed significantly due to the Reorganization. Accordingly, the Company has not yet determined the effects SFAS No. 133 will have on either its financial position or results of operations.

     In 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. It also provides guidance for determining whether computer software is for internal use and for the accounting of the proceeds of computer software originally developed or obtained for internal

                       JAMES HARDIE N.V. AND SUBSIDIARIES
use and then subsequently sold to the public. SOP 98-1 is effective for the fiscal year ending March 31, 2000. Management believes the effect of adopting SOP 98-1 will not have a material impact on the accompanying consolidated financial statements.

     In 1998, the AICPA also issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that costs of start-up activities, including organization costs, be expensed as incurred. Start-up activities are broadly defined and include one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, commencing some new operation, and organizing a new entity. SOP 98-5 is effective for the fiscal year ending March 31, 2000, with initial application reported as the cumulative effect of a change in accounting principle. As the Company's policy is to expense all start-up costs as incurred, management believes adoption of SOP 98-5 will not have a material impact on the accompanying consolidated financial statements.

 3. ACCOUNTS RECEIVABLE

     The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The changes in the allowance for doubtful accounts are as follows (in millions):

                                                  MARCH 31,
                                           -----------------------   DECEMBER 31,
                                           1996     1997     1998        1998
                                           -----    -----    -----   ------------
                                                                     (UNAUDITED)
Balance at beginning of period...........  $ 4.8    $ 5.1    $ 4.8      $ 5.4
Charged to expense.......................    2.2      0.6      2.3        0.7
Costs and deductions.....................   (2.2)    (0.5)    (2.3)      (0.1)
Foreign currency movements...............    0.3     (0.4)     0.6       (0.1)
Transfers to JHIL upon Reorganization....     --       --       --       (1.6)
                                           -----    -----    -----      -----
Balance at end of period.................  $ 5.1    $ 4.8    $ 5.4      $ 4.3
                                           =====    =====    =====      =====

 4. INVENTORIES

     Inventories consist of the following components (in millions):

                                                     MARCH 31,
                                                   --------------   DECEMBER 31,
                                                   1997     1998        1998
                                                   -----    -----   ------------
                                                                    (UNAUDITED)
Raw materials and supplies.......................  $31.4    $30.0      $33.3
Work-in-process..................................    8.5      7.0        7.4
Contracts in progress less advance billings......    4.6      3.3        0.5
Finished goods...................................   39.8     23.4       30.9
                                                   -----    -----      -----
          Total inventory........................  $84.3    $63.7      $72.1
                                                   =====    =====      =====

     Work-in-process includes amounts related to construction contracts. The net amount of construction work-in-process of $4.6 million, $3.3 million and $0.5 million was determined after deducting payments and progress billings of $33.4 million and $56.6 million as of March 31, 1997 and 1998, respectively, and $49.7 million as of December 31, 1998.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

 5. INVESTMENTS

     Investments consist of the following components (in millions):

                                                     MARCH 31,
                                                   --------------   DECEMBER 31,
                                                   1997     1998        1998
                                                   -----    -----   ------------
                                                                    (UNAUDITED)
Available-for-sale securities:
  Marketable securities at cost..................  $ 3.3    $ 5.6      $  --
  Gross unrealized gains (losses)................    0.2     (1.3)        --
                                                   -----    -----      -----
  Marketable securities at fair value............    3.5      4.3         --
Other investments at cost approximating fair
  value..........................................   27.5     10.3        3.1
                                                   -----    -----      -----
          Total investments......................  $31.0    $14.6      $ 3.1
                                                   =====    =====      =====

 6. EQUITY INVESTMENTS

     Included in equity investments at March 31, 1997 is $178.0 million related to the net assets of RCI Corporation and $1.2 million related to other equity investments. The net assets of RCI Corporation represented a 39.6% voting interest in the issued share capital of RCI Corporation. The Company also had borrowings of $273.1 million from subsidiaries of RCI Corporation. After purchasing additional shares in RCI Corporation for $38.5 million, receiving dividends of $54.0 million and a return of capital of $5.8 million, paying break fees of $22.2 million, accruing additional equity income of $6.2 million, and other costs of $0.3 million, the Company's carrying amount on the date of disposal was $184.8 million. During 1998, the Company disposed of its investment in RCI Corporation to a subsidiary of RCI Corporation for a total consideration of $185.4 million, of which $7.4 million was received in cash and $178.0 million through the exercise of a legal right of set-off between the resulting receivable from the RCI Corporation subsidiary and the Company's borrowings. An additional $95.0 million of borrowings was repaid during 1998.

     During 1996, 1997 and 1998, the Company earned equity income on its investment in RCI Corporation of $7.9 million, $9.2 million and $6.2 million, respectively, and incurred interest expense of $17.3 million, $16.9 million and $11.3 million, respectively, on its borrowings from RCI Corporation. A gain on disposal of $0.6 million was recognized within equity income in 1998 as a result of disposing of the investment and repaying the borrowings.

     At March 31, 1997, RCI Corporation had total assets of $452.1 million, shareholders' equity of $451.5 million, and the quoted market price of the Company's investment was $184.4 million. In March 1997, the minority interest held by RCI Corporation in redeemable common stock of a subsidiary of JHIL was redeemed for $72.1 million. This amount has been disclosed in the consolidated statement of cash flows as a payment to minority interests. At the same time, the Company borrowed $72.1 million from RCI Corporation.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     The consolidated results of operations of RCI Corporation are summarized as follows (in millions):

                                                              FOR THE FISCAL YEAR
                                                                ENDED MARCH 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Investment income...........................................     9.8         9.1
Loan interest -- JHIL.......................................    17.3        16.9
Bank deposit interest.......................................     0.8         0.4
                                                               -----       -----
                                                                27.9        26.4
Expenses....................................................    (2.8)       (2.6)
                                                               -----       -----
Net income before taxation..................................    25.1        23.8
Taxation....................................................      --          --
                                                               -----       -----
Net income after taxation...................................    25.1        23.8
Dividends to preference shareholders........................   (14.0)      (13.0)
                                                               -----       -----
Net income after claims of preference shareholders..........    11.1        10.8
                                                               =====       =====

     The summarized balance sheet information of RCI Corporation is as follows (in millions):

                                                                MARCH 31,
                                                                  1997
                                                                ---------
Assets:
  Cash and cash equivalents.................................     $  7.7
  Investments...............................................      170.3
  Other current assets......................................        1.0
                                                                 ------
          Total current assets..............................      179.0
                                                                 ------
  Loans receivable -- JHIL..................................      273.1
                                                                 ------
Total assets................................................     $452.1
                                                                 ======
Liabilities:
  Accounts payable..........................................        0.6
                                                                 ------
          Total current liabilities.........................        0.6
                                                                 ------
Total equity................................................      451.5
                                                                 ------
Total liabilities and equity................................     $452.1
                                                                 ======

     The Company disposed of its equity investment in RCI Corporation during October 1997.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

 7. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following components (in millions):

                                                   MARCH 31,
                                               ------------------   DECEMBER 31,
                                                1997       1998         1998
                                               -------    -------   ------------
                                                                    (UNAUDITED)
Property, plant and equipment, at cost:
  Land.......................................  $  27.7    $  24.5     $  16.0
  Buildings and improvements.................     96.0      115.7        81.0
  Modular relocatable building lease fleet...     48.1       55.2        57.2
  Machinery and equipment....................    393.4      433.8       465.0
                                               -------    -------     -------
                                                 565.2      629.2       619.2
Less accumulated depreciation................   (164.7)    (150.2)     (130.0)
                                               -------    -------     -------
Property, plant and equipment, net...........  $ 400.5    $ 479.0     $ 489.2
                                               =======    =======     =======

     Interest related to the construction of major facilities is capitalized and included in the cost of the asset to which it relates. Interest capitalized was $0.5 million, $2.5 million and $2.1 million for the years ended March 31, 1996, 1997 and 1998, respectively, and $2.9 million for the nine months ended December 31, 1998. Depreciation expense for continuing operations was $26.9 million, $34.2 million and $36.5 million for the years ended March 31, 1996, 1997 and 1998, respectively, and $26.8 million and $28.1 million for the nine months ended December 31, 1997 and 1998, respectively.

 8. INTANGIBLE ASSETS

     Intangible assets consist of the following components (in millions):

                                                     MARCH 31,
                                                   --------------   DECEMBER 31,
                                                   1997     1998        1998
                                                   -----    -----   ------------
                                                                    (UNAUDITED)
Intangible assets:
  Goodwill.......................................  $38.1    $38.1      $38.1
  Trademarks, patents and other intangibles......    0.9      0.3        0.3
                                                   -----    -----      -----
                                                    39.0     38.4       38.4
Less accumulated amortization....................   (1.0)    (2.0)      (3.2)
                                                   -----    -----      -----
Intangibles, net.................................  $38.0    $36.4      $35.2
                                                   =====    =====      =====

     Amortization expense related to goodwill and other intangibles was $1.1 million, $1.4 million, and $2.0 million for the years ended March 31, 1996, 1997 and 1998, respectively, and $1.2 million and $1.1 million for the nine months ended December 31, 1997 and 1998, respectively.

     In 1997, there was a write-off of goodwill of $21.0 million in the Windows business in accordance with the Company's impairment of long-lived assets policy. An additional amount of $10.8 million was also written off in 1997 with respect to goodwill of a discontinued business.

 9. RETIREMENT PLANS

     The Company has adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 standardizes disclosure requirements and requires additional information regarding changes in benefit obligations and the fair value of plan assets. SFAS No. 132 does not change the existing measurement or recognition provisions of SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit

                       JAMES HARDIE N.V. AND SUBSIDIARIES

Pension Plans and for Termination Benefits." Prior years' information has been restated to conform with the requirements of this standard.

     The Company sponsors a defined contribution plan for employees in its U.S. operations and a defined benefit plan for its Australian employees. The defined contribution plan covers all U.S. employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary. The Company's expense for the defined contribution plan totalled $1.1 million, $1.2 million, and $1.3 million in 1996, 1997 and 1998, respectively. The expense totalled $1.2 million for the nine months ended December 31, 1998.

     The components of net periodic pension cost for the Australian defined benefit pension plan are as follows (in millions):

                                                                            NINE MONTHS
                                                 YEARS ENDED MARCH 31,         ENDED
                                               -------------------------    DECEMBER 31,
                                               1996      1997      1998         1998
                                               -----    ------    ------    ------------
                                                                            (UNAUDITED)
Service cost.................................  $ 8.6    $ 11.1    $  6.7       $  3.9
Interest cost................................    9.4      10.2       7.1          2.9
Expected return on plan assets...............  (11.1)    (12.1)     (7.5)        (5.2)
Amortization of unrecognized transition
  asset......................................   (2.6)     (2.3)     (1.5)        (0.9)
Amortization of prior service cost...........     --        --        --           --
Recognized net actuarial (gain) loss.........     --       0.1      (1.0)         0.2
                                               -----    ------    ------       ------
Net periodic pension cost....................  $ 4.3    $  7.0    $  3.8       $  0.9
                                               =====    ======    ======       ======

     Net income was also affected by settlement and curtailment items as follows: The Pipelines, Bathroom Products, Building Services and Irrigation businesses were sold during 1997 and 1998, resulting in settlement gains of $3.9 million and $9.8 million, respectively. The cost of providing for termination benefits related to the ordinary course of business was $0.9 million and $0.8 million in 1997 and 1998, respectively. These terminations resulted in curtailment gains of $0.3 million and $0.5 million in 1997 and 1998, respectively.

     Assumptions used in developing the projected benefit obligation as of March 31 and December 31 for the Australian defined benefit plan were as follows:

                                                          MARCH 31,
                                                     --------------------    DECEMBER 31,
                                                     1996    1997    1998        1998
                                                     ----    ----    ----    ------------
                                                                             (UNAUDITED)
Discount rate......................................  9.0%    8.0%    6.0%       5.25%
Rate of increase in compensation...................  5.0%    4.5%    4.5%        4.0%
Expected return on plan assets.....................  9.0%    9.0%    9.0%        8.5%

     Plan assets consist primarily of investments in marketable securities. Net unrecognized gains and losses are amortized over the average remaining service period of active employees. A market related value of assets is used to determine pension costs using a five year average of stocks held for investment purposes. The discount rate is based on the yield on 10 year high quality investment securities. The decline in the discount rate from 1996 to 1998 is a direct result of the decline in the yields of the high quality investment securities over the same period.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     The actuarial changes in the benefit obligation, changes in plan assets, and the funded status of the Australian defined benefit plan are as follows (in millions):

                                                                           DECEMBER 31,
                                                          MARCH 31,            1998
                                                       ----------------    ------------
                                                        1997      1998
                                                       ------    ------    (UNAUDITED)
CHANGES IN BENEFIT OBLIGATION:
Benefit obligation -- beginning balance..............  $106.7    $ 94.4       $ 67.4
Service cost.........................................    11.1       6.7          3.9
Interest cost........................................    10.2       7.1          2.9
Plan participants' contributions.....................     3.3       2.4          1.1
Plan amendments......................................      --        --          0.5
Actuarial (gain) loss................................    (5.5)     11.2          3.7
Divestitures.........................................   (15.9)    (25.5)          --
Curtailment (gain) loss..............................    (0.3)     (0.5)          --
Special termination benefits.........................     0.9       0.8           --
Benefits paid........................................   (16.9)    (15.5)        (7.7)
Foreign currency translation difference..............     0.8     (13.7)        (5.3)
                                                       ------    ------       ------
Benefit obligation -- ending balance.................  $ 94.4    $ 67.4       $ 66.5
                                                       ======    ======       ======
CHANGES IN PLAN ASSETS:
Fair value of plan assets -- beginning balance.......  $142.9    $135.3       $108.3
Actual return on plan assets.........................    20.9      32.0           --
Divestitures.........................................   (15.9)    (25.5)          --
Employer contributions...............................      --        --           --
Plan participants' contributions.....................     3.3       2.4          1.1
Benefits paid........................................   (16.9)    (15.5)        (7.7)
Foreign currency translation difference..............     1.0     (20.5)        (8.4)
                                                       ------    ------       ------
Fair value of plan assets -- ending balance..........  $135.3    $108.2       $ 93.3
                                                       ======    ======       ======
FUNDED STATUS........................................  $ 40.9    $ 40.8       $ 26.8
Unamortized prior service cost.......................      --        --          0.4
Unrecognized actuarial (gain) loss...................   (16.9)    (20.4)       (10.2)
Unrecognized prior service cost......................   (16.0)     (8.2)        (6.6)
                                                       ------    ------       ------
Prepaid (accrued) pension cost.......................  $  8.0    $ 12.2       $ 10.4
                                                       ======    ======       ======

10. SHORT AND LONG TERM DEBT AND RELATED PARTY BORROWINGS

     Following the Reorganization, long term debt consists of the following (in millions):

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
                                                              (UNAUDITED)
  U.S.$ unsecured notes, 7.09% average rate.................     $225.0
  AUD term loan facility, 5.24% average rate................      122.5
                                                                 ------
                                                                  347.5
Less current maturities.....................................       (0.0)
                                                                 ------
Total long term debt........................................     $347.5
                                                                 ======

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     The US$ unsecured notes form part of a seven tranche private placement facility. Repayments are due in seven installments that commence on November 5, 2004 and end on November 5, 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%, respectively.

     The AUD term loan can be repaid and redrawn until maturity in 2001. Interest is recalculated quarterly based on the Reuters Bank Bill Swap Yield ("BBSY") bid rate +0.30%. The rate as at December 31, 1998 was 5.24%.

     At December 31, 1998, the scheduled maturities of long term debt for the next five years were as follows (in millions):

                                                          DECEMBER 31,
                                                              1998
                                                          ------------
                                                          (UNAUDITED)
1999....................................................        --
2000....................................................        --
2001....................................................     122.5
2002....................................................        --
2003....................................................        --
2004 and thereafter.....................................     225.0

     The Company had the following short-term revolving credit facility available at December 31, 1998 (in millions):

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
                                                              (UNAUDITED)
U.S.$ revolving credit facility.............................     $77.5
                                                                 =====

     At December 31, 1998 the Company had drawn down $25 million of this revolving credit facility. The weighted average interest rate on outstanding short-term borrowings was 5.86% at December 31, 1998.

     At December 31, 1998, management believes it was in compliance with all restrictive covenants contained in the unsecured notes, term loan and the revolving credit facilities. Under the most restrictive of these covenants, the Company is required to:

     - maintain a ratio of Consolidated Funded Debt to Consolidated Funded Capitalization of less than 60% (this reduces to 55% after March 31, 1999).

     - maintain the aggregate amount of Secured Debt to Consolidated Net Worth at less than 20%.

     - maintain Consolidated Net Worth at greater than $250 million until March 31, 1999, $275 million until March 31, 2000, $300 million until March 31, 2001 and $320 million thereafter.

     - ensure that earnings before interest and taxes is not less than twice Net Interest Charges in any year ending March 31 for the revolving credit facility.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     Prior to the Reorganization, long term debt at March 31, 1997 and 1998 consisted of the following (in millions):

                                                            MARCH 31,
                                                         ----------------   DECEMBER 31,
                                                          1997      1998        1998
                                                         ------    ------   ------------
                                                                            (UNAUDITED)
  U.S.$ noncollateralized notes, 6.67% average rate,
     payable to 2007...................................  $158.0    $158.0      $   --
  U.S.$ revolving credit facility, 5.935% average
     rate..............................................   245.5     300.0          --
  NZD promissory note, 9.295% average rate.............    70.3      64.7          --
  NZD convertible notes, 7.5% interest rate, payable in
     2001..............................................    14.8       8.9          --
                                                         ------    ------      ------
                                                          488.6     531.6          --
Less current maturities................................   (18.4)    (35.3)         --
                                                         ------    ------      ------
Total long term debt...................................  $470.2    $496.3      $   --
                                                         ======    ======      ======

     Related party borrowings at March 31, 1997 and 1998 consisted of the following (in millions):

                                                                 MARCH 31,
                                                              ----------------
                                                               1997      1998
                                                              ------    ------
  U.S.$ fixed rate 9.70% loan due March 29, 2012 ...........  $100.0    $   --
  U.S.$ LIBOR plus 1.25% loan due March 29, 2012............    93.0        --
  U.S.$ revolving credit loan due March 29, 1998 extendable
     to March 29, 2012......................................     9.8        --
  U.S.$ extendable LIBOR plus 0.15% term loans due September
     15, 1997...............................................    70.3        --
                                                              ------    ------
                                                               273.1        --
Less current maturities.....................................   (70.3)       --
                                                              ------    ------
Total long term related party borrowings....................  $202.8    $   --
                                                              ======    ======

     The noncollateralized U.S. $ notes were part of a two tranche private placement facility. The tranches bore fixed rates of interest of 9.23% and 9.44%, respectively, but were swapped for floating rates which match the cash flows of the notes exactly at LIBOR + 0.96%. At March 31, 1997 and 1998, the swap rates were 6.67%.

     The U.S. $ revolving credit facility could be repaid and redrawn until maturity at various dates in 2000 and 2001. Interest was recalculated quarterly based on LIBOR + 0.175% to 0.35% and the rates at March 31, 1997 were 5.76% to 6.03%. The rates at March 31, 1998 were 5.83% to 6.04%.

     The NZD promissory note was repayable within 90 days, but the Company entered into refinancing agreements that permitted it to replace the notes with two credit note facilities for the same principal and which expired in 1999 and 2000. The Company intended to refinance $41.6 million with facilities that expired in April 2000. Accordingly, of the $64.7 million NZD promissory note, $23.1 million was classified as current. At March 31, 1997, the rates were 7.47% to 7.71% and at March 31, 1998, interest rates were 8.72% to 9.87%.

     The related party borrowings with RCI Corporation (see Note 6) were settled in fiscal year 1998.

     At March 31, 1998 the scheduled maturities of debt for the next five years were as follows: $35.3 million in 1999; $53.5 million in 2000; $311.9 million in 2001; $20.6 million in 2002; $12.0 million in 2003; and $98.3 million in total thereafter.

     The weighted average interest rate on outstanding short-term borrowings was 8.8%, 7.3% and 8.2% for 1996, 1997 and 1998, respectively.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     The Company had the following credit facilities available at March 31, 1998 which had not been drawn down (in millions):

                                                              MARCH 31,
                                                                1998
                                                              ---------
AUD promissory note standby.................................    $66.5
NZD revolving credit facility...............................     60.1
U.S.$ revolving credit facility.............................     55.0

11. COMMITMENTS AND CONTINGENCIES

YEAR 2000

     The Company has established a Year 2000 compliance program. All of the Company's computer systems are expected to be compliant or replaced by a compliant solution by mid-1999. In the United States and the Philippines, the Company believes that its exposure is relatively small due to the more recent acquisition of its central systems. The Company is also exposed to Year 2000 failures in key suppliers and in its customer base. There can be no assurance that problems will not arise as a result of Year 2000 issues with the Company's systems or those of its key suppliers and its customer base.

ENVIRONMENTAL

     The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows, but could exceed the cleanup costs of $2.0 million accrued.

LEGAL

     The Company is involved from time to time in various legal proceedings and administrative actions incident to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on its financial position, results of operations or cash flows.

OPERATING LEASES

     As the lessee, the Company principally enters into property and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at March 31, 1998 and December 31, 1998 (in millions):

                                                 MARCH 31,   DECEMBER 31,
                                                   1998          1998
                                                 ---------   ------------
                                                             (UNAUDITED)
1999...........................................    $ 8.0        $ 1.9
2000...........................................      6.8          7.0
2001...........................................      5.6          5.6
2002...........................................      5.1          4.9
2003...........................................      0.8          4.9
Remainder......................................      4.6         27.5
                                                   -----        -----
Total..........................................    $30.9        $51.8
                                                   =====        =====

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     Rental expense amounted to $12.9 million, $15.1 million and $9.7 million in the years ended March 31, 1996, 1997 and 1998, respectively and $6.8 million and $7.1 million in the nine months ended December 31, 1997 and 1998.

MODULAR RELOCATABLE BUILDING LEASE FLEET INCOME

     Future guaranteed hire rental income under operating leases in which the Company is the lessor is $3.5 million, of which $3.1 million becomes due in fiscal year 1999.

CAPITAL COMMITMENTS

     Commitments for the acquisition of plant and equipment contracted for but not recognized as liabilities (in millions):

                                                             MARCH 31,
                                                           --------------   DECEMBER 31,
                                                           1997     1998        1998
                                                           -----    -----   ------------
                                                                            (UNAUDITED)
Payable within one year..................................  $37.1    $63.1      $24.1
Payable later than one year, not later than two years....     --     27.1         --
                                                           -----    -----      -----
                                                           $37.1    $90.2      $24.1
                                                           =====    =====      =====

OTHER COMMITMENTS

     On May 14, 1998, the U.S. Gypsum business entered into a paperboard supply agreement which commences on or before October 1, 2000 and runs for ten years from commencement date (as defined in the agreement) or until October 1, 2010, whichever is later. Under the agreement the selling price is computed by a formula whereby an initial base price is adjusted for changes in the cost of certain key grades of paper stock and other factors as detailed in the agreement. The percentage of the recycled paperboard requirements of the U.S. Gypsum business to be supplied under the agreement is as follows:

                                                                         LAS VEGAS,
                                                                         NEVADA AND
                                                              ARKANSAS    SEATTLE
                                                                  %          %
                                                              ---------  ----------
From commencement to September 30, 2000.....................      7         --
From October 1, 2000 to December 31, 2000...................      7         95%
                                                                         (plus or
                                                                         minus 5%)
From January 1, 2001 to termination.........................     95%        95%
                                                              (plus or   (plus or
                                                              minus 5%)  minus 5%)

     No paperboard was supplied under this agreement in the nine months ended December 31, 1998.

12. RESTRUCTURING AND OTHER OPERATING EXPENSES AND OTHER NONOPERATING EXPENSES, NET

     The Company incurred restructuring and other operating expenses of $38.8 million and $5.1 million for the years ended March 31, 1997 and 1998, respectively. For fiscal year 1997, the Company incurred asset write-downs and employee termination costs of $15.4 million associated with the restructuring and upgrade of the fiber cement business in Australia, a Windows goodwill write-off of $21.0 million and environmental costs of $2.4 million. Employee termination costs of $5.1 million, $2.2 million and $1.2 million for year ended March 31, 1998 and nine months ended December 31, 1997 and 1998, respectively, associated with the restructuring and upgrade of the fiber cement business in Australia, were incurred.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     Restructuring and other operating expenses consist of the following amounts (in millions):

                                                                         NINE MONTHS
                                                                            ENDED
                                              YEARS ENDED MARCH 31,      DECEMBER 31,
                                             -----------------------    --------------
                                             1996     1997     1998     1997     1998
                                             ----    ------    -----    -----    -----
                                                                         (UNAUDITED)
Obsolete equipment write-down..............  $ --    $(11.4)   $  --    $  --    $  --
Impairment charge -- Largs Bay and Brooklyn
  property writedowns......................    --      (2.4)      --       --       --
Goodwill write-off -- Windows..............    --     (21.0)      --       --       --
Environmental costs........................    --      (2.4)      --       --       --
Employee termination costs.................    --      (1.6)    (5.1)    (2.2)    (1.2)
                                             ----    ------    -----    -----    -----
                                             $ --    $(38.8)   $(5.1)   $(2.2)   $(1.2)
                                             ====    ======    =====    =====    =====

     Following the acquisition of Trend Windows in December 1994, sales declined severely during fiscal year 1996 and 1997 as a result of a slump in housing starts which was not foreseen at the time of acquisition. In February and March 1997, a Board review of the Windows Business Plan for 1998 to 2000 and a full post-implementation review of the Windows acquisition revealed that Windows would continue to incur future operating losses due to changes in market and economic trends. These changes in circumstances indicated that the recoverability of the carrying amount of Window's long-lived assets, including goodwill, should be assessed. The Company estimated the future cash flows (undiscounted and without interest charges) expected to result from the use of the assets of the Window's business and their eventual disposition. As the sum of the expected future cash flows was less than the carrying amount of the assets, the Company had to recognize an impairment loss, measured as the amount by which the carrying amount exceeds the fair value of the assets. The Company determined the fair value of the assets using the present value of estimated expected future cash flows. The carrying amount exceeded the fair value of the assets by $21.0 million. In instances where goodwill is identified with assets that are subject to an impairment loss, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" requires the carrying amount of the identified goodwill to be eliminated before reducing the carrying amount of impaired long-lived assets. Accordingly, the Company wrote-off $21.0 million in goodwill related to the Windows business during fiscal year 1997.

     During the second half of fiscal year 1997, the Company adopted a plan to restructure and upgrade its fiber cement plants in Australia due to changes in technology. The upgrade included a complete replacement of existing machinery with new machinery designed to handle new technological innovations in fiber cement which was expected to take place during fiscal year 1998 and to be substantially completed by March 31, 1998. The existing machinery and equipment could not be used with the new technology and did not have any alternate uses. These changes in circumstances and the short period of time in which the existing machinery would be used resulted in the Company's recognizing an impairment loss of $11.4 million to reduce the carrying amount of the assets to their fair value in accordance with the SFAS No. 121 requirements for recognizing and measuring impairment of assets held for use. Due to start-up, integration and commissioning problems, unexpected costs and delays were incurred in bringing all the new machinery on-line and ready for use. As a result, the old equipment was not fully retired until December 31, 1998. Such delays did not materially impact the Company's original estimate of the impairment loss.

     The writedowns related to Brooklyn and Largs Bay were in connection with properties that have been abandoned and are held for disposal. Such assets have been written down to their fair value.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     Other nonoperating expenses, net consist of the following amounts (in millions):

                                                                         NINE MONTHS
                                                                            ENDED
                                           YEARS ENDED MARCH 31,        DECEMBER 31,
                                         --------------------------    ---------------
                                          1996      1997      1998      1997     1998
                                         ------    ------    ------    ------    -----
                                                                         (UNAUDITED)
Dividend and investment income.........  $  4.4    $  1.6    $  0.1    $   --    $ 6.1
Firmandale provisions and expenses.....   (17.9)    (14.7)    (12.2)    (10.5)      --
Reorganization expenses................      --        --        --        --     (8.4)
Write-down of investments to net
  realizable value.....................      --        --        --        --     (2.5)
Other expenses, net....................    (1.5)     (1.5)       --        --       --
                                         ------    ------    ------    ------    -----
                                         $(15.0)   $(14.6)   $(12.1)   $(10.5)   $(4.8)
                                         ======    ======    ======    ======    =====

     On March 12, 1998, JHIL entered into a comprehensive settlement of all litigation arising out of a dispute between American Endeavour Fund ("AEF") and London Pacific Group Limited. JHIL was joined to the litigation as a result of a transaction it entered into in 1987 with Firmandale Investments Limited ("Firmandale"). All litigation between the parties has been discontinued, with each party bearing its own costs and each party has released each other party from any future claims arising out of or connected with the dispute or the litigation. Certain indemnities given by JHIL to the directors of AEF and Firmandale for liabilities they may incur in those capacities will continue. Because of the releases contained in the settlement agreement, the Directors of JHIL consider that these indemnities do not expose JHIL to any further liability. As part of the settlement arrangements, Yelrom International Pty Limited ("Yelrom"), a wholly-owned subsidiary of JHIL, made a partial offer in March 1998 to acquire 10,976,512 AEF shares for $20.3 million, representing approximately 20% of AEF's issued share capital, at $1.85 each. The underlying net asset value of AEF is estimated to be $0.853 per share, or $9.4 million. In April 1998, JHIL made a payment of $51.8 million to settle its liabilities under its guarantee of the financial obligations of Firmandale, and assumed control of the 75% of AEF owned by Firmandale. As part of the settlement arrangements, AEF was placed into voluntary liquidation with its assets to be distributed between AEF's shareholders in a way which will permit Yelrom to recover up to $4.0 million of its acquisition costs. The Firmandale provision of $61.7 million at March 31, 1998 covers the $51.8 million guarantee payment, the anticipated loss arising from the Yelrom offer and all related legal and professional costs. No insurance recoveries have been assumed or included in estimating this accrual. In the opinion of management, any further adjustments to this provision will not be material to the financial position, results of operations or cash flows of JHIL.

     Effective with the Reorganization, Firmandale forms part of the Retained Assets and Liabilities of JHIL and therefore the Company has no exposure to Firmandale.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

13. INCOME TAXES

     The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The income tax expense (benefit) for income from continuing operations consists of the following (in millions):

                                                                            NINE MONTHS
                                                YEARS ENDED MARCH 31,          ENDED
                                              --------------------------    DECEMBER 31,
                                               1996      1997      1998         1998
                                              ------    ------    ------    ------------
                                                                            (UNAUDITED)
Income (loss) from continuing operations
  before income tax (expense) benefit:
     Domestic(1)............................  $(14.3)   $(16.9)   $(17.4)      $  8.3
     Foreign................................    35.2       1.4      73.1         48.7
                                              ------    ------    ------       ------
                                              $ 20.9    $(15.5)   $ 55.7       $ 57.0
                                              ======    ======    ======       ======
Income tax (expense) benefit:
  Current
     Domestic(1)............................  $   --    $   --    $   --       $ (1.7)
     Foreign................................   (19.8)    (29.0)    (11.0)         8.1
                                              ------    ------    ------       ------
                                               (19.8)    (29.0)    (11.0)         6.4
                                              ------    ------    ------       ------
  Deferred
     Domestic(1)............................    19.5      35.3      (4.5)         0.7
     Foreign................................    (2.5)     (3.3)     (9.5)       (29.7)
                                              ------    ------    ------       ------
                                                17.0      32.0     (14.0)       (29.0)
                                              ------    ------    ------       ------
Income tax (expense) benefit................  $ (2.8)   $  3.0    $(25.0)      $(22.6)
                                              ======    ======    ======       ======

     Income tax (expense) benefit for discontinued operations consists of the following (in millions):

                                                                            NINE MONTHS
                                                  YEARS ENDED MARCH 31,        ENDED
                                                  ----------------------    DECEMBER 31,
                                                  1996    1997     1998         1998
                                                  ----    -----    -----    ------------
                                                                            (UNAUDITED)
Income tax (expense) benefit on discontinued
  operations:
  Current
     Domestic(1)................................  $ --    $  --    $  --       $   --
     Foreign....................................    --       --       --           --
                                                  ----    -----    -----       ------
                                                    --       --       --           --
                                                  ----    -----    -----       ------
  Deferred
     Domestic(1)................................   9.8     (0.6)    (2.1)          --
     Foreign....................................    --       --       --           --
                                                  ----    -----    -----       ------
                                                   9.8     (0.6)    (2.1)          --
                                                  ----    -----    -----       ------
Income tax (expense) benefit on disposal of
  discontinued operations.......................    --     (5.7)     9.7           --
                                                  ----    -----    -----       ------
Total income tax (expense) benefit for
  discontinued operations.......................  $9.8    $(6.3)   $ 7.6       $   --
                                                  ====    =====    =====       ======

---------------
(1) Domestic for periods up to November 1, 1998 represents Australia and thereafter The Netherlands.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     During the three years, the statutory rates were 35% in the U.S., 36% in Australia, 35% in the Philippines and 33% in New Zealand. The provision for income taxes is reconciled to the tax at the statutory rate as follows (in millions):


                                                                            NINE MONTHS
                                                YEARS ENDED MARCH 31,          ENDED
                                             ---------------------------    DECEMBER 31,
                                             1996       1997       1998         1998
                                             -----     ------     ------    ------------
                                                                            (UNAUDITED)
CONTINUING OPERATIONS

Income tax (expense) benefit computed at
  the statutory tax rates..................  $(6.9)    $  4.6     $(21.2)      $(20.2)
Depreciation and amortization not
  allowable................................   (0.8)      (0.6)       0.1          0.1
Expenses not deductible....................   (3.1)      (4.0)     (26.8)        (3.4)
Rebates on dividends received..............    2.8        0.2       21.4           --
Non-assessable income......................    3.6        0.1         --          3.7
Research and development incentive.........    7.2        1.3        2.4          0.4
Losses not available for carryforward......     --       (0.4)      (1.7)        (2.8)
Core technology cost base..................     --       45.3         --           --
Other items................................   (7.0)       0.5        5.7         (0.4)
Movement in valuation allowance............    1.4      (44.0)      (4.9)          --
                                             -----     ------     ------       ------
Income tax (expense) benefit...............  $(2.8)    $  3.0     $(25.0)      $(22.6)
                                             -----     ------     ------       ------
Effective tax rate.........................   13.4%      19.4%      44.9%        39.6%
                                             =====     ======     ======       ======

                                                                            NINE MONTHS
                                                YEARS ENDED MARCH 31,          ENDED
                                             ---------------------------    DECEMBER 31,
                                             1996       1997       1998         1998
                                             -----     ------     ------    ------------
                                                                            (UNAUDITED)
DISCONTINUED OPERATIONS

Income tax (expense) benefit computed at
  the statutory tax rates..................  $ 5.5     $  6.6     $ (2.1)      $   --
Depreciation and amortization not
  allowable................................   (0.5)      (0.6)       0.3           --
Expenses not deductible....................   (0.4)      (0.7)        --           --
Adjustment of prior year taxes.............    0.6       (5.0)        --           --
Other items................................    2.9        0.3       (0.3)          --
Movement in valuation allowance............    1.7       (1.2)        --           --
                                             -----     ------     ------       ------
Income tax (expense) benefit...............  $ 9.8     $ (0.6)    $ (2.1)      $   --
                                             =====     ======     ======       ======
Effective tax rate.........................   62.8%      (3.4)%     33.3%          --%
                                             =====     ======     ======       ======

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                                                            MARCH 31,
                                                         ----------------   DECEMBER 31,
                                                          1997      1998        1998
                                                         ------    ------   ------------
                                                                            (UNAUDITED)
Deferred tax assets:
  Core technology......................................  $ 45.3    $ 38.3      $ 35.3
  Provisions and accruals..............................    18.7      34.9        16.1
  Income in advance....................................    27.8      32.3          --
  Net operating loss carryforwards.....................    30.9      27.3        24.5
  Foreign currency movements...........................      --       9.8         0.3
  Capital loss carryforwards...........................     1.9       6.5          --
  Income in advance....................................     5.4       6.4          --
  Provisions...........................................    26.1       6.2          --
  AMT credit carryforwards.............................      --       5.8         4.6
  Customer lists.......................................     4.4       4.3         4.3
  Plant and equipment..................................      --       1.4          --
  Other................................................     2.7       5.2          --
                                                         ------    ------      ------
                                                          163.2     178.4        85.1
  Valuation allowance..................................   (48.4)    (46.0)      (36.5)
                                                         ------    ------      ------
                                                         $114.8    $132.4      $ 48.6
                                                         ------    ------      ------
Deferred tax liabilities:
  Plant and equipment..................................  $(10.6)   $(20.2)     $(24.5)
  Prepaid pension cost.................................    (6.3)     (4.4)       (3.4)
  Provisions...........................................      --      (4.3)       (4.3)
  Currency swaps.......................................    (3.2)     (2.8)         --
  Leveraged investments................................    (6.6)     (2.4)         --
  Prepayments..........................................    (2.6)     (0.7)       (0.3)
  Foreign currency movements...........................    (9.7)       --          --
  Prepayments..........................................    (1.3)       --          --
  Income receivable....................................    (0.6)       --        (3.5)
  Other................................................      --        --        (4.7)
                                                         ------    ------      ------
                                                          (40.9)    (34.8)      (40.7)
                                                         ------    ------      ------
Total deferred taxes, net..............................  $ 73.9    $ 97.6      $  7.9
                                                         ======    ======      ======

     The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The valuation allowance has primarily been established against the temporary difference relating to core technology, arising from a change in legislation effective January 20, 1997 and that may only be realized on sale of the core technology at an amount that exceeds its tax basis. A valuation allowance has therefore been established against this asset and against other capital losses in existence on the basis that there is doubt about the ability of the Company to generate capital gains sufficient to offset the losses. During 1998, the net increase in the valuation allowance was $4.6 million which resulted from increased capital losses in the year. For the nine months ended December 31, 1998, the unaudited change in valuation allowance resulted from transfer of the underlying net deferred tax asset to JHIL as part of the restructure.

     At March 31, 1998 the cumulative undistributed earnings of non-Australian subsidiaries were approximately $108.0 million. The unaudited undistributed earnings of non-Dutch subsidiaries were approximately $142 million at December 31, 1998. Since it is the Company's intention to indefinitely reinvest these earnings,

                       JAMES HARDIE N.V. AND SUBSIDIARIES
no taxes have been provided. The amount of foreign withholding taxes that would be payable upon remittance of those earnings is approximately $21 million at March 31, 1998 and $9.4 million at December 31, 1998.

     At March 31, 1998, the Company had net operating loss carryforwards of approximately $76.0 million, which could be carried forward indefinitely. After the Reorganization, net operating loss carryforwards at December 31, 1998 were reduced to $68.0 million. There were no foreign tax credit entitlements at March 31, 1998 or at December 31, 1998 which have not been reflected as deductible foreign taxes for financial and tax reporting purposes.

     The changes in the valuation allowance are as follows (in millions):

                                                 MARCH 31,
                                         -------------------------   DECEMBER 31,
                                         1996      1997      1998        1998
                                         -----    ------    ------   ------------
                                                                     (UNAUDITED)
Balance at beginning of period.........  $(6.1)   $ (3.1)   $(48.4)     $(46.0)
Charged to expense.....................    3.1     (45.2)     (4.9)         --
Costs and deductions...................     --        --        --          --
Foreign currency movements.............   (0.1)     (0.1)      7.3         3.0
Transfers to JHIL-Reorganization.......     --        --        --         6.5
                                         -----    ------    ------      ------
Balance at end of period...............  $(3.1)   $(48.4)   $(46.0)     $(36.5)
                                         =====    ======    ======      ======

14. DISCONTINUED OPERATIONS

PIPELINES

     On September 5, 1997, the Board of Directors approved a plan to sell the pipelines businesses. This divestment was consummated on September 26, 1997. A loss of $10.2 million represented the deficiency of the proceeds of sale of $56.0 million over the net book value of the assets transferred of $71.4 million and retirement plan settlement gains of $5.2 million. The sale resulted in an income tax benefit of $5.0 million. The proceeds of sale consisted of cash of $61.0 million less selling costs of $2.5 million and repayment of payables of $2.5 million.

BATHROOM PRODUCTS

     On November 7, 1996, the Board of Directors approved a plan to sell the bathroom products businesses. This divestment of the Australian operations was consummated on March 21, 1997. A profit of $4.7 million represented the excess of the proceeds of sale of $46.0 million over the net book value of the assets transferred of $41.3 million. Retirement plan settlement gains of $4.6 million were recognized in 1998 with respect to the sale. The sale resulted in an income tax benefit of $1.6 million in 1997 with the income tax expense relating to retirement plan settlement gains recognized in 1998 amounting to $1.7 million. An additional gain on disposal of $0.1 million, net of an income tax expense of $0.5 million was recognized in 1998 relating to this sale. The proceeds of sale consisted of cash of $49.3 million less sales costs of $3.3 million.

     In addition, on May 7, 1997, the sale of the New Zealand operations of bathroom products was consummated. Proceeds from sale amounted to $5.4 million representing the book value of the assets transferred. No profit or loss was recognized on the sale.

BUILDING SERVICES

     On November 7, 1996, the Board of Directors approved a plan to sell the building services businesses. The divestment was consummated on November 19, 1996. A gain of $96.5 million represented the excess of the proceeds of sale of $158.9 million over the net book value of the assets transferred of $65.6 million and includes retirement plan settlement gains of $3.2 million. The sale resulted in an income tax benefit of

                       JAMES HARDIE N.V. AND SUBSIDIARIES

$1 million. An additional gain on disposal of $0.6 million was recognized in 1998 relating to this sale after an income tax benefit of $0.9 million. The proceeds of sale consisted of cash of $174.7 million less selling costs of $15.8 million.

     In addition, on September 13, 1995 the Board of Directors approved a plan to sell the security business of Building Services. On December 4, 1995 the divestment was consummated. Proceeds from sale amounted to $5.9 million and the book value of assets transferred was $5.9 million. There was no income tax associated with the sale.

IRRIGATION

     On May 8, 1996, the Board of Directors approved a plan to sell the irrigation businesses. This divestment was consummated on September 20, 1996. A gain of $26.1 million represented the excess of the proceeds of sale of $105.1 million over the net book value of the assets transferred of $79.7 million and includes retirement plan settlement gains of $0.7 million. The sale resulted in an income tax expense of $8.4 million. An additional gain on disposal of $7.7 million was recognized in 1998 relating to this sale after an income tax benefit of $6.0 million. The proceeds of sale consisted of cash of $114.4 million less selling costs of $5.4 million and other holding fee costs of $3.9 million.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     The results of operations of discontinued businesses are as follows (in millions):

                                                       MARCH 31,
                                               -------------------------    DECEMBER 31,
                                                1996      1997     1998         1997
                                               ------    ------    -----    ------------
                                                                            (UNAUDITED)
PIPELINES
  Net sales..................................  $180.1    $185.0    $96.1       $96.1
  Income (loss) before income tax............     4.6     (12.7)     6.3         7.4
  Income tax (expense) benefit...............     0.6        --     (2.1)       (2.7)
                                               ------    ------    -----       -----
  Net income (loss)..........................     5.2     (12.7)     4.2         4.7
                                               ------    ------    -----       -----
BATHROOM PRODUCTS
  Net sales..................................    79.7      78.4       --          --
  Income (loss) before income tax............    (8.7)     (3.2)      --          --
  Income tax (expense) benefit...............     3.5       0.6       --          --
                                               ------    ------    -----       -----
  Net income (loss)..........................    (5.2)     (2.6)      --          --
                                               ------    ------    -----       -----
BUILDING SERVICES
  Net sales..................................   247.7     194.2       --          --
  Income (loss) before income tax............   (15.2)      4.1       --          --
  Income tax (expense) benefit...............     7.6      (2.1)      --          --
                                               ------    ------    -----       -----
  Net income (loss)..........................    (7.6)      2.0       --          --
                                               ------    ------    -----       -----
IRRIGATION
  Net sales..................................   137.7      84.0       --          --
  Income (loss) before income tax............     3.7      (5.7)      --          --
  Income tax (expense) benefit...............    (1.9)      0.9       --          --
                                               ------    ------    -----       -----
  Net income (loss)..........................     1.8      (4.8)      --          --
                                               ------    ------    -----       -----
TOTAL
  Net sales..................................   645.2     541.6     96.1        96.1
  Income (loss) before income tax............   (15.6)    (17.5)     6.3         7.4
  Income tax (expense) benefit...............     9.8      (0.6)    (2.1)       (2.7)
                                               ------    ------    -----       -----
  Net income (loss)..........................    (5.8)    (18.1)     4.2         4.7
                                               ------    ------    -----       -----
Gain (loss) on disposal, net of income tax...      --     121.4      6.0         4.9
                                               ------    ------    -----       -----
Income (loss) from discontinued operations...  $ (5.8)   $103.3    $10.2       $ 9.6
                                               ======    ======    =====       =====

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     The components of net assets of discontinued operations at March 31, 1997 at net realizable value are as follows (in millions):

                                                               1997
                                                              ------
NET CURRENT ASSETS
  Cash......................................................  $  3.9
  Accounts and notes receivable -- net......................    57.2
  Inventories...............................................    28.5
  Accounts payable and accrued liabilities..................   (29.2)
  Other current liabilities.................................   (12.7)
                                                              ------
Total net current assets....................................    47.7
                                                              ------
NET NON-CURRENT ASSETS
  Property, plant and equipment -- net......................    66.4
  Deferred tax assets.......................................     8.3
  Other assets..............................................     0.9
                                                              ------
Total net non-current assets................................    75.6
                                                              ------
Total net assets............................................  $123.3
                                                              ======

15. STOCK-BASED COMPENSATION

DR. R.K. BARTON PLAN

     Dr. R.K. Barton was granted 2,500,000 options by JHIL on September 8, 1993 under the R.K. Barton Share Option Plan. Each option conferred the right to subscribe for one ordinary JHIL share at a price of AUD 2.42 per share, provided that the market price exceeded AUD 3.63 on the date of exercise. On June 16, 1997, R.K. Barton exercised all of his 2,500,000 options. This Plan was accounted for as a variable plan under APB No. 25 and, accordingly, compensation expense of $2.5 million was recognized in 1997.

SHADOW STOCK PLANS

     The U.S. Shadow Stock Plan provides an incentive to certain key employees in the United States based on any growth in the JHIL share price over time as if such employees were the owners of that number of JHIL's common stock as are equal to the number of shares of Shadow Stock issued to employees. The vesting period of Shadow Stock is five years. The total number of shares outstanding at March 31, 1996, 1997 and 1998 was 365,000 shares, 783,500 shares and 1,540,500 shares, respectively.

     In December 1998, a Shadow Stock Plan for non U.S. based employees was instituted under similar terms to the U.S. Shadow Stock Plan except that the vesting period in the shares is three years. In December 1998, 3,003,000 shares were issued under the Non U.S. Shadow Stock Plan and remained outstanding at December 31, 1998.

     The Plans have been accounted for as variable plans under APB No. 25 and, accordingly, compensation expense of $0.1 million, $0.2 million and $0.6 million was recognized in 1996, 1997 and 1998, respectively.

EXECUTIVE SHARE PURCHASE PLAN

     Prior to July 1998, JHIL had an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with interest-free loans provided by JHIL and collateralized by the shares. In such cases, the amount of indebtedness was reduced by any amounts payable by JHIL in respect of such shares, including

                       JAMES HARDIE N.V. AND SUBSIDIARIES
dividends. Loans are generally payable within two years after termination of an executive's employment. Based on JHIL's experience, substantially all of such loans are being repaid over time. Accordingly, fixed plan accounting has been applied under APB No. 25, except that dividends declared on the shares are recognized as compensation expense. Compensation expense was $0.7 million, $0.4 million and $0.5 million for 1996, 1997 and 1998, respectively. The unaudited compensation expense for the nine months ended December 31, 1997 and 1998 was $0.5 million and $0.2 million, respectively. Shares issued to executives during 1996, 1997 and 1998 totalled 2,826,000, 10,000 and 2,502,000, respectively. The average issue price per share was $1.72, $2.85 and $2.95 in 1996, 1997 and 1998, respectively.

16. ACQUISITIONS

     On February 1, 1997, the Company purchased Boral Gypsum, Inc. ("Boral"), a gypsum mining and wallboard manufacturing operation in Nashville, Arkansas. The acquisition has been accounted for as a purchase for financial reporting purposes. The purchase price was comprised of $94.7 million in cash and the assumption of $4.2 million in liabilities. The estimated fair values of assets acquired are summarized as follows (in millions):

Trade receivables...........................................    $11.3
Inventories.................................................      2.1
Prepaid expenses............................................      0.1
Property, plant and equipment...............................     27.3
Mineral reserves............................................     20.8
Goodwill....................................................     37.3
                                                                -----
          Total.............................................    $98.9
                                                                =====

     The operating results for Boral have been included with those of the Company from February 1, 1997. Sales for the period from February 1, 1997 to March 31, 1997 were $14.5 million.

     The following summarized unaudited pro forma financial information for the fiscal years ended March 31 assumes the acquisition had occurred on April 1 of each year (in millions):

                                                                PRO FORMA
                                                             ----------------
                                                              1996      1997
                                                             ------    ------
Pro forma net sales........................................  $705.6    $786.3
                                                             ======    ======
Pro forma operating profit.................................  $ 77.4    $ 32.3
                                                             ======    ======

     These amounts include the actual results of the Boral operation for fiscal year 1996 and for the first ten months of fiscal year 1997. These amounts are based on certain assumptions and estimates and do not reflect any benefits that might be achieved by the acquisition. The pro forma results do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

17. FINANCIAL INSTRUMENTS

     The Company enters into foreign currency forward exchange contracts and interest rate swaps to manage its market risk due to fluctuations in foreign exchange rates and interest rates.

INTEREST RATES

     Bank overdrafts and loans bore an average variable interest rate of 6.54% and 6.50% as of March 31, 1997 and 1998, respectively. These liabilities exposed the Company to the risk of rising interest rates increasing

                       JAMES HARDIE N.V. AND SUBSIDIARIES
interest expense. The Company's policy was generally to use interest rate swaps and purchased options to hedge these exposures. A swap or other instrument is designated as a hedge if it is expected to be effective as a hedge. Both the swap and the underlying position were monitored to ensure hedge effectiveness was maintained over time. At March 31, 1998, these instruments covered approximately 57% of the Company's net liabilities (liabilities of $524.8 million less assets of $350.0 million) that were exposed to variable interest rates.

     Simultaneously with the issuance of the $158.0 million non-collateralized fixed rate notes, the Company entered into an interest rate swap. This effectively converted the fixed rate notes, issued between 9.23% and 9.44%, to variable rates (6.67% at March 31, 1998).

     The interest rate swaps the Company entered into were plain vanilla contracts to receive variable swap interest at variable rates and to pay swap interest at fixed interest rates for a specified period and at specified rates. Variable rates were primarily determined by reference to the 90 day LIBOR rate. Net swap interest paid or received was accrued as an adjustment to interest expense.

     The following table summarizes the notional values and related terms of interest rate swaps at March 31, 1998. Notional amounts (shown in millions) provide an indication of the extent to which the Company was involved in such agreements, but did not represent its exposure to market risk.

                                                    MARCH 31, 1998
                          ------------------------------------------------------------------
                                                                  WEIGHTED AVERAGE RATE
                                                             -------------------------------
                          NOTIONAL VALUE   MATURITY DATES       RECEIVE             PAY
                          --------------   --------------    --------------    -------------
Interest rate swaps:
  Pay variable...........     $158.0       1999 - 2007       9.23% to 9.44%    6.67 at LIBOR
                                                                                     + 0.96%
  Pay fixed..............     $100.0           2001           90-day LIBOR     5.90 to 5.96%

     Following the Reorganization, bank overdrafts and loans bore an average interest rate of 5.86% as at December 31, 1998. At December 31, 1998, approximately 60% of the Company's interest cost is fixed (the proportion of interest payable on the U.S.$ unsecured notes). At December 31, 1998, no interest rate hedging instruments had been entered into in relation to the remaining floating interest cost.

FOREIGN CURRENCY

     As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. Historically, the Company managed its Australian dollar exposure to changes in foreign currency exchange rates through its normal operating and financing activities, as well as through the use of financial instruments. The major areas considered for hedging include foreign currency denominated sale and purchase commitments, receivables and payables, intercompany loans, net investments and dividends relating to foreign operations. Where they are effective as hedges, both on-balance sheet financial instruments and forward exchange contracts may be designated as hedges in net investments in foreign operations, in which case the after-tax gains or losses arising on the hedge are included in the cumulative translation adjustment account in equity. The principal investments are in operations located in Australia, New Zealand and the United States.

     Generally, the only instruments the Company uses are foreign exchange contracts. At March 31, 1997 the Company had contracts to buy Australian dollars and sell U.S. dollars of $501.5 million at average exchange rates of U.S.$0.7398 buys AUD 1, and contracts to buy U.S. dollars and sell Australian dollars of $143.5 million at average exchange rates of U.S.$0.7833 buys AUD 1, maturing within one year, that resulted in a net short U.S. dollar hedge position of $358.0 million hedging its net investment in the U.S. operations. At

                       JAMES HARDIE N.V. AND SUBSIDIARIES

March 31, 1998, the Company had contracts to buy Australian dollars and sell U.S. dollars of $192.6 million at average exchange rates of U.S.$0.6943 buys AUD 1 and contracts to buy U.S. dollars and sell Australian dollars of $242.0 million at average exchange rates of U.S.$0.6690 buys AUD 1, maturing within two years, that resulted in a net long U.S. dollar hedge position of $49.4 million hedging its negative net investment in the U.S. operations. The change in the net investment resulted from returns of capital and other distributions from the U.S. and other U.S. dollar denominated subsidiaries.

     At March 31, 1997 and 1998, the Company had contracts to buy New Zealand dollars and sell Australian dollars of $150.8 million and $68.6 million, at average exchange rates of AUD 1 buys NZD 1.1205 and NZD 1.1618, respectively, and maturing within one year. This hedge relates to the New Zealand operations net NZD liability position.

     After the Reorganization, at December 31, 1998, the Company had contracts to sell Australian dollars and to buy U.S. dollars of $165.6 million, at an average exchange rate of U.S. $0.6238 buys AUD $1. These hedges relate to Australian dollar denominated related party loans and hedges of the net investment in foreign operations. At December 31, 1998, the Company had contracts to sell New Zealand dollars and buy U.S. dollars of $15.2 million, at an exchange rate of U.S. $0.5233 buys NZD $1. This hedge relates to New Zealand dollar denominated related party loans.

     The Company also purchases raw materials and fixed assets and sells some finished product for amounts denominated in foreign currencies. In order to protect against exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transactions is due to occur. Any unrealized gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognized in the measurement of the underlying transaction. At March 31, 1997 and 1998 and December 31, 1998, there were no material contracts outstanding.

CREDIT RISK

     The credit risk on financial assets of the Company which have been recognized on the balance sheet, other than equity investments, is generally the carrying amount, net of any provisions for doubtful accounts.

     Investments in government bonds which have been purchased at a discount to face value are carried on the balance sheet at an amount less than the amount realizable at maturity. The total credit risk exposure of the Company could also be considered to include the difference between the carrying amount and the realizable amount.

     For off-balance sheet financial instruments, which are deliverable, including derivatives, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity.

     The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. In accordance with the terms of its master netting agreement with each counterparty, at March 31, the credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counterparty. At March 31, 1997, 1998 and December 31, 1998, total credit exposure arising from forward exchange contracts was $388.4 million, $194.8 million and $0.2 million, respectively.

     The counterparties are prime financial institutions. The Company controls risk through the use of credit ratings and reviews. At March 31, 1998 and December 31, 1998, the Company had no significant concentration of credit risk with any single counterparty or group of counterparties.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

FAIR VALUES

     The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company's remaining financial instruments (in millions):

                                                MARCH 31,
                                  -------------------------------------
                                        1997                1998          DECEMBER 31, 1998
                                  -----------------   -----------------   -----------------
                                  CARRYING    FAIR    CARRYING    FAIR    CARRYING    FAIR
                                   VALUE     VALUE     VALUE     VALUE     VALUE     VALUE
                                  --------   ------   --------   ------   --------   ------
                                                                             (UNAUDITED)
Long-term debt
  Floating......................   $310.2    $318.5    $341.6    $357.0    $122.5    $122.5
  Fixed.........................    160.0     160.0     154.7     154.7     225.0     228.4
                                   ------    ------    ------    ------    ------    ------
          Total.................   $470.2    $478.5    $496.3    $511.7    $347.5    $350.9
                                   ======    ======    ======    ======    ======    ======

                                                MARCH 31,
                                       ---------------------------     DECEMBER 31,
                                          1997            1998             1998
                                       -----------     -----------     ------------
                                       FAIR VALUE      FAIR VALUE       FAIR VALUE
                                       GAIN (LOSS)     GAIN (LOSS)     GAIN (LOSS)
                                       -----------     -----------     ------------
                                                                       (UNAUDITED)
Derivatives
  Currency forwards..................     $27.5           $(9.1)          $ 2.8
  Interest rate swaps
     Pay variable....................     $10.3           $16.3              --
     Receive variable................        --              --              --
  Options............................        --              --              --

     Fair values of long-term debt were determined by reference to the March 31, 1997 and 1998 and December 31, 1998 market values for comparably rated debt instruments and without any adjustment for the effect of hedges. Fair values of forward contracts and swaps are based on dealer quotes at the respective reporting dates.

18. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

     The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires the reporting of certain financial information by operating segment and geographical area. The Company has reported its operating segment information in the format that the operating segment information will be available to and evaluated by the Board of Directors. U.S. Fiber Cement manufactures and sells fiber cement products in the United States. Gypsum manufactures and sells gypsum wallboard products in the United States. Australia/New Zealand Fiber Cement manufactures and sells fiber cement products in Australia, New Zealand and Asian export markets other than the Philippines. Building Systems manufactures, leases and installs modular relocatable buildings, and also manufactures and sells insulated panel systems in Australia. Other includes the Research and Development center in Sydney, Australia, the Philippines fiber cement operations and the manufacturing and selling operations of Windows in Australia. The Company's reportable operating segments are strategic operating units that are managed separately due to their different products and geographical location.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

OPERATING SEGMENTS

     The Company's operating segments and geographical information are as follows (in millions):

                                                                        NET SALES TO
                                                                        CUSTOMERS(1)
                                                                      ----------------
                                        NET SALES TO CUSTOMERS(1)       DECEMBER 31,
                                        --------------------------    ----------------
                                         1996      1997      1998      1997      1998
                                        ------    ------    ------    ------    ------
                                                                        (UNAUDITED)
U.S. Fiber Cement.....................  $100.7    $148.7    $181.1    $134.2    $177.6
Gypsum................................    77.0     103.8     200.5     149.3     190.9
Australia/New Zealand Fiber Cement....   264.6     262.1     211.6     169.0     132.2
Building Systems......................   118.2     133.8     147.9     111.9      81.3
Other.................................    63.2      63.2      79.4      63.4      47.9
                                        ------    ------    ------    ------    ------
     Segments Total...................   623.7     711.6     820.5     627.8     629.9
General Corporate.....................     1.2       1.8       1.8       1.3       1.2
                                        ------    ------    ------    ------    ------
     Worldwide Total..................  $624.9    $713.4    $822.3    $629.1    $631.1
                                        ======    ======    ======    ======    ======

                                                                   INCOME FROM                                TOTAL
                                                                   OPERATIONS                              IDENTIFIABLE
                                                                 ---------------           TOTAL              ASSETS
                                       INCOME FROM OPERATIONS     DECEMBER 31,      IDENTIFIABLE ASSETS    ------------
                                      ------------------------   ---------------    -------------------    DECEMBER 31,
                                       1996     1997     1998     1997     1998       1997       1998          1998
                                      ------   ------   ------   ------   ------    --------   --------    ------------
                                                                   (UNAUDITED)                             (UNAUDITED)
U.S. Fiber Cement...................  $ 17.5   $ 27.7   $ 37.6   $ 29.2   $ 31.6    $  162.5   $  188.9      $  220.9
Gypsum..............................     6.9     18.1     39.9     32.8     46.5       190.2      214.8         237.7
Australia/New Zealand Fiber
  Cement(2),(3).....................    62.9     25.8     35.7     34.4     16.7       182.6      156.1         125.5
Building Systems(7).................    10.2     10.0      9.9     10.8      6.1        85.8       86.9          72.7
Other(2),(4)........................   (13.1)   (43.3)   (27.0)   (19.9)   (16.2)       63.5       82.6          81.8
                                      ------   ------   ------   ------   ------    --------   --------      --------
    Segments Total..................    84.4     38.3     96.1     87.3     84.7       684.6      729.3         738.6
General Corporate(6),(9)............   (23.5)   (22.7)   (13.9)   (13.2)   (11.5)      726.1      512.4         269.9
                                      ------   ------   ------   ------   ------    --------   --------      --------
Total Operating Profit..............    60.9     15.6     82.2     74.1     73.2         N/A        N/A           N/A
Net interest expense(8).............   (15.6)    (8.8)    (9.3)    (6.9)   (11.4)        N/A        N/A           N/A
Other income/(expense)..............   (24.4)   (22.3)   (17.2)   (16.2)    (4.8)        N/A        N/A           N/A
Discontinued........................     N/A      N/A      N/A      N/A      N/A       123.3         --            --
                                      ------   ------   ------   ------   ------    --------   --------      --------
    Worldwide Total.................  $ 20.9   $(15.5)  $ 55.7   $ 51.0   $ 57.0    $1,534.0   $1,241.7      $1,008.5
                                      ======   ======   ======   ======   ======    ========   ========      ========

                                                                ADDITIONS TO                            DEPRECIATION
                                                                 PROPERTY,                                   AND
                                                                 PLANT AND                              AMORTIZATION
                                      ADDITIONS TO PROPERTY,    EQUIPMENT(5)      DEPRECIATION AND      -------------
                                      PLANT AND EQUIPMENT(5)    ------------        AMORTIZATION        DECEMBER 31,
                                      ----------------------    DECEMBER 31,    ---------------------   -------------
                                      1996    1997     1998         1998        1996    1997    1998    1997    1998
                                      ----   ------   ------    ------------    -----   -----   -----   -----   -----
                                                                (UNAUDITED)                              (UNAUDITED)
U.S. Fiber Cement...................  $16.8  $ 76.2   $ 41.9       $ 24.6       $ 4.4   $ 6.7   $ 9.0   $ 4.2   $ 6.3
Gypsum..............................   9.5     47.8     28.3         23.5         3.6     5.0     8.9     7.3     7.5
Australia/New Zealand Fiber
  Cement............................  10.3     28.4     29.7         13.2         9.4    12.0     9.2     8.6     6.8
Building Systems....................  16.4     12.2     22.6          9.2         6.1     7.5     8.1     5.9     6.4
Other...............................   3.3      4.9     24.2         16.1         3.0     3.3     2.3     1.5     1.7
                                      ----   ------   ------       ------       -----   -----   -----   -----   -----
    Segments Total..................  56.3    169.5    146.7         86.6        26.5    34.5    37.5    27.5    28.7
General Corporate...................   8.4      2.6      8.1          0.8         1.5     1.1     1.0     0.5     0.5
Discontinued........................   N/A      N/A      N/A          N/A        25.5    24.1     5.3     3.9      --
                                      ----   ------   ------       ------       -----   -----   -----   -----   -----
    Worldwide Total.................  $64.7  $172.1   $154.8       $ 87.4       $53.5   $59.7   $43.8   $31.9   $29.2
                                      ====   ======   ======       ======       =====   =====   =====   =====   =====

                       JAMES HARDIE N.V. AND SUBSIDIARIES

GEOGRAPHIC AREAS

                                                                    NET SALES TO                              TOTAL
                                                                    CUSTOMERS(1)                           IDENTIFIABLE
                                              NET SALES TO         ---------------          TOTAL             ASSETS
                                              CUSTOMERS(1)          DECEMBER 31,     IDENTIFIABLE ASSETS   ------------
                                        ------------------------   ---------------   -------------------   DECEMBER 31,
                                         1996     1997     1998     1997     1998      1997       1998         1998
                                        ------   ------   ------   ------   ------   --------   --------   ------------
                                                                     (UNAUDITED)                           (UNAUDITED)
United States.........................  $177.7   $252.5   $381.5   $283.5   $368.5   $  352.8   $  403.7     $  458.5
Australia.............................   364.3    379.3    361.8    282.1    220.9      263.3      242.3        203.0
New Zealand...........................    77.0     77.9     63.4     51.6     34.8       40.6       33.3         22.3
Other Countries.......................     4.7      1.9     13.8     10.6      5.7       27.9       50.0         54.8
                                        ------   ------   ------   ------   ------   --------   --------     --------
    Segments Total....................   623.7    711.6    820.5    627.8    629.9      684.6      729.3        738.6
General Corporate.....................     1.2      1.8      1.8      1.3      1.2      726.1      512.4        269.9
Discontinued..........................     N/A      N/A      N/A      N/A      N/A      123.3         --           --
                                        ------   ------   ------   ------   ------   --------   --------     --------
    Worldwide Total...................  $624.9   $713.4   $822.3   $629.1   $631.1   $1,534.0   $1,241.7     $1,008.5
                                        ======   ======   ======   ======   ======   ========   ========     ========

---------------
"N/A" -- Not applicable.

(1) Export sales and intersegment sales are not significant. No single customer represents 10% or more of total sales.

(2) The operating profit of Australia/New Zealand Fiber Cement was reduced by restructuring and other expenses of $17.8 million in fiscal year 1997, $5.1 million in fiscal year 1998 and $2.2 million and $1.2 million for the nine months ended December 31, 1997 and 1998, respectively, (see Note 12). In addition, the operating profit of Other was reduced by restructuring and other expenses of $21.0 million for a goodwill impairment charge in fiscal year 1997 (see Note 12).

(3) Sales of building systems products in New Zealand are included in the Australia/New Zealand Fiber Cement segment.

(4) Income from the operations of Other includes expenses of $9.2 million, $10.6 million, and $11.0 million in 1996, 1997 and 1998, respectively, relating to the Sydney-based Research and Development Center. Additionally, research and development costs of $0.8 million and $3.6 million in 1997 and 1998 are expensed in the U.S. Fiber Cement operating segment and research and development costs of $2.9 million, $3.6 million and $3.4 million are expensed in the Australia/New Zealand Fiber Cement segment.

     Income from operations of Other includes expenses of $7.3 million and $4.6 million for the nine months ended December 31, 1997 and 1998, respectively, relating to the Sydney-based Research and Development Center. Additionally, research and development costs of $2.6 million and $4.0 million for the nine months ended December 31, 1997 and 1998, are expensed in the U.S. Fiber Cement operating segment and research and development costs of $2.7 million and $1.9 million are expensed in the Australia/New Zealand Fiber Cement segment for the nine months ended December 31, 1997 and 1998, respectively.

     Research and development expenditures are expensed as incurred and in total amounted to $12.1 million, $15.0 million and $18.0 million for the years ended March 31, 1996, 1997 and 1998, respectively. For the nine months ended December 31, 1997 and 1998, total research and development expenditure amounted to $12.6 million and $10.5 million, respectively.

(5) Additions to property, plant and equipment include both cash and credit purchases.

(6) Up to the date of the Reorganization, General Corporate comprised selling, general and administrative expenses related to the Company's Sydney, Australia corporate office and the existing U.S. corporate office. Post reorganization, no expenses relating to the Sydney, Australia corporate office have been incurred. The principal components are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense, net of rental income, on the Company's corporate offices.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

     Additionally, pension costs related to the Australian defined benefit plans for Australia/New Zealand Fiber Cement, Building Systems and Other segments totalling $2.0 million, $3.3 million and $2.4 million in 1996, 1997 and 1998, respectively, have been included in the General Corporate segment. Pension costs related to Australian defined benefit plans for Australia/New Zealand Fiber Cement, Building Systems and Other segments totalling $1.8 million and $0.9 million for the nine months ended December 31, 1997 and 1998, respectively, have been included in the General Corporate segment. In 1996, there was an expense of $6.7 million related to surplus lease space and, in 1997, stock compensation expense of $2.9 million.

(7) The Building Systems segment includes commission income received from the Australia/New Zealand Fiber Cement segment for fiber cement systems which are marketed to architects and specifiers by Building Systems but are physically distributed by the Australia/New Zealand Fiber Cement segment. Commissions earned during 1996, 1997 and 1998 were $6.9 million, $7.4 million and $6.7 million, respectively. Commissions earned during the nine months ended December 31, 1997 and 1998 were $5.3 million and $4.4 million, respectively.

(8) The Company does not report net interest and expense for each reportable segment as reportable segments are not held directly accountable for interest expense.

(9) The Company does not report deferred tax assets and liabilities for each reportable segment as reportable segments are not held directly accountable for deferred taxes. All deferred taxes are included in General Corporate.

CONCENTRATIONS OF RISK

     The current sole source of gypsum rock for the Seattle, Washington gypsum wallboard manufacturing facility is a gypsum mine located in Santa Rosalia, Mexico. The mine is owned by Compania Minera Caopas S.A. de C.V. (and its affiliates), which is currently operating under a form of Mexican bankruptcy protection, and management has been unable to determine the status of certain licenses or permits necessary for operation of the mine. Therefore, there can be no assurance that shipments from the Caopas mine will continue. A cessation of shipments from the Caopas mine and an inability to secure an alternative source of supply on reasonable terms would have a material adverse effect on the business, results of operations, cash flows and financial position of the Company.

     The distribution channels for the Company's fiber cement products and gypsum wallboard products are concentrated. If the Company were to lose one or more of their major distributors, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more distributors could have a material adverse effect on the Company's results of operations, cash flows and financial position.

     Approximately 54% of the Company's revenues in fiscal year 1998 were derived from sales outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the results of operations, cash flows and financial position of the Company's non-U.S. operations on translation into U.S. dollars.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

19.  COMPREHENSIVE INCOME

     As of April 1, 1998 the Company adopted SFAS No. 130 which establishes standards for the reporting and display of comprehensive income and its components. The components of total comprehensive income were as follows (in millions):

                                                                                NINE MONTHS
                                                                                   ENDED
                                                   YEARS ENDED MARCH 31,        DECEMBER 31,
                                                 -------------------------    ----------------
                                                  1996     1997      1998      1997      1998
                                                 ------    -----    ------    ------    ------
                                                                                (UNAUDITED)
Net income.....................................    12.3     90.8      40.9      41.4      26.1
Other comprehensive income (loss):
  Net unrealized gains (losses) on
     available-for-sale securities.............    (0.7)    (0.5)     (1.5)     (1.8)      1.3
  Hedging from an Australian dollar
     perspective, the net investment in foreign
     operations:
     Gross currency translation gains
       (losses)................................    10.2      0.5     (42.0)    (43.0)     23.4
     Income tax (expense) benefit..............   (12.9)    (1.2)    (36.8)     38.5     (27.7)
                                                 ------    -----    ------    ------    ------
  Net currency translation gains (losses)......    (2.7)    (0.7)     (5.2)     (4.5)     (4.3)
  Net currency translation gains (losses) on
     translation into U.S. dollars.............    31.4      2.3     (84.4)    (88.8)    (41.8)
                                                 ------    -----    ------    ------    ------
       Total other comprehensive income (loss),
          net of income tax....................    28.0      1.1     (91.1)    (95.1)    (44.8)
                                                 ------    -----    ------    ------    ------
       Total comprehensive income (loss).......    40.3     91.9     (50.2)    (53.7)    (18.7)
                                                 ======    =====    ======    ======    ======

     The components of total accumulated other comprehensive income, net of related tax, which is displayed in the balance sheet, were as follows (in millions):

                                                      YEARS ENDED        NINE MONTHS
                                                       MARCH 31,      ENDED DECEMBER 31,
                                                     --------------   ------------------
                                                     1997     1998     1997       1998
                                                     -----   ------   -------   --------
                                                                         (UNAUDITED)
Net unrealized gains (losses) on
  available-for-sale securities...................   $ 0.2   $ (1.3)  $ (1.6)   $    --
Foreign currency translation gains (losses).......    15.6    (74.0)   (77.7)    (120.1)
                                                     -----   ------   ------    -------
          Total accumulated other comprehensive
            income (loss).........................   $15.8   $(75.3)  $(79.3)   $(120.1)
                                                     =====   ======   ======    =======

                       JAMES HARDIE N.V. AND SUBSIDIARIES

20.  SHAREHOLDERS' EQUITY

SHARE CAPITAL

     At December 31, 1998, the authorized share capital of the Company was NLG 3,000,000, consisting of 150,000,000 shares of common stock, with a nominal value of NLG 0.02 per share.

     Effective with the Reorganization, the Company's equity was recapitalized by the issuance of 50,000,000 shares of common stock with a nominal value of $0.6 million and unaudited contributed capital of $448.8 million. The Reorganization resulted in a deemed transfer to JHIL on November 1, 1998 of the Retained Assets and Liabilities with an unaudited basis of $101.3 million. The Retained Assets and Liabilities were comprised of (in millions):

                                                              (UNAUDITED)
Cash and cash equivalents...................................    $  1.4
Accounts and notes receivable...............................      26.2
Investments and long term receivables.......................      20.9
Property, plant and equipment, net..........................      34.0
Net deferred tax assets.....................................      45.8
Accounts payable and other current liabilities..............     (27.0)
                                                                ------
                                                                $101.3
                                                                ======

DIVIDENDS

     Pursuant to the Articles of Association and Dutch law, the declaration of dividends, if any, will be at the discretion of the Board of Directors (subject to the dividend rights of holders of Preferred Stock, if any). The Board of Directors may resolve that James Hardie make distributions out of James Hardie's annual profit, general share premium account and out of any other reserves that are available for shareholder distributions under Dutch law. The Board of Directors may also resolve that James Hardie pay interim dividends. James Hardie may not pay dividends, including interim dividends, if the payment would reduce shareholders' equity to an amount less than the sum of James Hardie's share capital account, plus certain reserves that are required to be maintained by Dutch law or the Articles of Association. James Hardie's Articles of Association provide that future dividends, if any, will be declared and paid in U.S. dollars, unless the Board of Directors determines otherwise.

21.  EXTRAORDINARY ITEM

     In connection with the Reorganization, the Company raised financing to repay related party borrowings to JHIL. The Company incurred an unaudited $8.3 million, net of taxes, extraordinary loss for prepayment penalties.

22.  RELATED PARTY TRANSACTIONS (UNAUDITED)

PURCHASE AGREEMENTS

     In connection with the Reorganization (Note 1), the Company entered into the Purchase Agreements and acquired the Transferred Businesses from JHIL. The Transferred Businesses were acquired by the Company in consideration of 100% of its outstanding common stock and $349.1 million, which was paid from the issuance of notes and borrowings under a new term loan. The $349.1 million payment represented the settlement of liabilities to JHIL which existed as intercompany indebtedness in subsidiaries contributed to the Company. The Purchase Agreements contain indemnity provisions which provide that, for a period of seven years after the Reorganization, JHIL and any relevant non-transferring subsidiary will indemnify the

                       JAMES HARDIE N.V. AND SUBSIDIARIES

Company for certain matters in relation to the operation of the Transferred Businesses prior to the Reorganization as expressly described in the Purchase Agreements (this indemnity does not include claims that, in the aggregate, amount to less than $50,000). In addition, JHIL and the relevant non-transferring subsidiary have agreed to provide unlimited indemnification to the Company for (i) all claims related to asbestos liability; (ii) all environmental-related claims arising from the condition of the real properties prior to the Reorganization or the conduct of the relevant businesses prior to the Reorganization (excluding claims arising from deliberate actions taken by the Company with the intention of triggering an environmental claim); (iii) taxes incurred by any subsidiary being transferred to the Company which relate to periods prior to the Reorganization; and (iv) all claims in relation to defective products and services manufactured or supplied by JHIL or the relevant subsidiary prior to the Reorganization (excluding claims below a specified threshold) for each of the transferring businesses, which in the aggregate amounts to approximately $2.4 million.

LEASE AGREEMENTS

     The Company has entered into lease agreements with subsidiaries of JHIL whereby the Company leases, on a long-term basis, an office building in Australia and fiber cement manufacturing facilities in Australia and New Zealand. Obligations under such leases amount to an aggregate of approximately $4.1 million per year. All of the leases expire on October 31, 2008 with the exception of two leases that expire on October 31, 2000. All of the leases contain renewal options and provisions adjusting lease payments based on changes in various market factors as reflected in changes in the consumer price index.

REIMBURSEMENT AGREEMENT

     Several of the officers of the Company are also officers of JHIL or may provide services to JHIL from time to time. The Company pays all of the salaries and benefits of all of these officers, other than Dr. Barton. Pursuant to the provisions of the Reimbursement Agreement, the Company tracks the time such officers spend in performing services for JHIL and JHIL reimburses the Company for the allocated portion of the salary and benefits of such officers. Dr. Barton, however, is paid directly by the Company and JHIL for the time spent by Dr. Barton in performing his duties for the Company and JHIL, respectively. Certain other officers or employees of JHIL may from time to time provide services to the Company. JHIL will be similarly reimbursed by the Company for these services. In addition the Company and JHIL are each reimbursed for any services or facilities provided for the benefit of the other entity. Expense reimbursements are made quarterly.

FOREIGN CURRENCY CONTRACTS

     The Company has entered into contracts to sell Australian dollars and to buy U.S. dollars of $165.6 million and to sell New Zealand dollars and buy U.S. dollars of $15.2 million with JHIL. At December 31, 1998, $6.5 million has been included as a receivable from JHIL under these contracts.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

RECEIVABLES FROM AND PAYABLES TO JHIL

     At December 31, 1998 unaudited receivables from and payables to JHIL consisted of (in millions):

                                                                          POST
                                                     BALANCES AT     REORGANIZATION
                                                    REORGANIZATION      ACTIVITY       TOTAL
                                                    --------------   --------------   -------
Receivables.......................................     $ 154.1           $ 6.5        $ 160.6
Payables..........................................      (143.4)           (3.5)        (146.9)
                                                       -------           -----        -------
                                                       $  10.7           $ 3.0        $  13.7
                                                       =======           =====        =======

     Certain balances at the date of the Reorganization have been settled between the parties post December 31, 1998 (see Note 23) as a transfer to JHIL. Balances arising post Reorganization are as a result of the Lease and Reimbursement agreements and Foreign Currency contracts referred to above.

STOCK BASED COMPENSATION

     Several employees of the Company are participants in JHIL's Executive Share Purchase Plan. Under the terms of the Plan, employees funded the purchase of JHIL shares with interest-free loans provided by JHIL and collateralized by the shares. As of July 1998, JHIL had decided not to issue any further shares in this Plan. As of December 31, 1998 the employees had loans payable to JHIL of $8.5 million.

23. SUBSEQUENT EVENTS (UNAUDITED)

     On February 5, 1999, the Company entered into binding agreements to sell to JHIL three non-operating subsidiaries. At December 31, 1998, the combined net assets of these subsidiaries was $6.8 million and, for the nine months period ended December 31, 1998, the combined net income (loss) of these subsidiaries was zero.

     On February 5, 1999, the Company and JHIL entered into an agreement to consolidate and set-off certain intercompany receivables and payables that were in existence at the date of the Reorganization. The following unaudited pro forma consolidated balance sheet data gives accounting effect to the consolidation and set-off of the intercompany accounts as if they had occurred on December 31, 1998 (in millions):

                                                                  CONSOLIDATION
                                                   DECEMBER 31,        AND
                                                       1998          SET-OFF       PRO FORMA
                                                   ------------   -------------    ---------
                                                                  (UNAUDITED)
Current assets...................................    $  386.9        $(150.3)(1)    $ 236.6
Other assets.....................................       621.6                         621.6
                                                     --------                       -------
          Total assets...........................     1,008.5                         858.2
                                                     ========                       =======
Current liabilities..............................       297.9         (141.1)(1)      156.8
Other liabilities................................       372.7                         372.7
                                                     --------                       -------
          Total liabilities......................       670.6                         529.5
Shareholders' equity.............................       337.9           (9.2)(1)      328.7
                                                     --------                       -------
Total liabilities and shareholders' equity.......    $1,008.5                       $ 858.2
                                                     ========                       =======

---------------

(1) Represents the consolidation and set-off of receivables from JHIL of $150.3 million with payables to JHIL of $141.1 million. The net receivable after the set-off of $9.2 million has been deducted from shareholders' equity as it is due from the principal shareholder.

                       JAMES HARDIE N.V. AND SUBSIDIARIES

                               SUPPLEMENTARY DATA
                      QUARTERLY FINANCIAL DATA (UNAUDITED)
                           (MILLIONS OF U.S. DOLLARS)

                                             YEAR ENDED MARCH 31, 1998         YEAR ENDING MARCH 31, 1999
                                                    BY QUARTER                         BY QUARTER
                                       -------------------------------------   ---------------------------
                                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD
                                       -------   -------   -------   -------   -------   -------   -------
Net sales............................  $ 218.2   $ 212.1   $ 198.8   $ 193.2   $ 206.2   $ 209.6   $ 215.3
Cost of goods sold...................   (153.5)   (151.1)   (140.1)   (147.6)   (147.7)   (147.8)   (152.5)
                                       -------   -------   -------   -------   -------   -------   -------
Gross profit.........................  $  64.7   $  61.0   $  58.7   $  45.6   $  58.5   $  61.8   $  62.8
                                       =======   =======   =======   =======   =======   =======   =======
Operating profit.....................  $  23.8   $  30.8   $  19.5   $   8.1   $  22.9   $  25.7   $  24.6
Interest expense.....................    (12.4)    (17.4)     (8.8)    (10.3)     (7.3)     (9.1)     (7.4)
Interest income......................      6.3       9.9       5.0       7.1       3.4       6.0       3.0
Equity income -- RCI corporation.....      2.9       2.1      (0.2)      1.4        --        --        --
Other non operating expenses.........     (2.1)     (6.4)     (2.0)     (1.6)       --      (6.9)      2.1
                                       -------   -------   -------   -------   -------   -------   -------
Income from continuing operations
  before income tax..................     18.5      19.0      13.5       4.7      19.0      15.7      22.3
Income tax (expense).................     (5.6)     (6.6)     (7.0)     (5.8)     (6.6)     (8.7)     (7.3)
                                       -------   -------   -------   -------   -------   -------   -------
Income from continuing operations....     12.9      12.4       6.5      (1.1)     12.4       7.0      15.0
Income (loss) from discontinued
  operations.........................      6.3      (5.5)      8.8       0.6        --        --        --
                                       -------   -------   -------   -------   -------   -------   -------
Extraordinary loss...................       --        --        --        --        --        --      (8.3)
                                       -------   -------   -------   -------   -------   -------   -------
Net Income...........................  $  19.2   $   6.9   $  15.3   $  (0.5)  $  12.4   $   7.0   $   6.7
                                       =======   =======   =======   =======   =======   =======   =======

                            [LOGO] James Hardie N.V.

[MAP OF THE UNITED STATES DETAILING THE COMPANY'S GYPSUM MANUFACTURING SITES IN SEATTLE, LAS VEGAS AND NASHVILLE AND THE COMPANY'S FIBER CEMENT MANUFACTURING SITES IN FONTANA, CLEBURNE, PLANT CITY AND TACOMA.]

[MAP OF ASIA DETAILING THE COMPANY'S FIBER CEMENT MANUFACTURING SITE IN MANILA, THE COMPANY'S SALES OFFICES IN TAPEI, SINGAPORE AND JAKARTA, AND THE COMPANY'S SALES AGENTS IN SEOUL, OSAKA, HONG KONG, BANGKOK AND HO CHI MINH CITY.]

[MAP OF AUSTRALIA AND NEW ZEALAND DETAILING THE COMPANY'S FIBER CEMENT MANUFACTURING SITES IN BRISBANE, SYDNEY, PERTH AND AUCKLAND AND THE COMPANY'S WINDOWS MANUFACTURING SITES IN BRISBANE, TAMWORTH, NEWCASTLE/OURIMBAH, SYDNEY, ADELAIDE, CANBERRA AND MELBOURNE.]

[MAP OF AUSTRALIA AND NEW ZEALAND DETAILING THE COMPANY'S BUILDING SYSTEMS MANUFACTURING SITES IN JAKARTA, TOWNSVILLE, BRISBANE, PERTH, ADELAIDE, MELBOURNE, SYDNEY, LAUNCESTON, CHRISTCHURCH AND AUCKLAND.]
                      [This page intentionally left blank]

No dealer, salesperson or other individual has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
             ------------------------------------------------------

Prospectus Summary.....................    3
Risk Factors...........................   11
The Reorganization.....................   21
Use of Proceeds........................   23
Dividend Policy........................   23
Capitalization.........................   24
Dilution...............................   25
Unaudited Pro Forma Consolidated
  Financial Data.......................   26
Selected Financial and Operating
  Data.................................   33
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   36
Business...............................   50
Management.............................   68
JHIL and the Selling Shareholder.......   79
Certain Relationships and Related
  Transactions.........................   79
Shares Eligible for Future Sale........   81
Description of Capital Stock...........   82
Share Certificates and Transfer........   86
Taxation...............................   86
Underwriting...........................   93
Legal Matters..........................   97
Experts................................   97
Available Information..................   97
Enforcement of Civil Liabilities.......   98
Notice to Ontario and Quebec
  Residents............................   99
Index to Financial Statements..........  F-1

Until             , 1999 all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
PROSPECTUS                                                                , 1999

                                7,500,000 Shares
                               JAMES HARDIE N.V.

                                    JH LOGO
                                  Common Stock
                            WARBURG DILLON READ LLC
                           CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

PROSPECTUS                            Subject to Completion, Dated March 2, 1999

--------------------------------------------------------------------------------

                                7,500,000 Shares

                                    JH LOGO
                               JAMES HARDIE N.V.
                                  Common Stock
--------------------------------------------------------------------------------

All of the 7,500,000 shares of common stock, nominal value NLG 0.02 per share (the "Common Stock"), of James Hardie N.V. ("James Hardie") offered hereby are being sold by a wholly owned indirect subsidiary (the "Selling Shareholder") of James Hardie Industries Limited, a public company organized under the laws of Australia and listed on the Australian Stock Exchange ("JHIL"), in concurrent offerings outside the United States and Canada and in the United States and Canada (collectively, the "Offerings"). Of such shares, 1,125,000 are initially being offered outside the United States and Canada by the International Underwriters (the "International Offering") and 6,375,000 are initially being offered in the United States and Canada by the U.S. Underwriters (the "United States Offering"). The per share price to the public and per share underwriting discounts and commissions in each of the Offerings will be identical. See "Underwriting." James Hardie will not receive any of the proceeds from the sale of the shares offered hereby.

James Hardie is currently a wholly-owned indirect subsidiary of JHIL. Following consummation of the Offerings, JHIL will beneficially own approximately 85% of the outstanding shares of Common Stock (or approximately 83% of the outstanding shares of Common Stock if the U.S. Underwriters' over-allotment option is exercised in full).

Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price per share will be between $15.00 and $18.00. See "Underwriting" for the factors to be considered in determining the initial public offering price. The shares of Common Stock have been approved for listing (subject to official notice of issuance) on the New York Stock Exchange (the "NYSE") under the symbol "JHX."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" COMMENCING ON PAGE 11.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  Underwriting             Proceeds
                                             Price to             Discounts and           to Selling
                                              Public             Commissions(1)         Shareholder(2)
---------------------------------------------------------------------------------------------------------
Per Share                               $                      $                      $
---------------------------------------------------------------------------------------------------------
Total(3)                                $                      $                      $
---------------------------------------------------------------------------------------------------------

(1) James Hardie, the Selling Shareholder and JHIL have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the Offerings payable by JHIL estimated to be $1,825,000.

(3) The Selling Shareholder has granted the U.S. Underwriters a 30-day option to purchase up to 1,125,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is
    exercised in full, the total Price to Public will be $         , the total
    Underwriting Discounts and Commissions will be $         and the total
    proceeds to the Selling Shareholder will be $         . See "Underwriting."

The shares of Common Stock are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that delivery of the certificates therefor will be made at the offices of UBS AG, acting through its division Warburg Dillon Read, New York, New York, or through the facilities of The
Depository Trust Company, on or about             , 1999.

WARBURG DILLON READ
                        CREDIT SUISSE FIRST BOSTON
                                             MERRILL LYNCH INTERNATIONAL
               The date of this Prospectus is             , 1999.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholder by De Brauw Blackstone Westbroek N.V. Advice with respect to Dutch tax matters has been provided by PricewaterhouseCoopers N.V., Dutch tax advisors to the Company. Certain legal matters in connection with the Offerings will be passed upon for the Company by Gibson, Dunn & Crutcher LLP and for the Underwriters by Davis Polk & Wardwell. Gibson, Dunn & Crutcher LLP and Davis Polk & Wardwell will rely on the opinions of De Brauw Blackstone Westbroek N.V. with respect to all matters of Dutch law and PricewaterhouseCoopers N.V. with respect to Dutch tax law matters.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets as of March 31, 1997 and 1998, and the consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended March 31, 1998, included in this Prospectus have been audited by PricewaterhouseCoopers, Australia, independent accountants, as stated in their report appearing herein.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form F-1 filed by the Company with the U.S. Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified by such reference.

     As a result of the United States Offering, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith will file reports, including annual reports, and other information with the Commission. Such reports and other information may be obtained, upon written request, from the Transfer Agent and Registrar at its principal office located at 40 Wall Street, New York, New York 10005. Such reports and other information may also be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, reports and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. As a foreign private Company, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and annual reports to shareholders and the short-swing profit recovery provisions set forth in Section 16 of the Exchange Act.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                        ENFORCEMENT OF CIVIL LIABILITIES

     The Company is incorporated under the laws of The Netherlands with its corporate seat in Amsterdam, The Netherlands. Certain of the members of the Company's directors, executive officers and subsidiaries, and certain of the experts named herein, are residents of jurisdictions outside the United States and significant assets of the Company and of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or such other persons, or to enforce outside the United States judgments obtained against such persons in the U.S. courts, or to enforce U.S. court judgments obtained against such persons in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws.

     The Company has been advised by its Dutch counsel, De Brauw Blackstone Westbroek N.V., that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. In the view of such counsel, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a court of competent jurisdiction in The Netherlands, such party may submit in the course of such proceedings the final judgment that has been rendered in the United States. If a Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds that are internationally acceptable and that proper legal procedures have been observed, the court in The Netherlands would, in principle, give binding effect to the final judgment that has been rendered in the United States unless such judgment contravenes Netherlands' public policy. In addition, there is doubt as to whether a court in The Netherlands would render a judgment in an original action predicated solely upon the federal securities laws of the United States. Further, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. See "Risk Factors -- Potential Difficulties in Protecting Shareholder Rights and in Enforcing Civil Liabilities."

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

No dealer, salesperson or other individual has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
             ------------------------------------------------------

Prospectus Summary....................    3
Risk Factors..........................   11
The Reorganization....................   21
Use of Proceeds.......................   23
Dividend Policy.......................   23
Capitalization........................   24
Dilution..............................   25
Unaudited Pro Forma Consolidated
  Financial Data......................   26
Selected Financial and Operating
  Data................................   33
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   36
Business..............................   50
Management............................   68
JHIL and the Selling Shareholder......   79
Certain Relationships and Related
  Transactions........................   79
Shares Eligible for Future Sale.......   81
Description of Capital Stock..........   82
Share Certificates and Transfer.......   86
Taxation..............................   86
Underwriting..........................   93
Legal Matters.........................   97
Independent Public Accountants........   97
Available Information.................   97
Enforcement of Civil Liabilities......   98
Index to Financial Statements.........  F-1
Until        , 1999 all dealers effecting
transactions in the Common Stock, whether
or not participating in this distribution,
may be required to deliver a Prospectus.
This delivery requirement is in addition to
the obligation of dealers to deliver a
Prospectus when acting as Underwriters and
with respect to their unsold allotments or
subscriptions.

PROSPECTUS                                                                , 1999

                                7,500,000 Shares
                               JAMES HARDIE N.V.

                                    JH LOGO
                                  Common Stock
                              WARBURG DILLON READ
                           CREDIT SUISSE FIRST BOSTON
                          MERRILL LYNCH INTERNATIONAL

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than sales commissions) payable by JHIL in connection with the sale and distribution of the shares of Common Stock.

Securities and Exchange Commission Registration Fee.........  $   53,941
NASD Filing Fee.............................................      18,785
New York Stock Exchange Listing Fee.........................     100,000
Blue Sky Fees and Expenses..................................      10,000
Printing and Mailing Fees and Expenses......................     450,000
Accounting Fees and Expenses................................     480,000
Legal Fees and Expenses.....................................     650,000
Transfer Agent and Registrar Fees and Expenses..............      15,000
Miscellaneous...............................................      47,274
                                                              ----------
          Total.............................................  $1,825,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Association provide that the Company is authorized to indemnify its directors, officers and agents against all liabilities resulting from (1) any action, suit or proceeding (other than an action by or in the right of the Company), provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his conduct was unlawful or out of his mandate, and (2) any action or proceeding by or in the right of the Company to procure a judgment in its favor provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made if such person is adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless a court determines that such person is fairly and reasonably entitled to indemnification. Such indemnification shall only be made upon a determination by the Board of Directors or, if the Board of Directors so resolves, by independent legal counsel or by a general meeting of shareholders that indemnification is proper under the circumstances because such person has satisfied the applicable standard of conduct.

     The Company is entering into indemnity agreements (copies of which are filed as exhibits to the Registration Statement) with the directors and certain officers of the Company which provide indemnification to the greatest extent permitted by law. The Company has also purchased insurance policies under which such individuals are insured against liabilities resulting from their conduct when acting in their capacities on behalf of the Company. In addition, Article 37 of the Articles of Association provides that the adoption by the general meeting of shareholders of the annual accounts shall fully discharge the directors from liability in respect of the exercise of their duties during the financial year concerned, unless a proviso is made by the general meeting of shareholders and without prejudice to certain provisions of the Dutch Civil Code. Under Dutch law, this discharge is not absolute and would not be effective as to any matters not disclosed to the Company's shareholders and is subject to general principles of reasonableness and fairness.

     Reference is also made to the form of Underwriting Agreement filed as an exhibit to the Registration Statement for provisions relating to the indemnification of the directors and certain officers of the Company by the underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     In August 1998, in connection with the Reorganization, James Hardie issued 1,000 shares of the Common Stock to JHIL in exchange for NLG 100,000. On October 22, 1998, these 1,000 shares were converted into 5,000,000 shares pursuant to a redivision of shares. At the same time, James Hardie issued an additional 45,000,000 shares of the Common Stock to a subsidiary of JHIL in exchange for the contribution of the Transferred Businesses. The issuances of such shares of the Common Stock were exempt from registration under the Securities Act because, among other reasons, such shares were offered and sold outside of the United States.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
  1.1     Form of Underwriting Agreement(1)
  2.1     Share Acquisition Agreement, dated October 28, 1998, between
          JHIL and James Hardie Australia Pty Limited re acquisition of shares of James Hardie Fibre Cement Pty Limited(2)
  2.2     Share Acquisition Agreement, dated October 28, 1998, between
          JHIL and James Hardie Australia Pty Limited re acquisition of shares of James Hardie Windows (Holdings) Pty Limited and
          James Hardie Building Systems (Holdings) Pty Limited(2)
  2.3     Share Sale and Purchase Agreement, dated October 23, 1998, between RCI Pty Limited, James Hardie N.V. and JHIL re
          acquisition of shares of PT James Hardie Indonesia(2)
  2.4     Share Acquisition Agreement, dated October 23, 1998, among
          RCI Pty Limited, James Hardie N.V. and JHIL re acquisition of shares of James Hardie Philippines Inc.(2)
  2.5     Share Acquisition Agreement, dated October 22, 1998, among
          James Hardie N.V., RCI Malta Investments Limited and JHIL re
          acquisition of shares of James Hardie Research (Holdings)
          Pty Limited(2)
  2.6     Share Contribution Agreement, dated October 22, 1998, among
          James Hardie N.V., RCI Malta Investments Limited and JHIL re
          acquisition of shares of James Hardie (Holdings) Inc.(2)
  2.7     Business Acquisition Agreement, dated October 28, 1998,
          among James Hardie & Coy Pty Limited, James Hardie Australia
          Pty Limited and JHIL(2)
  2.8     Business Acquisition, dated October 28, 1998, Agreement
          among James Hardie & Coy Pty Limited, James Hardie US
          Investments Carson Inc. and JHIL(2)
  2.9     Business Acquisition Agreement, dated October 28, 1998,
          among James Hardie US Investments Carson Inc., James Hardie
          Australia Pty Limited and JHIL(2)
  2.10    Agreement for Sale and Purchase of Business, dated November
          2, 1998, among James Hardie Building Products Limited, James
          Hardie New Zealand Limited and JHIL(2)
  3.1     Form of Amended and Restated Articles of Association of
          James Hardie N.V.(3)
  4.1     Form of Common Stock Certificate of James Hardie N.V.(4)
  5.1     Opinion of De Brauw Blackstone Westbroek N.V.(5)
  8.1     Opinion of PricewaterhouseCoopers N.V. as to certain tax
          matters
  8.2     Opinion of Gibson, Dunn & Crutcher LLP as to certain tax
          matters(5)
 10.1     Registration Rights Agreement between James Hardie N.V. and
          JHIL(4)
 10.2     James Hardie N.V. 1999 Equity Incentive Plan(3)
 10.3     James Hardie N.V. 1999 Independent Directors Deferred
          Compensation Plan(3)
 10.4     Employment Agreement, dated January 1, 1999, between James
          Hardie Inc. and Dr. Keith Barton(3)
 10.5     Employment Agreement between James Hardie N.V. and Dr. Keith
          Barton(3)
 10.6     Employment Agreement, dated September 1, 1998, between James
          Hardie Inc. and Peter Macdonald(3)

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 10.7     Form of Joint and Several Indemnity Agreement among James
          Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(4)
 10.8     Form of Deed of Access to Documents, Indemnity and Insurance
          among James Hardie N.V. and certain indemnitees thereto(1)
 10.9     Reimbursement Agreement between James Hardie N.V. and
          JHIL(3)
 10.10    Gypsum Supply Agreement, dated January 1, 1995, between
          Oxbow Carbon & Minerals, Inc. and James Hardie Gypsum
          (Washington), Inc.(6)
 10.11    Paperboard Supply Agreement, dated May 14, 1998, among
          Republic Paperboard Company, Republic Group Incorporated and
          James Hardie Gypsum, Inc.(6)
 10.12    Lease Agreement, effective November 1, 1998, among James
          Hardie & Coy Pty Limited, JHIL and James Hardie Australia
          Pty Limited re premises at Cnr Cobalt & Silica Street,
          Carole Park, Queensland, Australia(2)
 10.13    Lease Agreement, effective November 1, 1998, among James
          Hardie & Coy Pty Limited, JHIL and James Hardie Australia
          Pty Limited re premises at 46 Randle Road, Meeandah,
          Queensland, Australia(2)
 10.14    Lease Agreement, effective November 1, 1998, among James
          Hardie & Coy Pty Limited, JHIL and James Hardie Australia
          Pty Limited re premises at Cnr Colquhoun & Devon Streets,
          Rosehill, New South Wales, Australia(2)
 10.15    Lease Agreement, effective November 1, 1998, among James
          Hardie & Coy Pty Limited, JHIL and James Hardie Australia
          Pty Limited re premises at 1 Grand Avenue, Camellia, New
          South Wales, Australia(2)
 10.16    Lease Agreement, dated November 6, 1998, among James Hardie
          & Coy Pty Limited, JHIL and James Hardie Australia Pty
          Limited re premises at Rutland, Avenue, Welshpool, Western
          Australia, Australia(2)
 10.17    Lease Agreement, effective November 1, 1998, among James
          Hardie Building Products Limited, JHIL and James Hardie New
          Zealand Limited re premises at Cnr O'Rorke & Station Roads,
          Penrose, Auckland, New Zealand(2)
 10.18    Lease Agreement, effective November 1, 1998, among James
          Hardie Building Products Limited, JHIL and James Hardie New
          Zealand Limited re premises at 44-74 O'Rorke Road, Penrose,
          Auckland, New Zealand(2)
 10.19    Lease Agreement, effective November 1, 1998, among James
          Hardie Building Products Limited, James Hardie New Zealand
          Limited and JHIL re premises at State Highway 16, Kumeu, New
          Zealand(2)
 10.20    Note Purchase Agreement, dated November 5, 1998, among James
          Hardie Finance B.V., James Hardie N.V. and certain
          purchasers thereto re $225,000,000 Guaranteed Senior Notes
 10.21    Form of 364 Day Standby Loan Agreement among James Hardie
          Finance B.V., James Hardie N.V., James Hardie Aust. Investco
          Pty Limited and certain lenders thereto
 10.22    Form of Revolving Loan Agreement among James Hardie Aust.
          Investco Pty Limited, James Hardie Finance B.V., James
          Hardie N.V. and certain lenders thereto
 21.1     List of Subsidiaries of James Hardie N.V.(1)
 23.1     Consent of PricewaterhouseCoopers
 23.2     Consent of PricewaterhouseCoopers N.V. (included in Exhibit
          8.1)
 23.3     Consent of De Brauw Blackstone Westbroek N.V. (included in
          Exhibit 5.1)(5)
 23.4     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
          8.2)(5)
 23.5     Consent of Allen Allen & Hemsley(7)
 23.6     Consent of Gibson, Dunn & Crutcher LLP(5)
 24.1     Powers of Attorney(4)

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
 99.1     Consent of Michael Gillfillan(4)
 99.2     Consent of Martin Koffel(4)
 99.3     Consent of Roger Siboni(4)

---------------
(1) Previously filed with this Registration Statement on February 8, 1999.

(2) Previously filed with this Registration Statement on November 27, 1998.

(3) Previously filed with this Registration Statement on February 19, 1999.

(4) Previously filed with this Registration Statement on September 17, 1998.


(5) Previously filed with this Registration Statement on February 24, 1999.



(6) Certain portions of the exhibit have been omitted pursuant to a confidential treatment request filed separately with the Securities and Exchange Commission.



(7) Previously filed with this Registration Statement on October 15, 1998.


     (b) FINANCIAL STATEMENTS SCHEDULES.

     Not Applicable.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be decreed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 2nd day of March, 1999.


                                          JAMES HARDIE N.V.,
                                          a company incorporated under the laws
                                          of The Netherlands

                                          By:                  *
                                            ------------------------------------
                                            Keith Barton
                                            President, Chief Executive Officer
                                              and Chairman of the Board of
                                              Directors and the Managing Board**


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 has been signed by the following persons in the capacities indicated on the 2nd day of March, 1999.


                          NAME                                               TITLE
                          ----                                               -----
                           *                              President, Chief Executive Officer and
--------------------------------------------------------  Chairman of the Board of Directors and the
                      Keith Barton                        Managing Board (Principal Executive
                                                          Officer)**

                           *                              Chief Financial Officer and Member of the
--------------------------------------------------------  Board of Directors and the Managing Board
                     Phillip Morley                       (Principal Financial Officer and Principal
                                                          Accounting Officer)**

                           *                              Member of the Board of Directors and the
--------------------------------------------------------  Supervisory Board**
                     Alan McGregor

                           *                              Member of the Board of Directors and the
--------------------------------------------------------  Supervisory Board**
                     Peter Willcox

                           *                              Member of the Managing Board
--------------------------------------------------------
                     Donald Cameron

                  /s/ PETER MACDONALD                     Authorized Representative in the United
--------------------------------------------------------  States
                    Peter Macdonald

---------------

*  By:  /s/ PETER MACDONALD
       -------------------------
      Peter Macdonald
      Attorney-in-fact

** Messrs. Barton, Morley, McGregor and Cameron are currently members of, and constitute a majority of, the Managing Board of the Registrant. Mr. Gunther A.R. Warris, the only other current member of the Managing Board, has tendered his resignation from the Managing Board, such resignation to become effective on the date that this Registration Statement is declared effective (the "Effective Date"). Pursuant to resolutions adopted prior to the date hereof by the Managing Board and the General Meeting of Shareholders of the
   Registrant: (a) the Articles of Association have been amended to create the Supervisory Board and the Board of Directors; (b) Messrs. Barton, Morley and McGregor have been appointed to the additional positions indicated; (c) Mr. McGregor will cease to be a member of the Managing Board; and (d) Mr. Willcox has been appointed to the positions indicated, effective, in each case, as of the Effective Date. In addition, on or shortly after the Effective Date, Messrs. Gillfillan, Koffel and Siboni will be added to the Board of Directors and the Supervisory Board. All persons who have signed this Registration Statement have been specifically authorized to do so by the Managing Board and the General Meeting of Shareholders of the Registrant.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
 1.1     Form of Underwriting Agreement(1)
 2.1     Share Acquisition Agreement, dated October 28, 1998, between
         JHIL and James Hardie Australia Pty Limited re acquisition of shares of James Hardie Fibre Cement Pty Limited(2)
 2.2     Share Acquisition Agreement, dated October 28, 1998, between
         JHIL and James Hardie Australia Pty Limited re acquisition of shares of James Hardie Windows (Holdings) Pty Limited and
         James Hardie Building Systems (Holdings) Pty Limited(2)
 2.3     Share Sale and Purchase Agreement, dated October 23, 1998, between RCI Pty Limited, James Hardie N.V. and JHIL re
         acquisition of shares of PT James Hardie Indonesia(2)
 2.4     Share Acquisition Agreement, dated October 23, 1998, among
         RCI Pty Limited, James Hardie N.V. and JHIL re acquisition of shares of James Hardie Philippines Inc.(2)
 2.5     Share Acquisition Agreement, dated October 22, 1998, among
         James Hardie N.V., RCI Malta Investments Limited and JHIL re
         acquisition of shares of James Hardie Research (Holdings)
         Pty Limited(2)
 2.6     Share Contribution Agreement, dated October 22, 1998, among
         James Hardie N.V., RCI Malta Investments Limited and JHIL re
         acquisition of shares of James Hardie (Holdings) Inc.(2)
 2.7     Business Acquisition Agreement, dated October 28, 1998,
         among James Hardie & Coy Pty Limited, James Hardie Australia
         Pty Limited and JHIL(2)
 2.8     Business Acquisition, dated October 28, 1998, Agreement
         among James Hardie & Coy Pty Limited, James Hardie US
         Investments Carson Inc. and JHIL(2)
 2.9     Business Acquisition Agreement, dated October 28, 1998,
         among James Hardie US Investments Carson Inc., James Hardie
         Australia Pty Limited and JHIL(2)
 2.10    Agreement for Sale and Purchase of Business, dated November
         2, 1998, among James Hardie Building Products Limited, James
         Hardie New Zealand Limited and JHIL(2)
 3.1     Form of Amended and Restated Articles of Association of
         James Hardie N.V.(3)
 4.1     Form of Common Stock Certificate of James Hardie N.V.(4)
 5.1     Opinion of De Brauw Blackstone Westbroek N.V.(5)
 8.1     Opinion of PricewaterhouseCoopers N.V. as to certain tax
         matters
 8.2     Opinion of Gibson, Dunn & Crutcher LLP as to certain tax
         matters(5)
10.1     Registration Rights Agreement between James Hardie N.V. and
         JHIL(4)
10.2     James Hardie N.V. 1999 Equity Incentive Plan(3)
10.3     James Hardie N.V. 1999 Independent Directors Deferred
         Compensation Plan(3)
10.4     Employment Agreement, dated January 1, 1999, between James
         Hardie Inc. and Dr. Keith Barton(3)
10.5     Employment Agreement between James Hardie N.V. and Dr. Keith
         Barton(3)
10.6     Employment Agreement, dated September 1, 1998, between James
         Hardie Inc. and Peter Macdonald(3)
10.7     Form of Joint and Several Indemnity Agreement among James
         Hardie N.V., James Hardie (USA) Inc. and certain indemnitees thereto(4)
10.8     Form of Deed of Access to Documents, Indemnity and Insurance
         among James Hardie N.V. and certain indemnitees thereto(1)
10.9     Reimbursement Agreement between James Hardie N.V. and
         JHIL(3)
10.10    Gypsum Supply Agreement, dated January 1, 1995, between
         Oxbow Carbon & Minerals, Inc. and James Hardie Gypsum
         (Washington), Inc.(6)
10.11    Paperboard Supply Agreement, dated May 14, 1998, among
         Republic Paperboard Company, Republic Group Incorporated and
         James Hardie Gypsum, Inc.(6)

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
-------                     ----------------------
10.12    Lease Agreement, effective November 1, 1998, among James
         Hardie & Coy Pty Limited, JHIL and James Hardie Australia
         Pty Limited re premises at Cnr Cobalt & Silica Street,
         Carole Park, Queensland, Australia(2)
10.13    Lease Agreement, effective November 1, 1998, among James
         Hardie & Coy Pty Limited, JHIL and James Hardie Australia
         Pty Limited re premises at 46 Randle Road, Meeandah,
         Queensland, Australia(2)
10.14    Lease Agreement, effective November 1, 1998, among James
         Hardie & Coy Pty Limited, JHIL and James Hardie Australia
         Pty Limited re premises at Cnr Colquhoun & Devon Streets,
         Rosehill, New South Wales, Australia(2)
10.15    Lease Agreement, effective November 1, 1998, among James
         Hardie & Coy Pty Limited, JHIL and James Hardie Australia
         Pty Limited re premises at 1 Grand Avenue, Camellia, New
         South Wales, Australia(2)
10.16    Lease Agreement, dated November 6, 1998, among James Hardie
         & Coy Pty Limited, JHIL and James Hardie Australia Pty
         Limited re premises at Rutland, Avenue, Welshpool, Western
         Australia, Australia(2)
10.17    Lease Agreement, effective November 1, 1998, among James
         Hardie Building Products Limited, JHIL and James Hardie New
         Zealand Limited re premises at Cnr O'Rorke & Station Roads,
         Penrose, Auckland, New Zealand(2)
10.18    Lease Agreement, effective November 1, 1998, among James
         Hardie Building Products Limited, JHIL and James Hardie New
         Zealand Limited re premises at 44-74 O'Rorke Road, Penrose,
         Auckland, New Zealand(2)
10.19    Lease Agreement, effective November 1, 1998, among James
         Hardie Building Products Limited, James Hardie New Zealand
         Limited and JHIL re premises at State Highway 16, Kumeu, New
         Zealand(2)
10.20    Note Purchase Agreement, dated November 5, 1998, among James
         Hardie Finance B.V., James Hardie N.V. and certain
         purchasers thereto re $225,000,000 Guaranteed Senior Notes
10.21    Form of 364 Day Standby Loan Agreement among James Hardie
         Finance B.V., James Hardie N.V., James Hardie Aust. Investco
         Pty Limited and certain lenders thereto
10.22    Form of Revolving Loan Agreement among James Hardie Aust.
         Investco Pty Limited, James Hardie Finance, B.V., James
         Hardie N.V. and certain lenders thereto.
21.1     List of Subsidiaries of James Hardie N.V.(1)
23.1     Consent of PricewaterhouseCoopers
23.2     Consent of PricewaterhouseCoopers N.V. (included in Exhibit
         8.1)
23.3     Consent of De Brauw Blackstone Westbroek N.V. (included in
         Exhibit 5.1)(5)
23.4     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
         8.2)(5)
23.5     Consent of Allen Allen & Hemsley(7)
23.6     Consent of Gibson, Dunn & Crutcher LLP(5)
24.1     Powers of Attorney(4)
99.1     Consent of Michael Gillfillan(4)
99.2     Consent of Martin Koffel(4)
99.3     Consent of Roger Siboni(4)


---------------
(1) Previously filed with this Registration Statement on February 8, 1999.

(2) Previously filed with this Registration Statement on November 27, 1998.

(3) Previously filed with this Registration Statement on February 19, 1999.

(4) Previously filed with this Registration Statement on September 17, 1998.


(5) Previously filed with this Registration Statement on February 24, 1999.

(6) Certain portions of the exhibit have been omitted pursuant to a confidential treatment request filed separately with the Securities and Exchange Commission.



(7) Previously filed with this Registration Statement on October 15, 1998.